Form 40-F/A
period 2021-12-31
Cardiol Therapeutics Inc.
filed 2022-04-20
CIK 1702123

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 40-F/A

(Amendment No. 1)

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

Cardiol Therapeutics Inc., an Ontario corporation (the “Registrant”), is filing this Amendment No. 1 (the “Amendment”) to Form 40-F (the “Form 40-F/A”) for the year ended December 31, 2021, to furnish exhibits 101 and 104, which provide certain items from the Registrant's Form 40-F formatted as Inline eXtensible Business Reporting Language (“XBRL”). In accordance with the policy of the Securities and Exchange Commission (the “Commission”) stated in Release No. 33-9002, the Registrant is filing this Form 40F/A within the 30-day period available to first time XBRL filers following the filing of the Registrant's Form 40-F, as filed with the Commission on March 24, 2022 (the “Original Filing”).

No other changes have been made to the Original Filing other than the furnishing of the exhibits described above, and no changes have been made to the financial statements previously filed as Exhibit 99.2 to the Original Filing. This Form 40-F/A does not reflect subsequent events occurring after the date of the Original Filing, or modify or update in any way disclosures made in the Original Filing. Accordingly, this Form 40-F/A should be read in conjunction with the Original Filing.

EXHIBIT INDEX

Exhibit No.	Title of Exhibit
99.1*	Annual Information Form of the Registrant for the year ended December 31, 2021

99.2	Audited Financial Statements of the Registrant for the year ended December 31, 2021, together with the Auditors’ Report thereon

99.3*	Management Discussion and Analysis of the Registrant for the year ended December 31, 2021

99.4*	Certification of the Chief Executive Officer pursuant to Rule 13a-14(a) or Rule 15d-14(a) of the United States Securities Exchange Act of 1934

99.5*	Certification of the Chief Financial Officer pursuant to Rule 13a-14(a) or Rule 15d-14(a) of the United States Securities Exchange Act of 1934

99.6*	Certification of the Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the United States Sarbanes Oxley Act of 2002

99.7*	Certification of the Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the United States Sarbanes Oxley Act of 2002

99.8*	Consent of Independent Registered Public Accounting Firm – BDO Canada LLP (PCAOB ID:1227)

101	Interactive Data File (formatted as Inline XBRL)

104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)
*	Previously filed.

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this Amendment No. 1 to be signed on its behalf by the undersigned, thereunto duly authorized.

Cardiol Therapeutics Inc.

	By:	/s/ Chris Waddick
Name: Chris Waddick
Title: Chief Financial Officer

Date: April 20, 2022