Form 20-F
period 2022-12-31
Cardiol Therapeutics Inc.
filed 2023-03-29
CIK 1702123

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year endedDecember 31, 2022

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report . . . . . . . . . . . . . . .

For the transition period from ____________to____________

Commission file number: 001-40712

Cardiol Therapeutics Inc.
(Exact name of Registrant as specified in its charter)

N/A
(Translation of Registrant’s name into English)

Ontario
(Jurisdiction of Incorporation or Organization)

2265 Upper Middle Road East, Suite 602, Oakville, Ontario L6H 0G5
(Address of Principal Executive Offices)

David Elsley

Cardiol Therapeutics Inc.

2265 Upper Middle Road East, Suite 602

Oakville, Ontario L6H 0G5

Telephone: (289) 910-0850

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Class A Common Shares	CRDL	The Nasdaq Stock Market LLC

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None
(Title of Class)

Securities for which there is a reporting obligation pursuant to section 15(d) of the Act

None
(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 64,042,536

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

☐Yes☒No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

☐Yes☒No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

☒Yes☐No

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files)

☒Yes☐No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒
Emerging growth company ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act.☐

†The term “new or revised financial accounting standard” refers to any updated issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report.☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements.☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b).☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP	☐	International Financial Reporting Standards as issued by the International Accounting Standards Board	☒	Other	☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

☐ Item 17☐ Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

☐Yes☒No

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Section 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court☒Yes☐No

i

GENERAL MATTERS

Unless otherwise noted or the context indicates otherwise “we”, “us”, “our”, “its”, the “Company”, the “Corporation” or “Cardiol” refers to Cardiol Therapeutics Inc.

Unless otherwise indicated, financial information in this Annual Report on Form 20-F (this “Annual Report”) has been prepared in accordance with International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board, or IASB. Unless otherwise noted herein, all references to “$,” “C$,” “Canadian dollars,” or “dollars” are to the currency of Canada and “US$,” “United States dollars,” or “U.S. dollars” are to the currency of the United States.

We are an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012, or the JOBS Act, and as such, we are exempt from the auditor attestation requirement in the assessment of the Corporation’s internal control over financial reporting.

Unless otherwise indicated, the Corporation has obtained the market and industry data contained in this Annual Report from its internal research, and third-party public information and other industry publications. While the Corporation believes such internal research, and third-party public information is reliable, the Corporation has not independently verified such internal research and third-party public information. While the Corporation is not aware of any misstatements regarding the market and industry data contained in this Annual Report, such data involves risks and uncertainties and are subject to change based on various factors, including those described under “Cautionary Statement Regarding Forward-Looking Information and Statements” and “Item 3.D. Risk Factors”.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Annual Report contains forward-looking statements that are subject to risks and uncertainties within the meaning of applicable U.S. and Canadian securities laws. These forward-looking statements include information about possible or assumed future results of our business, financial condition, results of operations, liquidity, plans and objectives. In some cases, you can identify forward-looking statements by terminology such as “believe,” “may,” “might,” “will,” “indicate,” “seek,” “likely,” “estimate,” “continue,” “anticipate,” “intend,” “should,” “plan,” “expect,” “predict,” “potential,” or the negative of these terms or other similar expressions. The statements we make regarding the following matters are forward-looking by their nature and are based on certain of the assumptions noted below:

●	our anticipated cash needs, and the need for additional financing;
●	our development of our product candidates for use in basic research, clinical studies, and commercialization;
●	our ability to develop new routes of administration of our product candidates, including parenteral, for use in basic research, clinical studies, and commercialization;
●	our ability to develop new formulations of our product candidates for commercialization;
●	the successful development and commercialization of our current product candidates and the addition of future products and product candidates;
●	the ability for our product delivery technologies to deliver our product candidates to inflamed and/or fibrotic tissue;
●	our intention to build a pharmaceutical brand and our products focused on addressing inflammation and fibrosis in heart disease, including acute myocarditis, recurrent pericarditis, and heart failure;
●	the expected medical benefits, viability, safety, efficacy, effectiveness, and dosing of our product candidates;
●	patents and intellectual property, including, but not limited to, our (a) ability to procure, defend, and/or enforce our intellectual property relating to our products, product formulations, routes of administration, product candidates, and associated uses, methods, and/or processes, and (b) freedom to operate;
●	our competitive position and the regulatory environment in which we operate;

●	the molecular targets and mechanism of action of our product candidates;
●	our financial position; our business strategy; our growth strategies; our operations; our financial results; our dividend policy; our plans and objectives; and
●	expectations of future results, performance, achievements, prospects, opportunities, or the market in which we operate.

In addition, any statements that refer to expectations, intentions, projections or other characterizations of future events or circumstances contain forward-looking information. Forward-looking information is based on certain assumptions and analyses made by the Corporation in light of the experience and perception of historical trends, current conditions, and expected future developments and other factors it believes are appropriate and are subject to risks and uncertainties. The preceding list is not intended to be an exhaustive list of all of our forward-looking statements. The forward-looking statements are based on our beliefs, assumptions and expectations of future performance, taking into account the information currently available to us. These statements are only predictions based upon our current expectations and projections about future events. Although we believe that the assumptions underlying these statements are reasonable, they may prove to be incorrect, and we cannot assure that actual results will be consistent with this forward-looking information. Given these risks, uncertainties, and assumptions, you should not place undue reliance on this forward-looking information. Whether actual results, performance, or achievements will conform to the Corporation’s expectations and predictions is subject to a number of known and unknown risks, uncertainties, assumptions, and other factors, including those listed under “Risk Factors” in Item 3.D. of this Annual Report, and the following:

●	the inherent uncertainty of product development including basic research and clinical trials;
●	our requirement for additional financing;
●	our negative cash flow from operations;
●	our history of losses;
●	dependence on the success of our early-stage product candidates which may not generate revenue;
●	reliance on management, loss of members of management or other key personnel, or an inability to attract new management team members;
●	our ability to successfully design, initiate, execute, and complete clinical trials, including the high cost, uncertainty, and delay of clinical trials and additional costs associated with any failed clinical trials;
●	the uncertainty our investigational products will have a therapeutic benefit in the clinical indications we are pursuing;
●	potential equivocal or negative results from clinical trials and their adverse impacts on our future commercialization efforts;
●	our ability to receive and maintain regulatory exclusivities, including Orphan Drug Designations/Approvals, for our products and product candidates;
●	delays in achievement of projected development goals;
●	management of additional regulatory burdens;
●	volatility in the market price for the securities;
●	failure to protect and maintain and the consequential loss of intellectual property rights;
●	third-party claims relating to misappropriation by the Corporation of their intellectual property;

●	reliance on third parties to conduct and monitor our pre-clinical studies and clinical trials;
●	our product candidates being subject to controlled substance laws which may vary from jurisdiction to jurisdiction;
●	changes in laws, regulations, and guidelines relating to our business, including tax and accounting requirements;
●	our reliance on early-stage research regarding the medical benefits, viability, safety, efficacy, and dosing of our product candidates;
●	claims for personal injury or death arising from the use of our products and product candidates;
●	uncertainty relating to market acceptance of our product candidates;
●	our lack of experience in commercializing any products, including selling, marketing, or distributing our products;
●	securing third-party payor reimbursement for our products and product candidates;
●	the level of pricing and reimbursement for our products and product candidates, if approved;
●	our dependence on Dalton and other contract manufacturers;
●	unsuccessful collaborations with third parties;
●	business disruptions affecting third-party suppliers and manufacturers;
●	lack of control in future production and selling prices of our product candidates;
●	competition in our industry;
●	our inability to develop new technologies and products and the obsolescence of existing technologies and products;
●	unfavorable publicity or consumer perception towards our products;
●	product liability claims and product recalls;
●	expansion of our business to other jurisdictions;
●	fraudulent activities of employees, contractors, and consultants;
●	our reliance on key inputs and their related costs;
●	difficulty associated with forecasting demand for the Corporation’s products;
●	operating risk and insurance coverage;
●	our inability to manage growth;
●	conflicts of interest among our officers and Directors;
●	managing damage to our reputation and third-party reputational risks;

●	relationships with customers and third-party payors and consequential exposure to applicable anti-kickback, fraud, and abuse and other healthcare laws;
●	exposure to information systems security threats;
●	no dividends for the foreseeable future;
●	future sales of Common Shares and May 2021 Warrants by existing shareholders causing the market price for the Common Shares and May 2021 Warrants to fluctuate;
●	the issuance of Common Shares in the future causing dilution;
●	Our operations could be adversely affected by events outside of our control;
●	the residual impact of the coronavirus (COVID-19) pandemic on operations, including the conduct and completion of clinical trials;
●	the events arising from the Russian invasion of Ukraine and the responses of governments around the world continuing to have a significant effect on the global economy; and
●	failure to meet regulatory or ethical expectations on environmental impact, including climate change.

If any of these risks or uncertainties materialize, or if assumptions underlying the forward-looking information prove incorrect, actual results may vary materially from those anticipated in the forward-looking information. Furthermore, unless otherwise stated, the forward-looking statements contained in this Annual Report are made as of the date hereof, and we have no intention and undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events, changes or otherwise, except as required by law.

v

GLOSSARY

“2020 Compensation Warrants” has the meaning set out under the heading “Corporate History – Year Ended December 31, 2020”.

“2020 Underwriters” has the meaning set out under the heading “Corporate History – Year Ended December 31, 2020”.

“5-day VWAP” means the five-day volume weighted average closing price of the Common Shares on the TSX.

“ACC” means the American College of Cardiology.

“ACE” means Angiotensin Converting Enzyme.

“ANDA” means abbreviated new drug application.

“APIs” means active pharmaceutical ingredients.

“ARBs” means Angiotensin Receptor Blockers.

“ARCHER” means the Corporation’s Phase II multi-national, double-blind, placebo-controlled clinical study evaluating the tolerance, safety, and efficacy of its lead product candidate, CardiolRx, in acute myocarditis.

“Audit Committee” means the Corporation’s Audit Committee.

“BDO” means the auditors of the Corporation, BDO Canada LLP, Chartered Professional Accountants, of 1000 De La Gauchetière Street West, Suite 200, Montréal, Québec H3B 4W5.

“Bioavailability” means the proportion of a drug or other substance that enters systemic circulation when introduced into the body.

“BNP” means B-type Natriuretic Peptide.

“Board of Directors” or “Board” means the board of directors of the Corporation and “Director” means each director of the Corporation.

“Cannabis” has the meaning set out in Canada’s Cannabis Act (S.C. 2018, c. 16).

“Cannabis Act” means Cannabis Act (Canada), which came into force on October 17, 2018 and was amended on October 17, 2019, October 17, 2020, and December 2, 2022.

“Cannabis Regulations” means regulations issued pursuant to the Cannabis Act.

“Cardiol” or the “Corporation” means Cardiol Therapeutics Inc.

“Cardiol USA” means the wholly owned subsidiary of the Corporation, Cardiol Therapeutics USA Inc.

“CARO” means the Instituto Tecnológico y de Estudios Superiores de Monterrey’s Clinical Academic Research Organization, S.A. de C.V.

“CARO Compensation Warrants” has the meaning set out under the heading “Commercial Relationships – TecSalud (CARO Development Agreement)”.

“CARO Compensation Warrant Share” has the meaning set out under the heading “Commercial Relationships – TecSalud (CARO Development Agreement)”.

“CARO Development Activities” has the meaning set out under the heading “Commercial Relationships – TecSalud (CARO Development Agreement)”.

“CARO Development Agreement” has the meaning set out under the heading “Commercial Relationships – TecSalud (CARO Development Agreement)”.

“CARO Development Plan” has the meaning set out under the heading “Commercial Relationships – TecSalud (CARO Development Agreement)”.

“CDS” means CDS Clearing and Depository Services Inc.

“CDSA” means the Controlled Drugs and Substances Act, SC 1996, c 19, a Canadian federal act containing restrictions in use of controlled substances.

“CEC” means Clinical Endpoints Committee.

“CEO” means Chief Executive Officer.

“CFO” means Chief Financial Officer.

“COO” means Chief Operating Officer.

“CG&C Committee” means the Corporate Governance and Compensation Committee.

“cGMP” means the FDA’s Continuing Good Manufacturing Practice regulations.

“CHMP” means the Committee for Medicinal Products for Human Use.

“CIPO” means the Canadian Intellectual Property Office.

“CMOs” means contract manufacturing organizations.

“Common Shares” or “Shares” means the Class A common shares in the capital of the Corporation.

“Computershare Trust” means Computershare Trust Company of Canada, the Warrant agent.

“COVID-19” means a disease caused by the SARS-CoV-2 virus.

“CRO” means contract research organizations.

“CSA” means the U.S. Controlled Substances Act.

“CTA” means clinical trial application.

“CVD” means cardiovascular disease.

“Dalton” means Dalton Chemical Laboratories, Inc., operating as Dalton Pharma Services.

“Dalton Services Agreement” has the meaning set out under the heading “Commercial Relationships – Dalton”.

“DSMC” means the Data Safety Monitoring Committee.

“DEA” means the Drug Enforcement Agency.

“DSUs” means deferred share units.

“EMA” means European Medicines Agency.

“EndoMT” means endothelial-to-mesenchymal cell transition.

“E.U.” means European Union.

“FCPA” means the U.S. Foreign Corrupt Practices Act of 1977.

“FDA” means the U.S Food and Drug Administration.

“FDCA” means the U.S. Federal Food, Drug, and Cosmetic Act.

“Founders” means the founders of Cardiol; namely, David Elsley, Dr. Eldon Smith, and Dr. Anthony Bolton.

“GCP” means Good Clinical Practices.

“Health Canada” means the department of the government of Canada with responsibility for national public health.

“HF” means heart failure.

“HFpEF” means heart failure with preserved ejection fraction.

“HTN” means hypertension.

“ICFR” means internal controls over financial reporting.

“IFRS” means International Financial Reporting Standards.

“IL-1ß” means interleukin-1ß.

“IL-6” means interleukin-6.

“IND” means an FDA investigational new drug.

“IRB” means Institutional Review Boards.

“IT” means information technology.

“Legacy Equity Compensation Plan” means the stock option plan the Board of Directors has adopted whereby options and shares may be granted to the Corporation’s Directors, officers, employees, and consultants. This plan was replaced by the Omnibus Equity Incentive Plan.

“MAA” means marketing authorization application.

“Management” means the management of the Corporation.

“Market Price” means the 5-day VWAP.

“May 2021 Underwriters” has the meaning set out under the heading “Corporate History – Year Ended December 31, 2021”.

“May 2021 Warrant Indenture” has the meaning set out under the heading “Corporate History – Year Ended December 31, 2021”.

“May 2021 Warrants” has the meaning set out under the heading “Corporate History – Year Ended December 31, 2021”.

“Meros” means Meros Polymers Inc.

“Meros Escrow Shares” has the meaning set out under the heading “Commercial Relationships – Meros”.

“Meros License Agreement” has the meaning set out under the heading “Commercial Relationships – Meros”.

“Meros Milestone” has the meaning set out under the heading “Commercial Relationships – Meros”.

“Meros Special Warrants” has the meaning set out under the heading “Commercial Relationships – Meros”.

“nanoparticles” means particles of nano-scale – i.e., <100 nanometres in size.

“nanotherapeutics” means therapeutic drugs encapsulated within nanoparticles – i.e., particles that are <100 nanometres in diameter.

“Nasdaq” means the Nasdaq Stock Market LLC.

“NDA” means a New Drug Application under the FDA.

“NDS” means New Drug Submission.

“NEO” means the Corporation’s named executive officers, being its Chief Executive Officer, Chief Financial Officer, Chief Operating Officer, and Chief Medical Officer (or persons who acted in similar capacities).

“NI 52-110” means National Instrument 52-110 – Audit Committees.

“NOC” means Notice of Compliance.

“NON” means Notice of Noncompliance.

“Noramco” means Noramco, Inc.

“November 2021 Underwriters” has the meaning set out under the heading “Corporate History – Year Ended December 31, 2021”.

“November 2021 Warrant Indenture” has the meaning set out under the heading “Corporate History – Year Ended December 31, 2021”.

“Omnibus Equity Incentive Plan” means the equity compensation plan the Board of Directors has adopted whereby options, shares, and other share awards may be granted to the Corporation’s Directors, officers, employees, and consultants.

“Option” means an option under the Legacy Equity Compensation Plan or Omnibus Equity Incentive Plan.

“Orphan Drug” means a drug or biological product to prevent, diagnose, or treat a rare disease or condition affecting fewer than 200,000 citizens in the U.S. or 5 per 10,000 citizens in the E.U. An Orphan Drug benefits from 7 years’ market exclusivity in the U.S and 10 years’ market exclusivity in the E.U.

“Orphan Drug Designation” means the FDA’s designation and approval of an Orphan Drug under the standards and procedures as set out in the Orphan Drug Act (21 CFR Part 316).

“PCL” means polycaprolactone.

“PEG” means polyethylene glycol.

“pharmacokinetics” or “PK” means the fate of a drug once administered, for e.g., concentration and duration retained in circulation.

“ppm” means parts-per-million.

“PSUs” means performance share units.

“Purisys” means Purisys, LLC.

“Purisys Exclusive Supply Agreement” has the meaning set out under the heading “Commercial Relationships – Purisys”.

“Regulations” has the meaning ascribed thereto under “Regulatory Framework in Canada for Cannabis”.

“RSUs” means restricted share units.

“SARS-CoV-2” means severe acute respiratory syndrome coronavirus 2.

“Share Awards” means shares, performance share units, restricted share units, and deferred share units.

“Shareholder” means a shareholder of the Corporation.

“SC” means subcutaneous.

“SEC” means the U.S. Securities and Exchange Commission.

“TecSalud” means TecSalud del Tecnológico de Monterrey, Mexico.

“THC” means tetrahydrocannabinol.

“TSX” means the Toronto Stock Exchange.

“U.S.” means the United States of America.

“U.S. Exchange Act” means the U.S. Securities Exchange Act of 1934, as amended.

x

PART I

ITEM 1.IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

Not required.

ITEM 2.OFFER STATISTICS AND EXPECTED TIMETABLE

Not required.

ITEM 3.KEY INFORMATION

3.A.

[Reserved]

3.B.Capitalization and Indebtedness

Not required.

3.C.Reasons for the Offer and Use of Proceeds

Not required.

3.D.Risk Factors

Following is a list of risks that the Corporation faces in its normal course of business. These are factors which, individually or in the aggregate, we think could cause our actual results to differ significantly from anticipated or historical results. The risks and uncertainties set out below are not exhaustive and are not the only ones the Corporation is facing. If any of the following risks actually occur, the Corporation’s business may be harmed and the Corporation’s financial condition and results of operations may suffer significantly. Investors should carefully consider the risk factors set out below and consider all other information contained herein and in the Corporation’s other public filings before making an investment decision. The risks set out below are not an exhaustive list and should not be taken as a complete summary or description of all the risks associated with the Corporation’s business and the biotechnology business generally. Additionally, investors should not interpret the disclosure of a risk to imply that the risk has not already materialized.

Risks Related to our Business and Industry

The Corporation’s prospects depend on the success of our subcutaneous product candidate which is in early stages of development, and the success of our Phase II trial in acute myocarditis and Phase II open-label pilot study in recurrent pericarditis. We do not expect to generate revenue for several years, if at all, from the acute myocarditis, recurrent pericarditis and subcutaneous product candidates.

Given the early stage of development of our subcutaneous product candidate, and the uncertainty inherent in clinical trials, we can make no assurance that our research and development programs will result in regulatory approval or commercially viable products. To achieve profitable operations, we, alone or with others, must successfully develop, gain regulatory approval, and market our product candidates, if approved. We currently have no products that have been approved by the FDA, Health Canada, or any similar regulatory authority. To obtain regulatory approvals for our product candidates being developed and to achieve commercial success, if approved, clinical trials must demonstrate that the product candidates are safe for human use and that they demonstrate efficacy, as determined by the appropriate regulatory agency.

Many product candidates never reach the stage of clinical testing and even those that do have only a small chance of successfully completing clinical development and gaining regulatory approval. Product candidates may fail for a number of reasons, including, but not limited to, being unsafe for human use or due to the failure to provide therapeutic benefits equal to or better than the standard of treatment at the time of testing. Positive results of early pre-clinical research may not be indicative of the results that will be obtained in later stages of pre-clinical or clinical research. Interim results of a clinical trial do not necessarily predict final results. Similarly, positive results from early-stage clinical trials may not be indicative of favorable outcomes in later-stage clinical trials. We can make no assurance that any future studies, if undertaken, will yield favorable results. The early stage of our subcutaneous product development makes it particularly uncertain whether any of these product development efforts will prove to be successful and meet applicable regulatory requirements, and whether any of our product candidates will receive the requisite regulatory approvals, be capable of being manufactured at a reasonable cost, or be successfully marketed, if approved. If we are successful in developing our current and future product candidates into approved products, we will still experience many potential obstacles such as the need to develop or obtain manufacturing, marketing, and distribution capabilities. If we are unable to successfully commercialize any of our product candidates, our financial condition and results of operations may be materially and adversely affected.

The continued development of the Corporation will require additional financing. If we fail to raise such capital, it could result in the delay or indefinite postponement of our current business strategy, or we could cease to carry on business.

There is no guarantee that the Corporation will be able to execute on its strategy. The continued development of the Corporation will require additional financing. The failure to raise needed capital could result in the delay or indefinite postponement of current business strategy or the Corporation ceasing to carry on business. There can be no assurance that additional capital or other types of financing will be available if needed or that, if available, the terms of such financing will be favorable to the Corporation. If additional funds are raised through issuances of equity or convertible debt securities, existing shareholders could suffer significant dilution, and any new equity securities issued could have rights, preferences, and privileges superior to those of holders of Common Shares. In addition, from time to time, the Corporation may enter into transactions to acquire assets or the shares of other companies. These transactions may be financed wholly or partially with debt, which may temporarily increase the Corporation’s debt levels above industry standards. Any debt financing secured in the future could involve restrictive covenants relating to capital raising activities and other financial and operational matters, which may make it more difficult for the Corporation to obtain additional capital and to pursue business opportunities, including potential acquisitions. Debt financings may contain provisions, which, if breached, may entitle lenders to accelerate repayment of loans and there is no assurance that the Corporation would be able to repay such loans in such an event or prevent the enforcement of security granted pursuant to such debt financing. The Corporation may require additional financing to fund its operations to the point where it is generating positive cash flows. Negative cash flow may restrict the Corporation’s ability to pursue its business objectives.

In the event of bankruptcy, liquidation, or reorganization of Cardiol, holders of its debt and its trade creditors will generally be entitled to payment of their claims from the assets of Cardiol before any assets are made available for distribution to Cardiol or its shareholders. The Common Shares are effectively subordinated to the debt and other obligations of Cardiol.

We intend to expend our limited resources to pursue our current product candidates, and may fail to capitalize on other product candidates that may be more profitable or for which there is a greater likelihood of success.

Because we have limited financial and managerial resources, we are focusing on research programs relating to our current product candidates, which concentrates the risk of product failure in the event that our current product candidates prove to be unsafe or ineffective or inadequate for clinical development or commercialization. Our resource allocation decisions may cause us to fail to capitalize on viable commercial products or profitable market opportunities. Our spending on proprietary research and development programs relating to our current product candidates may not yield any commercially viable products.

We have a history of operating losses and may never achieve or maintain profitability in the future.

It is possible that we will never have sufficient product sales revenue to achieve profitability. We expect to continue to incur losses for at least the next several years as we or our collaborators and licensees pursue clinical trials and research and development efforts. To become profitable, we, either alone or with our collaborators and licensees, must successfully market our pharmaceutical cannabidiol and develop, manufacture, and market our current product candidates, as well as continue to identify, develop, manufacture, and market new product candidates. It is possible that we will never have significant product sales revenue or receive royalties on our licensed product candidates. If funding is insufficient at any time in the future, we may not be able to develop or commercialize our products, take advantage of business opportunities, or respond to competitive pressures.

We currently do not earn any revenues from our drug candidates and are therefore considered to be in the development stage. The continuation of our research and development activities and the commercialization of the targeted therapeutic products are dependent upon our ability to successfully finance and complete our research and development programs through a combination of equity financing and payments from strategic partners. We have no current sources of significant payments from strategic partners.

We rely on Management and need additional key personnel to grow our business, and the loss of key employees or inability to hire key personnel could harm our business.

The loss of David Elsley, our President and CEO, or other key members of our staff, could harm us. We also depend on our scientific and clinical collaborators and advisors, all of whom have outside commitments that may limit their availability to us. In addition, we believe that our future success will depend in large part upon our ability to attract and retain highly skilled scientific, managerial, medical, clinical, and regulatory personnel, particularly as we expand our activities and seek regulatory approvals for clinical trials. We routinely enter into consulting agreements with our scientific and clinical collaborators and advisors, key opinion leaders, and academic partners in the ordinary course of our business. We also enter into contractual agreements with physicians and institutions who will recruit patients into our clinical trials on our behalf in the ordinary course of our business. Notwithstanding these arrangements, we face significant competition for these types of personnel from other companies, research and academic institutions, government entities, and other organizations. We cannot predict our success in hiring or retaining the personnel we require for continued growth. The loss of the services of any of our executive officers or other key personnel could potentially harm our business operating results, or financial condition.

Clinical trials for our product candidates are expensive, time consuming, uncertain, and susceptible to change, delay or termination.

Clinical trials are expensive, time consuming, and difficult to design and implement. Even if the results of our clinical trials are favorable, the clinical trials for a number of our product candidates are expected to continue for several years and may take significantly longer to complete. In addition, we, the FDA, Health Canada, or other regulatory authorities, including state and local authorities may suspend, delay, or terminate our clinical trials at any time, require us to conduct additional clinical trials, require a particular clinical trial to continue for a longer duration than originally planned, or require a change to our development plans such that we conduct clinical trials for a product candidate in a different order, e.g., in a step-wise fashion rather than running two trials of the same product candidate in parallel. Any of the foregoing could have a material adverse effect on our business, results of operations, and financial condition.

If clinical trials of our product candidates fail to demonstrate safety and efficacy to the satisfaction of regulatory authorities or do not otherwise produce positive results, we would incur additional costs or experience delays in completing, or ultimately be unable to complete, the development and commercialization of our product candidates.

Before obtaining marketing approval from regulatory authorities for the sale of our product candidates, we must conduct pre-clinical studies in animals and extensive clinical trials in humans to demonstrate the safety and efficacy of the product candidates. Clinical testing is expensive and difficult to design and implement, can take many years to complete, and has uncertain outcomes. The outcome of pre-clinical studies and early clinical trials may not predict the success of later clinical trials and interim results of a clinical trial do not necessarily predict final results.

A number of companies in the pharmaceutical and biotechnology industries have suffered significant setbacks in advanced clinical trials due to lack of efficacy or unacceptable safety profiles, notwithstanding promising results in earlier trials. We do not know whether the clinical trials we may conduct will demonstrate adequate efficacy and safety to result in regulatory approval to market any of our product candidates in any jurisdiction. A product candidate may fail for safety or efficacy reasons at any stage of the testing process. A major risk we face is the possibility that none of our product candidates under development will successfully gain market approval from the FDA, Health Canada, or other regulatory authorities, resulting in us being unable to derive any commercial revenue from them after investing significant amounts of capital in multiple stages of pre-clinical and clinical testing.

Even if the results of our clinical trials are favorable, the clinical trials for a number of our product candidates are expected to continue for several years and may take significantly longer to complete. In addition, we, the FDA, Health Canada, or other regulatory authorities, including state and local authorities may suspend, delay, or terminate our clinical trials at any time, require us to conduct additional clinical trials, require a particular clinical trial to continue for a longer duration than originally planned, require a change to our development plans such that we conduct clinical trials or a product candidate in a different order, e.g., in a step-wise fashion rather than running two trials of the same product candidate in parallel. Any of the foregoing could have a material adverse effect on our business, results of operations, and financial condition.

If we experience delays in clinical testing, we will be delayed in commercializing our product candidates, if approved, and our business may be substantially harmed.

We cannot predict whether any clinical trials will begin as planned, will need to be restructured, or will be completed on schedule, or at all. Our product development costs will increase if we experience delays in clinical testing. Significant clinical trial delays could shorten any periods during which we may have the exclusive right to commercialize our product candidates or allow our competitors to bring products to market before us, which would impair our ability to successfully commercialize our product candidates, if approved, and may harm our financial condition, results of operations, and prospects. The commencement and completion of clinical trials for our product candidates may be delayed for a number of reasons, including delays related, but not limited, to:

●	failure by regulatory authorities to grant permission to proceed or placing the clinical trial on hold;
●	difficulties obtaining IRB or ethics committee approval to conduct a clinical trial at a prospective site;
●	import/export and research restrictions for cannabinoid-based pharmaceuticals delaying or preventing clinical trials in various geographical jurisdictions;
●	patients failing to enroll or remain in our trials at the rate we expect;
●	suspension or termination of clinical trials by regulators for many reasons, including concerns about patient safety or failure of our contract manufacturers to comply with cGMP requirements;
●	delays or failure to obtain clinical supply from contract manufacturers of our product candidates necessary to conduct clinical trials;
●	product candidates demonstrating a lack of safety or efficacy during clinical trials;
●	patients choosing an alternative treatment for the indications for which we are developing any of our product candidates or participating in competing clinical trials and/or scheduling conflicts with participating clinicians;
●	patients failing to complete clinical trials due to dissatisfaction with the treatment, side effects, or other reasons;
●	reports of clinical testing on similar technologies and products raising safety and/or efficacy concerns;
●	clinical investigators not performing our clinical trials on their anticipated schedule, dropping out of a trial, or employing methods not consistent with the clinical trial protocol, and regulatory requirements, or other third parties not performing data collection and analysis in a timely or accurate manner;
●	failure of our CROs to satisfy their contractual duties or meet expected deadlines;

●	inspections of clinical trial sites by regulatory authorities or IRBs, or ethics committees finding regulatory violations that require us to undertake corrective action, resulting in suspension or termination of one or more sites or the imposition of a clinical hold on the entire study;
●	one or more IRBs or ethics committees rejecting, suspending, or terminating the study at an investigational site, precluding enrollment of additional subjects, or withdrawing its approval of the trial; or
●	failure to reach agreement on acceptable terms with prospective clinical trial sites.

In addition, a clinical trial may be suspended or terminated by us, the FDA, IRBs, ethics committees, data safety monitoring boards, or other foreign regulatory authorities overseeing the clinical trial at issue or other regulatory authorities due to a number of factors, including, among others:

●	failure to conduct the clinical trial in accordance with regulatory requirements or our clinical trial protocols;
●	inspection of the clinical trial operations or clinical trial sites by the FDA, the European Medicines Agency, or other foreign regulatory authorities that reveals deficiencies or violations that require us to undertake corrective action, including the imposition of a clinical hold;
●	unforeseen safety issues, including any safety issues that could be identified in our ongoing pre-clinical studies;
●	adverse side effects or lack of effectiveness; and
●	changes in government regulations or administrative actions.

Our product development costs will increase if we experience delays in testing or approval or if we need to perform more or larger clinical trials than planned. Additionally, changes in regulatory requirements and policies may occur, and we may need to amend study protocols to reflect these changes. Amendments may require us to resubmit our study protocols to regulatory authorities, IRBs, or ethics committees for re-examination, which may impact the cost, timing, or successful completion of that trial. Delays or increased product development costs may have a material adverse effect on our business, financial condition, and prospects.

Negative results from clinical trials or studies of others and adverse safety events involving the targets of our product candidates may have an adverse impact on our future commercialization efforts.

From time to time, studies or clinical trials on various aspects of biopharmaceutical products are conducted by academic researchers, competitors, or others. The results of these studies or trials, when published, may have a significant effect on the market for the biopharmaceutical product that is the subject of the study. The publication of negative results of studies or clinical trials or adverse safety events related to our product candidates, or the therapeutic areas in which our product candidates compete, could adversely affect the price of the securities and our ability to finance future development of our product candidates, and our business and financial results could be materially and adversely affected.

Our activities are subject to comprehensive regulation, including under healthcare laws and compliance requirements.

In the United States, our activities are potentially subject to additional regulation by various federal, state, and local authorities in addition to the FDA, including, among others, the Centers for Medicare and Medicaid Services, other divisions of Health and Human Services, or HHS, (for example, the Office of Inspector General), the Department of Justice, and individual United States Attorney offices within the Department of Justice, and state and local governments.

In Canada, our activities are potentially subject to additional regulation by various federal and provincial authorities in addition to Health Canada, including among others, and publicly mandated organizations given a provincial sales license under the Cannabis Act.

Because of the breadth of these laws and the narrowness of available statutory and regulatory exemptions, it is possible that some of our business activities could be subject to challenge under one or more of such laws. If our operations are found to be in violation of any of the federal and state laws described above or any other governmental regulations that apply to us, we may be subject to penalties, including criminal and significant civil monetary penalties, damages, fines, imprisonment, exclusion from participation in government programs, injunctions, recall or seizure of products, total or partial suspension of production, denial or withdrawal of pre-marketing product approvals, private “qui tam” actions brought by individual whistleblowers in the name of the government, or refusal to allow us to enter into supply contracts, including government contracts, and the curtailment or restructuring of our operations, any of which could adversely affect our ability to operate our business and our results of operations. To the extent that any of our products are sold in a foreign country, we may be subject to similar foreign laws and regulations, which may include, for instance, applicable post-marketing requirements, including safety surveillance, anti-fraud and abuse laws, and implementation of corporate compliance programs and reporting of payments or transfers of value to healthcare professionals.

We may not achieve our projected development goals in the time frames and cost estimates we announce and expect.

We set goals for, and make public statements regarding, the expected timing and costs of the accomplishment of objectives material to our success, the commencement and completion of clinical trials, and the expected costs to develop our product candidates. The actual timing and costs of these events can vary dramatically due to factors within and beyond our control, such as delays or failures in our clinical trials, issues related to the manufacturing of drug supply, uncertainties inherent in the regulatory approval process, market conditions, and interest by partners in our product candidates among other things. We may not make regulatory submissions or receive regulatory approvals as planned; our clinical trials may not be completed; or we may not secure partnerships for any of our product candidates. Any failure to achieve one or more of these milestones as planned would have a material adverse effect on our business, financial condition, and results of operations.

Unpredictable and volatile market price for Common Shares.

The market price for Common Shares may be volatile and subject to wide fluctuations in response to numerous factors, many of which are beyond our control, including the following:

●	actual or anticipated fluctuations in our quarterly results of operations;
●	recommendations by securities research analysts;
●	changes in the economic performance or market valuations of companies in the industry in which we operate;
●	addition or departure of our executive officers and other key personnel;
●	sales or perceived sales of additional Common Shares;
●	significant acquisitions or business combinations, strategic partnerships, joint ventures, or capital commitments by or involving us or our competitors;
●	operating and share price performance of other companies that investors deem comparable to us
●	fluctuations to the costs of vital production materials and services;
●	changes in global financial markets and global economies and general market conditions, such as interest rates and pharmaceutical product price volatility;
●	operating and share price performance of other companies that investors deem comparable to the Corporation or from a lack of market comparable companies; and
●	news reports relating to trends, concerns, technological or competitive developments, regulatory changes, and other related issues in our industry or target markets.

Financial markets have recently experienced significant price and volume fluctuations that have particularly affected the market prices of equity securities of companies and that have often been unrelated to the operating performance, underlying asset values, or prospects of such companies. Accordingly, the market price of the Common Shares may decline even if our operating results, underlying asset values, or prospects have not changed. Additionally, these factors, as well as other related factors, may cause decreases in asset values that are deemed to be other than temporary, which might result in impairment losses. There can be no assurance that continuing fluctuations in price and volume will not occur. If such increased levels of volatility and market turmoil continue, our operations could be adversely affected, and the trading price of the Common Shares might be materially adversely affected.

Securities or industry analysts may publish inaccurate or unfavorable research reports, stock price and trading volume could decline.

The trading market for our Common Shares will depend in part on the research and reports that securities or industry analysts publish about us or our business. If one or more of the analysts who cover us downgrade our Common Shares or publish inaccurate or unfavorable research about our business, our share price would likely decline. If one or more of these analysts cease coverage of our Corporation or fail to publish reports on us regularly, demand for our stock could decrease, which might cause our share price and trading volume to decline.

If we fail to adequately protect or enforce our intellectual property rights or secure rights to patents of others, the value of our intellectual property rights would diminish.

Our success, competitive position, and future revenues will depend in part on our ability and the abilities of our licensors to obtain and maintain patent protection for our products, methods, processes, and other technologies, to preserve our trade secrets, to prevent third parties from infringing on our proprietary rights, and to operate without infringing the proprietary rights of third parties.

To date, we have exclusive rights to certain Canadian, United States, and other foreign intellectual property. We anticipate filing additional patent applications in Canada, the United States, and in other countries, as appropriate. However, we cannot predict:

●	the degree and range of protection any patents will afford us against competitors, including whether third parties will find ways to invalidate or otherwise circumvent our patents;
●	if and when patents will issue;
●	whether or not others will obtain patents claiming aspects similar to those covered by our patents and patent applications; or
●	whether we will need to initiate litigation or administrative proceedings which may be costly whether we win or lose.

Our success also depends upon the skills, knowledge, and experience of our scientific and technical personnel, our consultants and advisors, as well as our licensors and contractors. To help protect our proprietary know-how and our inventions for which patents may be unobtainable or difficult to obtain, we rely on trade-secret protection and confidentiality agreements. To this end, it is our policy generally to require our employees, consultants, advisors, and contractors to enter into agreements which prohibit the disclosure of confidential information and, where applicable, require disclosure and assignment to us of the ideas, developments, discoveries, and inventions important to our business. These agreements may not provide adequate protection for our trade secrets, know-how, or other proprietary information in the event of any unauthorized use or disclosure or the lawful development by others of such information. If any of our trade secrets, know-how, or other proprietary information is disclosed, the value of our trade secrets, know-how, and other proprietary rights would be significantly impaired and our business and competitive position would suffer.

Owning a patent does not per se prevent competition. To stop third-party infringement, a patent owner and/or licensee must take steps to enforce the patent through court proceedings. This can be a very lengthy and costly process and the outcome may be uncertain.

Obtaining and maintaining our patent protection depends on compliance with various procedural, document submission, fee payment, and other requirements imposed by governmental patent agencies, and our patent protection could be reduced or eliminated for non-compliance with these requirements.

The CIPO and various foreign national or international patent agencies require compliance with a number of procedural, documentary, fee payment, and other similar provisions during the patent application process. Periodic maintenance fees on any issued patent are due to be paid to CIPO and various foreign national or international patent agencies in several stages over the lifetime of the patent. While an inadvertent lapse can in many cases be cured by payment of a late fee or by other means in accordance with the applicable rules, there are situations in which non-compliance can result in abandonment or lapse of the patent or patent application, resulting in partial or complete loss of patent rights in the relevant jurisdiction. Non-compliance events that could result in abandonment or lapse of patent rights include, but are not limited to, failure to timely file national and regional stage patent applications based on our international patent application, failure to respond to official actions within prescribed time limits, non-payment of fees, and failure to properly legalize and submit formal documents.

If we fail to maintain the patents and patent applications covering our product candidates, our competitors might be able to enter the market, which would have a material adverse effect on our business. While a patent may be granted by a national patent office, there is no guarantee that the granted patent is valid. Options exist to challenge the validity of the patent which, depending upon the jurisdiction, may include re-examination, opposition proceedings before the patent office, and/or invalidation proceedings before the relevant court. Patent validity may also be the subject of a counterclaim to an allegation of patent infringement.

Pending patent applications may be challenged by third parties in protest or similar proceedings. Third parties can typically submit prior art material to patentability for review by the patent examiner. Regarding Patent Cooperation Treaty applications, a positive opinion regarding patentability issued by the International Searching Authority does not guarantee allowance of a national application derived from the Patent Cooperation Treaty application. The coverage claimed in a patent application can be significantly reduced before the patent is issued, and the patent’s scope can be modified after issuance. It is also possible that the scope of claims granted may vary from jurisdiction to jurisdiction.

The grant of a patent does not have any bearing on whether the invention described in the patent application would infringe the rights of earlier filed patents. It is possible to both obtain patent protection for an invention and yet still infringe the rights of an earlier granted patent.

We may become subject to claims by third parties asserting that we or our employees have misappropriated their intellectual property, or claiming ownership of what we regard as our own intellectual property.

Our commercial success depends upon our ability to develop, manufacture, market, and sell our product candidates, and to use our related proprietary technologies without violating the intellectual property rights of others. We may become party to, or threatened with, future adversarial proceedings or litigation regarding intellectual property rights with respect to our product candidates, including interference or derivation proceedings before CIPO, United States Patent and Trademark Office, and other applicable patents offices in foreign jurisdictions. Third parties may assert infringement claims against us based on existing patents or patents that may be granted in the future. If we are found to infringe a third party’s intellectual property rights, we could be required to obtain a license from such third party to continue commercializing our product candidates. However, we may not be able to obtain any required license on commercially reasonable terms or at all. Under certain circumstances, we could be forced, including by court order, to cease commercializing the applicable product candidate. In addition, in any such proceeding or litigation, we could be found liable for monetary damages. A finding of infringement could prevent us from commercializing our product candidates or force us to cease some of our business operations, which could materially harm our business. Any claims by third parties that we have misappropriated their confidential information or trade secrets could have a similar negative impact on our business.

We may not be able to protect our intellectual property rights throughout the world.

Filing, prosecuting, and defending patents on all of our product candidates throughout the world would be prohibitively expensive. Therefore, we have filed applications and/or obtained patents only in key markets, such as the United States, Canada, and certain countries internationally. Competitors may use our technologies in jurisdictions where we have not obtained patent protection to develop their own products and their products may compete with ours.

We rely and will continue to rely on third parties to conduct and monitor many of our pre-clinical studies and our clinical trials, and their failure to perform as required could cause substantial harm to our business.

We rely and will continue to rely on third parties to conduct a significant portion of our pre-clinical and clinical development activities. Pre-clinical activities include in vivo studies providing access to specific disease models, pharmacology and toxicology studies, and assay development. Clinical development activities include trial design, regulatory submissions, clinical patient recruitment, clinical trial monitoring, clinical data management and analysis, safety monitoring and project management, contract manufacturing, and quality assurance. If there is any dispute or disruption in our relationship with third parties, or if they are unable to provide quality services in a timely manner and at a feasible cost, our active development programs will face delays. Further, if any of these third parties fails to perform as we expect or if their work fails to meet regulatory requirements, our testing could be delayed, cancelled, or rendered ineffective.

Our product candidates contain compounds that may be classified as “controlled substances” in jurisdictions outside of Canada and are classified as cannabis in Canada. Outside of Canada they may be subject to controlled substance laws and regulations; within Canada they will be subject to the Cannabis Act and the Cannabis Regulations. In all jurisdictions, failure to receive necessary approvals may delay the launch of our products and failure to comply with these laws and regulations may adversely affect the results of our business operations.

Our product candidates contain substances related to the cannabis plant and are subject to the Cannabis Act and the Cannabis Regulations in Canada. As a pharmaceutical product, cannabidiol will be subject to both the Food and Drugs Act and regulations issued thereunder and the Cannabis Act and the Cannabis Regulations. This will include the need for an establishment license, import and export permits, and extensive record keeping.

In addition, since our product candidates contain a cannabinoid, their regulatory approval may generate public controversy. Political and social pressures and adverse publicity could lead to delays in approval of, and increased expenses for our product candidates. These pressures could also limit or restrict the introduction and marketing of our product candidates. Adverse publicity from cannabis misuse or adverse side effects from cannabis or other cannabinoid products may adversely affect the commercial success or market penetration achievable for our product candidates. The nature of our business attracts a high level of public and media interest, and in the event of any resultant adverse publicity, our reputation may be harmed. Furthermore, if our product candidates are classified as “controlled substances”, they may be subject to import/export and research restrictions that could delay or prevent the development of Cardiol’s products in various geographical jurisdictions.

Our ability to successfully produce our product candidates is dependent on extensive ongoing regulatory compliance and reporting requirements by the FDA, Health Canada, and other foreign regulatory authorities. Failure to comply with such requirements could have a material adverse impact on our business, financial condition, and operating results. There is no assurance that regulatory approval will be granted or continued for our product candidates. Should regulatory approval not be granted or continued, our business, financial condition, and operating results would be materially adversely affected. Even if we receive regulatory approval for our product candidates, this approval may carry conditions that limit the market for the products or put the products at a competitive disadvantage relative to alternative therapies. For instance, regulatory approval may limit the indicated uses for which we can market a product (if approved) or the patient population that may utilize the product, or the product may be required to carry a warning on its packaging. Once a product candidate is approved, we remain subject to continuing regulatory obligations, such as safety reporting requirements and additional post-marketing obligations, including regulatory oversight of promotion and marketing.

If our operations are found to be in violation of any of the federal and state laws or any other governmental regulations that apply to us, we may be subject to penalties, including criminal and significant civil monetary penalties, damages, fines, imprisonment, exclusion from participation in government programs, injunctions, recall or seizure of products, total or partial suspension of production, denial or withdrawal of pre-marketing product approvals, private “qui tam” actions brought by individual whistleblowers in the name of the government, or refusal to allow us to enter into supply contracts, including government contracts, and the curtailment or restructuring of our operations, any of which could adversely affect our ability to operate our business and our results of operations. To the extent that any of our product candidates (if approved) are sold in a foreign country, we may be subject to similar foreign laws and regulations, which may include, for instance, applicable post-marketing requirements, including safety surveillance, anti-fraud and abuse laws, and implementation of corporate compliance programs and reporting of payments or transfers of value to healthcare professionals.

In both domestic and foreign markets, the development, formulation, manufacturing, packaging, labelling, handling, distribution, import, export, licensing, sale, and storage of pharmaceuticals are affected by a body of laws, governmental regulations, administrative determinations, including those by the Canadian Food Inspection Agency and the FDA, court decisions, and similar constraints. Such laws, regulations and other constraints can exist at the federal, provincial or local levels in Canada and at all levels of government in foreign jurisdictions. We and our partners may be required to incur significant costs to comply with such laws and regulations in the future, and such laws and regulations may have an adverse effect on the business. The failure of us or our partners to comply with current or future regulatory requirements could lead to the imposition of significant penalties or claims and may have a material adverse effect on our business. In addition, the adoption of new laws, regulations or other constraints or changes in the interpretations of such requirements might result in significant compliance costs or lead us and our partners to discontinue product development and could have an adverse effect on our business.

Our ability to research, develop, and commercialize product candidates, if approved, is dependent on our ability to obtain and maintain licenses relating to possession and supply of controlled substances.

Our research and manufacturing facilities are located in Canada. In Canada, various licenses are required to produce pharmaceutical cannabinoids. Our continued ability to research, develop, and commercialize our product candidates is dependent on our ability to obtain, and subsequently maintain, licenses relating to possession and supply of controlled substances. Loss of such licenses or inability to obtain such licenses could have an adverse effect on our business.

Controlled substance legislation differs between countries and legislation in certain countries may restrict or limit ability to sell products.

Most countries are parties to the Single Convention on Narcotic Drugs 1961, which governs international trade and domestic control of narcotic substances, including cannabis. Countries may interpret/implement their treaty obligations in a way that creates a legal obstacle to our obtaining marketing approval for our product candidates in those countries even though our cannabinoids are pharmaceutically manufactured and not botanically derived. These countries may not be willing or able to amend or otherwise modify their laws and regulations to permit our product candidates to be marketed, if approved, or achieving such amendments to the laws and regulations may take a prolonged period of time.

Changes in laws and regulations may make compliance challenging, costly, and time consuming for us.

Our operations are subject to a variety of laws, regulations, and guidelines relating to pharmacology, cannabinoids, and drug delivery, as well as laws and regulations relating to health and safety, the conduct of operations, and the protection of the environment. While, to our knowledge, we are currently in material compliance with all such laws, changes to such laws, regulations, and guidelines due to matters beyond our control may cause adverse effects to our operations and financial condition. These changes may require us to incur substantial costs associated with legal and compliance fees and ultimately require us to alter our business plan.

In addition, if the governments of Canada or the U.S. were to enact or amend laws relating to our industry, it may decrease the size of, or eliminate entirely, the market for our product candidates, if approved, may introduce significant new competition into the market and may otherwise potentially materially and adversely affect our business, results of operations, and financial condition.

Tax and accounting requirements may change in ways that are unforeseen to the Corporation and the Corporation may face difficulty or be unable to implement and/or comply with any such changes.

The Corporation is subject to numerous tax and accounting requirements, and changes in existing accounting or taxation rules or practices, or varying interpretations of current rules or practices, could have a significant adverse effect on the Corporation’s financial results, the manner in which it conducts its business, or the marketability of any of its products. In the future, the geographic scope of the Corporation’s business may expand, and such expansion will require the Corporation to comply with the tax laws and regulations of multiple jurisdictions. Requirements as to taxation vary substantially among jurisdictions. Complying with the tax laws of these jurisdictions can be time consuming and expensive and could potentially subject the Corporation to penalties and fees in the future if the Corporation were to inadvertently fail to comply. In the event the Corporation was to inadvertently fail to comply with applicable tax laws, this could have a material adverse effect on the business, results of operations, and financial condition of the Corporation.

Management may not be able to successfully implement adequate ICFR.

Proper systems of internal controls over financial accounting and disclosure are critical to the operation of a public company. However, the Corporation does not expect that its Disclosure, Controls, and Procedures, or ICFR will prevent all error and all fraud. A control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that the control system’s objectives will be met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, have been detected. Due to the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and may not be detected in a timely manner or at all. If the Corporation cannot provide reliable financial reports or prevent fraud, its reputation and operating results could be materially adversely affected, which could cause investors to lose confidence in the Corporation’s reported financial information, which in turn could result in a reduction in the value of the Common Shares.

Medical research of cannabidiol remains limited.

Research regarding the medical benefits, viability, safety, efficacy, and dosing of cannabidiol remains limited. There have been relatively few well-designed clinical trials conducted on the benefits of cannabidiol, and the Corporation is not aware of any randomized placebo-controlled studies of cannabidiol in heart diseases such as recurrent pericarditis, acute myocarditis, and heart failure. The statements made in this 20-F concerning the potential medical benefits of cannabidiol are based on the published articles and reports from pre-clinical research studies. As a result, the statements made in this 20-F are subject to the experimental parameters, qualifications, and limitations in the studies that have been completed.

Although the Corporation believes that the articles and reports with details of research studies referenced in this 20-F reasonably support its beliefs regarding the medical benefits, viability, safety, efficacy, and dosing of cannabidiol, future research and clinical trials in pursuit of our development efforts may prove such statements to be incorrect, or could raise concerns regarding and perceptions relating to, cannabidiol. Given these risks, uncertainties and assumptions, undue reliance should not be placed on such articles and reports. Future research studies may draw opposing conclusions to those stated in this 20-F or reach negative conclusions regarding the viability, safety, efficacy, dosing, social acceptance, or other facts and perceptions related to cannabidiol, which could have a material adverse effect on the demand for the Corporation’s product candidates, if approved, and therefore materially impact the business, financial condition, and operating results of the Corporation.

Pharmaceutical cannabinoid and other product candidates, if approved, may be unable to achieve the expected market acceptance and, consequently, limit our ability to generate revenue from new products.

Even if product development is successful and regulatory approval is obtained, our ability to generate significant revenue depends on the acceptance of our products by physicians and patients. We cannot assure that our pharmaceutical cannabinoid product candidates will achieve the expected market acceptance and revenue if and when they obtain the requisite regulatory approvals. The market acceptance of any product depends on a number of factors, including the indication statement and warnings approved by regulatory authorities on the product label, continued demonstration of efficacy and safety in commercial use, physicians’ willingness to prescribe the product, reimbursement from third-party payers such as government health care systems and insurance companies, the price of the product, the nature of any post-approval risk management plans mandated by regulatory authorities, competition, and marketing and distribution support. Any factors preventing or limiting the market acceptance of our products could have a material adverse effect on our business, results of operations, and financial condition.

We currently have no commercialized products to date.

Even if we obtain regulatory approval for a product candidate, our future success will still depend on our ability to successfully commercialize our products, which depends on a number of factors beyond our control, including the willingness of physicians to prescribe our products to patients, payers’ willingness and ability to pay for the product, the level of pricing achieved, patients’ response to our products, the ability of our marketing partners to generate sales, and our ability to manufacture products on a cost-effective and efficient basis. If we are not successful in the commercialization of our products, our business, results of operations, and financial condition may be harmed.

We rely on contract manufacturers over whom we have limited control. If we are subject to quality, cost, or delivery issues with the pre-clinical and clinical grade materials supplied by contract manufacturers, our business operations could suffer significant harm.

We currently have no manufacturing experience and rely on Dalton and other CMOs to manufacture our product candidates for pre-clinical studies and clinical trials. We rely on CMOs for manufacturing, filling, packaging, storing, and shipping of product candidates in compliance with current good manufacturing practice, or cGMP, regulations applicable to our product candidates. The FDA ensures the quality of drug products by carefully monitoring drug manufacturers’ compliance with cGMP regulations. The cGMP regulations for drugs contain minimum requirements for the methods, facilities, and controls used in manufacturing, processing, and packaging of a drug product. If our CMOs increase their prices or fail to meet our quality standards, or those of regulatory agencies such as the FDA, and cannot be replaced by other acceptable CMOs, our ability to obtain regulatory approval for and commercialize our product candidates may be materially adversely affected.

Business disruptions affecting our third-party suppliers, manufacturers, and CROs could harm our future revenues and financial condition and increase our costs and expenses.

We rely on third parties to supply the materials for and manufacture our APIs for our pre-clinical and clinical trials. There are only a limited number of suppliers and manufacturers of our APIs and our ability to obtain these materials could be disrupted if the operations of these manufacturers are affected by earthquakes, power shortages, telecommunications failures, water shortages, floods, hurricanes, typhoons, fires, extreme weather conditions, regulatory enforcement activity, medical epidemics, including the COVID-19 pandemic, and other natural or man-made disasters or business interruptions. We also rely on CROs, clinical data management organizations, and consultants to design, conduct, supervise, and monitor pre-clinical studies of our product candidates and will do the same for our planned clinical trials. If their facilities are unable to operate because of an accident or incident, even for a short period of time, some or all of our research and development programs may be harmed or delayed, and our operations and financial condition could suffer.

Our existing collaboration agreements and any such agreement entered into in the future may not be successful, which would have adverse consequences.

We are a party to, and may seek additional, collaboration arrangements with pharmaceutical or biotechnology companies for the development or commercialization of our current and potential product candidates. We may enter into new arrangements on a selective basis depending on the merits of retaining commercialization rights for ourselves as compared to entering into selective collaboration arrangements with leading pharmaceutical or biotechnology companies for each product candidate, both in Canada and internationally. To the extent that we decide to enter into collaboration agreements, we will face significant competition in seeking appropriate collaborators. Moreover, collaboration arrangements are complex and time consuming to negotiate, document, and implement. We may not be successful in our efforts to establish, implement, and maintain collaborations or other alternative arrangements if we choose to enter into such arrangements. In addition, the terms of any collaboration or other arrangements that we may establish may not be favorable to us.

Any existing or future collaboration that we enter into may not be successful. The success of our collaboration arrangements will depend heavily on the efforts and activities of our collaborators. Collaborators generally have significant discretion in determining the efforts and resources that they will apply to these collaborations.

Disagreements between parties to a collaboration arrangement regarding development, intellectual property, regulatory, or commercialization matters, can lead to delays in the development process or commercialization of the applicable product candidate, if approved, and, in some cases, termination of the collaboration arrangement. These disagreements can be difficult to resolve if neither of the parties has final decision-making authority.

Collaborations with pharmaceutical or biotechnology companies and other third parties often are terminated or allowed to expire by the other party. Any such termination or expiration would adversely affect us financially and could harm our business reputation.

Product candidate shipment delays would have an adverse effect on the business.

The shipment, import, and export of our product candidates may require import and export licenses. In the United States, the FDA, United States Customs and Border Protection, and in other countries, similar regulatory authorities, regulate the import and export of pharmaceutical products that contain controlled substances. Specifically, the import and export process may require the issuance of import and export licenses by the relevant controlled substance authority in both the importing and exporting country. Once we are in the production phase, we may not be granted, or if granted, maintain, such licenses from the authorities in certain countries. Even if we obtain the relevant licenses, shipments of our product candidates may be held up in transit, which could cause significant delays and may lead to product batches being stored outside required temperature ranges. Inappropriate storage may damage the product shipment resulting in a partial or total loss of revenue from one or more shipment of our other product candidates. A partial or total loss of revenue from one or more shipment of our product candidates could have a material adverse effect on our business, results of operations and financial condition.

Our ability to generate product revenues will be diminished if our product candidates (if approved) sell for inadequate prices or patients are unable to obtain adequate levels of reimbursement.

Our ability to commercialize our product candidates, if approved, alone or with collaborators, will depend in part on the extent to which reimbursement will be available from:

●	government and health administration authorities;
●	private health maintenance organizations and health insurers; and
●	other healthcare payers.

Significant uncertainty exists as to the reimbursement status of newly approved healthcare products. Healthcare payers are challenging the prices charged for medical products and services. Government and other healthcare payers increasingly attempt to contain healthcare costs by limiting both coverage and the level of reimbursement for drugs. Even if our product candidates are approved by the FDA or Health Canada, insurance coverage may not be available, and reimbursement levels may be inadequate, to cover our product candidates (if approved). If government and other healthcare payers do not provide adequate coverage and reimbursement levels for our product candidates, once approved, market acceptance of such product candidates could be reduced.

We do not have a history of selling, marketing, or distributing products.

We may not be able to market, sell, and distribute our product candidates, if approved, successfully. Our future success may depend, in part, on our ability to enter into and maintain collaborative relationships for such capabilities, the collaborator’s strategic interest in the product candidates under development, and such collaborator’s ability to successfully market and sell any such product candidates, if approved. Although we intend to pursue collaborative arrangements regarding the sale and marketing of our product candidates, if approved, there can be no assurance that we will be able to establish or maintain our own sales operations or effect collaborative arrangements, or that if we are able to do so, our collaborators will have effective sales forces. There can also be no assurance that we will be able to establish or maintain effective relationships with third party collaborators or develop in-house sales and distribution capabilities. To the extent that we will in the future depend on third parties for marketing and distribution, any revenues we receive will depend upon the efforts of such third parties, and there can be no assurance that such efforts will be successful. In addition, there can also be no assurance that we will be able to market and sell our product candidates, if approved, internationally.

We may face intense competition from other companies which may be larger and better financed.

Competition from pharmaceutical companies, biotechnology companies, and universities is intense and is expected to increase. Increased competition by larger and better financed competitors could materially and adversely affect the business, financial condition, and results of operations of the Corporation. The Corporation’s future success depends in part on its ability to maintain a competitive position, including the ability to further progress its product candidates through the necessary pre-clinical and clinical trials towards regulatory approval for sale and commercialization. Other companies may succeed in commercializing products earlier than the Corporation is able to commercialize its product candidates, if approved, or they may succeed in developing products that are more effective. While the Corporation will seek to expand its capabilities in order to remain competitive, there can be no assurance that developments by others will not render its product candidates, if approved, non-competitive or that the Corporation or its licensors will be able to keep pace with technological developments. Competitors have developed or could develop technologies that could be the basis for competitive products. Some of those products may have an entirely different approach or means of accomplishing the desired therapeutic effect than the Corporation’s product candidates and may be more effective or less costly than the Corporation’s product candidates, if approved. In addition, other forms of medical treatment may offer competition to the Corporation’s product candidates, if approved. The success of the Corporation’s competitors and their products relative to the Corporation’s capabilities and competitiveness could have a material adverse effect on the future of pre-clinical and clinical trials of the Corporation’s product candidates, including its ability to obtain the necessary regulatory approvals for the conduct of such trials.

Research and development, and evolving technology and products, may render our product candidates (if approved) obsolete, if we are unable to continue to improve our product offerings in the future.

Rapidly changing markets, technology, emerging industry standards, and frequent introduction of new products characterize the Corporation’s business. The introduction of new products embodying new technologies, including new manufacturing processes, and the emergence of new industry standards may render the Corporation’s product candidates, if approved, obsolete, less competitive, or less marketable. The process of developing the Corporation’s product candidates is complex and requires significant continuing costs, development efforts, and third-party commitments. The Corporation’s failure to develop new technologies and product candidates and the obsolescence of existing technologies could adversely affect the business, financial condition, and operating results of the Corporation. The Corporation may be unable to anticipate changes in its potential customer requirements that could make the Corporation’s existing technology obsolete. The Corporation’s success will depend, in part, on its ability to continue to enhance its existing technologies, develop new technology that addresses the increasing sophistication and varied needs of the market, and respond to technological advances and emerging industry standards and practices on a timely and cost-effective basis. The development of the Corporation’s proprietary technology entails significant technical and business risks. The Corporation may not be successful in using its new technologies or exploiting its niche markets effectively or adapting its businesses to evolving customer or medical requirements or preferences or emerging industry standards.

Negative public or consumer perception around cannabinoids may negatively affect the development and commercialization of our product candidates.

The Corporation believes the cannabinoid industry is highly dependent upon consumer perception regarding the safety, efficacy, and quality of the cannabinoid produced. Consumer perception of the Corporation’s pharmaceutical cannabinoid product candidates can be significantly influenced by scientific research or findings, regulatory investigations, litigation, media attention, and other publicity regarding the consumption of cannabinoids. There can be no assurance that future scientific research, findings, regulatory proceedings, litigation, media attention, or other research findings or publicity will be favorable to the cannabinoid market or any particular product, or consistent with earlier publicity. Future research reports, findings, regulatory proceedings, litigation, media attention, or other publicity that are perceived as less favorable than, or that question, earlier research reports, findings, or publicity could have a material adverse effect on the demand for the Corporation’s pharmaceutical cannabinoids, if approved, and the business, results of operations, financial condition, and cash flows of the Corporation. The Corporation’s dependence upon consumer perceptions means that adverse scientific research reports, findings, regulatory proceedings, litigation, media attention, or other publicity, whether or not accurate or with merit, could have a material adverse effect on the Corporation, the demand for the Corporation’s pharmaceutical cannabinoids, if approved, and the business, results of operations, financial condition, and cash flows of the Corporation. Further, adverse publicity reports or other media attention regarding the safety, efficacy, and quality of cannabinoid in general, or the Corporation’s pharmaceutical cannabinoids, if approved, specifically, or associating the consumption of cannabinoid with illness or other negative effects or events, could have such a material adverse effect. Such adverse publicity reports or other media attention could arise even if the adverse effects associated with such products resulted from consumers’ failure to consume such products legally, appropriately, or as directed.

We may face risks from product liability claims if our product candidates are approved.

If we become a manufacturer and distributor of products designed to be ingested by humans, the Corporation faces an inherent risk of exposure to product liability claims, regulatory action, and litigation if its product candidates (once approved) are alleged to have caused significant loss or injury. In addition, the manufacture and sale of cannabis products involve the risk of injury to consumers due to tampering by unauthorized third parties or product contamination. Previously unknown adverse reactions resulting from human consumption of cannabis products alone or in combination with other medications or substances could occur. The Corporation may be subject to various product liability claims, including, among others, that the products produced by the Corporation caused injury or illness, include inadequate instructions for use or include inadequate warnings concerning possible side effects or interactions with other substances. A product liability claim or regulatory action against the Corporation could result in increased costs, could adversely affect the Corporation’s reputation with its clients and consumers generally, and could have a material adverse effect on the business, financial condition, and operating results of the Corporation. There can be no assurances that the Corporation will be able to obtain or maintain product liability insurance on acceptable terms or with adequate coverage against potential liabilities. Such insurance is expensive and may not be available in the future on acceptable terms, or at all. The inability to obtain sufficient insurance coverage on reasonable terms or to otherwise protect against potential product liability claims could prevent or inhibit the commercialization of product candidates (if approved).

The Corporation’s product candidates, if approved, may be subject to product recalls.

Manufacturers and distributors of products are sometimes subject to the recall or return of their products for a variety of reasons, including product defects, such as contamination, unintended harmful side effects or interactions with other substances, packaging safety and inadequate or inaccurate labeling disclosure. If any of the product candidates (if approved) that the Corporation produces or intends to produce are recalled due to an alleged product defect or for any other reason, the Corporation could be required to incur the unexpected expense of the recall and any legal proceedings that might arise in connection with the recall. The Corporation may lose a significant amount of sales and may not be able to replace those sales at an acceptable margin or at all. In addition, a product recall may require significant Management attention. Although the Corporation has detailed procedures in place for testing finished products (if our product candidates are approved), there can be no assurance that any quality, potency, or contamination problems will be detected in time to avoid unforeseen product recalls, regulatory action, or lawsuits. Additionally, if one of Corporation’s product candidates, if approved, were subject to recall, the image of that product and the Corporation could be harmed. A recall for any of the foregoing reasons could lead to decreased demand for products produced by the Corporation and could have a material adverse effect on the results of operations and financial condition of the Corporation. Additionally, product recalls may lead to increased scrutiny of the operations of the Corporation by Health Canada or other regulatory agencies, requiring further Management attention and potential legal fees and other expenses.

The Corporation may seek to expand its business and operations into jurisdictions outside of Canada, and there are risks associated with doing so.

The Corporation may in the future expand its operations and business into jurisdictions outside of Canada. There can be no assurance that any market for the Corporation’s product candidates (if approved) will develop in any such foreign jurisdiction. The Corporation may face new or unexpected risks or significantly increase its exposure to one or more existing risk factors, including economic instability, changes in laws and regulations, and the effects of competition. These factors may limit the Corporation’s capability to successfully expand its operations and may have a material adverse effect on the Corporation’s business, financial condition, and results of operations.

The Corporation may become subject to liability arising from any fraudulent or illegal activity by its employees, contractors, and consultants.

The Corporation is exposed to the risk that its employees, independent contractors, and consultants may engage in fraudulent or other illegal activity. Misconduct by these parties could include intentional, reckless and/or negligent conduct or disclosure of unauthorized activities to the Corporation that violates: (i) government regulations; (ii) manufacturing standards; (iii) federal and provincial healthcare fraud and abuse laws and regulations; or (iv) laws that require the true, complete, and accurate reporting of financial information or data. It is not always possible for the Corporation to identify and deter misconduct by its employees and other third parties, and the precautions taken by the Corporation to detect and prevent this activity may not be effective in controlling unknown or unmanaged risks or losses or in protecting the Corporation from governmental investigations or other actions or lawsuits stemming from a failure to be in compliance with such laws or regulations. If any such actions are instituted against the Corporation, and it is not successful in defending itself or asserting its rights, those actions could have a significant impact on our business, including the imposition of civil, criminal and administrative penalties, damages, monetary fines, contractual damages, reputational harm, diminished profits and future earnings, and curtailment of the Corporation’s operations, any of which could have a material adverse effect on the Corporation’s business, financial condition and results of operations.

The Corporation’s business is dependent on key inputs, and the inability to secure such inputs may negatively affect our business.

The Corporation’s business is dependent on a number of key inputs and their related costs including raw materials and supplies related to its growing operations, as well as electricity, water, and other local utilities. Any significant interruption or negative change in the availability or economics of the supply chain, including as a result of the residual impact of the COVID-19 pandemic, for key inputs could materially impact the business, financial condition, and operating results of the Corporation. Any inability to secure required supplies and services or to do so on appropriate terms could have a materially adverse impact on the business, financial condition, and operating results of the Corporation.

The Corporation’s development plans may be impacted by global supply chain challenges including extended delivery times, increases in pricing and constraints on the availability of materials and components required by the Corporation and the development and manufacturing firms it has engaged. Prices of numerous materials and components have increased and they may continue to increase due to increased demand and supply constraints.

Our insurance coverage may be insufficient to protect us from our operating risk.

The Corporation has insurance to protect its assets, operations, and employees. While the Corporation believes its insurance coverage addresses all material risks to which it is exposed and is adequate and customary in its current state of operations, such insurance is subject to coverage limits and exclusions and may not be available for all risks and hazards to which the Corporation is exposed. In addition, no assurance can be given that such insurance will be adequate to cover the Corporation’s liabilities or will be generally available in the future or, if available, that premiums will be commercially justifiable. If the Corporation were to incur substantial liability and such damages were not covered by insurance or were in excess of policy limits, or if the Corporation were to incur such liability at a time when it is not able to obtain liability insurance, its business, results of operations, and financial condition could be materially adversely affected.

We may be unable to manage our growth effectively.

The Corporation may be subject to growth-related risks, including capacity constraints and pressure on its internal systems and controls. The ability of the Corporation to manage growth effectively will require it to continue to implement and improve its operational and financial systems and to expand, train, and manage its employee base. The inability of the Corporation to deal with this growth may have a material adverse effect on the Corporation’s business, financial condition, results of operations, and prospects.

Some of our Directors and/or officers may have conflicts of interest from other business activities.

The Corporation may be subject to various potential conflicts of interest because of the fact that some of its officers and Directors may be engaged in a range of business activities. In addition, the Corporation’s executive officers and Directors may devote time to their outside business interests, so long as such activities do not materially or adversely interfere with their duties to the Corporation. In some cases, the Corporation’s executive officers and Directors may have fiduciary obligations associated with these business interests that interfere with their ability to devote time to the Corporation’s business and affairs and that could adversely affect the Corporation’s operations. These business interests could require significant time and attention of the Corporation’s executive officers and Directors. In addition, the Corporation’s executive officers and Directors control a percentage of Common Shares and may have ability to control matters affecting the Corporation.

The Corporation may also become involved in other transactions which conflict with the interests of its Directors and the officers who may from time-to-time deal with persons, firms, institutions, or Companies with which the Corporation may be dealing, or which may be seeking investments similar to those desired by it. The interests of these persons could conflict with those of the Corporation. In addition, from time to time, these persons may be competing with the Corporation for available investment opportunities. Conflicts of interest, if any, will be subject to the procedures and remedies provided under applicable laws. In particular, in the event that such a conflict of interest arises at a meeting of the Corporation’s Directors, a director who has such a conflict will abstain from voting for or against the approval of such participation or such terms. In accordance with applicable laws, the Directors of the Corporation are required to act honestly, in good faith, and in the best interests of the Corporation.

Certain publicity may cause damage to our reputation.

Damage to the Corporation’s reputation could be the result of the actual or perceived occurrence of any number of events, and could include any negative publicity, whether true or not. The increased usage of social media and other web-based tools used to generate, publish, and discuss user generated content and to connect with other users has made it increasingly easier for individuals and groups to communicate and share opinions and views in respect to the Corporation and its activities, whether true or not. Although the Corporation believes that it operates in a manner that is respectful to all stakeholders and that it takes care in protecting its image and reputation, the Corporation does not ultimately have direct control over how it is perceived by others. Reputation loss may result in decreased investor confidence, increased challenges in developing and maintaining community relations, and an impediment to the Corporation’s overall ability to advance its product candidates, thereby having a material adverse impact on financial performance, financial condition, cash flows, and growth prospects.

Third parties may perceive reputational risk for doing business with us as a company involved in the development and marketing of cannabinoid-based treatments.

The parties with which the Corporation does business may perceive that they are exposed to reputational risk as a result of the Corporation’s cannabinoid-related activities. This may impact the Corporation’s ability to retain current partners, such as its banking relationship, or source future partners as required for growth or future expansion in Canada or internationally. Failure to establish or maintain business relationships could have a material adverse effect on the Corporation.

Our relationships with healthcare providers, patients and third-party payors will be subject to applicable anti-kickback, fraud and abuse, and other healthcare laws and regulations, which could expose us to criminal sanctions, civil penalties, contractual damages, reputational harm, and diminished profits and future earnings.

Healthcare providers, customers, and third-party payors play a primary role in the recommendation and prescription of any product candidates for which we obtain marketing approval. Our future arrangements with healthcare providers, third-party payors and customers may expose us to broadly applicable fraud and abuse and other healthcare laws and regulations that may constrain the business or financial arrangements and relationships through which we market, sell, and distribute our products for which we obtain marketing approval. As a pharmaceutical company, even though we do not and will not control referrals of healthcare services or bill directly to Medicare, Medicaid, or other third-party payors, certain federal and state healthcare laws and regulations pertaining to fraud and abuse and patients’ rights are and will be applicable to our business.

Efforts to ensure that our business arrangements with third parties will comply with applicable healthcare laws and regulations will involve substantial costs. It is possible that governmental authorities will conclude that our business practices may not comply with current or future statutes, regulations, or case law involving applicable fraud and abuse or other healthcare laws and regulations. If our operations are found to be in violation of any of these laws or any other governmental regulations that may apply to us, we may be subject to significant civil, criminal, and administrative penalties, damages, fines, imprisonment, exclusion from government funded healthcare programs, and the curtailment or restructuring of our operations. If any physicians or other healthcare providers or entities with whom we expect to do business are found to not be in compliance with applicable laws, they may be subject to criminal, civil, or administrative sanctions, including exclusions from government funded healthcare programs.

We and our third-party providers may face security threats to information systems.

The Corporation has entered into agreements with third parties for hardware, software, telecommunications, and other IT services in connection with its operations. The Corporation’s operations depend, in part, on how well it and its suppliers protect networks, equipment, IT systems, and software against damage from a number of threats, including, but not limited to, cable cuts, damage to physical plants, natural disasters, terrorism, fire, power loss, hacking, computer viruses, vandalism, and theft. The Corporation’s operations also depend on the timely maintenance, upgrade, and replacement of networks, equipment, IT systems and software, as well as pre-emptive expenses to mitigate the risks of failures. Any of these and other events could result in information system failures, delays and/or increase in capital expenses. The failure of information systems or a component of information systems could, depending on the nature of any such failure, adversely impact the Corporation’s reputation and results of operations.

The Corporation has not experienced any material losses to date relating to cyber-attacks or other information security breaches, but there can be no assurance that the Corporation will not incur such losses in the future. The Corporation’s risk and exposure to these matters cannot be fully mitigated because of, among other things, the evolving nature of these threats. As a result, cybersecurity and the continued development and enhancement of controls, processes, and practices designed to protect systems, computers, software, data, and networks from attack, damage, or unauthorized access is a priority. As cyber threats continue to evolve, the Corporation may be required to expend additional resources to continue to modify or enhance protective measures or to investigate and remediate any security vulnerabilities.

We do not currently, and have no plans to, pay dividends on our Common Shares.

Our current policy is to retain earnings to finance the development and enhancement of our product candidates and to otherwise reinvest in the Corporation. Therefore, we do not anticipate paying cash dividends on the Common Shares in the foreseeable future. Our dividend policy will be reviewed from time to time by our Board of Directors in the context of our earnings, financial condition, and other relevant factors. Until the time that we do determine to pay dividends, which we might never do, our shareholders will not be able to receive a return on their Common Shares unless they sell them.

Future sales of Common Shares by existing shareholders.

Holders of Options, PSUs, RSUs, DSUs, and other share-based awards to purchase Common Shares may have an immediate income inclusion for tax purposes when they exercise these awards (that is, tax is not deferred until they sell the underlying Common Shares). As a result, these holders may need to sell Common Shares purchased on the exercise of these awards in the same year that they exercise. This might result in a greater number of Common Shares being sold in the public market, and fewer long-term holds of Common Shares by Management and our employees.

The Corporation may be subject to securities litigation which is expensive and could divert Management’s attention.

The market price of the Common Shares may be volatile, and in the past companies that have experienced volatility in the market price of their shares have been subject to securities class action litigation. We may be the target of this type of litigation in the future. Securities litigation against us could result in substantial costs and divert our Management’s attention from other business concerns, which could seriously harm our business.

Our Common Shares are subject to market price volatility.

The market price of Common Shares may be adversely affected by a variety of factors relating to the Corporation’s business, including fluctuations in the Corporation’s operating and financial results, the results of any public announcements made by the Corporation and its failure to meet analysts’ expectations. In addition, from time to time, the stock market experiences significant price and volume volatility that may affect the market price of Common Shares for reasons unrelated to the Corporation’s performance. Additionally, the value of Common Shares is subject to market value fluctuations based upon factors that influence the Corporation’s operations, such as legislative or regulatory developments, competition, technological change, global capital market activity and changes in interest and currency rates. There can be no assurance that the market price of Common Shares will not experience significant fluctuations in the future, including fluctuations that are unrelated to the Corporation’s performance.

The market value of Common Shares may also be affected by the Corporation’s financial results and political, economic, financial, and other factors that can affect the capital markets generally, the stock exchanges on which Common Shares are traded, and the market segments of which the Corporation is a part.

Failure to comply with the FCPA, the CFPOA, and other global anti-corruption and anti-bribery laws could subject the Corporation to penalties and other adverse consequences.

The FCPA and the CFPOA, as well as any other applicable domestic or foreign anti-corruption or anti-bribery laws to which the Corporation is or may become subject, generally prohibit corporations and individuals from engaging in certain activities to obtain or retain business or to influence a person working in an official capacity and requires companies to maintain accurate books and records and internal controls, including at foreign-controlled subsidiaries.

Compliance with these anti-corruption laws and anti-bribery laws may be expensive and difficult, particularly in countries in which corruption is a recognized problem. In addition, these laws present particular challenges in the pharmaceutical industry, because, in many countries, hospitals are operated by the government, and physicians and other hospital employees are considered to be foreign officials. Certain payments by other companies to hospitals in connection with clinical trials and other work have been deemed to be improper payments to governmental officials and have led to FCPA enforcement actions.

The Corporation’s internal control policies and procedures may not protect it from reckless or negligent acts committed by the Corporation’s employees, distributors, licensees, or agents. The Corporation can make no assurance that they will not engage in prohibited conduct, and the Corporation may be held liable for their acts under applicable anti-corruption and anti-bribery laws. Noncompliance with these laws could subject the Corporation to investigations, sanctions, settlements, prosecution, other enforcement actions, disgorgement of profits, significant fines, damages, other civil and criminal penalties or injunctions, suspension or debarment from contracting with certain persons, the loss of export privileges, whistleblower complaints, reputational harm, adverse media coverage, and other collateral consequences. Any investigations, actions, or sanctions or other previously mentioned harm could have a material adverse effect on the Corporation’s business, operating results, and financial condition.

The Corporation may be classified as a “passive foreign investment company” for U.S. federal income tax purposes, which would subject U.S. investors that hold the Corporation’s Common Shares to potentially significant adverse U.S. federal income tax consequences.

If the Corporation is classified as a passive foreign investment company (“PFIC”) for U.S. federal income tax purposes in any taxable year, U.S. investors holding the Corporation’s Common Shares generally will be subject, in that taxable year and all subsequent taxable years (whether or not the Corporation continued to be a PFIC), to certain adverse U.S. federal income tax consequences. The Corporation will be classified as a PFIC in respect of any taxable year in which, after taking into account its income and gross assets (including the income and assets of 25% or more owned subsidiaries), either (i) 75% or more of its gross income consists of certain types of “passive income” or (ii) 50% or more of the average quarterly value of its assets is attributable to “passive assets” (assets that produce or are held for the production of passive income).

Based upon the current and expected composition of the Corporation’s income and assets, the Corporation believes that it was a PFIC for the taxable year ended December 31, 2022 and expects that it may be a PFIC for the current taxable year. Because the Corporation’s PFIC status must be determined annually with respect to each taxable year and will depend on the composition and character of the Corporation’s assets and income, including the Corporation’s use of proceeds from offerings, and the value of the Corporation’s assets (which may be determined, in part, by reference to the market value of Common Shares, which may be volatile) over the course of such taxable year, the Corporation may be a PFIC in any taxable year. Because there are uncertainties in the application of the relevant rules and PFIC status is a factual determination made annually after the close of each taxable year, there can be no assurance that the Corporation will not be a PFIC for any future taxable year. In addition, it is possible that the U.S. Internal Revenue Service may challenge the Corporation’s classification of certain income and assets as non-passive, which may result in the Corporation being or becoming a PFIC in the current or subsequent years.

If the Corporation is a PFIC for any year during a U.S. Holder’s (as defined below) holding period, then such U.S. Holder generally will be required to treat any gain realized upon a disposition of Common Shares, or any “excess distribution” received on its Common Shares, as ordinary income ratably allocated over its holding period, and to pay an interest charge on  the underpayment of tax attributable to such gain or distribution, unless the U.S. Holder makes a timely and effective “qualified electing fund” election (“QEF Election”) or a “mark-to-market” election with respect to its Common Shares. A U.S. Holder who makes a QEF Election generally must report on a current basis its share of the Corporation’s net capital gain and ordinary earnings for any year in which the Corporation is a PFIC, whether or not the Corporation distributes any amounts to its shareholders. However, U.S. Holders should be aware that there can be no assurance that the Corporation will satisfy the record keeping requirements that apply to a QEF, or that the Corporation will supply U.S. Holders with information that such U.S. Holders require to report under the QEF Election rules, in the event that the Corporation is a PFIC and a U.S. Holder wishes to make a QEF Election. Thus, U.S. Holders may not be able to make a QEF Election with respect to their Common Shares. A U.S. Holder who makes a mark-to-market election generally must include as ordinary income each year the excess of the fair market value of the Common Shares over the taxpayer’s basis therein. Each U.S. Holder should consult its own tax advisors regarding the PFIC rules and the U.S. federal income tax consequences of the acquisition, ownership, and disposition of Common Shares.

As used in this discussion, the term “U.S. Holder” means a beneficial owner of Common Shares that is, for U.S. federal income tax purposes, (1) an individual who is a citizen or resident of the United States, (2) a corporation (or entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state thereof, or the District of Columbia, (3) an estate the income of which is subject to U.S. federal income tax regardless of its source or (4) a trust (x) with respect to which a court within the United States is able to exercise primary supervision over its administration and one or more U.S. persons have the authority to control all of its substantial decisions or (y) that has elected under applicable U.S. Treasury regulations to be treated as a domestic trust for U.S. federal income tax purposes.

It may be difficult for United States investors to obtain and enforce judgments against the Corporation because of the Corporation’s Canadian incorporation and presence.

The Corporation is a corporation existing under the laws of Ontario, Canada. Many of the Corporation’s Directors and officers are residents of Canada, and all or a substantial portion of their assets, and a substantial portion of the Corporation’s assets, are located outside the United States. Consequently, it may be difficult for holders of the Corporation’s securities who reside in the United States to effect service of process within the United States upon those Directors, officers, and experts who are not residents of the United States. It may also be difficult for holders of the Corporation’s securities who reside in the United States to realize in the United States upon judgments of courts of the United States predicated upon the Corporation’s civil liability and the civil liability of the Corporation’s Directors, officers and experts under United States federal securities laws. Investors should not assume that Canadian courts would (i) enforce judgments of United States courts obtained in actions against the Corporation or such Directors or officers predicated upon the civil liability provisions of the United States federal securities laws or the securities or “blue sky” laws of any state or jurisdiction of the United States or (ii) would enforce, in original actions, liabilities against the Corporation or such Directors, officers or experts predicated upon the United States federal securities laws or any securities or “blue sky” laws of any state or jurisdiction of the United States. In addition, the protections afforded by Canadian securities laws may not be available to investors in the United States.

As a foreign private issuer, the Corporation is subject to different U.S. securities laws and rules than a U.S. domestic issuer, which may limit the information publicly available to U.S. investors.

The Corporation is a “foreign private issuer”, under applicable U.S. federal securities laws, and is, therefore, not subject to the same requirements that are imposed upon U.S. domestic issuers by the SEC. Under the US Exchange Act, the Corporation is subject to reporting obligations that, in certain respects, are less detailed and less frequent than those of U.S. domestic reporting companies. As a result, the Corporation does not file the same reports that a U.S. domestic issuer would file with the SEC, although the Corporation is required to file with or furnish to the SEC the continuous disclosure documents that it is required to file in Canada under Canadian securities laws. In addition, the Corporation’s officers, Directors, and principal shareholders are exempt from the reporting and short-swing profit recovery provisions of Section 16 of the U.S. Exchange Act. Therefore, the Corporation’s shareholders may not know on as timely a basis as with U.S. domestic issuers when the Corporation’s officers, Directors, and principal shareholders purchase or sell Common Shares, as the reporting periods under the corresponding Canadian insider reporting requirements are longer. As a foreign private issuer, the Corporation is exempt from the rules and regulations under the U.S. Exchange Act related to the furnishing and content of proxy statements. The Corporation is also exempt from Regulation FD, which prohibits issuers from making selective disclosures of material non-public information. While the Corporation complies with the corresponding requirements relating to proxy statements and disclosure of material non-public information under Canadian securities laws, these requirements differ from those under the U.S. Exchange Act and Regulation FD and shareholders should not expect to receive the same information at the same time as such information is provided by U.S. domestic companies. In addition, the Corporation may not be required under the U.S. Exchange Act to file annual and quarterly reports with the SEC as promptly as U.S. domestic companies whose securities are registered under the U.S. Exchange Act. In addition, as a foreign private issuer, the Corporation has the option to follow certain Canadian corporate governance practices, except to the extent that such laws would be contrary to U.S. securities laws, and provided that the Corporation disclose the requirements it is not following and describe the Canadian practices it follows instead. The Corporation has elected to follow home country practices in Canada with regard to certain corporate governance matters. As a result, the Corporation’s shareholders may not have the same protections afforded to shareholders of U.S. domestic companies that are subject to all corporate governance requirements.

The Corporation may lose its foreign private issuer status in the future, which could result in significant additional costs and expenses to the Corporation.

In order to maintain its status as a foreign private issuer, a majority of the Corporation’s Common Shares must be either directly or indirectly owned by non-residents of the U.S. unless the Corporation also satisfies one of the additional requirements necessary to preserve this status. The Corporation may in the future lose its foreign private issuer status if a majority of its Common Shares are held in the U.S. and if the Corporation fails to meet the additional requirements necessary to avoid loss of its foreign private issuer status. The regulatory and compliance costs under U.S. federal securities laws as a U.S. domestic issuer may be significantly more than the costs incurred as a Canadian foreign private issuer. If the Corporation is not a foreign private issuer, it would not be eligible to use the Multijurisdictional Disclosure System (“MJDS”) or other foreign issuer forms and would be required to file periodic and current reports and registration statements on U.S. domestic issuer forms with the SEC, which are more detailed and extensive than the forms available to a foreign private issuer, and would be required to file financial statements prepared in accordance with United States generally accepted accounting principles. In addition, the Corporation may lose the ability to rely upon exemptions from Nasdaq corporate governance requirements that are available to foreign private issuers.

The Corporation may lose its listing on the Nasdaq if it does not regain compliance with Nasdaq Listing Rule 5550(a)(2).

On November 14, 2022, the Corporation received a notice from the Nasdaq stating that the Corporation is not in compliance with the minimum bid price requirement of US$1.00 per share under the Nasdaq Listing Rule 5550(a)(2) based upon the closing bid price of the Corporation’s Common Shares for 30 consecutive business days prior to the notice. The Corporation has 180 calendar days from the date of the notice, or until May 15, 2023, to regain compliance with the minimum bid requirement. If the Corporation does not regain compliance with the minimum bid requirement by May 15, 2023, the Corporation may be eligible, upon satisfaction of certain Nasdaq listing requirements, for an additional period of 180 calendar days to regain compliance or the Common Shares may be subject to delisting from Nasdaq. If we are unable to satisfy the minimum bid requirements for which we received notification from Nasdaq, and continue to be deficient after the applicable grace period(s), Nasdaq may commence procedures to delist our Common Shares from Nasdaq. If our Common Shares were to be delisted by Nasdaq, the market liquidity of our Common Shares could be adversely affected, and the market price of our Common Shares could decline.

We are monitoring the bid price of our Common Shares and are considering various strategies available to us to regain compliance with the minimum bid price continued listing standard; however, we cannot be sure that we will be able to regain and/or maintain compliance with this listing standard or that we will otherwise be in compliance with other Nasdaq listing standards. If we fail to regain and/or maintain compliance with the minimum bid price requirement or to meet other applicable continued listing standards of Nasdaq in the future, and Nasdaq elects to delist our Common Shares, the market price and liquidity of our Common Shares could be negatively impacted and our ability to raise additional capital could be reduced. This notice does not have any impact on the Corporation’s TSX listing.

The Corporation relies upon certain accommodations available to it as an “emerging growth company.”

The Corporation is an “emerging growth company” as defined in section 3(a) of the U.S. Exchange Act (as amended by the JOBS Act, enacted on April 5, 2012), and the Corporation will continue to qualify as an emerging growth company until the earliest to occur of: (a) the last day of the fiscal year during which the Corporation has total annual gross revenues of US$1,235,000,000 (as such amount is indexed for inflation every five years by the SEC) or more; (b) the last day of the fiscal year of the Corporation following the fifth anniversary of the date of the first sale of common equity securities of the Corporation pursuant to an effective registration statement under the U.S. Securities Act; (c) the date on which the Corporation has, during the previous three-year period, issued more than US$1,000,000,000 in non-convertible debt; and (d) the date on which the Corporation is deemed to be a “large accelerated filer”, as defined in Rule 12b-2 under the U.S. Exchange Act. The Corporation will qualify as a large accelerated filer (and would cease to be an emerging growth company) at such time when on the last business day of its second fiscal quarter of such year the aggregate worldwide market value of its common equity held by non-affiliates will be US$700,000,000 or more. For so long as the Corporation remains an emerging growth company, it is permitted to and intends to rely upon exemptions from certain disclosure requirements that are applicable to other public companies that are not emerging growth companies. These exemptions include not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act. The Corporation cannot predict whether investors will find the Common Shares less attractive because the Corporation relies upon certain of these exemptions. If some investors find the Common Shares less attractive as a result, there may be a less active trading market for the Common Shares and the Common Share price may be more volatile. On the other hand, if the Corporation no longer qualifies as an emerging growth company, the Corporation would be required to divert additional management time and attention from the Corporation’s development and other business activities and incur increased legal and financial costs to comply with the additional associated reporting requirements, which could negatively impact the Corporation’s business, financial condition, and results of operations.

Our operations could be adversely affected by events outside of our control.

We may be impacted by business interruptions resulting from pandemics and public health emergencies, including those related to geopolitical actions, including war and terrorism or natural disasters including earthquakes, typhoons, floods, and fires. An outbreak of infectious disease, a pandemic or a similar public health threat or a fear of any of the foregoing, could adversely impact us by causing operating, manufacturing supply chain, clinical trial and project development delays and disruptions, labour shortages, travel and shipping disruption and shutdowns (including as a result of government regulation and prevention measures). It is unknown whether and how we may be affected if such an epidemic persists for an extended period of time. We may incur expenses or delays relating to such events outside of our control, which could have a material adverse impact on our business, operating results, and financial condition.

Adverse developments affecting the financial services industry, such as actual events or concerns involving liquidity, defaults, or non-performance by financial institutions or transactional counterparties, could adversely affect the Corporation’s current and projected business operations and its financial condition and results of operations. Actual events involving limited liquidity, defaults, non-performance or other adverse developments that affect financial institutions, transactional counterparties or other companies in the financial services industry or the financial services industry generally, or concerns or rumors about any events of these kinds or other similar risks, have in the past and may in the future lead to market-wide liquidity problems.

The residual impacts of the COVID-19 pandemic on the Corporation’s business are uncertain.

On March 11, 2020, the World Health Organization declared the outbreak of COVID-19 a global pandemic. In response to the outbreak, governmental authorities in Canada and internationally have introduced various recommendations and measures to try to limit the pandemic, including travel restrictions, border closures, non- essential business closures, quarantines, self-isolations, shelters-in-place, and social distancing. The COVID-19 outbreak and the response of governmental authorities to try to limit its effects have had a significant impact on the private sector and individuals, including unprecedented business, employment, and economic disruptions.

The presence and spread of COVID-19 nationally and globally could have a material adverse impact on the Corporation’s business, operations, financial results, and position and prospects, including through employee attrition and disruptions to the Corporation’s activities, as well as a deterioration of general economic conditions including a possible national or global recession.

The events arising from the Russian invasion of Ukraine and the responses of governments around the world are likely to continue having a significant effect on the global economy.

The Russian invasion of Ukraine and the responses by governments around the world raise the prospects of increased cybersecurity attacks, strains on global supply chains, increases in energy prices, chip shortages since Russia and Ukraine are critical suppliers of neon gas and palladium used in chip production, and challenges in natural resource extraction, refinement and transportation, among other possible impacts. The conflict may have a direct or indirect material adverse impact on our business, financial condition, results of operations, or cash flows.

Failure to meet regulatory or ethical expectations on environmental impact, including climate change.

Environmental issues will become more material in the marketplace as the wider healthcare system embraces net-zero climate targets. The environmental targets and performance of our business will come under increased scrutiny by investors, governments, and non-governmental organizations. Environmental considerations are starting to become embedded in the public procurement of goods and services, including medicinal products and devices. Specific intermediates used to manufacture medicines, or those used in excipients or propellants, are coming under increased regulation and some may be subject to time-limited exemptions or potential phase-out. The physical impacts of climate change could impact the resilience of our business operations and supply chain.

General Risk Factors

Issuances of our equity securities in the future may result in dilution to current shareholders.

Our articles of incorporation and by-laws allow us to issue an unlimited number of Common Shares for such consideration and on such terms and conditions as established by the Corporation’s Board of Directors, in many cases, without shareholder approval. The Corporation may issue additional Common Shares in future offerings (including through the sale of securities convertible into or exchangeable for Common Shares) and on the exercise of stock options or other securities exercisable for Common Shares. The Corporation cannot predict the size of future issuances of Common Shares or the effect that future issuances and sales of Common Shares will have on the market price of Common Shares. Issuances of a substantial number of additional Common Shares, or the perception that such issuances could occur, may adversely affect prevailing market prices for Common Shares. With any additional issuance of Common Shares, investors will suffer dilution to their voting power and may experience dilution in its earnings per share.

The Corporation may use the proceeds from prior equity offerings for purposes other than those previously disclosed.

Management will have discretion in the actual use of the proceeds raised in prior equity offerings and may elect to allocate proceeds differently from the purposes previously disclosed if it believes that it would be in the best interests of the Corporation to do so. The failure by Management to apply these funds effectively could have a material adverse effect on the Corporation’s business.

ITEM 4.INFORMATION ON THE COMPANY

History and Development of the Company

Name, Address and Incorporation

The Corporation was incorporated under the Business Corporations Act (Ontario) on January 19, 2017. The Corporation has one wholly owned subsidiary, Cardiol Therapeutics USA Inc., incorporated under the laws of Delaware on March 30, 2022.

The head and registered office of the Corporation is located at Suite 602 – 2265 Upper Middle Road East, Oakville, Ontario L6H 0G5, Canada.

On August 14, 2018, the Board of Directors of the Corporation approved an amendment and restatement of By-law No. 1 of the Corporation to: (i) amend the by-law to change the number of shares required to be represented at a meeting from a majority of such shares to twenty-five percent (25%) of such shares (the “By-Law Quorum Amendment”); and (ii) adopt by-laws requiring advance notice of director nominees from Shareholders (the “Advance Notice By-Law Amendment” and, together with the By-Law Quorum Amendment, the “By-Law Amendment”). The purpose of the By-law Quorum Amendment is to ensure that if the Corporation’s shares become widely held, a quorum for meetings of Shareholders will be more easily obtained. The purpose of the Advance Notice By-Law Amendment is to ensure that an orderly nomination process is observed, that Shareholders are well-informed about the identity, intentions, and credentials of director nominees, and that Shareholders vote in an informed manner after having been afforded reasonable time for appropriate deliberation. The By-Law Amendment was confirmed by an ordinary resolution of Shareholders of the Corporation on August 28, 2018. The Articles of the Corporation were amended on February 13, 2017 to provide that its authorized capital consists of an unlimited number of Common Shares and make certain amendments of a “housekeeping” nature. The Articles of the Corporation were amended on August 29, 2018 to remove certain share transfer restrictions.

General Development of the Business of the Company

Corporation’s Overview

The Corporation is a clinical-stage life sciences company focused on the research and clinical development of anti-inflammatory and anti-fibrotic therapies for the treatment of heart disease. The Corporation’s lead drug candidate, CardiolRx™ (cannabidiol) oral solution, is pharmaceutically manufactured and in clinical development for use in the treatment of heart disease. It is recognized that cannabidiol inhibits activation of the inflammasome pathway, an intracellular process known to play an important role in the development and progression of inflammation and fibrosis associated with myocarditis, pericarditis, and heart failure.

The Corporation has received IND application authorization from the FDA to conduct a Phase II open-label pilot study designed to evaluate the tolerance, safety, and efficacy of CardiolRx in patients with recurrent pericarditis. The study will also assess the improvement in objective measures of disease, and during an extension period, assess the feasibility of weaning concomitant background therapy including corticosteroids, while taking CardiolRx. Pericarditis refers to inflammation of the pericardium (the membrane or sac that surrounds the heart) that follows an initial episode (frequently resulting from a viral infection). Patients may have multiple recurrences. Symptoms include debilitating chest pain, shortness of breath, and fatigue, resulting in physical limitations, reduced quality of life, emergency department visits, and hospitalizations. The only FDA-approved therapy for recurrent pericarditis, launched in 2021, is extraordinarily costly and is primarily used as a third-line intervention. The number of cases of patients seeking and receiving treatment for recurrent pericarditis annually in the U.S. is estimated at 38,000. Hospitalization due to recurrent pericarditis is often associated with a 6-8-day length of stay and cost per stay is estimated to range between $20,000 and $30,000 in the U.S

The Corporation has also received IND application authorization from the FDA to conduct a Phase II multi-national, randomized, double-blind, placebo- controlled trial designed to evaluate the efficacy and safety of CardiolRx in acute myocarditis (the ARCHER trial). Myocarditis is an acute inflammatory condition of the heart muscle (myocardium) characterized by chest pain, impaired cardiac function, atrial and ventricular arrhythmias, and conduction disturbances. Although the symptoms are often mild, myocarditis remains an important cause of acute and fulminant heart failure and is a leading cause of sudden cardiac death in people under 35 years of age. Although viral infection is the most common cause of myocarditis, the condition can also result from administration of therapies used to treat several common cancers, including chemo-therapeutic agents and immune checkpoint inhibitors. There are no FDA-approved therapies for acute myocarditis, which affects an estimated 54,000 people in the U.S. per year. Patients hospitalized with acute myocarditis experience an average 7-day length of stay and a 6% risk of in-hospital mortality, with average hospital charge per stay estimated at $110,000 in the U.S. Severe cases frequently require ventricular assist devices or extracorporeal oxygenation and may necessitate heart transplantation.

The Corporation is planning to pursue the development of CardiolRx as an Orphan Drug for the treatment of recurrent pericarditis and acute myocarditis. The U.S. Orphan Drug Designation program was created to provide the sponsor of a drug or biologic significant incentives, including seven-year marketing exclusivity and exemptions from certain FDA fees, to develop treatments for diseases that affect fewer than 200,000 people in the U.S. Products with Orphan Drug Designation also frequently qualify for accelerated regulatory review via Fast Track, Breakthrough Therapy, or Priority Review designations. The program was successfully utilized to support the first FDA approval of cannabidiol for the treatment of seizures associated with rare pediatric epilepsy syndromes. The European Commission’s EMA has a similar orphan medicine product program for rare diseases.

In addition, the Corporation is developing a novel subcutaneously administered drug formulation of cannabidiol intended for use in heart failure – a leading cause of death and hospitalization in the developed world, with associated healthcare costs in the United States exceeding $30 billion annually.1

Corporate History

Cardiol was founded by current President and CEO David Elsley, Dr. Eldon Smith, and Dr. Anthony Bolton. For over 25 years they have had an active interest in the role that inflammation plays in the development and progression of heart disease. Prior to the formation of Cardiol, the founders pursued scientific and clinical research in this area and were successful in securing funding to support the development of a novel therapeutic from concept through to completion of Phase III multi-center and multi-national clinical trials. Based on an extensive review of the scientific literature conducted in 2014, the founders identified cannabidiol as a molecule of interest to investigate in heart disease due to its anti-inflammatory, anti-fibrotic, and cardioprotective properties.

1 Tsao CW et al.; American Heart Association Council on Epidemiology and Prevention Statistics Committee and Stroke Statistics Subcommittee. Heart Disease and Stroke Statistics-2023 Update: A Report From the American Heart Association. Circulation. 2023 Jan 25.

Cardiol was incorporated on January 19, 2017, and on December 20, 2018, the Corporation completed its initial public offering on the Toronto Stock Exchange. As a result, the Common Shares commenced trading on the TSX under the symbol “CRDL”. On May 12, 2021, warrants arising from a “bought deal” short form prospectus offering that closed on the same date, commenced trading on the TSX. These warrants trade under the symbol “CRDL.WT.A”. On August 10, 2021, the Corporation’s Common Shares commenced trading on the Nasdaq Capital Market under the symbol “CRDL”.

Recent Developments

In January 2023, the Corporation announced that the first patient has been enrolled in the Company-sponsored Phase II open-label pilot study investigating the tolerance, safety, and efficacy of CardiolRx in patients with recurrent pericarditis. In addition to standard safety assessments, the study is designed to evaluate improvement in objective measures of disease, and during an extension period, assess the feasibility of weaning concomitant background therapy including corticosteroids, while taking CardiolRx (See below – “Phase II Open Label Pilot Study – Recurrent Pericarditis”).

In March 2023, the Corporation announced study results from one of its international collaborating research centers demonstrating that its pharmaceutically manufactured cannabidiol significantly prevents cardiac dysfunction and the development of fibrosis and cardiomyocyte hypertrophy in a pre-clinical model of heart failure and reduces expression of key inflammatory and fibrotic markers. Cannabidiol is the active pharmaceutical ingredient in CardiolRx, the Corporation’s lead investigational oral drug candidate currently in Phase II clinical trials for recurrent pericarditis and acute myocarditis, and in its novel subcutaneously administered drug formulation intended for use in heart failure and currently in pre-clinical development.

The studies were presented by researchers from TecSalud at the American College of Cardiology’s 72nd Annual Scientific Session together with World Congress of Cardiology (“ACC.23/WCC”). TecSalud is one of the Corporation’s international collaborating research centers working towards the common goal of developing therapies to advance the treatment of heart diseases.

The poster entitled “Cannabidiol Therapy for Chronic Heart Failure Prevents Cardiac Pathological Remodeling in a Non-ischemic Cardiomyopathy Murine Model” was presented on March 4th within the “Heart Failure and Cardiomyopathies: Basic and Translational Science 1” session of ACC.2023/WCC. This work builds upon existing knowledge by confirming cannabidiol’s cardioprotective properties and, in this model, its ability to reduce inflammation and prevent hypertrophy and fibrosis in heart tissue. This work also furthers the understanding of cannabidiol’s ability to improve cardiac function and, in isolated cardiomyocytes, improve calcium handling and mitochondrial health.

A second poster entitled “Abnormal Mitochondrial Calcium Content In Angiotensin-Induced Hypertrophy is Ameliorated by Cannabidiol Mimicking PPAR-γ Activation” was presented on March 5th within the “Heart Failure and Cardiomyopathies: Basic and Translational Science 8” session of ACC.2023/WCC. This poster presented data related to the role of cannabidiol in mitochondrial calcium dynamics in hypertrophic cells. Cannabidiol was able to prevent hypertrophy-induced mitochondrial calcium overload and prevent hypertrophy-induced increase of several mitochondrial function markers such as reactive oxygen species and calcium uptake. In addition, this work suggests that cannabidiol’s effects may rely on PPAR-γ activation, which in turn can inhibit NF-κB, a transcription factor that regulates pro-inflammatory and pro-hypertrophic genes. Together, these findings further clarify cannabidiol’s mode of action in combatting cardiac hypertrophy.

Three-year History

The following events significantly influenced the general development of the business of the Corporation:

Year ended December 31, 2020

In February 2020, the Corporation granted 109,300 stock options to certain employees and consultants of the Corporation. Each stock option allows the holder to acquire one Common Share of the Corporation at an exercise price of $3.54 and expires on February 23, 2025. The options vest 50% on grant and 50% twelve months from the grant date.

In March 2020, the Corporation announced it received a No Objection Letter from Health Canada to conduct a Phase I study of the Corporation’s pharmaceutically manufactured oral cannabidiol solution.

In March 2020, the Corporation announced that it signed a supplier agreement to become a medical cannabidiol supplier to Shoppers Drug Mart Inc. (“Shoppers”).

In April 2020, the Corporation announced that data submitted by its international research collaborators were accepted for presentation at the ACC’s 69th Annual Scientific Session & Expo together with the World Congress of Cardiology, held virtually from March 28 – 30.

The effects of Cardiol’s pharmaceutically produced cannabidiol formulation were assessed in a model of non-ischemic heart failure. Heart failure was induced by four weeks of infusion of angiotensin II, a substance that produces hypertension, cardiac enlargement, and subsequent heart failure. Two dosages of Cardiol’s cannabidiol formulation (or placebo) were administered by subcutaneous injection every three days for four weeks. In addition, the effects of cannabidiol on angiotensin-induced hypertrophy (cell enlargement) and expression of BNP in a cardiac cell line (H9c2) were assessed. BNP is a substance released from stretched heart cells which is a widely used clinical indicator of the severity of heart failure.

The study found that Cardiol’s cannabidiol formulation significantly reduced hypertrophy and produced a dose-dependent reduction of key inflammation markers, decreases in fibrosis, and lower BNP expression. These findings confirm the anti-inflammatory and anti-fibrotic activity of Cardiol’s cannabidiol formulation in a model of heart failure. Moreover, the data show that cannabidiol reduced the amount of BNP released, thereby confirming the role of Cardiol’s cannabidiol formulation as a cardioprotective therapy.

In April 2020, the Corporation announced that data describing Cardiol’s nanotechnology approach to drug delivery were submitted by the Corporation’s international research collaborators and accepted for presentation at the ACC’s 69th Annual Scientific Session & Expo together with the World Congress of Cardiology, held virtually from March 28 – 30.

Results from this study, conducted at the Houston Methodist DeBakey Heart & Vascular Center, showed that there was a greater than 100-fold increase in uptake of Cardiol’s nanoparticles in heart failure hearts compared with control hearts in a pre-clinical model of non-ischemic heart failure. The nanoparticles localized within the diseased hearts, predominantly in areas of fibrosis. Fibrosis is an important component of the pathology of heart failure and is primarily responsible for the stiffening and reduced function of the heart muscle. Moreover, the nanoparticles accumulated within the cytoplasm of the cultured fibroblasts. This evidence of Cardiol’s nanoparticles preferentially accumulating intracellularly in fibroblasts shows potential for the successful delivery of anti-fibrotic drugs, such as cannabidiol, to the diseased region of the heart.

Cardiol’s proprietary nanotechnology is designed to enable the distribution of water insoluble drugs within the blood (aqueous) circulation, improve pharmacokinetics, and facilitate drug accumulation in the failing heart. Cardiol’s nanoparticles are based on a patented family of biocompatible and biodegradable amphiphilic block co-polymers made from PEG and PCL. Both PEG and PCL have a long history of safe use in humans.

In May 2020, the Corporation announced the filing of a new patent application covering the use of cannabidiol to improve the outcome of patients with COVID-19.

In June 2020, the Corporation announced the completion of its short form prospectus offering by issuing 6,900,000 Common Share units at $2.50 per unit for gross proceeds of $17,250,000. Each unit consisted of one Common Share and one-half of one Common Share purchase warrant. Each whole warrant was exercisable into one Common Share at the price of $3.25 per share for a period of two years from closing, subject to accelerated expiry if, at any time, the volume weighted average trading price of the Common Shares is equal to or greater than $4.50 for any ten consecutive trading day period (see “Corporate History – Year Ended December 31, 2021”).

The offering was conducted through a syndicate of underwriters (the “2020 Underwriters”). The 2020 Underwriters were paid cash fees of $735,000 and 294,000 compensation warrants (the “2020 Compensation Warrants”). Each 2020 Compensation Warrant entitles the holder to acquire one Common Share unit at a price of $2.50 for a period of 24 months from the date of closing.

In June 2020, the Corporation announced that it appointed Steven Grasso as Business Advisor to the Corporation.

In October 2020, Cardiol announced the commercial introduction of Cortalex.

In December 2020, Cardiol announced the appointment of CRO Worldwide Clinical Trials (“Worldwide”) for its Phase II/III trial in high-risk patients hospitalized with COVID-19.

In December 2020, the Corporation announced the completion of the Phase I clinical study of CardiolRx. Cardiol’s Phase I double-blind, placebo-controlled, randomized study was designed to assess safety, tolerability, and pharmacokinetics of single, followed by multiple day ascending doses of CardiolRx administered orally to 52 healthy adult subjects, both in the fasting and fed states. The therapy was shown to be generally well tolerated with no serious adverse events reported in the study and 51 subjects completed all requirements of the study protocol. By measuring standard safety parameters and the pharmacokinetics of CardiolRx, including the degree of drug absorption and resulting blood levels at escalating doses, the Phase I study will provide important information to optimize dosing levels.

Year ended December 31, 2021

In January 2021, the Corporation announced the formation of the DSMC and the CEC for the Corporation’s Phase II/III trial in high-risk patients hospitalized with COVID-19.

In February 2021, the Corporation granted 1,146,666 stock options to certain consultants of the Corporation. Each option allows the holder to acquire one common share of the Corporation at an exercise price ranging from $3.16 to $4.80 and expires between January 31, 2023 and February 22, 2023. 696,666 of the options vest immediately, while the remainder vest 25% per quarter from the grant date.

In February 2021, the Corporation received proceeds of $7,879,820 on the exercise of 2,424,560 warrants with an exercise price of $3.25, and $503,068 on the exercise of 201,227 warrants with an exercise price of $2.50. In addition, there were a total of 916,666 stock option exercises, resulting in cumulative proceeds of $2,604,648.

In March 2021, the Corporation announced that it had submitted an application to list the Corporation’s Common Shares on the Nasdaq.

In March 2021, the Corporation announced that Dr. Andrew Hamer joined the Corporation as Chief Medical Officer. Dr. Hamer leads the research and development of the Corporation’s clinical-stage products and also guides the development of additional novel therapeutics in the Corporation’s pipeline.

Dr. Andrew Hamer brings 30 years of experience in the global life sciences industry, medical affairs, and cardiology practice to the Corporation. Most recently he served as Executive Director, Global Development-Cardiometabolic at California-based Amgen Inc., where he led the Global Development group for Repatha®, the LDL cholesterol lowering PCSK9 inhibitor evolocumab, which generated revenues of almost US$900 million in 2020. As development lead, Dr. Hamer headed the Repatha® global evidence generation team collaborating with safety, regulatory, health economics, observational research, scientific communications, publications, medical affairs, and clinical operations teams to design and execute several multi-center clinical trials in support of FDA and international regulatory filings. Prior to his five-year tenure with Amgen, Dr. Hamer served for two years as VP Medical Affairs at Capricor Therapeutics Inc., where he was responsible for the development of novel therapeutics for heart disease and for the supervision of the clinical operations of the company, including clinical trial design and execution.

Prior to joining the life sciences industry, Dr. Hamer practiced cardiology and internal medicine in New Zealand for 19 years. His distinguished career in cardiology culminated as Chief Cardiologist at Nelson Hospital, Nelson Marlborough District Health Board, Nelson, while concurrently leading cardiac services nationally in New Zealand. Dr. Hamer graduated with a medical degree (MB, ChB) from the University of Otago, New Zealand, an internationally recognized medical school which recently ranked among the top twenty universities in the world in several medical subject categories. His clinical research training took place at various centres in New Zealand and London, UK, followed by a cardiology fellowship at Deaconess Hospital, Harvard Medical School, Boston. Dr. Hamer has co-authored many high-quality peer-reviewed scientific publications reflecting his considerable experience as a clinical trialist, having served as a principal or co-investigator for 40 multi-centre clinical trials in therapies for acute coronary syndrome, heart failure, hypertension, cholesterol disorders, atrial fibrillation, and diabetes.

In May 2021, the Corporation completed a short form base shelf prospectus offering of units of the Corporation for aggregate gross proceeds of $22,003,200. Under the offering, the Corporation sold a total of 6,112,000 units at a price of $3.60. Each unit is comprised of one common share of the Corporation and one-half purchase warrant of the Corporation (the “May 2021 Warrants”). Each full warrant entitles the holder thereof to acquire one common share at a price of $4.60 for a period of 36 months from issuance. The warrants are listed for trading on the TSX under the symbol “CRDL.WT.A”.

The offering was conducted through a syndicate of underwriters (the “May 2021 Underwriter”). The May 2021 Underwriters were paid cash fees of $1,025,590. Concurrent with the closing, the May 2021 Underwriters purchased an additional 433,400 warrants for gross proceeds $8,668, pursuant to the over-allotment option.

In June 2021, the Corporation adopted an Omnibus Equity Incentive Plan which permits the grant or issuance of stock options, Restricted Share Units, Performance Share Units, and Deferred Share Units, as well as other share-based awards to participants.

In July 2021, the Corporation announced that its Board of Directors appointed Dr. Guillermo Torre-Amione as the new Chairman. Dr. Torre-Amione has been an independent director of Cardiol since August 2018 and has taken over from Dr. Eldon Smith, the founding Chairman of Cardiol and who has now retired from the Board.

In August 2021, the Corporation’s Common Shares commenced trading on the Nasdaq under the symbol “CRDL”. Concurrent with the listing on the Nasdaq, the Common Shares ceased to be quoted on the OTCQX.

In August 2021, the Corporation announced that the FDA provided clearance to proceed with the Corporation’s IND application to commence a Phase II, multi-center, double-blind, randomized, placebo-controlled trial designed to study the safety and tolerability of CardiolRx, as well as its impact on myocardial recovery in patients presenting with acute myocarditis (See below – “Phase II study – Acute myocarditis (ARCHER)”).

In September 2021, the Corporation announced the appointment of Michael J. Willner, Esq. to its Board of Directors.

Michael J. Willner has practiced as both an Attorney and a Certified Public Accountant. He graduated from Emory University Law School as a member of the Emory Law Review. Subsequently, he practiced real estate and corporate law with New York City-based Milbank, Tweed, Hadley & McCloy, one of the nation’s most prominent international law firms. Prior to his legal career, Mr. Willner was employed by the former Arthur Andersen & Company, a national accounting firm, where he practiced in Arthur Andersen’s tax department.

Mr. Willner has been a very active and successful opportunistic investor for over forty years and is the founder of Willner Capital, Inc., an investment company specializing in public and private equities, as well as debt instruments. Willner Capital primarily uses fundamental analysis as an evaluation method and event-driven strategies. Over the past ten years, Willner Capital has made significant investments in both the biotechnology and pharmaceutical cannabinoid industries, focusing primarily on clinical-stage companies that seek to address significant unmet medical needs. Mr. Willner has been quoted in the New York Times business section and has served as a moderator and participant on numerous panel discussions and advisory boards regarding his investments in the pharmaceutical side of the cannabinoid industry.

In September 2021, the Corporation announced the acceleration of the expiry date of all outstanding common share purchase warrants of the Corporation that were issued on June 4, 2020, to October 12, 2021, from the original expiry date of June 4, 2022.

In October 2021, the Corporation announced that it is expanding its Phase II/III trial in high-risk patients hospitalized with COVID-19 trial to include several hospital centers in Brazil and Mexico.

In October 2021, the Corporation announced that it is received approval from Health Canada to proceed with the Corporation’s Phase II, multi-center, double-blind, randomized, placebo-controlled trial designed to study the safety and tolerability of CardiolRx as well as its impact on myocardial recovery in patients presenting with acute myocarditis (See below – “Phase II study – Acute myocarditis (ARCHER)”).

In November 2021, the Corporation granted 1,200,000 performance share units to certain consultants. Each performance share unit allows the holder to acquire one common share. Vesting of the performance share units was based on specific performance metrics that must be achieved prior to the expiry date of June 30, 2022. All 1,200,000 performance share units expired on June 30, 2022.

In November 2021, the Corporation completed a short form base shelf prospectus offering of units of the Corporation for aggregate gross proceeds of US$50,194,500. Under the offering, the Corporation sold a total of 16,350,000 units at a price of US$3.07. Each unit is comprised of one common share of the Corporation and one-half purchase warrant of the Corporation (the “November 2021 Warrants”). Each full warrant entitles the holder thereof to acquire one common share at a price of US$3.75 for a period of 36 months from issuance.

The Offering was conducted through a syndicate of underwriters (the “November 2021 Underwriters”). The November 2021 Underwriters were paid cash fees of US$3,011,670.

Year ended December 31, 2022

In January 2022, the Corporation announced the appointment of Paul M. Ridker, MD, MPH, Bruce McManus, PhD, MD, and Joseph A. Hill, MD, PhD, to its Scientific Advisory Board. For biographies of members, see “Scientific Advisory Board”.

In March 2022, the Corporation announced the appointment of Jennifer M. Chao to its Board of Directors. Ms. Chao has also been appointed Chair of the Corporate Governance and Compensation Committee. Iain Chalmers stepped down from the Board of Directors to accommodate Ms. Chao’s appointment.

Ms. Chao has over 25 years of experience in the biotech and life sciences industries focused primarily on finance and corporate strategy. She is Managing Partner of CoreStrategies Management, LLC, a company she founded in 2008 to provide transformational corporate and financial strategies to biotech/life science companies for maximizing core valuation. Ms. Chao also serves as a biopharma securities expert witness for high-level biopharma litigation matters, working with large economic consulting firms and law firms; cases have involved material and fair disclosure, valuation, and insider trading. She currently serves on the board of directors of Endo International (“Endo”) and is a member of the Audit Committee and Compliance Committee. Ms. Chao also serves on the board of directors of Edesa Biotech as Chair of Nominating and Corporate Governance, and a member of the Audit Committee. Prior to joining Endo, Ms. Chao served as Chairman of the Board of BioSpecifics Technologies Corp. (“BioSpecifics”) from October 2019 until its acquisition by Endo for approximately US$660 million in December 2020. She also served as Chair of BioSpecifics’ Compensation Committee and as a member of the Audit Committee, Strategy Committee, Intellectual Property Committee, and Nominating and Corporate Governance Committee from 2015 to 2020.

Additionally, from 2004 to 2008, Ms. Chao was Managing Director and Senior Lead Biotechnology Securities Analyst at Deutsche Bank, responsible for U.S. large- and small- to mid-cap biotechnology companies with global client coverage; and was known for differentiated fundamentals securities analysis and high visibility coverage of game changing technologies, paradigm shifting treatment algorithms, industry trends and portfolio risk/reward management. Prior to that, Ms. Chao served as Managing Director and Senior Lead Biotechnology Analyst at RBC Capital Markets and VP, Senior Biotechnology Analyst at Leerink Swann & Co. Ms. Chao was a research fellow at Massachusetts General Hospital/Harvard Medical School, as a recipient of the BioMedical Research Career Award, and received her B.A. in Politics and Greek Classics from New York University.

In March 2022, the Corporation incorporated a wholly owned subsidiary, Cardiol USA, under the laws of Delaware.

In May 2022, Corporation announced the appointment of Teri Loxam and Chris Waddick to its Board of Directors. Ms. Loxam has also been appointed Chair of the Audit Committee. Dr. Guillermo Torre-Amione stepped down from the Audit Committee to accommodate Ms. Loxam’s appointment.

Teri Loxam has over 25 years of experience in the pharmaceutical, life sciences, and TMT industries with diverse roles spanning strategy, investor relations, finance, and communications. Ms. Loxam joined Kira Pharmaceuticals (“Kira”) in November 2021 as Chief Operating Officer and Chief Financial Officer. In this role, she oversees finance, operations, and strategic functions for the company. Prior to joining Kira, Ms. Loxam served as Chief Financial Officer at SQZ Biotech (“SQZ”) where she led the company’s financial operations, investor relations and communications/public relations functions. While at SQZ, she was instrumental in helping the company raise over $200M in private and public funding, including taking the company public through an IPO on the New York Stock Exchange (“NYSE”) in October 2020. Before joining SQZ, Ms. Loxam served as Sr. Vice President of Investor Relations and Global Communications at Merck. In this role, she led its investor relations and investment community interactions as well as its internal and external communications efforts globally. Prior to Merck, Ms. Loxam was Vice President, Investor Relations for IMAX Corporation, where she reshaped the entertainment company’s investor strategy, helping to convert its investor base and helping the company go public in China with an IPO on the Hong Kong Exchange. Ms. Loxam also spent over a decade at Bristol-Myers Squibb in a variety of roles of increasing responsibility across Strategy, Treasury, and Investor Relations. She started her career as a marine biologist and worked at Sea World of San Diego before making a transition into business. Ms. Loxam is a member of the board of directors of Vaxcyte, Inc. (Nasdaq: PCVX). She holds an MBA from the University of California, Irvine, and a Bachelor of Science degree in Biology from the University of Victoria, B.C., Canada.

Chris Waddick has over 30 years of experience in financial and executive roles in the biotechnology and energy industries, with substantial knowledge of public company management and corporate governance, and in designing, building, and managing financial processes, procedures, and infrastructure. Mr. Waddick has served as Chief Financial Officer and Corporate Secretary of Cardiol since August 16, 2018. He serves as Executive Vice President and Chief Financial Officer for a private Ontario energy company. Previously, Mr. Waddick spent more than 12 years at Vasogen Inc. (“Vasogen”), a biotechnology company focused on the research and commercial development of novel therapeutics for the treatment of heart failure and other inflammatory conditions. While serving as Chief Financial Officer and Chief Operating Officer, the company grew from start up to an organization employing over 250 employees that established the necessary systems and infrastructure to advance an anti-inflammatory therapy through to the completion of an international multi-center pivotal trial involving 2,500 patients. Vasogen went public on the TSX and the NASDAQ, raising over $200 million to support corporate development and reached a market capitalization of over US$1 billion. Prior to Vasogen, he held progressively senior financial positions at Magna International Inc. and Union Gas Limited. Mr. Waddick is a CPA and earned a business degree from Wilfrid Laurier University and a Master of Business Administration from York University.

In June 2022, the Corporation announced it entered into an equity distribution agreement with Canaccord Genuity LLC and Cantor Fitzgerald & Co. (the “Sales Agents”) acting as co-agents in connection with the 2022 at-the-market offering program (the “2022 ATM Program”). Under the terms of the 2022 ATM Program, the Corporation may, from time to time, sell Common Shares having an aggregate value of US$50,000,000 through the Sales Agents on the Nasdaq Capital Market. As of the date of this 20-F, the Corporation has not issued any shares under the 2022 ATM Program.

The timing and extent of the use of the 2022 ATM Program will be at the discretion of the Corporation and the Corporation has no obligation to sell any shares pursuant to the 2022 ATM Program. Accordingly, total gross proceeds from offerings under the 2022 ATM Program could be less than US$50 million. The 2022 ATM Program will be effective until the earlier of the issuance and sale of all of the offered shares issuable pursuant to the 2022 ATM Program and March 8, 2024, unless terminated prior to such date by Cardiol or the Sales Agents.

In August 2022, the Corporation announced that the first patient was enrolled in ARCHER, the Corporation’s Phase II, multi-center, international, double-blind, randomized, placebo-controlled trial designed to study the safety and tolerability of CardiolRx, as well as its impact on myocardial recovery, in patients presenting with acute myocarditis (See below – “Phase II study – Acute myocarditis (ARCHER)”).

In October 2022, the Corporation announced that pre-clinical study results demonstrated Cardiol’s cannabidiol formulation inhibits and also promotes the reversal of mechanisms known to play a role in the occurrence and development of cardiac fibrosis. The data were presented by its research collaborators from Houston Methodist DeBakey Heart & Vascular Center at The Annual Scientific Meeting of the Heart Failure Society of America (“HFSA2022”).

The poster entitled “Cannabidiol Inhibits Endothelial-to-Mesenchymal Transition and also Promotes the Reverse Process in vitro” was presented within the “Basic and Translational Science” category of the HFSA2022 Scientific Programme. The authors concluded that Cardiol’s cannabidiol formulation protects cardiac function and exhibits an antifibrotic effect, possibly mediated by EndoMT.

In November 2022, the Corporation announced study results demonstrating that Cardiol’s cannabidiol formulation significantly reduces pericardial effusion and thickening in a pre-clinical model of acute pericarditis and significantly suppresses the secretion of key inflammatory markers IL-1ß and IL-6 in vitro. The data were presented by the Corporation’s research collaborators from Virginia Commonwealth University (“VCU”) at The American Heart Association Scientific Sessions 2022 (“AHA2022”).

The poster entitled “Protective Effects of Pharmaceutically Manufactured Cannabidiol in a Mouse Model of Acute Pericarditis” was presented on November 5th within the “Late-Breaking Basic Science Posters” session of AHA2022. The authors concluded that Cardiol’s cannabidiol formulation administered in the study may represent a novel therapy for treating pericarditis and preventing its complications and recurrence. Data presented also demonstrated a dose-response effect on IL-1ß in vitro. In addition, the formulation was shown in vitro to significantly inhibit the transcription of IL-1ß and NLRP3, as measured by mRNA expression. NLRP3 is a sensor protein that comprises a part of the NLRP3 inflammasome, a large multiprotein complex that regulates inflammatory responses of the innate immune system. The Corporation has filed comprehensive patent applications with the U.S. patent office in connection with these new findings.

In November 2022, the Corporation announced that it received a notice (the “Nasdaq Notice”) from the Nasdaq, stating that the Corporation is not in compliance with the minimum bid price requirement (“Minimum Bid Requirement”) of US$1.00 per share under the Nasdaq Listing Rule 5550(a)(2) based upon the closing bid price of the Common Shares for the 30 consecutive business days prior to the date of the Nasdaq Notice.

The Nasdaq Notice has no immediate effect on the listing or trading of the Common Shares on Nasdaq, and the Corporation’s operations are not affected by the receipt of the Nasdaq Notice. Under Nasdaq Listing Rule 5810(c)(3)(A), the Corporation has 180 calendar days from the date of the Nasdaq Notice, or until May 15, 2023, to regain compliance with the minimum bid requirement, during which time the Common Shares will continue to trade on Nasdaq. If at any time before May 15, 2023, the bid price of the Common Shares closes at or above US$1.00 per share for a minimum of 10 consecutive business days, the Corporation will regain compliance with the Minimum Bid Requirement. If the Corporation does not regain compliance with the minimum bid requirement by May 15, 2023, the Corporation may be eligible, upon satisfaction of certain Nasdaq listing requirements, for an additional period of 180 calendar days to regain compliance or the Common Shares may be subject to delisting from Nasdaq.

The Corporation will closely monitor the situation and is considering various strategies to regain compliance with the Minimum Bid Requirement under the Nasdaq Listing Rules. The Nasdaq Notice does not have any impact on the Corporation’s TSX listing.

In December 2022, the Corporation announced the initiation of a Phase II open-label pilot study to investigate the tolerance, safety, and efficacy of CardiolRx in patients with recurrent pericarditis. In addition to standard safety assessments, the study is designed to evaluate improvement in objective measures of disease, and during an extension period, assess the feasibility of weaning concomitant background therapy including corticosteroids, while taking CardiolRx (see – “Phase II Open Label Pilot Study – Recurrent Pericarditis”).

Phase II Open Label Pilot Study – Recurrent Pericarditis

Pericarditis refers to inflammation of the pericardium (the membrane or sac that surrounds the heart) that follows an initial episode (frequently resulting from a viral infection). Patients may have multiple recurrences. Symptoms include debilitating chest pain, shortness of breath, and fatigue, resulting in physical limitations, reduced quality of life, emergency department visits, and hospitalizations. Causes of pericarditis can include infection (e.g., tuberculosis), systemic disorders such as autoimmune and inflammatory diseases, cancer, and post-cardiac injury syndromes. Based on time of presentation, acute pericarditis is a symptomatic event lasting less than four to six weeks, the diagnosis of which is based on meeting two of four criteria: chest pain; pericardial friction rub; electrocardiogram changes; and new or worsening pericardial swelling. Elevation of inflammatory markers such as C-reactive protein (“CRP”), and evidence of pericardial inflammation by an imaging technique (computed tomography scan or cardiac magnetic resonance) may help the diagnosis and the monitoring of disease activity. Although generally self-limited and not life threatening, acute pericarditis is diagnosed in 0.2% of all cardiovascular in-hospital admissions and is responsible for 5% of emergency room admissions for chest pain in North America and Western Europe.

Recurrent pericarditis is the reappearance of symptoms after a symptom-free period of at least 4 – 6 weeks following an initial episode of acute pericarditis. These recurrences appear in 15% to 30% of acute cases and usually within 18 months. Furthermore, up to 50% of patients with a recurrent episode of pericarditis experience more recurrences. Standard first-line medical therapy consists of non-steroidal anti-inflammatory drugs or aspirin with or without colchicine. Corticosteroids such as prednisone are second-line therapy in patients with continued recurrence and inadequate response to conventional therapy. The only FDA-approved therapy for recurrent pericarditis, launched in 2021, is a costly and potent subcutaneously injected interleukin-1 inhibitor with immunosuppressive effects. It is generally used as a third-line intervention in patients with a third or fourth recurrence.

The number of cases of patients seeking and receiving treatment for recurrent pericarditis annually in the U.S. is estimated at 38,000. Hospitalization due to recurrent pericarditis is often associated with a 6-8-day length of stay and cost per stay is estimated to range between $20,000 and $30,000 in the U.S.

In May 2022, the Corporation announced the FDA has authorized the Corporation’s IND application to commence a Phase II open-label pilot study designed to evaluate the tolerance, safety, and efficacy of CardiolRx in patients with recurrent pericarditis. The study will also assess the improvement in objective measures of disease, and during an extension period, assess the feasibility of weaning concomitant background therapy including corticosteroids, while taking CardiolRx. Recurrent pericarditis is a rare disease in the United States, thereby making CardiolRx eligible for Orphan Drug status under the FDA’s Orphan Drug Designation program.

Cardiol’s study is expected to enroll 25 patients at major clinical centers specializing in pericarditis in the United States. The study protocol has been designed in collaboration with thought leaders in pericardial disease. The trial’s primary efficacy endpoint is the change, from baseline to 8 weeks, in patient-reported pericarditis pain using an 11-point numeric rating scale (“NRS”). The NRS is a validated clinical tool used across multiple conditions with acute and chronic pain, including previous studies of recurrent pericarditis. Secondary endpoints include the pain score after 26 weeks of treatment, and changes in CRP.

The Phase II open-label recurrent pericarditis study was designed with the support of an independent Advisory Committee and key trial investigators, consisting of international thought leaders in cardiovascular disease, including:

●	Study Chair: Allan Klein, MD, CM – Director, Center for the Diagnosis and Treatment of Pericardial Diseases, and Professor of Medicine, Heart, Vascular and Thoracic Institute, Cleveland Clinic;
●	Antonio Abbate, MD – Ruth C. Heede Professor of Cardiology, School of Medicine, and Department of Medicine, Division of Cardiovascular Medicine - Heart and Vascular Center, University of Virginia;
●	Allen Luis, MBBS, PhD – Co-Director of the Pericardial Diseases Clinic, Associate Professor of Medicine, Department of Cardiovascular Medicine, at Mayo Clinic Rochester Minnesota;
●	Paul Cremer, MD – Department of Cardiovascular Imaging, Center for the Diagnosis and Treatment of Pericardial Diseases, Heart, Vascular and Thoracic Institute, Cleveland Clinic;
●	Stephen Nicholls – Director of Cardiology, Monash Health, Director, Monash Victorian Heart Institute, and Professor of Cardiology, Monash University, Melbourne; and
●	Stefano Toldo, PhD – Associate Professor of Medicine, Department of Medicine, Cardiovascular Medicine at University of Virginia.

It is estimated that patient recruitment will be completed in approximately one year following the initiation of all clinical research centers. Cardiol has budgeted an additional approximately $4 million in costs to complete this study. If Cardiol determines that the Phase II study meets its objectives, it currently expects to undertake the next steps of its clinical development program, which would consist of a larger clinical study, the details of which will be determined in conjunction with the Corporation’s clinical advisors and regulatory agencies. The total cost and timeline to complete this clinical development program cannot be determined at this stage as this will depend on a variety of factors. The Corporation may involve a commercial partner from the pharmaceutical industry, to fund the late-stage clinical development and commercialization of CardiolRx for the treatment of recurrent pericarditis.

Phase II study – Acute myocarditis (ARCHER)

Myocarditis is an acute inflammatory condition of the heart muscle (myocardium) characterized by chest pain, impaired cardiac function, atrial and ventricular arrhythmias, and conduction disturbances. Although the symptoms are often mild, myocarditis remains an important cause of acute and fulminant heart failure and is a leading cause of sudden cardiac death in people under 35 years of age. Although viral infection is the most common cause of myocarditis, the condition can also result from administration of therapies used to treat several common cancers, including chemo-therapeutic agents and immune checkpoint inhibitors.

In a proportion of patients, the inflammation in the heart persists and causes decreased heart function with symptoms and signs of heart failure, and as such treatment is based on standard-of-care recommendations for heart failure. This includes diuretics, ACE inhibitors, angiotensin receptors blockers, beta blockers, and aldosterone inhibitors. For those with a fulminant presentation, intensive care is often required, with the use of inotropic medications (to increase the force of the heart muscle contraction). Severe cases frequently require ventricular assist devices or extracorporeal oxygenation and may necessitate heart transplantation. There are no FDA-approved therapies for acute myocarditis. Patients hospitalized with acute myocarditis experience an average 7-day length of stay and a 6% risk of in-hospital mortality, with average hospital charge per stay estimated at $110,000 in the U.S.

Data from multiple sources, including the ‘Global Burden of Disease Study’, reports that the number of cases per year of myocarditis ranges from approximately 10 to 22/100,000 persons (estimated U.S. patient population of 33,000 to 73,000), qualifying the condition as a rare disease in the U.S. and in the E.U. Cardiol believes that there is a significant opportunity to develop a therapy for acute myocarditis that may be eligible for designation as an Orphan Drug under the FDA’s Orphan Drug Designation and the similar EMA orphan medicine product programs.

In August 2021, Cardiol received IND application authorization from the FDA to conduct a Phase II clinical trial of CardiolRx in acute myocarditis - the ARCHER trial. ARCHER has also received regulatory clearance in other jurisdictions, and is expected to enroll 100 patients at major cardiac centers in North America, Europe, Latin America, and Israel. The trial has been designed in collaboration with an independent steering committee comprising distinguished thought leaders in heart failure and myocarditis from international centers of excellence. The primary endpoints of the trial, which will be evaluated after 12 weeks of double-blind therapy, are the two cardiac magnetic resonance imaging measures: left ventricular function (assessed via global longitudinal strain) and myocardial edema/fibrosis (assessed via extra-cellular volume), each of which has been shown to predict long-term prognosis of patients with acute myocarditis.

Members of the Steering Committee include:

●	Chair: Dennis M. McNamara, MD – Professor of Medicine at the University of Pittsburgh. He is also the Director of the Heart Failure/Transplantation Program at the University of Pittsburgh Medical Center;
●	Co-Chair: Leslie T. Cooper, Jr., MD – General cardiologist and the Chair of the Mayo Clinic Enterprise Department of Cardiovascular Medicine, as well as chair of the Department of Cardiovascular Medicine at the Mayo Clinic in Florida;
●	Arvind Bhimaraj, MD – Specialist in Heart Failure and Transplantation Cardiology and Associate Professor of Cardiology, Institute for Academic Medicine at Houston Methodist and at Weill Cornell Medical College, NYC;
●	Wai Hong Wilson Tang, MD – Advanced Heart Failure and Transplant Cardiology specialist at the Cleveland Clinic in Cleveland, Ohio. Dr. Tang is also the Director of the Cleveland Clinic’s Center for Clinical Genomics; Research Director, and staff cardiologist in the Section of Heart Failure and Cardiac Transplantation Medicine in the Sydell and Arnold Miller Family Heart & Vascular Institute at the Cleveland Clinic;
●	Peter Liu, MD – Chief Scientific Officer and Vice President, Research, of the University of Ottawa Heart Institute, and Professor of Medicine and Physiology at the University of Toronto and University of Ottawa;
●	Carsten Tschöpe, MD – Professor of Medicine and Cardiology and Vice Director of the Department of Internal Medicine and Cardiology, University Medicine Berlin. For his outstanding work, Dr. Tschöpe was awarded the prestigious Arthur Weber Prize by the German Cardiac Society - Cardiovascular Research;
●	Matthias Friedrich, MD – Full Professor within the Departments of Medicine and Diagnostic Radiology at McGill University in Montreal, and Chief, Cardiovascular Imaging at the McGill University Health Centre. Dr. Friedrich founded one of the first large Cardiovascular Magnetic Resonance centres in Germany at the Charité University Hospital in Berlin;
●	Yaron Arbel, MD – Cardiologist and Director of the CardioVascular Research Center (CVRC) at the Tel Aviv “Sourasky” Medical Center. Professor Arbel has published over 180 articles in leading international medical journals, including European Heart Journal, JACC, and Circulation; and
●	Edimar Bocchi, MD – Serves as the Head of Heart Failure Clinics and Heart Failure Team at Heart Institute (Incor) of Hospital das Clinicas of São Paulo University Medical School, Associate Professor of São University Medical School, São Paulo, Brazil;

The first patient was enrolled in the study in August 2022, and it is expected that patient recruitment will take 12 to 18 months to complete following the initiation of all clinical research centers. Cardiol has budgeted an additional approximately $8 million in costs to complete this study. If Cardiol determines that the Phase II study meets its objectives, it currently expects to undertake the next steps of its clinical development program, which would consist of a larger clinical study, the details of which will be determined in consultation with the Corporation’s clinical advisors and regulatory agencies. The total cost and timeline to complete this clinical development program cannot be determined at this stage as this will depend on a variety of factors. The Corporation may involve a commercial partner from the pharmaceutical industry, to fund the late-stage clinical development and commercialization of CardiolRx for the treatment of acute myocarditis.

Phase II/III study – COVID-19 (LANCER)

In October 2022, the Corporation announced that it would discontinue the LANCER trial due to lack of eligible patients to support recruitment and would prioritize its Phase II clinical programs focused on developing CardiolRx for the treatment of acute myocarditis and recurrent pericarditis.

The LANCER trial, which was designed to investigate the cardioprotective properties of CardiolRx in patients hospitalized with COVID-19 who have a prior history of, or risk factors for, cardiovascular disease, was discontinued due to the continuous decline in the number of eligible patients, and a lower than anticipated event rate in the study. Over the course of the study, multiple factors contributed to the decline in the number of patients that met the inclusion criteria of the trial, including: (i) a significant increase in vaccine-induced or natural immunity in the general population; (ii) the predominant circulating variants causing milder disease than their predecessors; and (iii) an increase in the regulatory approval and usage of therapeutics for the successful treatment of mild-to-moderate disease in patients who previously would have progressed to require hospitalization.

Phase I study

In April 2021, the Corporation announced results from a Phase I single and multiple ascending dose clinical trial of CardiolRx.

The Phase I trial was a randomized, placebo-controlled, double-blind study designed to evaluate the safety, tolerability, and pharmacokinetic (PK) profile of CardiolRx at various dose levels. The study randomized 52 subjects (age range 25 to 60 years) to one of two groups. In Group A, there were three sub-groups, each involving 12 subjects (nine active and three placebo), with each subject receiving a single dose of 5 mg/kg or 15 mg/kg of CardiolRx, in either the fed or fasted state. In Group B, there were two sub-groups, each involving eight subjects (six active and two placebo) with each subject receiving 5 mg/kg or 15 mg/kg twice daily for six days. Serial blood samples were taken to measure the level of cannabidiol and its two main metabolites.

Results indicated that CardiolRx was safe and generally well tolerated at all dose levels, with no serious adverse events reported in the study. Fifty-one of the 52 enrolled subjects completed all requirements of the protocol. Each subject had repeated standard measures of safety including physical examination (with vital signs), electrocardiogram (ECG) to monitor cardiac time intervals (particularly, the QTc interval, which is an important measure of the risk for abnormal heart rhythms), as well as biochemical and coagulation laboratory tests. Despite the relatively high doses of CardiolRx administered during the study, there were no ECG or abnormal laboratory findings after six days of dosing, no elevation of liver enzymes, or QTc changes were detected. The recorded adverse events were all mild or moderate in severity and were primarily related to the gastro-intestinal tract.

The results of the study formed an integral part of the Corporation’s IND application with the FDA for an international Phase II clinical trial in acute myocarditis.

Cardiol’s Approach to the Treatment of Heart Disease

Cardiol is investigating the potential of using CardiolRx (cannabidiol), a pharmaceutically manufactured oral solution for the treatment of recurrent pericarditis and acute myocarditis. In addition, Cardiol is developing a subcutaneous cannabidiol formulation for the potential treatment of fibrosis and inflammation in the heart that is associated with the development and progression of heart failure.

Published third-party research has shown that there is an experimental basis for investigating the efficacy of cannabidiol in cardiovascular disease. Cannabidiol has been shown in pre-clinical models to improve endothelial function by reducing inflammatory activation of the endothelial lining of blood vessels thus improving endothelial vasorelaxation and blood flow. Cannabidiol has also been shown to attenuate a number of other measures of potential importance in the treatment of cardiovascular disease, including cardiac dysfunction, oxidative stress, fibrosis, and inflammatory and cell death signaling pathways, in models of diabetes, a common co-morbidity in cardiovascular disease and heart failure patients.

The rationale for using cannabidiol to treat patients with cardiovascular disease is based on pre-clinical investigations by Cardiol and others in models of cardiovascular disease which have demonstrated that cannabidiol has anti-fibrotic and anti-inflammatory activity, as well as anti-ischemic, and anti-arrhythmic action. In pre-clinical models of cardiac injury, cannabidiol was shown to be cardio-protective by reducing cardiac hypertrophy, fibrosis, and the production of certain re-modelling markers, such as cardiac BNP, which is typically elevated in patients with heart failure.

Development of a subcutaneous (SC) cannabidiol formulation

Cardiol is currently developing a SC cannabidiol formulation that is intended to improve the pharmacokinetic profile compared to existing formulations. SC administration has the potential to allow for a lower dose of drug to be delivered with less frequent administration, while achieving the same or greater therapeutic effect. The Corporation's research collaborators have shown that cannabidiol, when administered subcutaneously, is effective in a pre-clinical model of heart failure. The SC approach is practical and widely used in human medicine although the formulation requires specific characteristics. In 2022, Cardiol was successful in developing a formulation that meets the required characteristics. Currently, this formulation is undergoing pharmacokinetic testing.

Due to the early stage of development, the total costs and timing of the development program cannot be determined at this stage as they will depend on a variety of factors. Cardiol relies on CROs, clinical data management organizations, and consultants to assist with the design, conduct, supervision, and monitoring of pre-clinical studies of Cardiol’s product candidates.

Nanotechnology for Drug Encapsulation and Delivery

Cardiol’s nanotechnology is based on a patented family of biocompatible and biodegradable polymers made from PEG and PCL (See “Commercial Relationships – Meros”). Both PEG and PCL have a history of safe use in humans and are non-immunogenic when tested in vitro. PCL lies at the core of the nanoparticles and is lipophilic, allowing the solubilization and encapsulation of lipophilic drugs such as cannabidiol. PEG forms the surface layer of the nanoparticles and is compatible with water, allowing the nanoparticles with their encapsulated drug to circulate in the aqueous environment of the blood. Cardiol’s nanoparticles also accumulate within inflamed and fibrotic tissue and are therefore particularly appropriate for the delivery of anti-fibrotic, as well as anti-inflammatory drugs – fibrotic stiffening of the heart muscle is a feature of HF pathology.

Due to the early stage of development, the total costs and timing of the development program cannot be determined at this stage as they will depend on a variety of factors. Cardiol relies on CROs, clinical data management organizations, and consultants to assist with the design, conduct, supervision, and monitoring of pre-clinical studies of Cardiol’s product candidates.

Research Programs

Cardiol has assembled an international network of experts in the synthesis, formulation, pharmacology and testing of drugs. Cardiol has several research programs underway or completed with the following organizations:

●	Virginia Commonwealth University and University of Virginia
●	The Houston Methodist DeBakey Heart & Vascular Center
●	TecSalud del Tecnológico de Monterrey & Nano4Heart

Due to the early stage of these research programs, the total costs and timing of these programs beyond the costs previously funded cannot be determined at this stage as they will depend on a variety of factors. Cardiol relies on researchers and clinicians, CROs, clinical data management organizations, and consultants to assist with the design, conduct, supervision, and monitoring of these research programs.

TecSalud & Nano4Heart

Cardiol established a US$3 million research and development collaboration (See “Commercial Relationships”) with TecSalud and Nano4Heart, both of the Instituto Tecnológico y de Estudios Superiores de Monterrey, Mexico, to collaborate on the research and development of proprietary therapeutics for the treatment of heart failure. This research collaboration combines the significant research capability of TecSalud and Nano4heart’s extensive experience in preclinical cardiovascular research with Cardiol’s scientific, clinical, and business expertise. By combining these intellectual resources, Cardiol expects to accelerate the necessary research towards the mutual goal of developing a breakthrough heart failure treatment.

TecSalud is committed to delivering outstanding patient care with four state-of-the-art academic medical centers that combine innovative research, clinical services, and education. TecSalud has collaborative relationships with the Houston Methodist DeBakey Heart & Vascular Center and has established a formal agreement with the Massachusetts Institute of Technology to promote research and development in Mexico.

The primary objective of this collaboration is to develop the experimental evidence necessary to support advancing potential breakthrough medicines for heart failure into clinical development. Research is currently underway to investigate the therapeutic potential of cannabidiol formulations that target inflammation in a model of hypertension-induced heart failure. Initial research was completed in 2021 showing encouraging results.

Houston Methodist DeBakey Heart & Vascular Center

The Houston Methodist DeBakey Heart & Vascular Center is recognized internationally as a center of excellence for the treatment of heart failure.

In January 2018, Cardiol announced that experimental research performed at the Houston Methodist DeBakey Heart & Vascular Center showed new functionality of the Corporation’s in-licensed patented nanotherapeutics. Designed to act as a vehicle to target anti-inflammatory drugs to inflamed heart tissue, these data demonstrated the accumulation of nanoparticles at regions of inflammation and fibrosis in diseased hearts, showing potential for Cardiol’s proprietary nanotechnology to be used to target drugs directly to areas of inflammation and fibrosis to treat heart failure.

In August 2018, Cardiol entered into a research contract with the Houston Methodist DeBakey Heart & Vascular Center to build upon the initial research using an experimental model of non-ischemic heart failure. In this model, heart failure is induced by administering NaCl, L-NAME, and angiotensin II. This leads to an increase in both cardiac fibrosis and cardiomyocyte size (hypertrophy). Cannabidiol was encapsulated within Cardiol’s nanoparticle technology and used as a treatment in this model. Results demonstrated that nano-encapsulated cannabidiol reduces both fibrosis and cardiomyocyte size, suggesting nano-encapsulated cannabidiol has both anti-fibrotic and anti-hypertrophic effects. These data were presented virtually at American Heart Association Scientific Sessions 2021.

Research on this model continued and was expanded upon, demonstrating that the induction of heart failure also leads to reduced ejection fraction. Treatment was performed with both free cannabidiol and nano-encapsulated cannabidiol. Both treatments prevented the reduction of ejection fraction and the increase in cardiac fibrosis. These results were presented at American Heart Association Basic Cardiovascular Sciences 2022.

Also presented at this time were the first data investigating the method of action of cannabidiol in a model of EndoMT (endothelial to mesenchymal transition). EndoMT is a process in which endothelial cells undergo a series of events that lead to a change in phenotype towards mesenchymal cell types; for example, myofibroblasts and smooth muscle cells. The EndoMT process is normal during development, but there is increasing evidence of its involvement in adult cardiovascular diseases such as atherosclerosis and pulmonary hypertension. EndoMT has also been suggested to cause fibrosis, leading to heart failure. The in vitro model of EndoMT developed at Houston uses endothelial cells in which transition is induced using L-NAME and angiotensin II. Results presented show that Cardiol’s cannabidiol can inhibit the transition from endothelial to mesenchymal cell types.

Research into the interaction between cannabidiol and the EndoMT process was pursued, and further experimentation demonstrated that cannabidiol can not only inhibit the transition from endothelial to mesenchymal cell types, but can also promote the reversal of the EndoMT process. These data that suggest cannabidiol may protect cardiac function via EndoMT inhibition and reversal, were presented at Heart Failure Society of America’s Annual Scientific Meeting 2022. Future work commencing in 2023 includes investigation of potential targets of cannabidiol in EndoMT and investigating the effect of cannabidiol on EndoMT in vivo, in order to further elucidate how cannabidiol has its effects.

Virginia Commonwealth University and University of Virginia (“UVA”)

Cardiol has been working with collaborators at VCU and UVA to add to the data generated to date in support of cannabidiol in pre-clinical in vivo models of cardiovascular diseases. A pre-clinical model of pericarditis has been developed at VCU that induces pericarditis-characterised as an acute inflammatory response in the pericardium in an NLRP3 inflammasome-dependent manner. The model was previously used to show the efficacy of, among other drugs, rilonacept, which is an emerging novel treatment for pericarditis following a successful Phase III trial.

A study was performed using Cardiol’s cannabidiol formulation in VCU’s model of pericarditis, results were positive, and data were presented at American Heart Association Annual Scientific Sessions 2022. These data demonstrating Cardiol’s formulations’ ability to mitigate pericarditis has led to further collaboration and the collaborative design of further experiments based around this model in 2023.

Commercial Relationships

Dalton

Cardiol entered into an exclusive master services agreement (the “Dalton Services Agreement”) dated April 17, 2018 and effective as of June 12, 2017 for pharmaceutical cannabidiol and has subcontracted the manufacturing of its drug product candidates to Dalton. Dalton has the manufacturing capability for Cardiol’s clinical trial materials, scalable to support all stages of the drug development process (Phase I, II, III, and commercial). As consideration under the Dalton Services Agreement, Cardiol issued 400,000 Common Shares to Dalton. Cardiol also agreed to issue to Dalton an additional 400,000 Common Shares if Dalton meets certain performance objectives. The Dalton Services Agreement may be terminated by Cardiol upon provision of thirty days’ notice of termination.

The services provided by Dalton under the Dalton Services Agreement are undertaken on a project and product basis. With respect to each project or product, Cardiol and Dalton agree in writing upon objectives, scope, price, and fees payable, specifications, deliverables, milestones, and timelines in a work order.

Purisys

Cardiol entered into an exclusive supply agreement (the “Purisys Exclusive Supply Agreement”) with Noramco (Purisys) dated September 28, 2018, as amended on December 7, 2018, December 11, 2018, July 2, 2019, September 11, 2019, and November 12, 2019 pursuant to which Purisys will be the exclusive supplier of pharmaceutical cannabidiol for Cardiol, provided Purisys is able to meet Cardiol’s supply requirements.

In 2020, the agreement was assigned to Purisys, an affiliate of Noramco headquartered in Athens, Georgia. This assignment had no impact on Cardiol’s rights under the original agreement.

Effective upon entering into a supply agreement with Shoppers on March 16, 2020 (see “Business of Cardiol – Corporate History –Year Ended December 31, 2020), Purisys shall not sell pharmaceutical cannabidiol to any third party for use in the production of products sold to retail pharmacies in Canada and Mexico, such as Shoppers. Notwithstanding this restriction, Purisys shall have the right to sell pharmaceutical cannabidiol to third parties outside Canada for use in products that are approved as prescription medicines by the Therapeutic Products Directorate of Health Canada for delivery into Canada.

The initial term of the Purisys Exclusive Supply Agreement expires on December 31, 2038, and thereafter automatically renews for successive periods of two calendar years each, unless written notice of termination is given by either party at least 18 months before the expiration of the initial term or completion of the then-current renewal term.

TecSalud (CARO Development Agreement)

Cardiol entered into a development agreement (the “CARO Development Agreement”) with CARO dated August 28, 2018, for research and development of proprietary drug formulations for the treatment of heart failure. CARO is a Mexican corporation dedicated to providing clinical and scientific experimentation and consulting, as well as performing its own development activities or through third-party providers. TecSalud and Nano4heart are third parties through which CARO will provide its consulting and development activities for Cardiol.

Pursuant to the terms of the CARO Development Agreement, CARO will provide scientific experimentation, research activities, drug development activities, access to intellectual property, and drug formulation and discovery activities to Cardiol (the “CARO Development Activities”), as set out in a development plan (the “CARO Development Plan”) through TecSalud and Nano4heart. CARO and Cardiol value the CARO Development Activities, provided through research, at US$3,000,000. Under the CARO Development Agreement, CARO may also engage third-party providers for development activities in support of the CARO Development Plan, which is anticipated to be limited to third-party vendors of materials.

As consideration under the CARO Development Agreement, Cardiol issued 824,000 Common Share purchase warrants (the “CARO Compensation Warrants”) to CARO, with each CARO Compensation Warrant entitling CARO to purchase one Common Share (a “CARO Compensation Warrant Share”) at an exercise price of $4.00 per CARO Compensation Warrant Share until August 31, 2022. Cardiol also paid CARO US$400,000 in cash. The unexercised warrants expired on August 31, 2022. Prior to that, 503,672 warrants that were earned were exercised into Common Shares, carrying a value of $2,014,688.

The CARO Compensation Warrants and the issuance of the CARO Compensation Warrant Shares on the exercise thereof are to constitute full payment for the CARO Development Activities, both past and future, under the CARO Development Plan. CARO is not to issue invoices for any of the CARO Development Activities under the CARO Development Plan until such time as CARO, in its discretion, wishes to exercise any of its CARO Compensation Warrants. If CARO wishes to exercise any of the CARO Compensation Warrants, CARO is to provide Cardiol with one or more invoices, tied to milestones in the CARO Development Plan, and the aggregate amount of the invoices shall constitute payment in full of the aggregate exercise prices of the CARO Compensation Warrants being exercised.

Both Cardiol and CARO may terminate the CARO Development Agreement if the other party commits a material breach of the CARO Development Agreement and the breaching party fails to remedy the material breach within 60 days following receipt of written notice of the breach. In addition, either party may terminate the CARO Development Agreement by giving 30 days’ written notice to the other party if, acting reasonably and in good faith, it determines that the continued performance of the CARO Development Activities would (i) constitute a potential or actual violation of applicable law or any policy of the terminating party adopted to ensure compliance with applicable law; (ii) constitute a potential or actual violation of any regulatory, medical or scientific standard of integrity or ethics; or (iii) potentially jeopardize patient safety, provided that during such 30-day period, the parties discuss in good faith possible changes to the CARO Development Activities.

However, if CARO terminates the CARO Development Agreement for any reason except breach of contract by Cardiol, or terminates the CARO Development Activities prior to achievement of all milestones in the CARO Development Plan, then any unexercised CARO Compensation Warrants that are not related to CARO Development Activities and milestones in the CARO Development Plan that have been attained up to the time of termination of the CARO Development Agreement shall be deemed terminated as of the time of termination of the CARO Development Agreement.

If Cardiol terminates the CARO Development Agreement for any reason (including breach of contract by CARO), or requires CARO to terminate the CARO Development Activities prior to achievement of all milestones in the CARO Development Plan, then the CARO Compensation Warrants issued to CARO that can be invoiced for the CARO Development Activities completed up to the time of termination shall be considered to have been earned notwithstanding such termination. The CARO Compensation Warrants that cannot be exercised (because invoices for CARO Development Activities not completed cannot be issued) will be deemed terminated, null and void as of termination.

Meros

Meros is a privately held Alberta corporation formed in 2009 to commercialize advanced drug delivery technologies developed within the Faculty of Pharmacy and Pharmaceutical Sciences, University of Alberta.

Cardiol entered into a license agreement (the “Meros License Agreement”) with Meros dated January 20, 2017, granting Cardiol the sole, exclusive, irrevocable, royalty-bearing license, including the right to sublicense, certain patented nanotechnologies for use with any drugs or classes of drugs currently used or developed in the future to diagnose or treat heart failure and/or any cardiovascular disease and/or cardiopulmonary disease and/or cardiac arrhythmias. The term of the Meros License Agreement is 20 years or for the life of the patents of the licensed technologies.

Under the Meros License Agreement, Cardiol agreed to certain milestones and milestone payments, including the following:(i) payment of $100,000 upon enrolling the first patient in a Phase IIB clinical trial designed to investigate the safety and indications of efficacy of one of the licensed technologies; (ii) payment of $500,000 upon enrolling the first patient in a Pivotal Phase III clinical trial designed to investigate the safety and efficacy of one of the licensed technologies; (iii) $1,000,000 upon receiving regulatory approval from the FDA on any therapeutic and/or prophylactic treatment incorporating the licensed technologies. Cardiol also agreed to pay Meros the following royalties: (i) 5% of worldwide proceeds of net sales of the licensed technologies containing cannabinoids that Cardiol receives from human and animal disease indications and derivatives as outlined in the Meros License Agreement; (ii) 7% of any non-royalty sub license income that Cardiol receives from human and animal disease indications and derivatives for licensed technologies containing cannabinoids as outlined in the Meros License Agreement; (iii) 3.7% of worldwide proceeds of net sales that Cardiol receives from the licensed technology in relation to human and animal cardiovascular and/or cardiopulmonary disease, heart failure, and/or cardiac arrhythmia diagnosis and/or treatments using the drugs outlined in the Meros License Agreement; and (iv) 5% of any non-royalty sub license income that Cardiol receives in relation to any human and animal heart disease, heart failure and/or arrhythmias indications as outlined in the Meros License Agreement.

In addition, as part of the consideration under the Meros License Agreement, Cardiol: (i) issued to Meros 1,020,000 Common Shares; (ii) issued to Meros an additional 1,020,000 Common Shares to be held in escrow (the “Meros Escrow Shares”) and to be released upon the first patient being enrolled in a Phase I clinical trial as described in the Meros License Agreement (the “Meros Milestone”). The 1,020,000 Meros Escrow Shares were subsequently cancelled and replaced with 1,020,000 special warrants (the “Meros Special Warrants”) convertible automatically into Common Shares for no additional consideration upon the Corporation achieving the Meros Milestone.

The Meros License Agreement may be terminated by Meros, if Cardiol breaches any payment provisions, if Cardiol ceases to develop and/or commercialize the licensed technologies, or if Cardiol ceases any and all attempts to raise capital to support developing and or commercializing the licensed technologies. Cardiol may terminate the Meros License Agreement if Cardiol determines in its sole discretion that the licensed technologies are not worthy of development based on research outcomes or commercial viability.

Competitive Conditions

Cardiol’s competitors include multinational pharmaceutical companies and specialized biotechnology companies, universities, and other research institutions that are conducting research in cannabinoid products, as well as those focusing on therapies for pericarditis, acute myocarditis and heart failure.

More established companies may have a competitive advantage over Cardiol due to their greater size, capital resources, cash flows, and institutional experience. Compared to Cardiol, many competitors may have significantly greater financial, technical, and human resources at their disposal. Due to these factors, competitors may have an advantage in marketing their approved products and may obtain regulatory approval of their product candidates before Cardiol, which may limit Cardiol’s ability to develop or commercialize its product candidates. Competitors may also develop drugs that have a better safety profile, are more effective, are more widely used, are less expensive, and may also be more successful in manufacturing and marketing their products.

Mergers and acquisitions in the pharmaceutical and biotechnology industries may result in resources being concentrated among a smaller number of Cardiol’s competitors. Smaller and other early-stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. These third parties also compete with Cardiol in recruiting and retaining qualified scientists, management, and commercial personnel, establishing clinical trial sites and subject registration for clinical trials, as well as in acquiring technologies complementary to, or necessary for, Cardiol’s programs.

Intellectual Property Rights

Cardiol strives to obtain and protect intellectual property that is important to its business. Such intellectual property includes, or may in future include, patents, patent applications, regulatory dossiers, manufacturing and process know-how, proprietary unpatented information including trade secrets, contractual arrangements, and trademarks. Patents and patent applications owned by or licensed to Cardiol cover compositions of matter, their methods of use, related technology, and other applicable inventions.

Cardiol’s intellectual property portfolio has been built from in-house technology and product research and development, as well as strategic relationships with partners, including Dalton, the University of Alberta, the Houston Methodist DeBakey Heart and Vascular Centre, Virginia Commonwealth University, University of Virginia, and TecSalud Instituto Tecnológico y de Estudios Superiores de Monterrey.

Cardiol has an exclusive in-licensing arrangement with Meros under which Cardiol licenses territorial rights to certain technologies, patents, and related know-how.

The Corporation has filed for and/or licensed patents and patent applications in major pharmaceutical markets, including Canada, the U.S., Japan, major European countries, Australia, Brazil, and Mexico. Cardiol also relies on proprietary unpatented information, including trade secrets. Furthermore, Cardiol has registered and applied for trademarks in many, if not all, of the same jurisdictions.

The Corporation’s patent portfolio includes the following families:

●	Poly (Ethylene Oxide)-Block-Poly (Ester) Block Copolymers (the “Block Copolymer Family”)
●	Amphiphilic Block Copolymers, Micelles, And Methods for Treating and/or Preventing Heart Failure
●	Stable Medicinal Cannabidiol Compositions
●	Parenteral Cannabidiol Compositions for Treating Heart Conditions
●	Stable Oral Cannabidiol Compositions
●	Injectable Cannabinoid Formulations
●	Cannabidiol For Use In Treating Or Preventing Recurrent Pericarditis
●	Beta-Caryophyllene For Use In Treating Or Preventing Pericarditis

Trademark protection for Cardiol, CardiolRx and Cardiol Therapeutics Inc. has been registered in the United States and Canada.

Scientific Advisory Board

To provide guidance and oversight to the Corporation’s ongoing research programs, Cardiol has constituted a world-class SAB comprising thought leaders in cardiovascular medicine. Their combined knowledge and insight will prove to be invaluable as Cardiol pursues the commercial development of breakthrough therapies for heart failure.

Cardiol’s SAB includes:

Paul M. Ridker, MD, MPH

Dr. Ridker is director of the Center for Cardiovascular Disease Prevention, a translational research unit at Brigham and Women’s Hospital (BWH), Boston. A cardiovascular medicine specialist, he is also the Eugene Braunwald Professor of Medicine at Harvard School of Medicine (HMS). Dr. Ridker received his medical degree from HMS and then completed an internal medicine residency and a cardiology fellowship at BWH. Dr. Ridker is board certified in internal medicine. His clinical interests include coronary artery disease and the underlying causes and prevention of atherosclerotic disease. Dr. Ridker is the author of over 900 peer-reviewed publications and reviews, 64 book chapters, and six textbooks related to cardiovascular medicine. His primary research focus has involved inflammatory mediators of heart disease and the molecular and genetic epidemiology of hemostasis and thrombosis, with particular interests in biomarkers for coronary disease, “predictive” medicine, and the underlying causes and prevention of atherosclerotic disease. Notably, Dr. Ridker has been the Principal Investigator or Study Chairman of several large international trials that have demonstrated the role of inflammation in the genesis and management of coronary artery disease. He was included in TIME magazine’s list of 100 most influential people of 2004, and between the years 2000 and 2010, Dr. Ridker was among the ten most often cited researchers in cardiovascular medicine worldwide. Amongst many other honors, he received the American Heart Association Distinguished Scientist Award in 2013, gave the Braunwald Lecture of the American College of Cardiology in 2019, was awarded the Gotto Prize for Atherosclerosis Research from the International Atherosclerosis Society in 2021, and is an elected Member of the National Academy of Medicine (USA).

Bruce McManus, PhD, MD

Dr. McManus is Professor Emeritus, Department of Pathology and Laboratory Medicine, the University of British Columbia. He has served as CEO, Centre of Excellence for Prevention of Organ Failure (PROOF Centre), Director, UBC Centre for Heart Lung Innovation, and Scientific Director, Institute of Circulatory and Respiratory Health, CIHR. Dr. McManus received BA and MD degrees (University of Saskatchewan), an MSc (Pennsylvania State University), and a PhD (University of Toledo). He pursued post-doctoral fellowships at the University of California, Santa Barbara (Environmental Physiology) and at the National Heart, Lung, and Blood Institute, Bethesda, MD (Cardiovascular & Pulmonary Pathology), and residency training at the Peter Bent Brigham Hospital, Harvard University (Internal Medicine and Pathology). Dr. McManus’ investigative passion relates to mechanisms, consequences, detection and prevention of injury and aberrant repair in inflammatory diseases of the heart and blood vessels. He has had a longstanding interest in the diagnosis and management of acute viral myocarditis.

His life’s scholarship is reflected in more than 400 original peer-reviewed publications, over 60 chapters, and several books. He is an extraordinary mentor. Dr. McManus has been widely appreciated for his research, mentoring, and leadership contributions to the health sciences. Amongst many awards and honors, Dr. McManus received the prestigious Max Planck Research Award in 1991, was elected a Fellow of the Royal Society of Canada in 2002, was appointed a Member of the Order of Canada in 2018, and to the Order of British Columbia the following year.

Joseph A. Hill, MD, PhD

Dr. Hill is Professor of Internal Medicine and Molecular Biology, Chief of Cardiology at UT Southwestern Medical Center, Dallas, TX, and Director of the Harry S. Moss Heart Center. Dr. Hill holds both the James T. Willerson, MD, Distinguished Chair in Cardiovascular Diseases, and the Frank M. Ryburn Jr. Chair in Heart Research. He graduated from Duke University with MD and PhD degrees in 1987. His PhD dissertation research was in the field of cardiac ion channel biophysics. Dr. Hill then worked for five years as a postdoctoral fellow at the Institut Pasteur in Paris studying central and peripheral nicotinic receptors. He next completed an internal medicine internship and residency, as well as a clinical cardiology fellowship, at the Brigham and Women’s Hospital, Harvard Medical School. He served on faculty at the University of Iowa for five years before moving in 2002 to the UT Southwestern. Dr. Hill’s research examines molecular mechanisms of structural, functional, metabolic, and electrophysiological remodeling in cardiac hypertrophy and heart failure. He has served on many NIH panels and committees and delivered numerous invited lectures in the U.S. and around the world. Dr. Hill has received many recognitions and awards, including election to the Association of American Professors and the 2018 Research Achievement Award from the International Society for Heart Research. For the past six years, Dr. Hill has been the Editor-in-Chief of the prestigious American Heart Association journal Circulation.

Regulatory Overview

Drugs are evaluated for safety, efficacy, and manufacturing quality as a condition of market access, and promotional messages must adhere to approved product labelling. Drug prices also are regulated in most countries with national health insurance systems. Regulation of market access and promotion derives from uncertainty about the real-life value of drugs. Real-life product characteristics can only be determined from accumulated experience over large numbers of patients in carefully designed epidemiological trials or observational studies.

Government Regulation and Product Approval

As a biopharmaceutical company that intends to test, register, and commercialize products in Canada and the United States and other jurisdictions, we are subject to extensive regulation by various regulatory authorities. The primary regulatory agency in the U.S. is the FDA, in Canada it is Health Canada, and in the E.U. it is the EMA. Together with these three, there are other federal, state, and local regulatory agencies. In the U.S., the Federal Food, Drug, and Cosmetic Act (the “FDCA”), and its implementing regulations set forth, among other things, requirements for the research, testing, development, manufacture, quality control, safety, effectiveness, approval, labeling, storage, record keeping, reporting, distribution, import, export, and advertising and promotion of our products. Although the discussion below focuses on regulation in the United States, we anticipate seeking approval for, and marketing of, our products in other countries.

Generally, our activities outside the U.S. will be subject to regulation that is similar in nature and scope as that imposed in the U.S., although there can be important differences. Approval in the U.S., Canada, or the E.U. does not assure approval by other regulatory agencies, although often test results from one country may be used in applications for regulatory approval in another country. Additionally, some significant aspects of regulation in the E.U. are addressed in a centralized way through the EMA, but country-specific regulation remains essential in many respects. The April 2015 publication titled “Medicinal Products in the E.U., the legal framework for medicines for human use”6 from the European Parliamentary Research Service gives a general overview of several aspects of E.U. legislation on human medicines. A major difference in Europe, when compared to Canada and the United States, is with the approval process. In the E.U., there are different procedures that can be used to gain marketing authorization. The first procedure is referred to as the centralized procedure and requires that a single application be submitted to the EMA and, if approved, allows marketing in all countries of the E.U. The centralized procedure is mandatory for certain types of medicines and optional for others. The second procedure is the decentralized procedure which requires one member state to act as the reference member state conducting the review of the application which is simultaneously filed to the reference member state and to selected other member states. The third procedure is a state-by-state application.

The process of obtaining regulatory marketing approvals and the subsequent compliance with appropriate federal, state, local and foreign statutes and regulations requires the expenditure of substantial time and financial resources and may not be successful. See “Risk Factors” in this Annual Report.

6 https://www.europarl.europa.eu/RegData/etudes/IDAN/2015/554174/EPRS_IDA(2015)554174_EN.pdf

The Corporation has a business relationship with Purisys, a U.S. based company. Purisys is a manufacturer of controlled drug substance APIs and is registered with the DEA for the manufacturing of controlled drug substances.

New Drug Submissions – Health Canada

To obtain approval to market a drug in Canada, a sponsor usually requests a pre-submission meeting with the review division of Health Canada responsible for the therapeutic field. If the meeting is granted, the sponsor must submit a Pre-Submission Information package to Health Canada to meet with the review division. This process occurs prior to submitting the NDS application. The purpose of the pre-submission meeting is to review the evidence (non-clinical and clinical research, quality information, indication) that will be submitted in the NDS application.

During the drug development process, the sponsor prepares study reports. Once the sponsor releases the last study required for the submission, the sponsor completes the NDS application and submits it to Health Canada. Prior to submitting the NDS and if applicable based on the intended use of the product in the identified patient population, the sponsor may submit in advance a request for priority review status.

After submitting the NDS application, the file undergoes a screening process prior to being accepted for review. TPD has 45 calendar days from receipt to complete the screening review process. If granted a priority review, the screening period is reduced to 25 calendar days.

After a comprehensive review of an NDS application, Health Canada will issue a NOC if the product is approved or a NON if further questions remain. If a NOC is issued, a Drug Identification Number is also issued that is required to be printed on each label of the product, as well as the final version of the Product Monograph that has been agreed to between Health Canada and the sponsor.

The average target time for reaching a first decision on an NDS is 300 calendar days, unless the submission has received a priority review in which case the time is 180 calendar days.

Fees are levied for a review of an NDS application.

U.S. Government Regulation

The FDA is the main regulatory body that controls pharmaceuticals in the U.S., and its regulatory authority is based in the FDCA. Pharmaceutical products are also subject to other federal, state, and local statutes. A failure to comply explicitly with any requirements during the product development, approval, or post-approval periods, may lead to administrative or judicial sanctions. These sanctions could include the imposition by the FDA or an IRB of a hold on clinical trials, refusal to approve pending marketing applications or supplements, withdrawal of approval, warning letters, product recalls, product seizures, total or partial suspension of production or distribution, injunctions, fines, civil penalties, or criminal prosecution. As presented on the section of the FDA’s website titled “Drug Review Process: Ensuring Drugs are Safe and Effective”7, the steps required before a new drug may be marketed in the U.S. generally include:

●	completion of nonclinical studies, animal studies, and formulation studies in compliance with the FDA’s Good Laboratory Practice regulations;
●	submission to the FDA of an IND application to support human clinical testing in the United States;

7 https://www.fda.gov/Drugs/ResourcesForYou/Consumers/ucm143534.htm

●	approval by an IRB at each clinical site before each trial may be initiated;
●	performance of adequate and well-controlled clinical trials in accordance with federal regulations and with GCP, and regulations to establish the safety and efficacy of the investigational product candidate for each target indication;
●	submission of an NDA authorization application to the FDA;
●	satisfactory completion of an FDA Advisory Committee review, if applicable;
●	satisfactory completion of an FDA inspection of the manufacturing facilities at which the investigational product candidate is produced to assess compliance with cGMP regulations, and to assure that the facilities, methods, and controls are adequate; and
●	FDA review and approval of the NDA.

Clinical Trials

An IND is a request for authorization from the FDA to administer an investigational product candidate to humans. This authorization is required before interstate shipping and administration of any new drug product to humans in the United States that is not the subject of an approved NDA. A 30-day waiting period after the submission of each IND is required prior to the commencement of clinical testing in humans. If the FDA has neither commented on nor questioned the IND within this 30-day period, the clinical trial proposed in the IND may begin. Clinical trials involve the administration of the investigational product candidate to healthy volunteers or patients with the disease under study, under the supervision of qualified investigators following GCPs, an international standard meant to protect the rights and health of patients with the disease under study and to define the roles of clinical trial sponsors, administrators, and monitors. Clinical trials are conducted under protocols that detail the parameters to be used in monitoring safety, and the efficacy criteria to be evaluated. Each protocol involving testing on patients in the U.S. and subsequent protocol amendments must be submitted to the FDA as part of the IND application. Cardiol has submitted three IND applications on CardiolRx, and have received three “Study May Proceed” letters from the FDA. The first IND application authorization was to study CardiolRx in the prevention of cardiovascular complications due to COVID-19 infections. The second was to study CardiolRx in the treatment of myocarditis. The third was to study CardiolRx in the treatment of pericarditis.

As set out in the October 6, 2021 publication “ICH E8(R1) Guideline – General Considerations for Clinical Trials8 “, published by the International Conference on Harmonization of Technical Requirements for Registration of Pharmaceuticals for Human Use, the three phases of clinical investigation are as follows:

●	Phase I. Phase I includes the initial introduction of an investigational product candidate into humans. Phase I clinical trials may be conducted in patients with the target disease or condition, or in healthy volunteers. These studies are designed to evaluate the safety, metabolism, PK, and pharmacologic actions of the investigational product candidate in humans, the side effects associated with increasing doses, and if possible, to gain early evidence on effectiveness. During Phase I clinical trials, sufficient information about the investigational product’s PK and pharmacological effects may be obtained to inform the design of Phase II clinical trials. The total number of participants included in Phase I clinical trials varies but is generally in the range of 20 to 80.
●	Phase II. Phase II includes the controlled clinical trials conducted to evaluate the effectiveness of the investigational product for a particular indication(s) in patients with the disease or condition under study, to determine dosage tolerance and optimal dosage, and to identify possible adverse side effects and safety risks associated with the product candidate. Phase II clinical trials are typically well-controlled, closely monitored, conducted in a limited subject population, and usually involve no more than several hundred participants

8 ICH_E8-R1_Guideline_Step4_2021_1006.pdf

●	Phase III. Phase III clinical trials are controlled clinical trials conducted in an expanded subject population at geographically dispersed clinical trial sites. They are performed after preliminary evidence suggesting effectiveness of the investigational product has been obtained, are intended to further evaluate dosage, clinical effectiveness and safety, to establish the overall benefit-risk relationship of the product candidate, and to provide an adequate basis for drug approval. Phase III clinical trials usually involve several hundred to several thousand participants. In most cases, the FDA requires two adequate and well-controlled Phase III clinical trials to demonstrate the efficacy of the drug.

The decision to terminate development of an investigational product may be made by either a health authority body, such as the FDA or IRB/ethics committees, or by a company for various reasons. The FDA may order the temporary, or permanent, discontinuation of a clinical trial at any time, or impose other sanctions, if it believes that the clinical trial either is not being conducted in accordance with FDA requirements or presents an unacceptable risk to the clinical trial patients. In some cases, clinical trials are overseen by an independent group of qualified experts organized by the trial sponsor or the clinical monitoring board. This group provides authorization for whether or not a trial may move forward at designated check points. These decisions are based on the limited access to data from the ongoing trial. The suspension or termination of development can occur during any phase of clinical trials if it is determined that the participants or patients are being exposed to an unacceptable health risk. In addition, there are requirements for the registration of ongoing clinical trials of products on public registries and the disclosure of certain information pertaining to the trials, as well as clinical trial results after completion.

New Drug Applications – FDA

In order to obtain approval to market a drug in the U.S., a marketing application must be submitted to the FDA that provides data establishing the safety and effectiveness of the product candidate for the proposed indication. The application includes all relevant data available from pertinent nonclinical studies and clinical trials, including negative or ambiguous results, as well as positive findings, together with detailed information relating to the product’s chemistry, manufacturing, controls, and proposed labeling, among other things. Data can come from company-sponsored clinical trials intended to test the safety and effectiveness of a product, or from a number of alternative sources, including studies initiated by investigators. To support marketing approval, the data submitted must be sufficient in quality and quantity to establish the safety and effectiveness of the investigational product candidate to the satisfaction of the FDA. In most cases, the NDA must be accompanied by a substantial user fee; there may be some instances in which the user fee is waived. The FDA will initially review the NDA for completeness before it accepts it for filing. The FDA has 60 days from its receipt of an NDA to determine whether the application will be accepted for filing based on the agency’s threshold determination that it is sufficiently complete to permit substantive review. After the NDA is accepted for filing, the FDA begins an in-depth review. The FDA has agreed to certain performance goals in the review of NDAs. Most such applications for standard review products are reviewed within ten to twelve months. The FDA can extend this review by three months to consider certain late submitted information or information intended to clarify data already provided in the submission. The FDA reviews the NDA to determine, among other things, whether the proposed product is safe and effective for its intended use, and whether the product is being manufactured in accordance with cGMP. The FDA may refer applications for novel products that present difficult questions of safety or efficacy to an advisory committee, typically a panel that includes clinicians and other experts, for review, evaluation, and a recommendation as to whether the application should be approved and under what conditions. The FDA is not bound by the recommendations of an advisory committee, but it considers such recommendations carefully when making decisions.

Before approving an NDA, the FDA will inspect the facilities at which the product is manufactured. The FDA will not approve the product unless it determines that the manufacturing processes and facilities are in compliance with cGMP requirements and are adequate to assure consistent production of the product within required specifications. Additionally, before approving an NDA, the FDA will typically inspect one or more clinical sites to assure compliance with GCP. After the FDA evaluates the NDA and the manufacturing facilities, it issues either an approval letter or a complete response letter. A complete response letter generally outlines the deficiencies in the submission and may require substantial additional testing or information in order for the FDA to reconsider the application. If, or when, those deficiencies have been addressed to the FDA’s satisfaction in a resubmission of the NDA, the FDA will issue an approval letter. Notwithstanding the submission of any requested additional information, the FDA ultimately may decide that the application does not satisfy the regulatory criteria for approval.

An approval letter authorizes commercial marketing of the drug with specific prescribing information for specific indications. Product approval may require substantial post-approval testing and surveillance to monitor the drug’s safety or efficacy. Once granted, product approvals may be withdrawn if compliance with regulatory standards is not maintained or problems are identified following initial marketing.

Disclosure of Clinical Trial Information

Sponsors of clinical trials of certain FDA-regulated products, including prescription drugs, are required to register and disclose certain clinical trial information (though not specifically required for Phase I trials) on a public website maintained by the U.S. National Institutes of Health (“NIH”). Information related to the product, patient population, phase of investigation, study sites and investigator, and other aspects of the clinical trial is made public as part of the registration. Sponsors are also obligated to disclose the results of these trials after completion. Disclosure of the results of these trials can be delayed until the product or new indication being studied has been approved. Competitors may use this publicly available information to gain knowledge regarding the design and progress of our development programs.

Advertising and Promotion

As set out in the FDA`s website discussion9 on the “The Prescription Drug Marketing Act of 1987”, the FDA and other federal regulatory agencies closely regulate the marketing and promotion of drugs through, among other things, standards and regulations for direct-to-consumer advertising, communications regarding unapproved uses, industry-sponsored scientific and educational activities, and promotional activities involving the Internet. A product cannot be commercially promoted before it is approved. After approval, product promotion can include only those claims relating to safety and effectiveness that are consistent with the labeling (package insert) approved by the FDA. Healthcare providers are permitted to prescribe drugs for “off-label” uses – that is, uses not approved by the FDA and, therefore, not described in the drug’s labeling – because the FDA does not regulate the practice of medicine. However, FDA regulations impose stringent restrictions on manufacturers’ communications regarding off-label uses.

Post-Approval Regulations

As set out in the FDA`s website discussion10 on “Post Marketing Requirements and Commitments”, after regulatory approval of a drug is obtained, a company is required to comply with a number of post-approval requirements. For example, as a condition of approval of an NDA, the FDA may require post-marketing testing, including Phase IV clinical trials, and surveillance to further assess and monitor the product’s safety and effectiveness after commercialization. In addition, as a holder of an approved NDA, a company would be required to report adverse drug reactions and production problems to the FDA, to provide updated safety and efficacy information, and to comply with requirements concerning advertising and promotional labeling for any of its products. Also, quality control and manufacturing procedures must continue to conform to cGMP after approval to assure and preserve the long-term stability of the drug or biological product. The FDA periodically inspects manufacturing facilities to assess compliance with cGMP, which imposes extensive procedural and substantive record keeping requirements. In addition, changes to the manufacturing process are strictly regulated, and, depending on the significance of the change, may require prior FDA approval before being implemented. FDA regulations also require investigation and correction of any deviations from cGMP and impose reporting and documentation requirements upon a company and any third-party manufacturers that a company may decide to use. Accordingly, manufacturers must continue to expend time, money, and effort in the area of production and quality control to maintain compliance with cGMP and other aspects of regulatory compliance.

Controlled Substances

Potential sources of API for our cannabinoid products are in the U.S., Canada, and certain E.U. countries. In the United States, pharmaceutically-produced cannabidiol is not on any of the five schedules of controlled substances as established by the U.S. Controlled Substances Act (“CSA”) and the U.S. Drug Enforcement Administration (“DEA”). Whether a pharmaceutically-produced cannabinoid product is controlled in the U.S. depends on whether the product contains any quantity of a synthetically -produced tetrahydrocannabinol (“THC”) or any other controlled substance. If the product contains any quantity of synthetically-produced THC, or more than 0.3% organically produced THC on a dry weight basis it is controlled in schedule I of the CSA, unless it is specifically excepted or listed in another schedule. The DEA has indicated our pharmaceutically-produced cannabidiol is not controlled under the CSA as it is free of THC with none detected at the detection limit of five parts per million.

9 https://www.fda.gov/regulatory-information/selected-amendments-fdc-act/prescription-drug-marketing-act-1987

10 https://www.fda.gov/drugs/guidance-compliance-regulatory-information/postmarket-requirements-and-commitments

We may choose to conduct clinical trials for any of our drug candidates outside the United States subject to regulatory approval. We may decide to develop, manufacture, or commercialize our product candidates in additional countries, which may consider pharmaceutically-produced cannabidiol a controlled substance. As a result, we may be subject to controlled substance laws and regulations from the various other regulatory agencies in other countries where we develop, manufacture, or commercialize our cannabinoid products in the future.

Marketing Exclusivity

As discussed in the May 19, 2015 issue11 of the “FDA/CDER SBIA Chronicles” published by the FDA, upon NDA approval of a new chemical entity, which for this purpose is defined as a drug that contains no active moiety that has been approved by the FDA in any other NDA, that drug receives five years of marketing exclusivity during which the FDA cannot approve any abbreviated new drug application seeking approval of a generic version of that drug. Certain changes to the scope of an approval for a drug, such as the addition of a new indication to the package insert, are associated with a three-year period of exclusivity during which the FDA cannot approve an ANDA for a generic drug that includes the change. A Section 505(b)(2) NDA may be eligible for three-year marketing exclusivity, assuming the NDA includes reports of new clinical studies (other than bioequivalence studies) essential to the approval of the NDA.

An ANDA may be submitted one year before marketing exclusivity expires if a Paragraph IV certification is filed. In this case, the 30 months stay, if applicable, runs from the end of the five-year marketing exclusivity period. If there is no listed patent in the FDA’s Approved Drug Products with Therapeutic Equivalence Evaluations, commonly known as the Orange Book, there may not be a Paragraph IV certification, and, thus, no ANDA may be filed before the expiration of the exclusivity period.

Additionally, six months of marketing exclusivity in the United States is available under Section 505A of the FDCA if, in response to a written request from the FDA, a sponsor submits and the agency accepts requested information relating to the use of the approved drug in the pediatric population. This six-month pediatric exclusivity period is not a stand-alone exclusivity period, but rather is added to any existing patent or non-patent exclusivity period for which the drug product is eligible.

Patent Term Extension

As set out in the FDA`s website discussion12 “Small Business Assistance: Frequently Asked Questions on the Patent Term Restoration Program”, the term of a patent that covers an FDA-approved drug may be eligible for patent-term extension, which provides patent-term restoration as compensation for the patent term lost during the FDA regulatory review process. The U.S. Federal Drug Price Competition and Patent Term Restoration Act of 1984 permits a patent-term extension of up to five years beyond the expiration of the patent. The length of the patent-term extension is related to the length of time the drug is under regulatory review. Patent extension cannot extend the remaining term of a patent beyond a total of 14 years from the date of product approval and only one patent applicable to an approved drug may be extended. Similar provisions are available in Canada, Europe, and other foreign jurisdictions to extend the term of a patent that covers an approved drug.

European and Other International Government Regulation

In addition to regulations in the U.S. and Canada, we will be subject to a variety of regulations in other jurisdictions governing, among other things, clinical trials and any commercial sales and distribution of our products. Whether or not we obtain FDA approval for a product, we must obtain the requisite approvals from regulatory authorities in foreign countries prior to the commencement of clinical trials or marketing of the product in those countries. Some countries outside of the U.S. have a similar process that requires the submission of a CTA much like the IND prior to the commencement of human clinical trials. In the E.U., for example, a CTA must be submitted to each country’s national health authority and an independent ethics committee, much like the FDA and IRB, respectively. Once the CTA is approved in accordance with a country’s requirements, clinical trial development may proceed.

11 SBIA Chronicles. Patents and Exclusivity. May 19, 2015. https://www.fda.gov/downloads/Drugs/DevelopmentApprovalProcess/SmallBusinessAssistance/UCM447307.pdf

12 https://www.fda.gov/drugs/cder-small-business-industry-assistance-sbia/small-business-assistance-frequently-asked-questions-patent-term-restoration-program

To obtain regulatory approval to commercialize a new drug under E.U. regulatory systems, we must submit a marketing authorization application MAA. The MAA is similar to the NDA, with the exception of, among other things, country-specific document requirements.

For other countries outside of the E.U., such as countries in Latin America, or Asia, the requirements governing the conduct of clinical trials, product licensing, pricing, and reimbursement vary from country to country. Internationally, clinical trials are generally required to be conducted in accordance with GCP, applicable regulatory requirements of each jurisdiction, and the medical ethics principles that have their origin in the Declaration of Helsinki.

Compliance

During all phases of development (pre- and post-marketing), failure to comply with applicable regulatory requirements may result in administrative or judicial sanctions. These sanctions could include the FDA’s imposition of a clinical hold on trials, refusal to approve pending applications, withdrawal of an approval, warning letters, product recalls, product seizures, total or partial suspension of production or distribution, product detention, or refusal to permit the import or export of products, injunctions, fines, civil penalties, or criminal prosecution. Any agency or judicial enforcement action could have a material adverse effect.

Other Special Regulatory Procedures

Fast Track Designation

According to the discussion13 on the FDA’s website on “Fast Track”, under the Fast Track program, the sponsor of an IND may request the FDA to designate the drug candidate as a Fast Track drug if it is intended to treat a serious condition and fulfill an unmet medical need. The FDA must determine if the drug candidate qualifies for Fast Track designation within 60 days of receipt of the sponsor’s request. Once the FDA designates a drug as a Fast Track candidate, it is required to facilitate the development and expedite the review of that drug by providing more frequent communication with and guidance to the sponsor.

In addition to other benefits such as the ability to use surrogate endpoints and have greater interactions with the FDA, the FDA may initiate review of sections of a Fast Track drug’s NDA before the application is complete. This rolling review is available if the applicant provides, and the FDA approves, a schedule for the submission of the remaining information and the applicant pays applicable user fees. However, the FDA’s review period for filing and reviewing an application does not begin until the last section of the NDA has been submitted. Additionally, the Fast Track designation may be withdrawn by the FDA if the FDA believes that the designation is no longer supported by data emerging in the clinical trial process.

Breakthrough Therapy Designation

According to discussion14 on the FDA’s website on “Breakthrough Therapy”, the FDA may provide the Breakthrough Therapy designation to drugs to expedite the development and review of a candidate that is planned for use to treat a serious or life-threatening disease or condition when preliminary clinical evidence indicates that the drug may demonstrate substantial improvement over existing therapies on one or more clinically significant endpoints. A Breakthrough Therapy designation includes all of the Fast Track program features, as well as more intensive FDA guidance on an efficient drug development program. The FDA also has an organizational commitment to involve senior management in such guidance.

13 https://www.fda.gov/ForPatients/Approvals/Fast/ucm405399.htm

14 https://www.fda.gov/ForPatients/Approvals/Fast/ucm405397.htm

Orphan Drug Designation

As set out in the FDA website discussion15 on “Designating an Orphan Product: Drugs and Biological Products”, the FDA may grant Orphan Drug Designation to drugs intended to treat a rare disease or condition that affects fewer than 200,000 individuals in the U.S., or, if the disease or condition affects more than 200,000 individuals in the U.S., if there is no reasonable expectation that the cost of developing and making the drug would be recovered from sales in the U.S.. As set out in the EMA’s website discussion16 on “Orphan Designation”, in the E.U., the EMA’s Committee for Orphan Medicinal Products grants orphan medicine designation to promote the development of products that are intended for the diagnosis, prevention, or treatment of life-threatening or chronically debilitating conditions affecting not more than five in 10,000 persons in the E.U. community. Additionally, the orphan medicine designation is granted for products intended for the diagnosis, prevention, or treatment of a life-threatening, seriously debilitating or serious and chronic condition and when, without incentives, it is unlikely that sales of the drug in the E.U. would be sufficient to justify the necessary investment in developing the drug.

In the U.S., Orphan Drug Designation entitles a party to financial incentives, such as opportunities for grant funding towards clinical trial costs, tax credits for certain research, and user fee waivers under certain circumstances. In addition, if a product receives the first FDA approval for the indication for which it has Orphan Drug Designation, the Orphan Drug is entitled to seven years of market exclusivity, which means the FDA may not approve any other application for the same drug for the same indication for a period of seven years, in limited circumstances, such as a showing of clinical superiority over the product with orphan drug exclusivity. Orphan Drug exclusivity does not prevent the FDA from approving a different drug for the same disease or condition, or the same drug for a different disease or condition. In the E.U., orphan medicine designation also entitles a party to financial incentives such as reduction of fees or fee waivers and ten years of market exclusivity following drug approval. This period may be reduced to six years if the orphan medicine designation criteria are no longer met, including where it is shown that the product is sufficiently profitable not to justify maintenance of market exclusivity. Orphan Drug Designation and orphan medicine designation must be requested before submission of an application for marketing approval. Orphan Drug Designation and orphan medicine designation does not convey any advantage in, or shorten the duration of, the regulatory review and approval process.

Priority Review (U.S.) and Accelerated Assessment (E.U.)

Based on results of the Phase III clinical trial(s) submitted in an NDA, upon the request of an applicant, a priority review designation may be granted to a product by the FDA, which sets the target date for FDA action on the application at six months from the FDA’s decision on priority review application, or eight months from the NDA filing. According to the FDA website discussion17 on “Priority Review”, this status is given where preliminary estimates indicate that a product, if approved, has the potential to provide a safe and effective therapy where no satisfactory alternative therapy exists, or a significant improvement compared to marketed products is possible. If criteria are not met for priority review, the standard FDA review period is ten months from the FDA’s decision on priority review application, or 12 months from the NDA filing. The priority review designation does not change the scientific/medical standard for approval or the quality of evidence necessary to support approval.

According to the EMA website discussion18 on “Accelerated Assessment”, under the Centralised Procedure in the E.U., the maximum timeframe for the evaluation of a MAA is 210 days (excluding “clock stops,” when additional written or oral information is to be provided by the applicant in response to questions asked by the CHMP. Accelerated evaluation might be granted by the CHMP in exceptional cases, when a medicinal product is expected to be of a major public health interest, which takes into consideration: the seriousness of the disease (e.g., heavy-disabling or life-threatening diseases) to be treated; the absence or insufficiency of an appropriate alternative therapeutic approach; and anticipation of high therapeutic benefit. In this circumstance, EMA ensures that the opinion of the CHMP is given within 150 days.

15 https://www.fda.gov/industry/developing-products-rare-diseases-conditions/designating-orphan-product-drugs-and-biological-products

16 http://www.ema.europa.eu/ema/index.jsp?curl=pages/regulation/general/general_content_000029.jsp&mid=WC0b01ac0580b18a41

17 https://www.fda.gov/forpatients/approvals/fast/default.htm

18 http://www.ema.europa.eu/ema/index.jsp?curl=pages/regulation/general/general_content_000955.jsp&mid=WC0b01ac05809f843a

Accelerated Approval

As set out in the FDA website discussion19 on “Accelerated Approval”, under the FDA’s accelerated approval regulations, the FDA may approve a drug for a serious or life-threatening illness that provides meaningful therapeutic benefit to patients over existing treatments based upon a surrogate endpoint that is reasonably likely to predict clinical benefit. This approval mechanism is provided for under 21CRF314 Subpart H and Subpart E. In this case, clinical trials are conducted in which a surrogate endpoint is used as the primary outcome for approval. A surrogate endpoint is reasonably likely to predict clinical benefit, or an effect on a clinical endpoint that can be measured earlier than an effect on irreversible morbidity or mortality, that is reasonably likely to predict an effect on irreversible morbidity or mortality or other clinical benefit, taking into account the severity, rarity, or prevalence of the condition and the availability or lack of alternative treatments. This surrogate endpoint substitutes for a direct measurement of how a patient feels, functions, or survives and is considered reasonably likely to predict clinical benefit. Such surrogate endpoints may be measured more easily or more rapidly than clinical endpoints. Under the Food and Drug Omnibus Reform Act of 2022 (“FDORA”), the FDA is now permitted to require, as appropriate, that such trials be underway prior to approval or within a specific time period after the date of approval for a product granted accelerated approval. A drug candidate approved on this basis is subject to rigorous post-marketing compliance requirements, including the completion of Phase 4 or post-approval clinical trials to confirm the effect on the clinical endpoint. When the Phase 4 commitment is successfully completed, the biomarker is deemed to be a surrogate endpoint. Failure to conduct required post-approval studies or confirm a clinical benefit during post-marketing studies, could lead the FDA to withdraw the drug from the market on an expedited basis. All promotional materials for drug candidates approved under accelerated regulations are subject to prior review by the FDA.

Regulatory Framework in Canada for Cannabis

The production, processing, and sale of the Corporation’s CardiolRx products are subject to regulation under Canada’s regulatory framework for cannabis.

Cannabis Act and Cannabis Regulations

The Cannabis Act came into force on October 17, 2018. Health Canada proposed a risk-based approach to regulation, balancing the protection of health and safety of Canadians while enabling a competitive legal industry made up of large and small enterprises in all regions of Canada producing quality-controlled cannabis. On July 11, 2018, Health Canada released the regulations of cannabis in Canada Gazette, Part II, Volume 152, Number 14 – SOR/2018 144.

The impact of any further regulatory changes on the Corporation’s business is unknown. See “Risk Factors – Changes in laws and regulations may make compliance challenging, costly and time consuming for us.”

Licenses, Permits and Authorizations

The Regulations establish different types of authorizations based on the activity being undertaken and, in some cases, the scale of the activity. Rules and requirements for different categories of authorized activities are intended to be proportional to the public health and safety risks posed by each category of activity. The types of authorizations include: (i) cultivation; (ii) processing; (iii) sale to the public for medical purposes and non-medical purposes in provinces and territories that have not enacted a retail framework; (iv) analytical testing; (v) import/export; and (vi) research.

Security Clearances

Select personnel (including individuals occupying a “key position”, such as directors, officers, large shareholders, and individuals identified by the Minister of Health) associated with certain licenses issued under the Cannabis Act are obliged to hold a valid security clearance issued by the Minister of Health. The Regulations enable the Minister of Health to refuse to grant security clearances to individuals with associations to organized crime or with past convictions for, or an association with, drug trafficking, corruption, or violent offences.

19 https://www.fda.gov/ForPatients/Approvals/Fast/ucm405447.htm

Reporting and Disclosure

Under the Cannabis Act, the Minister of Health is authorized to establish and maintain a national cannabis tracking system. The purpose of this system is to track cannabis throughout the supply chain to help prevent diversion of cannabis into, and out of, the legal market. The Regulations provide the Minister of Health with the authority to make a ministerial order that would require certain persons named in such order to report specific information about their authorized activities with cannabis, in the form and manner specified by the Minister.

Formulated Cannabis

The Regulations permit the sale to the public by licensed entities of dried cannabis, fresh cannabis, cannabis plants, cannabis seeds, edibles containing cannabis, topical cannabis and cannabis concentrates (extracts). The Regulations acknowledge that a range of product forms should be enabled to help the legal industry displace the illegal market.

A solution containing 100% pharmaceutically manufactured cannabidiol and no THC is classified as “Cannabis” under the Cannabis Act. Specifically, Schedule 1 of the Cannabis Act defines “Cannabis” to include “any substance that is identical to any phytocannabinoid produced by, or found in, such a plant [cannabis], regardless of how the substance was obtained.” Cannabidiol, pharmaceutically manufactured, is identical to cannabidiol found in the cannabis plant. However, our formulated products are not Cannabis Products since they are defined as drugs.

Packaging and Labeling

The Regulations set out requirements pertaining to the packaging and labelling of cannabis products. Such requirements promote informed consumer choice and allow for the safe handling and transportation of cannabis. The Regulations require all cannabis products to be packaged in a manner that is tamper-evident and child-resistant. While minor allowances for branding are permitted, Health Canada has mandated strict limits on the use of colours, graphics, and other special characteristics of packaging, and products are required to be labelled with specific information about the product, contain mandatory health warnings similar to tobacco products, and be marked with a clearly recognizable standardized cannabis symbol. All packaging is required to contain a standardized cannabis symbol for those products containing greater than 10 ppm of THC.

Drugs Containing Cannabis

Health Canada is following a scientific, evidenced-based approach for the oversight of health products with cannabis that are approved with health claims, including prescription and non-prescription drugs, natural health products, veterinary drugs and veterinary health products, and medical devices. Health products can only be sold if they have been approved by Health Canada following a scientific review.

Provincial and Territorial Regulatory Regimes

While the Cannabis Act provides for the regulation of the commercial production of cannabis for recreational purposes and related matters by the federal government, the Cannabis Act states that the provinces and territories of Canada have authority to regulate other aspects of recreational cannabis (similar to what is currently the case for liquor and tobacco products), such as sale and distribution, minimum age requirements, pricing and promotion, places where cannabis can be consumed, and a range of other matters.

The government of each Canadian province and territory has in place regulatory regimes for the distribution and sale of cannabis for consumer purposes within those jurisdictions.

Corporate Social Responsibility and ESG

As a rapidly growing, clinical-stage biotech company, we are not yet in a position to implement a broad-based ESG policy and program. However, our corporate goals are inspired by our potential to impact the care of patients who suffer with cardiovascular disease and are informed by our corporate values of acting with integrity, collaboration, innovation and embracing diversity. In 2022, our corporate goals focused on certain clinical, manufacturing, and business operations and support our desire to obtain an approval for innovative treatments for heart diseases. Each year we work hard to achieve our goals and objectives while maintaining a respectful, collaborative, and caring work environment.

While we do not formally report on our ESG policies and compliance, we publicly disclose elements of our ESG activities. Our governance policies like our board mandates, code of ethics and conduct, and our public filings are all on our website at www.cardiolrx.com.

Additional Information

Additional information about the Corporation is available on SEDAR at www.sedar.com and on our website at www.cardiolrx.com. We do not incorporate the contents of our website or of www.sedar.com into this Annual Report. Information on our website does not constitute part of this Annual Report. In addition, the SEC maintains an internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC which can be viewed at www.sec.gov.

ITEM 4A.UNRESOLVED STAFF COMMENTS

None.

ITEM 5.OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The management’s discussion and analysis of the Corporation for the year ended December 31, 2022 is included in this Annual Report in Exhibit 15.1.

ITEM 6.DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

Directors and Management

The following table sets out, for each of our Directors and executive officers, the person’s name, province or state, and country of residence, position with us, principal occupation and, if a director, the date on which the person became a director. Our Directors are expected to hold office until our next annual general meeting of Shareholders. Our Directors are elected annually and, unless re-elected, retire from office at the end of the next annual general meeting of Shareholders. As a group, the Directors and executive officers beneficially own, or control or direct, directly or indirectly, a total of 2,835,597 Common Shares, representing 4.42% of the Common Shares outstanding, as of February 28, 2023.

Directors and Executive Officers

Name and Province or State and Country of Residence	Position with the Corporation	Since	Principal Occupation
David Elsley Ontario, Canada	Director, President and Chief Executive Officer	January 19, 2017	President and Chief Executive Officer of Cardiol since January 19, 2017.
Chris Waddick Ontario, Canada	Director, Chief Financial Officer and Corporate Secretary	Chief Financial Officer and Corporate Secretary since August 16, 2018 and Director since May 19, 2022

Chief Financial Officer and Corporate Secretary of Cardiol since August 16, 2018. Executive Vice President and CFO of Active Energy Inc., a private energy company, since January 2018 and President of NRJ Consulting Inc., a consulting company, since November 2009.

Bernard Lim Ontario, Canada	Chief Operating Officer	December 3, 2020

Chief Operating Officer of Cardiol since December 3, 2020. Chair of the Board of AndersDx (UK) a technology company since 2009. Chair of the Board for Acuity Insights Inc. a technology company focused on professional screening for academic institutions since 2015. Chair of the Board of Front Line Medical, a vascular trauma medical device company since 2020.

Dr. Andrew Hamer New York, USA	Chief Medical Officer	March 29, 2021	Chief Medical Officer of Cardiol since March 29, 2021. Served as Executive Director, Global Development-Cardiometabolic at California-based Amgen Inc.
Michael Willner(1)(5) Florida, USA	Director	September 7, 2021	Founder of Willner Capital, Inc., an investment company specializing in public and private equities, as well as debt instruments
Peter Pekos(2)(5) Ontario, Canada	Director	December 15, 2017	Chief Executive Officer of Dalton Pharma Services
Dr. Guillermo Torre-Amione(2)(5) Monterrey, Mexico	Chairman and Director	Director since August 20, 2018 and Chairman since July 7, 2021	President of TecSalud. Previously, Chief of Heart Failure Division and Medical Director of Cardiac Transplantation, Houston Methodist DeBakey Heart & Vascular Center.
Colin Stott(1)(5) Southport, United Kingdom	Director	December 3, 2019

Chief Operating Officer of Alterola Biotech Inc. Previously Chief Operating Officer of Alinova Biosciences Ltd. Previously Scientific Affairs Director, International and R&D Operations Director for GW Pharmaceuticals plc.

Jennifer Chao(2)(4)(5) New York, USA	Director	March 15, 2022

Founder of CoreStrategies Management, LLC. Biopharma securities expert witness for biopharma litigation matters. Board Director for biopharma companies. Previously Managing Director and Senior Lead Biotechnology Securities Analyst at Deutsche Bank.

Teri Loxam(1)(3)(5) Pennsylvania, USA	Director	May 19, 2022	Chief Operating Officer and Chief Financial Officer of Kira Pharmaceuticals. Former Chief Financial Officer of SQZ Biotech.

Notes:

(1)	Member of the Audit Committee
(2)	Member of the Corporate Governance and Compensation Committee

(3)	Chair of the Audit Committee
(4)	Chair of the CG&C Committee
(5)	Independent

Biographies of Directors and Executive Officers

The following are brief profiles of our executive officers and Directors, including a description of each individual’s principal occupation within the past five years.

David Elsley, MBA – President, Chief Executive Officer, and Director

Mr. David Elsley is a business leader with a proven track record of developing, financing, and managing all aspects of corporate development in life sciences organizations. In 1990, Mr. Elsley founded Vasogen Inc., a biotechnology company focused on the research and commercial development of novel therapeutics for the treatment of heart failure and other inflammatory conditions. Mr. Elsley assembled a team of management, directors, and scientific advisors comprising industry professionals and thought leaders from North America and Europe. He managed and directed Vasogen’s growth from start-up to an organization employing over 250 people with operations and R&D programs in Canada, the United States, and Europe. Mr. Elsley established the research and development infrastructure, partnerships, manufacturing capability, and corporate quality systems necessary to advance two anti-inflammatory therapies from concept to completion of international multi-center pivotal phase III clinical trials involving 2,500 patients. Vasogen went public on the TSX and the Nasdaq, raising over $200 million to support corporate development and reached a market capitalization of over US$1 billion. Mr. Elsley holds a Master of Business Administration from the Ivey School of Business, University of Western Ontario.

Andrew Hamer, MB, ChB – Chief Medical Officer

Dr. Andrew Hamer brings 30 years of experience in the global life sciences industry, medical affairs, and cardiology practice to the Corporation. Most recently he served as Executive Director, Global Development-Cardiometabolic at California-based Amgen Inc., where he led the Global Development group for Repatha®, the LDL cholesterol lowering PCSK9 inhibitor evolocumab, which generated revenues of almost US$900 million in 2020. As development lead, Dr. Hamer headed the Repatha® global evidence generation team collaborating with safety, regulatory, health economics, observational research, scientific communications, publications, medical affairs, and clinical operations teams to design and execute several multi-center clinical trials in support of FDA and international regulatory filings. Prior to his five-year tenure with Amgen, Dr. Hamer served for two years as VP Medical Affairs at Capricor Therapeutics Inc., where he was responsible for the development of novel therapeutics for heart disease and for the supervision of the clinical operations of the company, including clinical trial design and execution.

Prior to joining the life sciences industry, Dr. Hamer practiced cardiology and internal medicine in New Zealand for 19 years. His distinguished career in cardiology culminated as Chief Cardiologist at Nelson Hospital, Nelson Marlborough District Health Board, Nelson, while concurrently leading cardiac services nationally in New Zealand. Dr. Hamer graduated with a medical degree (MB, ChB) from the University of Otago, New Zealand, an internationally recognized medical school which recently ranked among the top twenty universities in the world in several medical subject categories. His clinical research training took place at various centres in New Zealand and London, UK, followed by a cardiology fellowship at Deaconess Hospital, Harvard Medical School, Boston. Dr. Hamer has co-authored many high-quality peer-reviewed scientific publications reflecting his considerable experience as a clinical trialist, having served as a principal or co-investigator for 40 multi-centre clinical trials in therapies for acute coronary syndrome, heart failure, hypertension, cholesterol disorders, atrial fibrillation, and diabetes.

Chris Waddick, MBA, CPA, CA – Director, Chief Financial Officer and Corporate Secretary

Mr. Chris Waddick has thirty years of experience in financial and executive roles in the biotechnology and energy industries, with substantial knowledge of public company management and corporate governance, and in designing, building, and managing financial processes, procedures, and infrastructure. Mr. Waddick most recently served as Executive Vice President and Chief Financial Officer for a private Ontario energy company where he was retained by the shareholders to refinance the company and establish a new strategic direction, as well as the appropriate financial infrastructure. During his tenure, he implemented two corporate restructurings, drove substantial earnings growth, and significantly reduced both cost of capital and debt levels. Mr. Waddick spent more than twelve years at Vasogen Inc., a biotechnology company focused on the research and commercial development of novel therapeutics for the treatment of heart failure and other inflammatory conditions. While serving as Chief Financial Officer and Chief Operating Officer, the company grew from start up to an organization employing over 250 employees that established the necessary systems and infrastructure to advance an anti-inflammatory therapy through to the completion of an international multi-center pivotal trial involving 2,500 patients. Vasogen went public on the TSX and the NASDAQ, raising over $200 million to support corporate development and reached a market capitalization of over US$ 1 billion. Prior to Vasogen, he held progressively senior financial positions at Magna International Inc. and Union Gas Limited. Mr. Waddick is a CPA and earned a business degree from Wilfrid Laurier University and a Master of Business Administration from York University.

Bernard Lim, BSc, PgDip, CEng (UK) – Chief Operating Officer

Mr. Bernard Lim is a senior executive with a proven track record of over thirty years in the life sciences industry spanning biotechnology, diagnostics, medical devices, and high-technology companies in North America and Europe. He was founder and CEO of a highly successful drug delivery company that he led from R&D through to commercialization and its eventual acquisition by Eli Lily. As Chair of the Board of Acuity Insights, he guided the company’s spinout from the university and its subsequent rapid growth to become market leader in the US and Canada. As Chair of the Board of AndersDx, a private UK-based technology company, he led its growth to a profitable enterprise. He is also currently Chair of the Board of Front Line Medical Technologies, a vascular trauma company. Previously, Bernard was board director of Aventamed (Ireland), Senior Vice President, Operations for Vasogen, as well as head of UK operations for a technology multinational where he scaled its operations exponentially and delivered multifold improvements in quality and financial performance. He was also CEO of a glaucoma, Alzheimer’s and an in-vitro diagnostics company and prior to that was head of R&D for a leading neonatology and pediatrics company.

Guillermo Torre-Amione, MD, PhD – Chairman and Director

Board certified in Cardiovascular Disease and Advanced Heart Failure/Transplant Cardiology, Dr. Guillermo Torre-Amione is former chief of the Heart Failure Division and former medical director of Cardiac Transplantation at the Houston Methodist DeBakey Heart & Vascular Center. He is a senior member at The Methodist Hospital Research Institute, full professor of medicine at the Weill Cornell Medical College of Cornell University, New York, and, more recently, became President of TecSalud, an academic medical center and medical school of the Instituto Tecnológico y de Estudios Superiores de Monterrey (ITESM) in Mexico. Dr. Torre-Amione spearheads the Gene and Judy Campbell Laboratory for Cardiac Transplant Research, where his primary areas of research include heart failure, cardiac transplantation, and the role of the immune response in modulating the progression of heart failure. He initiated a series of clinical studies that led to an FDA-approved phase II clinical trial of neurostimulation in heart failure, a novel approach to the treatment of patients with advanced heart failure. Dr. Torre-Amione received his medical degree from the ITESM and a doctorate degree in immunology from the University of Chicago. He has published more than 170 manuscripts in peer-reviewed journals. He currently divides his time between his clinical and academic activities at The Methodist Hospital and ITESM. Prior to being appointed to Cardiol’s Board of Directors, Dr. Torre-Amione was a member of the Corporation’s Scientific Advisory Board.

Peter Pekos, BSc, MSc – Director

Mr. Peter Pekos, is a veteran of the pharmaceutical services industry. In 1986, he was a founder of Dalton Pharma Services (Dalton). Over a period of 30 years, he directed Dalton’s growth based on strong client relationships. Dalton provides pharma and biotech clients with an array of integrated services in a world-class 42,000 square foot facility, with more than 110 employees, in the heart of one of North America’s largest biomedical clusters. This includes premium contract chemistry research, a full range of analytical support, medicinal chemistry, formulation, cGMP manufacture of solid dosage forms, and cGMP aseptic fill-in vials and syringes. Mr. Pekos is currently President and CEO of Dalton, guiding the evolution of the company to best serve the changing needs of its clients throughout the major global economies, including the world’s largest pharmaceutical companies. In 1983, he obtained a Chemistry/Biochemistry Double Specialist Degree with a Minor in Biology from the University of Toronto. In 1986, he completed a master’s degree in synthetic chemistry at York University, and with his Professor, Doug Butler, founded Dalton with a very modest amount of capital. The company used incubator facilities at York University, and initially manufactured and sold specialty chemical compounds. Mr. Pekos also founded Ashbury Biologicals. Inc., a phyto-pharmaceutical company, Jupiter Consumer Products, a company that targeted the development of adult-focused confections, and several other technology-based companies focused on advanced materials and pharmaceutical development tools. Mr. Pekos is currently on the board and was founding Chairman of ventureLAB, a Regional Innovation Center located at IBM’s York Region campus. VentureLAB guides government program delivery to support the innovation ecosystem for biotechnology and related industries in southern Ontario.

Colin G. Stott, BSc (Hons) – Director

Mr. Colin Stott is a veteran of the pharmaceutical and biotech industries, having almost 30 years’ experience in pre-clinical and clinical development, with specific expertise in the development of cannabinoid-based medicines, and 19 years’ experience in the field. Currently Chief Operating Officer of Alterola Biotech Inc., Mr. Stott is the former Scientific Affairs Director, International and R&D Operations Director for GW Pharmaceuticals plc (“GW Pharma”), a world leader in the development of cannabinoid therapeutics. As R&D Operations Director at GW Pharma for over 16 years, he was a key player in the development of their discovery and development pipeline, and was closely involved in the Marketing Authorization Application submission and approval of Sativex® and the New Drug Application submission of Epidiolex®, which was approved by the U.S. Food and Drug Administration as an orphan drug for the treatment of rare forms of paediatric epilepsy in June 2018, and the European Medicines Agency in September 2019 (as Epidyolex®). More recently, as Scientific Affairs Director, International, he was part of the Medical Affairs team responsible for the preparation of the international launch of Epidiolex®. Mr. Stott holds a BSc (Hons) in Medicinal & Pharmaceutical Chemistry and a Diploma in Industrial Studies from Loughborough University of Technology, U.K., as well as a Post Graduate Diploma in Clinical Research from the Welsh School of Pharmacy, Cardiff University, U.K. He has published over 20 research papers and is a named inventor on 17 international patent applications.

Michael J. Willner, Esq. – Director

Mr. Michael J. Willner has practiced as both an Attorney and a Certified Public Accountant. He graduated from Emory University Law School as a member of the Emory Law Review. Subsequently, he practiced real estate and corporate law with New York City-based Milbank, Tweed, Hadley & McCloy, one of the nation’s most prominent international law firms. Prior to his legal career, Mr. Willner was employed by the former Arthur Andersen & Company, a national accounting firm, where he practiced in Arthur Andersen’s tax department.

Mr. Willner has been a very active and successful opportunistic investor for over forty years and is the founder of Willner Capital, Inc., an investment company specializing in public and private equities, as well as debt instruments. Willner Capital primarily uses fundamental analysis as an evaluation method and event-driven strategies. Over the past ten years, Willner Capital has made significant investments in both the biotechnology and pharmaceutical cannabinoid industries, focusing primarily on clinical-stage companies that seek to address significant unmet medical needs. Mr. Willner has been quoted in the New York Times business section and has served as a moderator and participant on numerous panel discussions and advisory boards regarding his investments in the pharmaceutical side of the cannabinoid industry.

Jennifer Chao – Director

Ms. Chao has over 25 years of experience in the biotech and life sciences industries focused primarily on finance and corporate strategy. She is Managing Partner of CoreStrategies Management, LLC, a company she founded in 2008 to provide transformational corporate and financial strategies to biotech/life science companies for maximizing core valuation. Ms. Chao also serves as a biopharma securities expert witness for high-level biopharma litigation matters, working with large economic consulting firms and law firms; cases have involved material and fair disclosure, valuation, and insider trading. She currently serves on the board of directors of Endo Pharmaceuticals and is a member of the Audit Committee and Compliance Committee. Ms. Chao also serves on the board of directors of Edesa Biotech as Chair of Nominating and Corporate Governance, and a member of the Audit Committee. Prior to joining Endo, Ms. Chao served as Chairman of the Board of BioSpecifics Technologies Corp. (BioSpecifics) from October 2019 until its acquisition by Endo for approximately US$660 million in December 2020. She also served as Chair of BioSpecifics’ Compensation Committee and as a member of the Audit Committee, Strategy Committee, Intellectual Property Committee, and Nominating and Corporate Governance Committee from 2015 to 2020.

Additionally, from 2004 to 2008, Ms. Chao was Managing Director and Senior Lead Biotechnology Securities Analyst at Deutsche Bank, responsible for U.S. large- and small- to mid-cap biotechnology companies with global client coverage; and was known for differentiated fundamentals securities analysis and high visibility coverage of game changing technologies, paradigm shifting treatment algorithms, industry trends and portfolio risk/reward management. Prior to that, Ms. Chao served as Managing Director and Senior Lead Biotechnology Analyst at RBC Capital Markets and VP, Senior Biotechnology Analyst at Leerink Swann & Co. Ms. Chao was a research fellow at Massachusetts General Hospital/Harvard Medical School, as a recipient of the BioMedical Research Career Award, and received her B.A. in Politics and Greek Classics from New York University.

Teri Loxam – Director

Teri Loxam has over 25 years of experience in the pharmaceutical, life sciences, and TMT industries with diverse roles spanning strategy, investor relations, finance, and communications. Ms. Loxam joined Kira Pharmaceuticals in November 2021 as Chief Operating Officer and Chief Financial Officer. In this role, she oversees finance, operations, and strategic functions for the company. Prior to joining Kira, Ms. Loxam served as Chief Financial Officer at SQZ Biotech where she led the company’s financial operations, investor relations and communications/public relations functions. While at SQZ, she was instrumental in helping the company raise over $200M in private and public funding, including taking the company public through an IPO on the NYSE in October 2020. Before joining SQZ, Ms. Loxam served as Sr. Vice President of Investor Relations and Global Communications at Merck. In this role, she led its investor relations and investment community interactions as well as its internal and external communications efforts globally. Prior to Merck, Ms. Loxam was Vice President, Investor Relations for IMAX Corporation, where she reshaped the entertainment company’s investor strategy, helping to convert its investor base and helping the company go public in China with an IPO on the Hong Kong Exchange. Ms. Loxam also spent over a decade at Bristol-Myers Squibb in a variety of roles of increasing responsibility across Strategy, Treasury, and Investor Relations. She started her career as a marine biologist and worked at Sea World of San Diego before making a transition into business. Ms. Loxam is a member of the board of directors of Vaxcyte, Inc. (Nasdaq: PCVX). She holds an MBA from the University of California, Irvine, and a Bachelor of Science degree in Biology from the University of Victoria, B.C., Canada.

Corporate Cease-Trade Orders

None of our Directors or executive officers has, within the ten years prior to the date of this 20-F, been a director, chief executive officer, or chief financial officer of any company (including Cardiol) that, while such person was acting in that capacity (or after such person ceased to act in that capacity but resulting from an event that occurred while that person was acting in such capacity) was the subject of a cease-trade order, an order similar to a cease-trade order, or an order that denied the company access to any exemption under securities legislation, in each case for a period of more than 30 consecutive days.

Corporate Bankruptcies

Other than as provided below, none of our Directors or executive officers has, within the ten years prior to the date of this 20-F, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager, or trustee appointed to hold its assets, been a director or executive officer of any company, that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager, or trustee appointed to hold its assets.

Ms. Chao was a director of Endo International in August 2022 when it voluntarily filed a petition for Chapter 11 bankruptcy protection in the US Bankruptcy Court for the Southern District of New York. In connection with the Chapter 11 filing, Endo entered into a Restructuring Support Agreement with Senior Secured Debtholders.

Penalties or Sanctions

No Director or executive officer of the Corporation or Shareholder holding sufficient securities of the Corporation to affect materially the control of the Corporation has:

●	been subject to any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or
●	been subject to any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor making an investment decision.

Conflicts of Interest

Other than as described below, to the best of our knowledge, there are no known existing or potential conflicts of interest among us and our Directors, officers, or other members of Management as a result of their outside business interests except that certain of our Directors and officers serve as directors and officers of other companies, and therefore it is possible that a conflict may arise between their duties to us and their duties as a director or officer of such other companies.

Peter Pekos, one of our Directors, founded Dalton in 1986 and continues to serve as its President and CEO. Cardiol and Dalton are parties to the Dalton Services Agreement pursuant to which Cardiol has subcontracted the manufacturing of its drug product candidates to Dalton. See “Commercial Relationships – Dalton”.

6.B.Compensation

Compensation of Directors

The Corporation’s policy with respect to Directors’ compensation was developed by Management and approved by the Board, to be managed and refined in the future, as necessary, by the CG&C Committee. Directors of the Corporation who are also officers or employees of the Corporation are not compensated for their service on the Board. The following table sets out certain information respecting the compensation paid to Directors who were not NEOs for the financial year ended December 31, 2022. Mr. Elsley and Mr. Waddick were Directors and NEOs during the year ended December 31, 2022. Any compensation received by them in their capacities as Directors of the Corporation is reflected in the Summary Compensation Table in this Annual Report.

Director Compensation Table

The following table sets forth compensation paid to Directors in the financial year ending December 31, 2022, and who were not also officers, employees, or NEOs of the Corporation.

			Share	Option	Non-equity
		Fees	based	based	incentive	Pension	All other	Total
Name and principal position	Year	earned	Awards	Awards	compensation	value	compensation	compensation
		($)	($)(3)	($)(4)	($)	($)	($)	($)
(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)	(i)
Dr. Guillermo Torre-Amione	2022	116,020	73,531	Nil	Nil	Nil	Nil	189,551
Mr. Iain Chalmers(1)	2022	13,146	Nil	Nil	Nil	Nil	Nil	13,146
Mr. Peter Pekos	2022	58,000	73,531	Nil	Nil	Nil	Nil	131,531
Mr. Colin Stott	2022	60,000	66,251	Nil	Nil	Nil	Nil	126,251
Mr. Michael Willner	2022	72,854	113,843	Nil	Nil	Nil	Nil	186,697
Ms. Jennifer Chao(1)	2022	60,665	Nil	70,652	Nil	Nil	Nil	131,317
Ms. Teri Loxam(2)	2022	50,656	48,536	58,740	Nil	Nil	Nil	157,932

Notes:

(1)	Iain Chalmers resigned from the Board of Directors on March 15, 2022. On the same day, Ms. Jennifer Chao was appointed to the Board of Directors.
(2)	Teri Loxam was appointed to the Board of Directors on May 19, 2022.
(3)	During the year ended December 31, 2022, the Corporation cancelled 360,000 stock options held by certain Directors of the Corporation and issued 377,794 RSUs of the Corporation to replace the cancelled stock options. The incremental fair value of the RSUs over the cancelled stock option is shown as Share Based Awards. The cancelled stock options were revalued as of the grant date of the RSUs using the Black-Scholes option pricing model with weighted average assumptions that correspond to their times to maturity. The RSUs were measured at the Corporation’s share price of $1.41 on the grant date. The RSUs vest in line with the stock options they replaced.
(4)	These amounts are the fair value of the Options based on the Black-Scholes option pricing model. The model used has been based on IFRS guidelines and has been tied to the option periods. The undernoted weighted average assumptions were utilized for 2022: expected dividend yield of 0%; risk-free rate of 2.44%; expected life of 5 years; and an expected volatility of 98%.

Management Compensation Table

The following table sets out certain information respecting the compensation paid for the financial year ended December 31, 2022 to NEOs of the Corporation:

			Share		Option	Non-equity
			based		based	incentive		Pension	All other		Total
Name and principal position	Year	Salary	Awards		Awards	compensation		value	compensation		compensation
		($)	($)		($)	($)		($)	($)		($)
						(f)
						Annual	Long-term
						incentive	incentive
						plans	plans
(a)	(b)	(c)	(d)		(e)	(f1)	(f2)	(g)	(h)		(i)
Mr. David Elsley President and Chief Executive Officer	2022	525,000	Nil		Nil	128,800	Nil	Nil	Nil		653,800
Mr. Chris Waddick Chief Financial Officer and Corporate Secretary	2022	206,250	536,077	(1),(2)	Nil	41,800	Nil	Nil	Nil		784,127
Bernard Lim Chief Operating Officer	2022	360,937	364,202	(1),(2)	Nil	55,000	Nil	Nil	Nil		780,139
Dr. Andrew Hamer Chief Medical Officer	2022	375,965	373,757	(1),(2)	Nil	Nil	Nil	Nil	119,024	(3)	950,246

Notes:

(1)	During the year ended December 31, 2022, the Corporation cancelled 1,300,000 stock options held by certain officers of the Corporation and issued 1,358,789 RSUs of the Corporation to replace the cancelled stock options. The incremental fair value of the RSUs over the cancelled stock option is shown as Share Based Awards. The cancelled stock options were revalued as of the grant date of the RSUs using the Black-Scholes option pricing model with weighted average assumptions that correspond to their times to maturity. The RSUs were measured at the Corporation’s share price of $1.41 on the grant date. The RSUs vest in line with the stock options they replaced.
(2)	Included in Share-Based Awards are additional RSU grants. The RSUs associated with these agreements vest one year from grant date and were valued equal to the closing price on the TSX on the date of grant.
(3)	These amounts were paid to Dr. Hamer pursuant to his management consulting agreements with the Corporation. As of March 29, 2022, Dr. Hamer became an employee of the Corporation. Dr. Hamer is paid salary, bonuses, and other compensation in US dollars. These amounts are presented in Canadian dollars and have been converted using the exchange rates on the dates of payment.

6.C.Board Practices

Our Board of Directors are elected by the shareholders at each Annual General Meeting (or Annual Special Meeting) and typically hold office until the next meeting, at which time they may be re-elected or replaced. The date of expiration of the current term of office for all Directors is the date of the 2023 Annual General Meeting (or Annual Special Meeting) of the Shareholders. Casual vacancies on the Board are filled by the remaining Directors and the persons filling those vacancies hold office until the next Annual General Meeting

(or Annual Special Meeting), at which time they may be re-elected or relaced. The officers are appointed by the Board of Directors and hold office indefinitely at the pleasure of the Board of Directors.

Employment, Consulting and Directors’ Service Contracts

The Corporation does not have any contracts with any of its Directors which provide for benefits upon the termination of employment.

Audit Committee

Charter of the Audit Committee

The full text of the current Terms of Reference for the Audit Committee is attached as Exhibit 15.2 to this Annual Report.

Composition of the Audit Committee

The Corporation’s Audit Committee consists of three Directors, all of whom are independent pursuant to Nasdaq’s independence standards. They are also all financially literate, including within the meaning of NI 52-110. The members of the Audit Committee are Teri Loxam (Chair), Michael Willner, and Colin Stott.

Relevant Education and Experience

See the respective biographies of each member of the Audit Committee in “Directors and Management – Biographies of Directors and Executive Officers” for a description of the experience that is relevant to the performance of their responsibilities as Audit Committee members.

Reliance on Certain Exemptions

At no time since the commencement of Cardiol’s most recently completed financial year has the Corporation relied on any of the exemptions provided in NI 52-110.

Audit Committee Oversight

At no time since the commencement of the Corporation’s most recently completed financial year have any recommendations by the Audit Committee respecting the appointment and/or compensation of the Corporation’s external auditors not been adopted by the Board of Directors of Cardiol.

Pre-Approval Policies and Procedures

The policy and procedures relating to the pre-approval of non-audit services provided to the Corporation are described in the Terms of Reference for the Audit Committee attached as Exhibit 15.2 to this Annual Report.

The Corporate Governance and Compensation Committee

The Corporate Governance and Compensation Committee is currently composed of three independent board members: Jennifer M. Chao (Chair), Mr. Guillermo Torre-Amione, and Mr. Peter Pekos. The education and related experience (as applicable) of each current member are described in the biographies above. Refer to Exhibit 11.2 for Corporate Governance and Compensation Committee Charter.

6.D.Employees

As of December 31, 2022, Cardiol had 17 employees and 5 management consultants providing management services to Cardiol.

6.E.Share Ownership

The following table indicates information as of February 28, 2023, regarding the beneficial ownership of our Common Shares, for:

●	each person who is known by us to beneficially own more than 5% of our Common Shares;

●	each named executive officer;
●	each of our Directors; and
●	all of our Directors and executive officers as a group.

Unless otherwise indicated in the footnotes to the table, and subject to community property laws where applicable, the following persons have sole voting and investment control with respect to the shares beneficially owned by them. In accordance with SEC rules, if a person has a right to acquire beneficial ownership of any Common Shares on or within 60 days of February 28, 2023, upon conversion or exercise of outstanding securities or otherwise, the shares are deemed beneficially owned by that person and are deemed to be outstanding solely for the purpose of determining the percentage of our shares that person beneficially owns. These shares are not included in the computations of percentage ownership for any other person. As of February 28, 2023, we had 77 record holders of our Common Shares, with 21 record holders in Canada, representing 93.64% of our outstanding Common Shares, 39 record holders in the United States, representing 2.79% of our outstanding Common Shares, and 17 record holders in other countries, representing 3.57% of our outstanding Common Shares.

Except as otherwise indicated, the address of each of the persons in this table is 602-2265 Upper Middle Road East, Oakville, Ontario L6H 0G5.

	Shares Beneficially	Percentage of Shares
Name and Address of Beneficial Owner	Owned	Beneficially Owned
5% and Greater Shareholders:
MMCAP International Inc. SPC(1)	4,930,100	7.50%

Directors and Named Executive Officers:
David Elsley(2)	1,262,833	1.97%
Christopher Waddick(3)	557,857	*	%
Bernard Lim(4)	280,932	*	%
Andrew Hamer(5)	106,047	*	%
Guillermo Torre-Amione(6)	157,321	*	%
Peter Pekos(7)	535,447	*	%
Colin Stott(8)	142,500	*	%
Michael Willner(9)	832,763	1.30%
Jennifer Chao(10)	20,000	*	%
Teri Loxam(11)	30,000	*	%
All executive officers and Directors as a group (10 persons)	3,925,700	6.11%

*	Indicates beneficial ownership of less than 1%.
(1)	According to Amendment No.2 to Schedule 13G filed with the SEC on February 14, 2023, consists of 3,330,100 Common Shares and 1,600,000 Common Shares underlying warrants. MMCAP International Inc. SPC has shared voting and dispositive power with MM Asset Management Inc. with respect to such securities. The principal business office of MMCAP International Inc. SPC is c/o Mourant Governance Services (Cayman) Limited, 94 Solaris Avenue, Camana Bay, P.O. Box 1348, Grand Cayman, KY1-1108, Cayman Islands.
(2)	Consists of 1,154,500 Common Shares and 108,333 Common Shares underlying stock options.
(3)	Consists of 110,000 Common Shares and 447,857 Common Shares underlying restricted share units.
(4)	Consists of 30,000 Common Shares and 250,932 Common Shares underlying restricted share units.
(5)	Consists of 106,047 Common Shares.
(6)	Consists of 89,164 Common Shares and 68,157 Common Shares underlying restricted share units.
(7)	Consists of 467,290 Common Shares and 68,157 Common Shares underlying restricted share units.
(8)	Consists of 82,500 Common Shares and 60,000 Common Shares underlying restricted share units.
(9)	Consists of 766,096 Common Shares and 66,667 Common Shares underlying stock options.
(10)	Consists of 20,000 Common Shares underlying stock options.

(11)	Consists of 30,000 Common Shares.

Omnibus Equity Incentive Plan

The Omnibus Equity Incentive Plan is administered by the Board, and the Board has the authority to interpret the Omnibus Equity Incentive Plan, including in respect of any award granted thereunder. The Omnibus Equity Incentive Plan permits the Board to approve awards of Options, RSUs, PSUs, DSUs or other Share-Based Awards to eligible participants.

Common Shares Subject to the Omnibus Equity Incentive Plan

The Omnibus Equity Incentive Plan is a rolling plan which, subject to the adjustment provisions provided for therein (including a subdivision or consolidation of Common Shares), provides that the aggregate maximum number of Common Shares that may be issued upon the exercise or settlement of awards granted under the Omnibus Equity Incentive Plan shall not exceed 15% of the Corporation’s issued and outstanding Common Shares from time to time (including Common Shares reserved for issuance in respect of 265,000 Options outstanding under the Equity Compensation Plan and in respect of any other Security Based Compensation Arrangement). The Omnibus Equity Incentive Plan is considered an “evergreen” plan, since the Common Shares covered by awards which have been exercised, settled, or terminated shall be available for subsequent grants under the Omnibus Equity Incentive Plan and the number of awards available to grant increases as the number of issued and outstanding Common Shares increases.

Outstanding Securities Awarded:

As of February 28, 2023, the total number of Common Shares issuable upon exercise of any awards granted under the Omnibus Equity Incentive Plan is 3,790,463 Shares (representing approximately 5.91% of the Common Shares outstanding). This assumes that each outstanding PSU and RSU is redeemed for Common Shares.

Remaining Securities Available for Grant:

As of February 28, 2023, the number of Common Shares available for issuance pursuant to future awards granted under the Omnibus Equity Incentive Plan is 5,559,167 Shares (representing approximately 8.67% of the Common Shares outstanding).

Insider Participation Limit

The Omnibus Equity Incentive Plan provides that the aggregate number of Common Shares (a) issuable to insiders at any time (under all of the Corporation’s security-based compensation arrangements) cannot exceed 10% of the Corporation’s issued and outstanding Common Shares and (b) issued to insiders within any one year period (under all of the Corporation’s security-based compensation arrangements) cannot exceed 10% of the Corporation’s issued and outstanding Common Shares.

Administration of the Omnibus Equity Incentive Plan

The Plan Administrator (as defined in the Omnibus Equity Incentive Plan) is determined by the Board, and is initially the Board. The Omnibus Equity Incentive Plan may in the future be administered by a committee of the Board. That committee may in turn sub delegate certain functions to an officer or director. The Plan Administrator determines which Directors, officers, consultants, and employees are eligible to receive awards under the Omnibus Equity Incentive Plan, the time or times at which awards may be granted, the conditions under which awards may be granted or forfeited to the Corporation, the number of Common Shares to be covered by any award, the exercise price of any award, whether restrictions or limitations are to be imposed on the Common Shares issuable pursuant to grants of any award, and the nature of any such restrictions or limitations, any acceleration of exercisability or vesting, or waiver of termination regarding any award, based on such factors as the Plan Administrator may determine.

Eligibility

All Directors, employees, and consultants of the Corporation, its subsidiary and future subsidiaries, if any, are eligible to participate in the Omnibus Equity Incentive Plan (referred to as “Participants”). The extent to which any such individual is entitled to receive a grant of an award pursuant to the Omnibus Equity Incentive Plan will be determined in the sole and absolute discretion of the Plan Administrator.

Types of Awards

Awards of Options, RSUs, PSUs, DSUs, and other share-based awards may be made under the Omnibus Equity Incentive Plan, as further summarized below. All of the awards described below are subject to the conditions, limitations, restrictions, exercise price, vesting, settlement, and forfeiture provisions determined by the Plan Administrator, in its sole discretion, subject to such limitations provided in the Omnibus Equity Incentive Plan and will generally be evidenced by an award agreement. In addition, subject to the limitations provided in the Omnibus Equity Incentive Plan and in accordance with applicable law, the Plan Administrator may accelerate or defer the vesting or payment of awards, cancel, or modify outstanding awards, and waive any condition imposed with respect to awards or Common Shares issued pursuant to awards.

Options

An Option entitles a holder thereof to purchase a prescribed number of treasury Common Shares at an exercise price set at the time of the grant. The Plan Administrator will establish the exercise price at the time each Option is granted, which exercise price must in all cases be not less than the five-day volume weighted average closing price (the “5-day VWAP”) of the Common Shares on the TSX for the five trading days immediately preceding the date of grant (for the purposes of this section, the “Market Price”). Subject to any accelerated termination as set forth in the Omnibus Equity Incentive Plan, each Option expires on its respective expiry date. The Plan Administrator will have the authority to determine the vesting terms applicable to grants of Options. Once an Option becomes vested, it shall remain vested and shall be exercisable until expiration or termination of the Option, unless otherwise specified by the Plan Administrator, or as otherwise set forth in any written employment agreement, award agreement or other written agreement between the Corporation and the Participant. The Plan Administrator has the right to accelerate the date upon which any Option becomes exercisable. The Plan Administrator may provide at the time of granting an Option that the exercise of that Option is subject to restrictions, in addition to those specified in the Omnibus Equity Incentive Plan, such as vesting conditions relating to the attainment of specified performance goals.

Unless otherwise specified by the Plan Administrator at the time of granting an Option and set forth in the particular award agreement, an exercise notice must be accompanied by payment of the exercise price. A Participant may, with the consent of the Corporation, in lieu of exercising an Option pursuant to an exercise notice, elect to surrender such Option to the Corporation (a “Cashless Exercise”) in consideration for an amount from the Corporation equal to (i) the Market Price of the Common Shares issuable on the exercise of such Option (or portion thereof) as of the date such Option (or portion thereof) is exercised, less (ii) the aggregate exercise price of the Option (or portion thereof) surrendered relating to such Common Shares (the “In-the-Money Amount”) by written notice to the Corporation indicating the number of Options such participant wishes to exercise using the Cashless Exercise, and such other information that the Corporation may require. Subject to the provisions of the Omnibus Equity Incentive Plan, the Corporation will satisfy payment of the In-the-Money Amount by delivering to the participant such number of Common Shares having a fair market value equal to the In-the-Money Amount.

Restricted Share Units

An RSU is a unit equivalent in value to a Share credited by means of a bookkeeping entry in the books of the Corporation which entitles the holder to receive one Share (or the value thereof) for each RSU after a specified vesting period. The Plan Administrator may, from time to time, subject to the provisions of the Omnibus Equity Incentive Plan and such other terms and conditions as the Plan Administrator may prescribe, grant RSUs to any participant in respect of a payment for services rendered by the applicable participant in a taxation year.

The number of RSUs (including fractional RSUs) granted at any particular time under the Omnibus Equity Incentive Plan will be calculated by dividing (a) the amount of the payment that is to be paid in RSUs, as determined by the Plan Administrator, by (b) the greater of (i) the Market Price of a Share on the date of grant and (ii) such amount as determined by the Plan Administrator in its sole discretion. The Plan Administrator shall have the authority to determine any vesting terms applicable to the grant of RSUs.

Upon settlement, holders will redeem each vested RSU for one Share in respect of each vested RSU (or, at the election of the holder and subject to the approval of the Plan Administrator, a cash payment or a combination of Common Shares and cash). Any such cash payments made by the Corporation shall be calculated by multiplying the number of RSUs to be redeemed for cash by the Market Price per Share as at the settlement date.

Performance Share Units

A PSU is a unit equivalent in value to a Share credited by means of a bookkeeping entry in the books of the Corporation which entitles the holder to receive one Share (or the value thereof) for each PSU after specific performance-based vesting criteria determined by the Plan Administrator, in its sole discretion, have been satisfied. The performance goals to be achieved during any performance period, the length of any performance period, the amount of any PSUs granted, the effect of termination of a participant’s service and the amount of any payment or transfer to be made pursuant to any PSU will be determined by the Plan Administrator and by the other terms and conditions of any PSU, all as set forth in the applicable award agreement. The Plan Administrator may, from time to time, subject to the provisions of the Omnibus Equity Incentive Plan and such other terms and conditions as the Plan Administrator may prescribe, grant PSUs to any participant in respect of a bonus or similar payment in respect of services rendered by the applicable participant in a taxation year (the “PSU Service Year”).

The Plan Administrator shall have the authority to determine any vesting terms applicable to the grant of PSUs. Upon settlement, holders will redeem each vested PSU for the following at the election of such holder but subject to the approval of the Plan Administrator: (a) one Share in respect of each vested PSU, (b) a cash payment, or (c) a combination of Common Shares and cash. Any such cash payments made by the Corporation to a participant shall be calculated by multiplying the number of PSUs to be redeemed for cash by the Market Price per Share as at the settlement date. Subject to the provisions of the Omnibus Equity Incentive Plan and except as otherwise provided in an award agreement, no settlement date for any PSU shall occur, and no Share shall be issued or cash payment shall be made in respect of any PSU any later than the final business day of the third calendar year following the applicable PSU Service Year.

Deferred Share Units

A DSU is a unit equivalent in value to a Share credited by means of a bookkeeping entry in the books of the Corporation which entitles the holder to receive one Share (or, at the election of the holder and subject to the approval of the Plan Administrator, the cash value thereof) for each DSU on a future date. The Board may fix from time to time a portion of the total compensation (including annual retainer) paid by the Corporation to a director in a calendar year for service on the Board that are to be payable in the form of DSUs. In addition, a Participant may, with the Corporation’s consent, be given, subject to the provisions of the Omnibus Equity Incentive Plan, the right to elect to receive a portion of the compensation owing to them in the form of DSUs.

Share-based Awards

The Plan Administrator may grant other types of equity-based or equity-related awards (including the grant or offer for sale of unrestricted Common Shares) in such amounts and subject to such terms and conditions, including, but not limited to, being subject to performance criteria, or in satisfaction of such obligations, as the Plan Administrator shall determine. Such awards may involve the issuance of actual Common Shares to Participants, or payment in cash or otherwise of amounts based on the value of Common Shares.

Dividend Equivalents

Except as otherwise determined by the Plan Administrator or as set forth in the particular award agreement, RSUs, PSUs, and DSUs shall be credited, in accordance with the terms of the Omnibus Equity Incentive Plan, with dividend equivalents in the form of additional RSUs, PSUs, and DSUs, as applicable, as of each dividend payment date in respect of which normal cash dividends are paid on Common Shares.

Blackout Periods

In the event an award expires, at a time when a scheduled blackout is in place or an undisclosed material change or material fact in the affairs of the Corporation exists, the expiry of such award will be the date that is ten business days after which such scheduled blackout terminates or there is no longer such undisclosed material change or material fact.

Term

While the Omnibus Equity Incentive Plan does not stipulate a specific term for awards granted thereunder, as discussed below, awards may not expire beyond ten years from its date of grant, except where Shareholder approval is received or where an expiry date would have fallen within a blackout period of the Corporation. All awards must vest and settle in accordance with the provisions of the Omnibus Equity Incentive Plan and any applicable award agreement, which award agreement may include an expiry date for a specific award.

Financial Assistance

The Omnibus Equity Compensation Plan does not provide for the Corporation to give financial assistance to facilitate the purchases under the plan.

Termination of Employment or Services

The following describes the impact of certain events upon the participants under the Omnibus Equity Plan Incentive Plan, including termination for cause, resignation, termination without cause, disability, death or retirement, subject, in each case, to the terms of a Participant’s applicable employment agreement, award agreement or other written agreement:

●	Termination for Cause / Resignation: Any Option or other award held by the Participant that has not been exercised, surrendered, or settled as of the Termination Date (as defined in the Omnibus Equity Incentive Plan) shall be immediately forfeited and cancelled as of the Termination Date.
●	Termination without Cause: Any unvested Option or other award which would otherwise vest or become exercisable in accordance with its terms based solely on the Participant remaining in the service of the Corporation on or prior to the date that is 90 days after the Termination Date shall immediately vest. Any vested Options may be exercised by the Participant within the time period contemplated by the Omnibus Equity Incentive Plan.
●	Death or Disability: Any award that is held by the Participant that has not vested as of the date of the death or disability (as defined under the Omnibus Equity Incentive Plan) of such Participant shall vest on such date. Any vested Options may be exercised by the Participant, or Participant’s beneficiary or legal representative (as applicable), within the time period contemplated by the Omnibus Equity Incentive Plan.
●	Retirement: Any (i) outstanding award that vests or becomes exercisable based solely on the Participant remaining in the service of the Corporation or its subsidiary will become 100% vested, and (ii) outstanding award that vests based on the achievement of Performance Goals (as defined in the Omnibus Equity Incentive Plan) that has not previously become vested shall continue to be eligible to vest based upon the actual achievement of such Performance Goals. Any vested Options may be exercised by the Participant within the time period contemplated by the Omnibus Equity Incentive Plan.

Change in Control

Under the Omnibus Equity Incentive Plan, except as may be set forth in an employment agreement, award agreement or other written agreement between the Corporation or a subsidiary of the Corporation and a participant:

(a)	If within 12 months following the completion of a transaction resulting in a Change in Control (as defined in the Omnibus Equity Inventive Plan), a Participant’s employment, consultancy or directorship is terminated by the Corporation or a subsidiary of the Corporation without Cause (as defined in the Omnibus Equity Incentive Plan), without any action by the Plan Administrator:
(i)	any unvested awards held by the participant at Termination Date shall immediately vest; and
(ii)	any vested awards may be exercised, surrendered to the Corporation, or settled by the participant at any time during the period that terminates on the earlier of: (A) the expiry date of such award; and (B) the date that is 90 days after the Termination Date. Any award that has not been exercised, surrendered, or settled at the end of such period being immediately forfeited and cancelled.
(b)	Unless otherwise determined by the Plan Administrator, if, as a result of a Change in Control, the Common Shares will cease trading on the TSX, the Corporation may terminate all of the awards, other than an Option held by a participant that is a resident of Canada for the purposes of the Income Tax Act (Canada), granted under the Omnibus Equity Incentive Plan at the time of and subject to the completion of the Change in Control transaction by paying to each holder at or within a reasonable period of time following completion of such Change in Control transaction an amount for each Award equal to the fair market value of the award held by such participant as determined by the Plan Administrator, acting reasonably.

Non-Transferability of Awards

Except as permitted by the Plan Administrator and to the extent that certain rights may pass to a beneficiary or legal representative upon death of a participant, by will or as required by law, no assignment or transfer of awards, whether voluntary, involuntary, by operation of law or otherwise, vests any interest or right in such awards whatsoever in any assignee or transferee and immediately upon any assignment or transfer, or any attempt to make the same, such awards will terminate and be of no further force or effect. To the extent that certain rights to exercise any portion of an outstanding award pass to a beneficiary or legal representative upon the death of a participant, the period in which such award can be exercised by such beneficiary or legal representative shall not exceed one year from the Participant’s death.

Amendments to the Omnibus Equity Incentive Plan

The Plan Administrator may also from time to time, without notice and without approval of the holders of voting Common Shares, amend, modify, change, suspend or terminate the Omnibus Equity Incentive Plan or any awards granted pursuant thereto as it, in its discretion, determines appropriate, provided that (a) no such amendment, modification, change, suspension or termination of the Omnibus Equity Incentive Plan or any award granted pursuant thereto may materially impair any rights of a participant or materially increase any obligations of a participant under the Omnibus Equity Incentive Plan without the consent of such participant, unless the Plan Administrator determines such adjustment is required or desirable in order to comply with any applicable securities laws or stock exchange requirements, and (b) any amendment that would cause an award held by a U.S. taxpayer to be subject to the income inclusion under Section 409A of the United States Internal Revenue Code of 1986, as amended, shall be null and void ab initio.

Notwithstanding the above, and subject to the rules of the TSX, the approval of Shareholders will be required to effect any of the following amendments to the Omnibus Equity Incentive Plan:

(a)	increasing the number of Common Shares reserved for issuance under the Omnibus Equity Incentive Plan, except pursuant to the provisions in the Omnibus Equity Incentive Plan which permit the Plan Administrator to make equitable adjustments in the event of transactions affecting the Corporation or its capital;
(b)	increasing or removing the 10% limits on Common Shares issuable or issued to insiders;
(c)	reducing the exercise price of an option award (for this purpose, a cancellation or termination of an award of a participant prior to its expiry date for the purpose of reissuing an award to the same participant with a lower exercise price shall be treated as an amendment to reduce the exercise price of an award) except pursuant to the provisions in the Omnibus Equity Incentive Plan which permit the Plan Administrator to make equitable adjustments in the event of transactions affecting the Corporation or its capital;
(d)	extending the term of an Option award beyond the original expiry date (except where an expiry date would have fallen within a blackout period applicable to the participant or within ten business days following the expiry of such a blackout period);
(e)	permitting an Option award to be exercisable beyond ten years from its date of grant (except where an expiry date would have fallen within a blackout period);
(f)	permitting awards to be transferred to a person;
(g)	changing the eligible Participants; and
(h)	deleting or otherwise limiting the amendments which require approval of the Shareholders.

Except for the items listed above, amendments to the Omnibus Equity Incentive Plan will not require Shareholder approval. Such amendments include (but are not limited to): (a) amending the general vesting provisions of an award, (b) amending the provisions for early termination of awards in connection with a termination of employment or service, (c) adding covenants of the Corporation for the protection of the Participants, (d) amendments that are desirable as a result of changes in law in any jurisdiction where a Participant resides, and (e) curing or correcting any ambiguity or defect or inconsistent provision or clerical omission or mistake or manifest error.

Equity Compensation Plan

The Corporation’s Equity Compensation Plan dated June 1, 2020 is a “rolling” stock option plan that allows the Corporation to grant Share-Based Awards as well. “Award” means, individually or collectively, a grant under this Equity Compensation Plan of either options or share-based awards, in each case subject to the terms of the Equity Compensation Plan. A description of the Equity Compensation Plan in accordance with the disclosure requirements of the TSX is set out below. Due to adoption of the Omnibus Equity Incentive Plan, no further Options or share-based awards will be granted under the Equity Incentive Plan.

Eligible Participants: Directors, Employees, and Service Providers (as those terms are defined in the Equity Compensation) are eligible to be granted options and share-based awards under the Equity Compensation Plan and are Participants.

Plan Maximum: The number of Common Shares which may be issued pursuant to options granted under the Equity Compensation Plan may not exceed 10% of the issued Common Shares from time to time. Common Shares covered by an option that have been exercised, terminated, or expired shall again be available for an option grant. The maximum number of Share-Based Awards granted or issued in any fiscal year shall not exceed 3% of the issued and outstanding Common Shares of the corporation on the first day of such fiscal year.

Outstanding Securities Awarded: As of February 28, 2023, the total number of Common Shares issuable upon exercise of options granted under the Equity Compensation Plan is 265,000 Common Shares (representing approximately 0.41% of the Common Shares outstanding).

Remaining Securities Available for Grant: Due to adoption of the Omnibus Equity Incentive Plan, no further Options or share-based awards will be granted under the Equity Compensation Plan.

Limitations on Grants: The aggregate number of Common Shares issuable to insiders of the Corporation within any one-year period under the Equity Compensation Plan, or when combined with all of the Corporation’s other security-based compensation arrangements, shall not exceed 13% of the Corporation’s total issued and outstanding Common Shares. The number of Common Shares which may be issuable pursuant to exercise of Options shall not exceed 10% of issued Common Shares from time to time. The maximum number of Share-Based Awards granted or issued in any fiscal year shall not exceed 3% of the issued Common Shares, on the first day of such fiscal year. The aggregate number of Common Shares reserved for issuance to insiders of the Corporation at any time under the Equity Compensation Plan, or when combined with all of the Corporation’s other security-based compensation arrangements, shall not exceed 10% of the Corporation’s total issued and outstanding Common Shares.

Exercise Price: The exercise price of the Common Shares covered by each Option is determined by the Board. While the Common Shares are listed on the TSX, the exercise price shall not be less than the “Market Price” of the Common Shares at the time the option is granted. “Market Price” is defined in the Equity Compensation Plan as the closing price of the Common Shares on the TSX, or another stock exchange where the majority of the trading volume and value of the Common Shares occurs, on the day immediately preceding the relevant date.

Vesting: The Equity Compensation Plan provides that an option may be exercised (in each case to the nearest full share) during the term of the Option as follows: (a) one-third on the first anniversary of the date of the Option certificate relating to the options; (b) one-third on the second anniversary of the date of the option certificate; and (c) the remaining one-third shall vest on the third anniversary of the date of the option certificate.

Term of Options: Subject to the termination and change of control provisions noted below, the term of any option granted under the Equity Compensation Plan is determined by the Board and may not exceed ten years from the date of grant. Should the expiry date for an option fall within a blackout period or within nine business days following the expiration of a blackout period, such expiry date shall be automatically extended without any further act or formality to that date which is the tenth business day after the end of the blackout period, such tenth business day to be considered the expiry date for such option for all purposes under the Equity Compensation Plan. A “blackout period” is a period during which designated persons cannot trade Common Shares of the Corporation pursuant to any policy of the Corporation respecting restrictions on trading.

Termination: If the Participant is a director, Employee, or Service Provider of the Corporation and ceases to be such, other than by reason of death, then the expiry date of the Option is 90 days following the termination date, provided that, the Board has the discretion to waive the 90-day termination requirement, to permit the Participant to exercise any options for the full term of the Options, unless the Participant is terminated as a result of certain specified circumstances (including termination for cause for Employees and Service Providers) in which case the expiry date will be the date the Participant is terminated.

In the event of the death of a Participant, the Participant’s Option may be exercised only within one year next succeeding such death and then only (i) by the person or persons to whom the Participant’s rights under the Option shall pass by the Participant’s will or the laws of descent and distribution, and (ii) to the extent that the Participant was entitled to exercise the Option at the date of death.

Change of Control: In the event of an actual or potential change of control, the Board has the right to deal with any Awards in the manner it deems equitable and appropriate in the circumstances, including the right to: (i) determine that any Awards will remain in full force and effect in accordance with their terms after the change of control; (ii) cause any Awards to be converted or exchanged for options to acquire shares of another entity involved in the change of control, having the same value and terms and conditions as the Awards; (iii) accelerate the vesting of any unvested Awards; (iv) provide Participants with the right to surrender any Awards for an amount per underlying Share equal to the positive difference, if any, between the fair market value of the Share on the date of surrender and the Award exercise price of such Awards; and (v) accelerate the date by which any Awards must be exercised.

Assignability: The benefits, rights, and Awards accruing to any Participant in accordance with the terms and conditions of the Equity Compensation Plan are not transferable or assignable. During the lifetime of a Participant any benefits, rights, and Awards may only be exercised by the Participant.

Amendment Provisions: The Equity Compensation Plan provides that the Board may from time to time amend the Equity Compensation Plan and the terms and conditions of any Award granted thereunder, provided that any such amendment, modification, or change to the provisions of the Equity Compensation Plan shall: (a) not adversely alter or impair any Award previously granted except as permitted by the adjustment provisions in the Equity Compensation Plan; (b) be subject to any regulatory approvals, where required, including the approval of the TSX, where necessary; (c) be subject to Shareholder approval in accordance with the rules of the TSX in circumstances where the amendment, modification, or change to the Equity Compensation Plan would (i) reduce the exercise price of an option held by an insider of the Corporation; (ii) extend the term of an Award held by an insider of the Corporation beyond the original term of the Award (other than pursuant to the blackout-period provisions); (iii) amend to remove or to exceed the insider participation limits in the Equity Compensation; (iv) increase the fixed maximum percentage of issued and outstanding Common Shares which may be issued pursuant to the Equity Compensation Plan or change from a fixed maximum percentage of issued and outstanding Common Shares to a fixed maximum number of Common Shares; or (v) amend the amendment provisions and (d) not be subject to Shareholder approval in circumstances where the amendment, modification, or change to the Equity Compensation Plan or Award would (i) be of a “housekeeping nature”; (ii) be necessary for Awards to qualify for favourable treatment under applicable tax laws; (iii) alter, extend, or accelerate any vesting terms or condition in the Equity Compensation Plan or any option; (iv) introduce, amend or modify any mechanics for exercising any Award (including relating to a cashless exercise feature or an automatic exercise feature); (v) change the term of an Award or change any termination provision in the Equity Compensation Plan or any Award (for example, relating to termination of employment, resignation, retirement, or death), provided that such change does not entail an extension beyond the original term of such option (other than such period being extended by virtue of the blackout provisions); (vi) introduce a share appreciation right feature payable in cash or Common Shares, provided that such feature provides for a full deduction of the number of underlying Common Shares from the Equity Compensation Plan maximum as applicable; (vii) change the application of the adjustment or change of control provisions; (viii) add a form of financial assistance or amend a financial assistance provision which is adopted; or (ix) change the eligible participants under the Equity Compensation Plan.

Financial Assistance: The Equity Compensation Plan does not provide for the Corporation to give financial assistance to facilitate the purchase of Common Shares under the Equity Compensation Plan.

Taxes and Source Deductions: The Equity Compensation Plan provides that the Corporation or any subsidiary may take such reasonable steps for the deduction and withholding of any taxes and other required source deductions that the Corporation or the subsidiary, as the case may be, is required by any law or regulation of any governmental authority whatsoever to withhold, deduct, or remit in connection with the Equity Compensation Plan, any exercise or surrender of any option, or a portion thereof, by a Participant or any issuance of Common Shares to a Participant.

In addition, the delivery of any Common Shares to be issued to a Participant on the exercise or termination of options by the Participant, may be made conditional upon the Participant (or other person) reimbursing or compensating the Corporation or making arrangements satisfactory to the Corporation for the payment to it in a timely manner of all taxes required to be remitted for the account of the Participant.

During the 2021 fiscal year, the Corporation adopted the Omnibus Equity Incentive Plan which replaced the Equity Compensation Plan. No further grants will be made under the Equity Compensation Plan.

6.F.Disclosure of a registrant’s action to recover erroneously awarded compensation

Not applicable.

ITEM 7.MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7.A.Major Shareholders

See Item 6.E. above.

7.B.Related Party Transactions

Except as otherwise set out herein, there are no material interests, direct or indirect, of any Director, executive officer, person who beneficially owns, or controls or directs, directly or indirectly, more than 10% of the outstanding Common Shares, or any known associates or affiliates of such persons, in any transaction within the last three completed financial years or during the current financial year which has materially affected or is reasonably expected to materially affect the Corporation.

We have entered into employment contracts with each of our senior management members (see Item 10.C).

Since the beginning of the fiscal year ended December 31, 2022 up to March 28, 2023, the Corporation entered into research and development transactions worth $2,795,975 in the aggregate to be paid over a period of approximately. one year with Dalton Chemical Laboratories, Inc. operating as Dalton, that is an entity related to a Director (Peter Pekos). Mr. Pekos is the CEO of Dalton. Cardiol entered into an exclusive master services agreement with Dalton for the exclusive supply of pharmaceutical cannabidiol which is filed as Exhibit 4.4 hereto, and Cardiol has subcontracted the manufacturing of its drug product candidates to Dalton.

7.C.Interests of Experts and Counsel

Not applicable.

ITEM 8.FINANCIAL INFORMATION

8.A.Consolidated Statements and Other Financial Information

The audited consolidated financial statements for the years ended December 31, 2022, 2021 and 2020 can be found under “Item 18. Financial Statements”.

8.B.Significant Changes

We are not aware of any significant change that has occurred since December 31, 2022, the date of the audited consolidated financial statements included in this Annual Report, and that has not been disclosed elsewhere in this Annual Report.

ITEM 9.THE OFFER AND LISTING.

9.A.Offer and Listing Details

The Common Shares are listed and posted for trading on each of the TSX and Nasdaq under the trading symbol “CRDL”.

9.B.Plan of Distribution

Not applicable.

9.C.Markets

A discussion of all stock exchanges and other regulated markets on which our securities are listed is provided under “Item 9.A. Offer and Listing Details.”

9.D.Selling Shareholders

Not applicable.

9.E.Dilution

Not applicable.

9.F.Expenses of the Issue

Not applicable.

ITEM 10.ADDITIONAL INFORMATION

10.A.Share Capital

Not applicable.

10.B.Memorandum and Articles of Association

Incorporation

The Corporation was incorporated under the Business Corporations Act (Ontario) (the “OBCA”) on January 19, 2017. The Corporation has one wholly owned subsidiary, Cardiol Therapeutics USA Inc., incorporated under the laws of Delaware on March 30, 2022.

Objects and Purposes of the Corporation

Our articles do not contain and are not required to contain a description of our objects and purposes. There is no restriction contained in our articles on the business that we may carry on. Our corporation number in Ontario is 2556983.

Board of Directors

Pursuant to our by-laws and the OBCA, a director or officer who is a party to, or who is a director or officer of, or has a material interest in, any person who is a party to, a material contract or transaction, or proposed material contract or transaction with the Corporation, shall disclose in writing to the Corporation or request to have entered in the minutes of the meeting of Directors the nature and extent of his interest at the time and in the manner provided by the OBCA. Any such contract or transaction or proposed contract or transaction shall be referred to the Board or shareholders for approval and a director interested in a contract or transaction so referred to the Board shall not vote on any resolution to approve the same unless the contract or transaction except as provided for under the OBCA.

Directors shall be paid such remuneration for their services as the Board may determine from time to time, and will be entitled to reimbursement for traveling and other expenses properly incurred by them in attending meetings of the Board or any committee thereof. Directors are not precluded from serving the Corporation in any other capacity and receiving remuneration therefor.

There is no age limit requirement respecting the retirement or non-retirement of Directors. Under our by-laws and the OBCA, the following individuals are disqualified from being a director of the Corporation: (i) a person who is less than 18 years of age; (ii) a person who has been found under the Substitute Decisions Act, 1992 or under the Mental Health Act to be incapable of managing property or who has been found to be incapable by a court in Canada or elsewhere; and (iii) a person who has the status of a bankrupt. A director is not required to hold shares of the Corporation.

Nothing in the Corporation’s by-laws limits or restricts the borrowing of money by the Corporation.

Common Shares

As of the date hereof, our authorized share capital consists of an unlimited number of Common Shares, of which 64,097,536 are issued and outstanding. Refer to “Share Capital” section in Exhibit 15.1.

Under our articles, each Common Share entitles the holder to receive notice of and attend all meetings of the shareholders. Each Common Share carries the right to one vote. The holders of Common Shares are entitled to receive any dividends declared by the Corporation in respect of the Common Shares at such time and in such amount as may be determined by the Board of Directors, in its discretion. In the event of the liquidation, dissolution, or winding-up of the Corporation, whether voluntary or involuntary, holders of Common Shares are also entitled to participate, ratably, in the distribution of the assets of the Corporation, subject to the rights of the holders of any other class of shares ranking in priority to the Common Shares. No Common Shares have been issued subject to call or assessment. The Common Shares must be issued as fully paid and non-assessable, and are not subject to further capital calls by the Corporation.

10.C.Material Contracts

The following is a summary of the material contracts of Cardiol for the two years immediately preceding the filing date of this Annual Report on Form 20-F:

1.	The May 2021 Warrant Indenture entered into in May 2021 in connection with the Corporation’s short form base shelf prospectus offering of 6,112,000 units, each comprised of one common share of the Corporation and one-half purchase warrant of the Corporation (See “Capital Structure – Share Purchase Warrants” for details regarding the Warrant Indenture).
2.	The November 2021 Warrant Indenture entered into in November 2021 in connection with the Corporation’s short form base shelf prospectus offering of 16,350,000 units, each comprised of one common share of the Corporation and one-half purchase warrant of the Corporation (See “Capital Structure – Share Purchase Warrants” for details regarding the Warrant Indenture).
3.	Employment agreement, by and among the Corporation and David Elsley, effective as of January 19, 2017, as amended by that certain Addendum, effective on December 23, 2021, pursuant to which the Corporation employs David Elsley as Chief Executive Officer.
4.	Employment agreement, by and among the Corporation and Christopher Waddick, effective as of August 16, 2018, as amended by that certain Addendum, effective on December 23, 2021, as amended by that certain Addendum, effective on March 2, 2022, pursuant to which the Corporation employs Christopher Waddick as Chief Financial Officer.
5.	Employment agreement, by and among the Corporation and Bernard Lim, effective as of December 3, 2020, as amended by that certain Addendum, effective on December 23, 2021, pursuant to which the Corporation employs Bernard Lim as Chief Operating Officer.
6.	Employment agreement, by and among the Corporation and Andrew Hamer, effective as of May 30, 2022, pursuant to which the Corporation employs Andrew Hamer as Chief Medical Officer.

Copies of the material contracts set out above are included as exhibits in Item 19 of this Annual Report on Form 20-F.

10.D.Exchange Controls

There are currently no government laws, decrees, regulations or other legislation of Canada or the United States that restrict the export or import of capital (including the availability of cash and cash equivalents) or that affect the remittance of dividends, distributions, interest or other payments to non-residents of Canada or the United States holding our Common Shares. Any remittances of dividends to United States residents and to other non-residents are, however, subject to withholding tax. See “Taxation” below.

10.E.Taxation

Material U.S. Federal Income Tax Considerations for U.S. Holders

The following is a summary of the material U.S. federal income tax consequences relating to the ownership and disposition of Common Shares by U.S. Holders (as defined below). This discussion applies to U.S. Holders that purchase Common Shares and hold such Common Shares as capital assets (generally, property held for investment). This discussion is based on the Code, U.S. Treasury regulations promulgated thereunder and administrative and judicial interpretations thereof, all as in effect on the date hereof and all of which are subject to change, possibly with retroactive effect. This discussion does not address all of the U.S. federal income tax consequences that may be relevant to specific U.S. Holders in light of their particular circumstances or to U.S. Holders subject to special treatment under U.S. federal income tax law (such as certain financial institutions, banks, insurance companies, broker-dealers and traders in securities or other persons that generally mark their securities to market for U.S. federal income tax purposes, tax-exempt entities or government organizations, retirement plans, regulated investment companies, real estate investment trusts, certain former citizens or residents of the United States, persons who hold Common Shares as part of a “straddle,” “hedge,” “conversion transaction,” “synthetic security” or integrated investment, persons required to accelerate the recognition of any item of gross income with respect to the Common Shares as a result of such income being recognized on an applicable financial statement, persons that have a “functional currency” other than the U.S. dollar, persons that own directly, indirectly or through attribution 10% or more of the voting power or value of our shares, corporations that accumulate earnings to avoid U.S. federal income tax, partnerships and other pass-through entities (or arrangements treated as a partnership for U.S. federal income tax purposes), and investors in such pass-through entities). This discussion does not address any U.S. state or local or non-U.S. tax consequences or any U.S. federal estate, gift or alternative minimum tax consequences.

As used in this discussion, the term “U.S. Holder” means a beneficial owner of Common Shares that is, for U.S. federal income tax purposes, (1) an individual who is a citizen or resident of the United States, (2) a corporation (or entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state thereof, or the District of Columbia, (3) an estate the income of which is subject to U.S. federal income tax regardless of its source or (4) a trust (x) with respect to which a court within the United States is able to exercise primary supervision over its administration and one or more U.S. persons have the authority to control all of its substantial decisions or (y) that has elected under applicable U.S. Treasury regulations to be treated as a domestic trust for U.S. federal income tax purposes.

If an entity or arrangement treated as a partnership for U.S. federal income tax purposes holds Common Shares, the U.S. federal income tax consequences relating to an investment in the Common Shares will depend in part upon the status and activities of such entity or arrangement and the particular partner. Any such entity or arrangement should consult its own tax advisor regarding the U.S. federal income tax consequences applicable to it and its partners of the purchase, ownership and disposition of Common Shares.

Persons considering an investment in Common Shares should consult their own tax advisors as to the particular tax consequences applicable to them relating to the purchase, ownership and disposition of Common Shares, including the applicability of U.S. federal, state and local tax laws and non-U.S. tax laws.

Passive Foreign Investment Company Consequences

In general, a corporation organized outside the United States will be treated as a PFIC for any taxable year in which either (1) at least 75% of its gross income is “passive income”, or (2) at least 50% of the average value of its gross assets, determined on a quarterly basis, are assets that produce passive income or are held for the production of passive income. Passive income for this purpose generally includes, among other things, dividends, interest, royalties, rents, and gains from the sale or exchange of property that gives rise to passive income. Assets that produce or are held for the production of passive income generally include cash, even if held as working capital (subject to a limited exception for working capital held for expenses reasonably expected to be paid within 90 days) or raised in a public offering, marketable securities, and other assets that may produce passive income. Generally, in determining whether a non-U.S. corporation is a PFIC, a proportionate share of the income and assets of each corporation in which it owns, directly or indirectly, at least a 25% interest (by value) is taken into account.

Based upon the current and expected composition of our income and assets, we believe that we were a PFIC for the taxable year ended December 31, 2022 and expect that we may be a PFIC for the current taxable year. Because our PFIC status must be determined annually with respect to each taxable year and will depend on the composition and character of our assets and income, including our use of proceeds from offerings, and the value of our assets (which may be determined, in part, by reference to the market value of Common Shares, which may be volatile) over the course of such taxable year, we may be a PFIC in any taxable year. Because there are uncertainties in the application of the relevant rules and PFIC status is a factual determination made annually after the close of each taxable year, there can be no assurance that we will not be a PFIC for any future taxable year. In addition, it is possible that the U.S. Internal Revenue Service may challenge our classification of certain income and assets as non-passive, which may result in us being or becoming a PFIC in the current or subsequent years.

If we are a PFIC in any taxable year during which a U.S. Holder owns Common Shares, the U.S. Holder could be liable for additional taxes and interest charges under the “PFIC excess distribution regime” upon (1) a distribution paid during a taxable year that is greater than 125% of the average annual distributions paid in the three preceding taxable years, or, if shorter, the U.S. Holder’s holding period for the Common Shares, and (2) any gain recognized on a sale, exchange or other disposition, including a pledge, of the Common Shares, whether or not we continue to be a PFIC. Under the PFIC excess distribution regime, the tax on such distribution or gain would be determined by allocating the distribution or gain ratably over the U.S. Holder’s holding period for Common Shares. The amount allocated to the current taxable year (i.e., the year in which the distribution occurs or the gain is recognized) and any year prior to the first taxable year in which we are a PFIC will be taxed as ordinary income earned in the current taxable year. The amount allocated to other taxable years will be taxed at the highest marginal rates in effect for individuals or corporations, as applicable, to ordinary income for each such taxable year, and an interest charge, generally applicable to underpayments of tax, will be added to the tax.

If we are a PFIC for any year during which a U.S. Holder holds Common Shares, we must generally continue to be treated as a PFIC by that holder for all succeeding years during which the U.S. Holder holds the Common Shares, unless (i) we cease to meet the requirements for PFIC status and the U.S. Holder makes a “deemed sale” election with respect to the Common Shares or (ii) for the period immediately preceding our cessation in meeting the tests described above the Common Shares were subject to a mark-to-market election or (iii) the U.S. Holder makes a timely and effective “qualified electing fund” election (“QEF Election”) with respect to all taxable years during such U.S. Holder’s holding period in which we are a PFIC. If the deemed sale election is made, the U.S. Holder will be deemed to sell the Common Shares it holds at their fair market value on the last day of the last taxable year in which we qualified as a PFIC, and any gain recognized from such deemed sale would be taxed under the PFIC excess distribution regime. After the deemed sale election, the U.S. Holder’s Common Shares would not be treated as shares of a PFIC unless we subsequently become a PFIC.

If we are a PFIC for any taxable year during which a U.S. Holder holds Common Shares and we own a non-U.S. corporate subsidiary that is also a PFIC (i.e., a lower-tier PFIC), such U.S. Holder would be treated as owning a proportionate amount (by value) of the shares of the lower-tier PFIC and would be taxed under the PFIC excess distribution regime on distributions by the lower-tier PFIC and on gain from the disposition of shares of the lower-tier PFIC even though such U.S. Holder would not receive the proceeds of those distributions or dispositions. Each U.S. Holder is advised to consult its tax advisors regarding the application of the PFIC rules to any non-U.S. subsidiaries which we may own in the future.

For taxable years in which we are a PFIC, a U.S. Holder will not be subject to tax under the PFIC excess distribution regime on distributions or gain recognized on Common Shares if such U.S. Holder makes a valid “mark-to-market” election for our Common Shares. A mark-to-market election is available to a U.S. Holder only for “marketable stock.” Our Common Shares will be marketable stock as long as they remain listed on the Nasdaq or the TSX and are regularly traded, other than in de minimis quantities, on at least 15 days during each calendar quarter.

If a mark-to-market election is in effect, a U.S. Holder generally would take into account, as ordinary income each year, the excess of the fair market value of Common Shares held at the end of such taxable year over the adjusted tax basis of such Common Shares. The U.S. Holder would also take into account, as an ordinary loss each year, the excess of the adjusted tax basis of such Common Shares over their fair market value at the end of the taxable year, but only to the extent of the excess of amounts previously included in income over ordinary losses deducted as a result of the mark-to-market election. The U.S. Holder’s tax basis in Common Shares would be adjusted to reflect any income or loss recognized as a result of the mark-to-market election. Any gain from a sale, exchange or other disposition of Common Shares in any taxable year in which we are a PFIC would be treated as ordinary income and any loss from such sale, exchange or other disposition would be treated first as ordinary loss (to the extent of any net mark-to-market gains previously included in income) and thereafter as capital loss.

A mark-to-market election will not apply to Common Shares for any taxable year during which we are not a PFIC, but will remain in effect with respect to any subsequent taxable year in which we become a PFIC. Such election will not apply to any non-U.S. subsidiaries that we may organize or acquire in the future. Accordingly, a U.S. Holder may continue to be subject to tax under the PFIC excess distribution regime with respect to any lower-tier PFICs that we may organize or acquire in the future notwithstanding the U.S. Holder’s mark-to-market election for the Common Shares.

A U.S. Holder who makes a QEF Election generally must report on a current basis its share of our net capital gain and ordinary earnings for any year in which we are a PFIC, whether or not we distribute any amounts to our shareholders. However, U.S. Holders should be aware that there can be no assurance that we will satisfy the record keeping requirements that apply to a QEF, or that we will supply U.S. Holders with information that such U.S. Holders require to report under the QEF election rules, in the event that the Corporation is a PFIC and a U.S. Holder wishes to make a QEF election.

Each U.S. person that is an investor of a PFIC is generally required to file an annual information return on IRS Form 8621 containing such information as the U.S. Treasury Department may require. The failure to file IRS Form 8621 could result in the imposition of penalties and the extension of the statute of limitations with respect to U.S. federal income tax.

The U.S. federal income tax rules relating to PFICs are very complex. Prospective U.S. investors are strongly urged to consult their own tax advisors with respect to the impact of PFIC status on the purchase, ownership and disposition of Common Shares, the consequences to them of an investment in a PFIC, any elections available with respect to the Common Shares and the IRS information reporting obligations with respect to the purchase, ownership and disposition of Common Shares of a PFIC.

Distributions

Subject to the discussion above under “Passive Foreign Investment Company Consequences,” a U.S. Holder that receives a distribution with respect to Common Shares generally will be required to include the gross amount of such distribution (before reduction for any Canadian withholding taxes withheld therefrom) in gross income as a dividend when actually or constructively received to the extent of the U.S. Holder’s pro rata share of our current and/or accumulated earnings and profits (as determined under U.S. federal income tax principles). To the extent a distribution received by a U.S. Holder is not a dividend because it exceeds the U.S. Holder’s pro rata share of our current and accumulated earnings and profits, it will be treated first as a tax-free return of capital and reduce (but not below zero) the adjusted tax basis of the U.S. Holder’s Common Shares. To the extent the distribution exceeds the adjusted tax basis of the U.S. Holder’s Common Shares, the remainder will be taxed as capital gain. Because we may not account for our earnings and profits in accordance with U.S. federal income tax principles, U.S. Holders should expect all distributions to be reported to them as dividends. Distributions on Common Shares that are treated as dividends generally will constitute income from sources outside the United States for foreign tax credit purposes and generally will constitute passive category income, such that a foreign tax credit may be available with respect to the Canadian tax paid by U.S. Holders on the distributions they receive. Such dividends will not be eligible for the “dividends received deduction” generally allowed to corporate shareholders with respect to dividends received from U.S. corporations.

Dividends paid by a “qualified foreign corporation” are eligible for taxation in the case of non-corporate U.S. Holders at a reduced long-term capital gains rate rather than the marginal tax rates generally applicable to ordinary income provided that certain requirements are met. Each non-corporate U.S. Holder is advised to consult its tax advisors regarding the availability of the reduced tax rate on dividends with regard to its particular circumstances.

A non-U.S. corporation (other than a corporation that is classified as a PFIC for the taxable year in which the dividend is paid or the preceding taxable year) generally will be considered to be a qualified foreign corporation (a) if it is eligible for the benefits of a comprehensive tax treaty with the United States which the Secretary of Treasury of the United States determines is satisfactory for purposes of this provision and which includes an exchange of information provision, or (b) with respect to any dividend it pays on Common Shares that are readily tradable on an established securities market in the United States. We believe that we qualify as a resident of Canada for purposes of, and are eligible for the benefits of, the U.S.-Canada Treaty, which the IRS has determined is satisfactory for purposes of the qualified dividend rules and that it includes an exchange of information provision, although there can be no assurance in this regard. Further, our Common Shares will generally be considered to be readily tradable on an established securities market in the United States if they remain listed on the Nasdaq. Therefore, subject to the discussion above under “— Passive Foreign Investment Company Consequences”, if the U.S. Treaty is applicable, or if the Common Shares are readily tradable on an established securities market in the United States, dividends paid on Common Shares will generally be “qualified dividend income” in the hands of non-corporate U.S. Holders, provided that certain conditions are met, including conditions relating to holding period and the absence of certain risk reduction transactions.

Sale, Exchange or Other Disposition of Common Shares

Subject to the discussion above under “Passive Foreign Investment Company Consequences,” a U.S. Holder generally will recognize capital gain or loss for U.S. federal income tax purposes upon the sale, exchange or other disposition of Common Shares in an amount equal to the difference, if any, between the amount realized (i.e., the amount of cash plus the fair market value of any property received) on the sale, exchange or other disposition and such U.S. Holder’s adjusted tax basis in the Common Shares. Such capital gain or loss generally will be long-term capital gain taxable at a reduced rate for non-corporate U.S. Holders or long-term capital loss if, on the date of sale, exchange or other disposition, the Common Shares were held by the U.S. Holder for more than one year. Any capital gain of a non-corporate U.S. Holder that is not long-term capital gain is taxed at ordinary income rates. The deductibility of capital losses is subject to limitations. Any gain or loss recognized by a U.S. Holder from the sale or other disposition of Common Shares will generally be gain or loss from sources within the United States for U.S. foreign tax credit purposes.

Net Investment Income “Medicare” Tax

Certain U.S. Holders that are individuals, estates or trusts and whose income exceeds certain thresholds generally are subject to a 3.8% Medicare tax on all or a portion of their net investment income, which may include their gross dividend income and net gains from the disposition of Common Shares. If you are a U.S. person that is an individual, estate or trust, you are encouraged to consult your tax advisors regarding the applicability of this Medicare tax to your income and gains in respect of your investment in Common Shares.

Information Reporting and Backup Withholding

U.S. Holders may be required to file certain U.S. information reporting returns with the IRS with respect to an investment in Common Shares, including, among others, IRS Form 8938 (Statement of Specified Foreign Financial Assets). As described above under “Passive Foreign Investment Company Consequences”, each U.S. Holder who is a shareholder of a PFIC must file an annual report containing certain information. U.S. Holders paying more than US$100,000 for Common Shares may be required to file IRS Form 926 (Return by a U.S. Transferor of Property to a Foreign Corporation) reporting this payment. Substantial penalties may be imposed upon a U.S. Holder that fails to comply with the required information reporting.

Dividends on and proceeds from the sale or other disposition of Common Shares may be reported to the IRS unless the U.S. Holder establishes a basis for exemption. Backup withholding may apply to amounts subject to reporting if the holder (1) fails to provide an accurate U.S. taxpayer identification number or otherwise establish a basis for exemption, or (2) is described in certain other categories of persons. However, U.S. Holders that are corporations generally are excluded from these information reporting and backup withholding tax rules. Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules generally will be allowed as a refund or a credit against a U.S. Holder’s U.S. federal income tax liability if the required information is furnished by the U.S. Holder on a timely basis to the IRS.

U.S. Holders should consult their own tax advisors regarding the backup withholding tax and information reporting rules.

EACH PROSPECTIVE INVESTOR IS URGED TO CONSULT ITS OWN TAX ADVISOR ABOUT THE TAX CONSEQUENCES TO IT OF AN INVESTMENT IN COMMON SHARES IN LIGHT OF THE INVESTOR’S OWN CIRCUMSTANCES.

10.F.Dividends and Paying Agents

Not applicable.

10.G.Statement by Experts

Not applicable.

10.H.Documents on Display

Documents concerning our Corporation referred to in this Annual Report may be viewed by appointment during normal business hours at our registered and records office at 602-2265 Upper Middle Road East, Oakville, Ontario, L6H 0G5, or by fax at (905) 481-2394.

10.I.Subsidiary Information

Not applicable.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The Corporation’s activities expose it to a variety of financial risks: credit risk, liquidity risk, and market risk (including interest rate and foreign currency risk).

(i)	Credit risk

Credit risk is the risk that one party to a financial instrument will cause a financial loss for the other party by failing to discharge an obligation. The Corporation’s financial instruments that are exposed to concentrations of credit risk relate primarily to cash and cash equivalents and accounts receivable.

(ii)	Liquidity risk

Liquidity risk is the risk that the Corporation encounters difficulty in meeting its obligations associated with financial liabilities. Liquidity risk includes the risk that, as a result of operational liquidity requirements, the Corporation will not have sufficient funds to settle a transaction on the due date; will be forced to sell financial assets at a value which is less than what they are worth; or may be unable to settle or recover a financial asset. Liquidity risk arises from accounts payable and accrued liabilities, and the lease liability. The Corporation limits its exposure to this risk by closely monitoring their cash flow.

The following table presents the contractual maturities of the financial liabilities as of December 31, 2022:

	Carrying	Payable
As at December 31, 2022	amount	within 1 year	1‑3 years	Total
Accounts payable and accrued liabilities	$9,334,158	$9,334,158	$—	$9,334,158
Lease liability	$72,871	$50,447	$22,424	$72,871
	$9,407,029	$9,384,605	$22,424	$9,407,029

(iii)	Market risk

Market risk is the risk of loss that may arise from changes in market factors, such as interest rates and foreign exchange rates.

(a)	Interest rate risk

The Corporation currently does not have any short-term or long-term debt that is variable interest bearing and, as such, the Corporation’s current exposure to interest rate risk is minimal.

(b)	Foreign currency risk

Foreign exchange risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in the foreign exchange rates. The Corporation enters into foreign currency purchase transactions and has assets that are denominated in foreign currencies and thus is exposed to the financial risk of earnings fluctuations arising from changes in foreign exchange rates and the degree of volatility of these rates. The Corporation does not currently use derivative instruments to reduce its exposure to foreign currency risk. The Corporation holds balances in U.S. dollars which could give rise to exposure to foreign exchange risk. Sensitivity to a plus or minus 10% change in the foreign exchange rate of the U.S. dollar against the Canadian dollar would affect the reported loss and comprehensive loss by approximately $4,414,000 (December 31, 2021 - $5,875,000).

ITEM 12.DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

12.A.Debt Securities

Not applicable.

12.B.Warrants and Rights

Not applicable.

12.C.Other Securities

Not applicable.

12.D.American Depositary Shares

Not applicable.

PART II

ITEM 13.DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable.

ITEM 14.MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

14.E.Use of Proceeds

Not applicable.

ITEM 15.CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

At the end of the period covered by this Annual Report, an evaluation of the effectiveness of the design and operation of the Corporation’s “disclosure controls and procedures” (as such term is defined in Rules 13a-15(e) under the Exchange Act) was carried out by the Corporation’s principal executive officer and principal financial officer. Based upon that evaluation, the Corporation’s CEO and CFO have concluded that, as of the end of the period covered by this report, the design and operation of the Corporation’s disclosure controls and procedures are effective.

It should be noted that while the Corporation’s CEO and CFO believe that the Corporation’s disclosure controls and procedures provide a reasonable level of assurance that they are effective, they do not expect that the Corporation’s disclosure controls and procedures will prevent all errors and fraud. A control system, no matter how well conceived or operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.

Management Report on Internal Control Over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting (as such term is defined in Rule 13a-15(f) and Rule 15d-15(f) under the Securities Exchange Act of 1934, as amended) and has designed such internal control over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and preparation of financial statements for external purposes in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

In designing and evaluating the Corporation’s internal control over financial reporting, the Corporation’s management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving their objectives and management necessarily applies its reasonable judgment in evaluating the cost-benefit relationship of possible controls and procedures. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Projections of any evaluation of effectiveness to future periods are subject to the risks that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies and procedures may deteriorate.

Management conducted an evaluation of the effectiveness of the Corporation’s internal control over financial reporting as of December 31, 2022. In making this assessment, management used the criteria set forth in “Internal Control – Integrated Framework (2013)” issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this evaluation, management concluded that the Corporation’s internal control over financial reporting was effective as of December 31, 2022.

Attestation Report of Independent Auditor

In accordance with the JOBS Act enacted on April 5, 2012, the Corporation qualifies as an “emerging growth company,” which entitles the Corporation to take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not EGCs. Specifically, the JOBS Act defers the requirement to have the Corporation’s independent auditor assess the Corporation’s internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act. As such, the Corporation is exempted from the requirement to include an auditor attestation report in this Annual Report for so long as the Corporation remains an EGC, which may be for as long as five years following its initial registration in the United States.

Changes in Internal Control over Financial Reporting

During the three months and year ended December 31, 2022, there were no changes in the Corporation’s internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the Corporation’s internal control over financial reporting.

ITEM 16.[RESERVED]

ITEM 16A.AUDIT COMMITTEE FINANCIAL EXPERT

The Corporation’s Audit Committee, which consists exclusively of independent Directors in accordance with Nasdaq listing requirements, is comprised of Ms. Teri Loxam (Chair), Mr. Colin Scott and Mr. Michael J. Willner. The Board of Directors has determined that each meet the independence requirements for Directors, including the heightened independence standards for members of the audit committee under Rule 10A-3 under the Exchange Act. The Board has determined that Ms. Teri Loxam is “financially literate” within the meaning of Nasdaq listing requirements and an “audit committee financial expert” as defined by Rule 10A-3 under the Exchange Act. For a description of the education and experience of each member of the Audit Committee, see “Item 6A. Directors, Senior Management and Employees.”

ITEM 16B.CODE OF ETHICS

The Corporation has adopted a Code of Business Conduct and Ethics, attached hereto as Exhibit 11.1, applicable to all of its Directors, officers and employees, including its CEO and CFO, which is a “code of ethics” as defined in section 406(c) of the Sarbanes-Oxley Act. The Code of Business Conduct and Ethics sets out the fundamental values and standards of behavior that the Corporation expects from our Directors, officers, and employees with respect to all aspects of its business.

If the Corporation grants any waiver of the Code of Business Conduct and Ethics, whether explicit or implicit, to a director or executive officer, it will be promptly disclosed as required by any applicable law or applicable rules and guidelines of any stock exchange on which the securities of the Corporation are listed.

The Corporate Governance and Compensation Committee is responsible for reviewing and evaluating the Code of Business Conduct and Ethics periodically and will recommend any necessary or appropriate changes thereto to the Board for consideration. The Corporate Governance and Compensation will also assist the Board of Directors with the monitoring of compliance with the Code of Business Conduct and Ethics.

ITEM 16C.PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth information regarding the amount billed and accrued to the Corporation by BDO Canada LLP, for the fiscal years ended December 31, 2021 and 2022:

Services	2021		2022
Audit Fees(1)		$277,800		$248,000
Audit-Related Fees(2)	$	nil	$	nil
Tax Fees(3)	$	nil		$8,000
Other Fees(4)	$	nil	$	nil

Notes:

(1)	“Audit fees” means the aggregate fees billed for professional services rendered by our principal accounting firm for the audit of the Corporation’s annual financial statements and the review of its comparative interim financial statements.
(2)	“Audit-related fees” means the aggregate fees billed for professional services rendered by the Corporation’s principal accounting firm for the assurance and related services, which mainly included the audit and review of financial statements and are not reported under “Audit fees” above.
(3)	“Tax fees” means the aggregate fees billed for professional services rendered by the Corporation’s principal accounting firm for tax compliance, tax advice and tax planning.
(4)	“Other fees” means the aggregate fees incurred in each of the fiscal years listed for the professional tax services rendered by the Corporation’s principal accounting firm other than services reported under “Audit fees,” “Audit-related fees” and “Tax fees.”

The policy of the Corporation’s Audit Committee is to pre-approve all non-audit services provided by BDO Canada LLP, its independent registered public accounting firm, including audit services, audit-related services, tax services, and other services as described above.

ITEM 16D.EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not Applicable.

ITEM 16E.PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Not Applicable.

ITEM 16F.CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16G.CORPORATE GOVERNANCE

As a Canadian corporation listed on Nasdaq, we are not required to comply with certain Nasdaq corporate governance standards. Section 5615(a)(3) of the Nasdaq Stock Market Rules permits Nasdaq to grant exemptions to a foreign private issuer for certain provisions of the Rule 5600 series, Rule 5250(b)(3) and Rule 5250(d). We are organized under the laws of Ontario, Canada, and our Common Shares are listed for trading on the Toronto Stock Exchange (“TSX”). We comply with the applicable laws of Canada and rules and regulations of the TSX, including rules related to corporate governance practices. A description of the significant ways in which our corporate governance practices differ from those followed by U.S. domestic companies pursuant to the Nasdaq Stock Market Rules is as follows:

Quorum Requirements: Rule 5620(c) of the Nasdaq Stock Market Rules requires that the minimum quorum requirement for any meeting of a company’s shareholders be 33 1/3% of the outstanding voting shares. In addition, Rule 5620(c) requires that an issuer listed on Nasdaq state its quorum requirement in its bylaws. Our quorum requirement for a meeting of shareholders is set forth in our By-Law No. 1, which requires at least one person holding or representing by proxy not less than 25% percent of our outstanding common shares entitled to vote at the meeting.

The foregoing is consistent with the applicable laws in Canada and the rules of the TSX.

ITEM 16H.MINE SAFETY DISCLOSURE

Not applicable.

ITEM 16I.DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

PART III

ITEM 17:FINANCIAL STATEMENTS

Refer to Item 18. Financial Statements

ITEM 18:FINANCIAL STATEMENTS

Financial Statements Filed as Part of this Annual Report:

Audited Annual Consolidated Financial Statements for the years ended December 31, 2022, 2021 and 2020:

Report of Independent Registered Public Accounting Firm, dated March 28, 2023 (PCAOB ID# 01227);

Consolidated Statements of Financial Position as at December 31, 2022 and 2021;

Consolidated Statements of Loss and Comprehensive Loss for the years ended December 31, 2022, 2021 and 2020;

Consolidated Statements of Changes in Equity for the years ended December 31, 2022, 2021 and 2020;

Consolidated Statements of Cash Flows for the years ended December 31, 2022, 2021 and 2020;

Notes to the Consolidated Financial Statements.

CARDIOL THERAPEUTICS INC.

CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2022, 2021 AND 2020 (EXPRESSED IN CANADIAN DOLLARS)

Tel: 514-931-0841 Fax: 514-931-9491 www.bdo.ca	BDO Canada s.r.l./S.E.N.C.R.L./LLP 1000 De La Gauchetière Street West Suite 200 Montréal, Québec H3B 4W5

Report of Independent Registered Public Accounting Firm

Shareholders and Board of Directors

Cardiol Therapeutics Inc.

Oakville, Canada

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statements of financial position of Cardiol Therapeutics Inc. (the “Company”) as at December 31, 2022 and 2021, the related consolidated statements of loss and comprehensive loss, changes in equity, and cash flows for each of the three years in the period ended December 31, 2022, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2022 and 2021, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2022, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ BDO Canada s.r.l./S.E.N.C.R.L./LLP

We have served as the Company's auditor since 2018.

Montréal, Canada

March 28, 2023

Cardiol Therapeutics Inc.

Consolidated Statements of Financial Position

(Expressed in Canadian Dollars)

	As at	As at
	December 31,	December 31,
	2022	2021
ASSETS
Current assets
Cash and cash equivalents (note 6)	$59,469,868	$83,899,070
Accounts receivable	209,923	65,739
Other receivables	270,274	341,388
Prepaid expenses (note 17)	1,487,913	2,834,192
Total current assets	61,437,978	87,140,389

Non-current assets
Property and equipment (note 7)	295,738	356,493
Intangible assets (note 8)	294,802	379,246
Total assets	$62,028,518	$87,876,128

EQUITY AND LIABILITIES
Current liabilities
Accounts payable and accrued liabilities (note 17)	$9,334,158	$4,859,352
Current portion of lease liability (note 9)	50,447	44,708
Derivative liability (note 10)	419,901	6,661,122
Total current liabilities	9,804,506	11,565,182

Non-current liabilities
Lease liability (note 9)	22,424	72,871
Total liabilities	9,826,930	11,638,053

Equity
Share capital (note 11)	147,545,399	142,918,829
Warrants (note 13)	3,517,867	4,176,780
Contributed surplus	15,586,832	12,660,329
Deficit	(114,448,510)	(83,517,863)
Total equity	52,201,588	76,238,075
Total equity and liabilities	$62,028,518	$87,876,128

The accompanying notes to the consolidated financial statements are an integral part of these consolidated financial statements.

Commitments (notes 8 and 15)

Approved on behalf of the Board:

“David Elsley”, Director	“Guillermo Torre-Amione”, Director

Cardiol Therapeutics Inc.

Consolidated Statements of Loss and Comprehensive Loss

(Expressed in Canadian Dollars)

	Year Ended	Year Ended	Year Ended
	December 31,	December 31,	December 31,
	2022	2021	2020
Revenue
Sales	$—	$78,760	$—
Operating expenses (notes 12, 16, 17)
General and administration	$22,373,798	$27,873,140	$10,087,610
Research and development	18,962,080	10,870,421	10,602,851
Loss before other income (expenses)	(41,335,878)	(38,664,801)	(20,690,461)
Interest income (note 6)	1,237,632	106,001	76,583
Gain (loss) on foreign exchange	2,761,935	1,892,023	(34,455)
Change in derivative liability (note 10)	6,241,221	4,916,304	—
Other income (note 18)	164,443	112,229	7,398
Net loss and comprehensive loss for the year	$(30,930,647)	$(31,638,244)	$(20,640,935)

Basic and diluted net loss per share (note 14)	$(0.49)	$(0.73)	$(0.69)
Weighted average number of common shares outstanding	62,505,982	43,222,819	29,857,136

The accompanying notes to the consolidated financial statements are an integral part of these consolidated financial statements.

Cardiol Therapeutics Inc.

Consolidated Statements of Cash Flows

(Expressed in Canadian Dollars)

	Year Ended	Year Ended	Year Ended
	December 31,	December 31,	December 31,
	2022	2021	2020
Operating activities
Net loss and comprehensive loss for the year	$(30,930,647)	$(31,638,244)	$(20,640,935)
Non-cash adjustments for:
Depreciation of property and equipment	135,464	135,977	145,095
Amortization of intangible assets	84,444	84,444	84,444
Share-based compensation (note 12)	5,013,185	8,497,830	2,765,059
Change in derivative liability	(6,241,221)	(4,916,304)	—
Unrealized foreign exchange (gain) loss on cash	(2,919,786)	11,129	56,029
Accretion on lease liability	9,226	12,929	16,286
Shares for services	525,200	4,112,647	49,712
Research expenses settled through warrant exercise	1,355,775	83,421	78,992
Changes in non-cash working capital items:
Accounts receivable	(144,184)	(59,946)	5,873
Other receivables	71,114	(127,258)	702,072
Prepaid expenses	1,346,279	(2,147,333)	(64,142)
Prepaid inventory	—	—	4,745,148
Inventory	—	17,968	1,100,780
Accounts payable and accrued liabilities	4,474,806	2,393,090	1,826,186
Net cash used in operating activities	(27,220,345)	(23,539,650)	(9,129,401)
Investing activities
Purchase of property and equipment	(74,709)	(12,916)	(40,602)
Net cash used in investing activities	(74,709)	(12,916)	(40,602)
Financing activities
Issuance of units	—	84,083,757	17,250,000
Share issuance costs	—	(5,240,756)	(1,088,190)
Issuance of warrants, net of issuance costs	—	8,147	—
Proceeds from stock options exercised	—	2,837,083	—
Proceeds from warrants exercised	—	11,801,263	183,678
Payment of lease liability	(53,934)	(51,916)	(50,472)
Net cash provided by (used in) financing activities	(53,934)	93,437,578	16,295,016
Net change in cash and cash equivalents	(27,348,988)	69,885,012	7,125,013
Cash and cash equivalents, beginning of year	83,899,070	14,025,187	6,956,203
Impact of foreign exchange on cash and cash equivalents	2,919,786	(11,129)	(56,029)
Cash and cash equivalents, end of year	$59,469,868	$83,899,070	$14,025,187

The accompanying notes to the consolidated financial statements are an integral part of these consolidated financial statements.

Cardiol Therapeutics Inc.

Consolidated Statements of Changes in Equity

(Expressed in Canadian Dollars)

	Share capital			Contributed
	Number	Amount	Warrants	surplus	Deficit	Total
Balance, December 31, 2019	25,877,686	$39,413,506	$1,731,250	$4,765,965	$(31,238,684)	$14,672,037
Issuance of units	6,900,000	13,446,249	3,803,751	—	—	17,250,000
Share issuance costs	—	(1,243,485)	155,295	—	—	(1,088,190)
Fair value of expired warrants	—	—	(1,234,749)	1,234,749	—	—
Warrants exercised	65,191	162,226	21,452	—	—	183,678
Fair value of warrants exercised	—	95,263	(95,263)	—	—	—
Shares for services	17,414	49,712	—	—	—	49,712
Share-based compensation (note 12)	—	—	—	2,765,059	—	2,765,059
Fair value of warrants earned	—	—	78,992	—	—	78,992
Net loss and comprehensive loss for the year	—	—	—	—	(20,640,935)	(20,640,935)
Balance, December 31, 2020	32,860,291	$51,923,471	$4,460,728	$8,765,773	$(51,879,619)	$13,270,353
Issuance of units	22,462,000	68,714,131	3,792,200	—	—	72,506,331
Issuance of warrants, net of issuance costs	—	—	8,147	—	—	8,147
Share issuance costs	—	(5,003,222)	(237,534)	—	—	(5,240,756)
Fair value of expired warrants	—	—	(75,886)	75,886	—	—
Options exercised	998,333	2,837,083	—	—	—	2,837,083
Fair value of options exercised	—	1,357,160	—	(1,357,160)	—	—
Warrants exercised	3,675,283	11,656,287	144,976	—	—	11,801,263
Fair value of warrants exercised	—	3,999,272	(3,999,272)	—	—	—
Shares for services	1,227,092	4,112,647	—	—	—	4,112,647
Share-based compensation (note 12)	—	—	—	8,497,830	—	8,497,830
Fair value of warrants earned	—	—	83,421	—	—	83,421
Performance share units exercised	700,000	3,322,000	—	(3,322,000)	—	—
Net loss and comprehensive loss for the year	—	—	—	—	(31,638,244)	(31,638,244)
Balance, December 31, 2021	61,922,999	$142,918,829	$4,176,780	$12,660,329	$(83,517,863)	$76,238,075
Restricted share units exercised	376,622	526,682	—	(526,682)	—	—
Warrants exercised	503,672	2,014,688	(2,014,688)	—	—	—
Shares for services	239,243	525,200	—	—	—	525,200
Share-based compensation (note 12)	—	—	—	5,013,185	—	5,013,185
Fair value of warrants earned	—	—	1,355,775	—	—	1,355,775
Performance share units exercised	1,000,000	1,560,000	—	(1,560,000)	—	—
Net loss and comprehensive loss for the year	—	—	—	—	(30,930,647)	(30,930,647)
Balance, December 31, 2022	64,042,536	$147,545,399	$3,517,867	$15,586,832	$(114,448,510)	$52,201,588

The accompanying notes to the consolidated financial statements are an integral part of these consolidated financial statements.

Cardiol Therapeutics Inc.

Notes to Consolidated Financial Statements

Years Ended December 31, 2022, 2021 and 2020

(Expressed in Canadian Dollars)

1.	Nature of operations

Cardiol Therapeutics Inc. (the “Corporation”) was incorporated under the laws of the Province of Ontario on January 19, 2017. The Corporation’s registered and legal office is located at 2265 Upper Middle Rd. E., Suite 602, Oakville, Ontario, L6H 0G5, Canada.

The Corporation is a clinical-stage life sciences company focused on the research and clinical development of anti-inflammatory and anti-fibrotic therapies for the treatment of heart disease. The Corporation’s lead drug candidate, CardiolRx™ (cannabidiol) oral solution, is pharmaceutically manufactured and in clinical development for use in the treatment of heart disease.

On December 20, 2018, the Corporation completed its initial public offering (the “IPO”) on the Toronto Stock Exchange (the “TSX”). As a result, the Corporation’s common shares commenced trading on that date on the TSX under the symbol “CRDL”, and on May 12, 2021, warrants commenced trading under the symbol “CRDL.WT.A”. On August 10, 2021, the Corporation’s common shares commenced trading on the Nasdaq Capital Market (“Nasdaq”) under the symbol “CRDL”.

2.Significant accounting policies

(a)	Statement of compliance

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and interpretations of the International Financial Reporting Interpretations Committee (“IFRIC”).

These consolidated financial statements have been prepared on a historical cost basis. In addition, these consolidated financial statements have been prepared using the accrual basis of accounting except for cash flow information.

The policies applied in these consolidated financial statements are based on IFRSs issued and outstanding as of March 28, 2023, the date the Board of Directors approved the statements.

(b)Basis of consolidation

These consolidated financial statements consolidate the accounts of the Corporation and its wholly owned subsidiary, Cardiol Therapeutics USA Inc. ("Cardiol USA"), incorporated under the laws of Delaware. Control exists when the Corporation has the power, directly or indirectly, to govern the financial and operating policies of an entity so as to obtain benefits from its activities. The subsidiary is fully consolidated from the date on which control is obtained by the Corporation and is de-consolidated from the date control ceases. Intercompany transactions and balances are eliminated.

(c)Functional and presentation currency

These consolidated financial statements are presented in Canadian dollars, being the functional currency of the Corporation. The functional currency for the Corporation is determined by the currency of the primary economic environment in which it operates (“the functional currency”).

At the end of each reporting year, monetary assets and liabilities denominated in foreign currencies are translated at the rates of exchange prevailing at that date; non-monetary assets and liabilities carried at fair value that are denominated in foreign currencies are translated at the rates of exchange prevailing at the date when fair value was determined; and non-monetary assets and liabilities that are measured in terms of historical cost in a foreign currency are not retranslated. Such exchange differences arising from retranslation at year-end are recognized in the statement of loss and comprehensive loss.

Cardiol Therapeutics Inc.

Notes to Consolidated Financial Statements

Years Ended December 31, 2022, 2021 and 2020

(Expressed in Canadian Dollars)

2.	Significant accounting policies (continued)
(d)	Financial instruments

Recognition

The Corporation recognizes a financial asset or financial liability on the statement of financial position when it becomes party to the contractual provisions of the financial instrument. Financial assets are initially measured at fair value and are derecognized either when the Corporation has transferred substantially all the risks and rewards of ownership of the financial asset, or when cash flows expire. Financial liabilities are initially measured at fair value and are derecognized when the obligation specified in the contract is discharged, cancelled, or expired.

A write-off of a financial asset (or a portion thereof) constitutes a derecognition event. A write-off occurs when the Corporation has no reasonable expectations of recovering the contractual cash flows on a financial asset.

Classification and Measurement

The Corporation determines the classification of its financial instruments at initial recognition. Financial assets and financial liabilities are classified according to the following measurement categories:

●	those to be measured subsequently at fair value, either through profit or loss (“FVTPL”) or through other comprehensive income (“FVTOCI”); and,
●	those to be measured subsequently at amortized cost.

The classification and measurement of financial assets after initial recognition at fair value depends on the business model for managing the financial asset and the contractual terms of the cash flows. Financial assets that are held within a business model whose objective is to collect the contractual cash flows, and that have contractual cash flows that are solely payments of principal and interest on the principal outstanding, are generally measured at amortized cost at each subsequent reporting period. All other financial assets are measured at their fair values at each subsequent reporting period, with any changes recorded through profit or loss or through other comprehensive income (which designation is made as an irrevocable election at the time of recognition).

After initial recognition at fair value, financial liabilities are classified and measured at either:

●	amortized cost;
●	FVTPL, if the Corporation has made an irrevocable election at the time of recognition, or when required (for items such as instruments held for trading or derivatives); or,
●	FVTOCI, when the change in fair value is attributable to changes in the Corporation’s credit risk.

The Corporation reclassifies financial assets when and only when its business model for managing those assets changes. Financial liabilities are not reclassified.

Transaction costs that are directly attributable to the acquisition or issuance of a financial asset or financial liability classified as subsequently measured at amortized cost are included in the fair value of the instrument on initial recognition. Transaction costs for financial assets and financial liabilities classified at fair value through profit or loss are expensed in profit or loss.

Cardiol Therapeutics Inc.

Notes to Consolidated Financial Statements

Years Ended December 31, 2022, 2021 and 2020

(Expressed in Canadian Dollars)

2.Significant accounting policies (continued)

(d)Financial instruments (continued)

Classification and Measurement (continued)

The Corporation’s financial assets consist of cash and cash equivalents and accounts receivable, which are classified and measured at amortized cost. The Corporation’s financial liabilities consist of accounts payable and accrued liabilities, and lease liability which are classified and measured at amortized cost, and derivative liabilities which are classified and measured at FVTPL.

Impairment

The Corporation assesses all information available, including on a forward-looking basis the expected credit losses associated with any financial assets carried at amortized cost. The impairment methodology applied depends on whether there has been a significant increase in credit risk. To assess whether there is a significant increase in credit risk, the Corporation compares the risk of a default occurring on the asset as at the reporting date with the risk of default as at the date of initial recognition based on all information available, and reasonable and supportive forward-looking information.

(e)	Impairment of non-financial assets

At the end of each reporting period, the Corporation reviews the carrying amounts of its non-financial assets to determine whether there is any indication that those assets have suffered an impairment loss. Where such an indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment loss. The recoverable amount is the higher of an asset’s fair value less cost to sell and its value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. If the recoverable amount of an asset is estimated to be less than its carrying amount, the carrying amount of the asset is reduced to its recoverable amount. An impairment loss is recognized immediately in the statement of loss and comprehensive loss.

(f)	Property and equipment

Property and equipment are stated at cost, less accumulated depreciation and accumulated impairment losses. The initial cost of an asset comprises its purchase price or construction cost, any costs directly attributable to bringing the asset into operation, the initial estimate of the rehabilitation obligation, and for qualifying assets, borrowing costs. The purchase price or construction cost is the aggregate amount paid and fair value of any other consideration given to acquire the asset. When parts of an item of property and equipment have different useful lives, they are accounted for as separate items (major components) of property and equipment.

Property and equipment are amortized as follows:

Computer equipment	30% per annum
Office equipment	20% per annum
Equipment	30% per annum
Right-of-use asset	straight-line basis over the 5-year term of the lease
Leasehold improvements	straight-line basis over the 5-year term of the lease

Cardiol Therapeutics Inc.

Notes to Consolidated Financial Statements

Years Ended December 31, 2022, 2021 and 2020

(Expressed in Canadian Dollars)

2.Significant accounting policies (continued)

(f)	Property and equipment (continued)

An item of property and equipment and any significant part initially recognized is derecognized upon disposal or when no future economic benefits are expected from its use or disposal. Any gain or loss arising on derecognition of the asset (calculated as the difference between the net disposal proceeds and the carrying amount of the asset) is included in the statement of loss and comprehensive loss when the asset is derecognized. The assets’ residual values, useful lives, and methods of depreciation are reviewed each reporting period, and adjusted prospectively if appropriate.

(g)	Cash and cash equivalents

Cash and cash equivalents in the statements of financial position comprise cash at banks and short-term bank deposits with original maturity of three months or less. The Corporation’s cash is invested with major financial institutions in business accounts that are available on demand by the Corporation for its programs.

(h)Research and development costs

Expenditure on research activities, undertaken with the prospect of gaining new scientific or technical knowledge and understanding, is expensed as incurred. Development activities involve a plan or design for the production of new or substantially improved products and processes. A development expenditure is capitalized only if development costs can be measured reliably, the product or process is technically and commercially feasible, future economic benefits are probable and the Company intends to and has sufficient resources to complete development and to use or sell the asset. These criteria are usually met when a regulatory filing has been made in a major market and approval is considered highly probable. The expenditure capitalized includes the cost of materials, direct labour, and overhead costs that are directly attributable to preparing the asset for its intended use.

During the years ended December 31, 2022, 2021 and 2020, no development expenditures were capitalized.

(i)	Revenue recognition

The Corporation recognizes revenue from customers when control of the goods is transferred to the customer, at an amount that reflects the consideration to which the Corporation expects to be entitled in exchange for those goods. Sales tax collected from customers and remitted to governmental authorities are accounted for on a net basis and therefore are excluded from revenues in the statements of loss and comprehensive loss. Contracts are not written to include advertising allowances, tiered discounts, or any other performance obligation. Since there is only a single performance obligation, there is no allocation of the transaction price.

Per Corporation policy, any product that does not meet the contract mandated standards can be returned within the first 5 days of delivery in exchange for another product or for a full refund. The Corporation accounts for customer returns utilizing the “expected value method.”

Expected amounts are excluded from revenue and recorded as a “refund liability” that represents the Corporation’s obligation to return the customer’s consideration. Estimates are based on actual historical data. Under IFRS 15, the Corporation must also recognize a “return asset” for the value of goods recovered. The Corporation currently destroys all returned product for safety and quality purposes, and as such, no return asset is recognized.

Cardiol Therapeutics Inc.

Notes to Consolidated Financial Statements

Years Ended December 31, 2022, 2021 and 2020

(Expressed in Canadian Dollars)

2.Significant accounting policies (continued)

(j)Income taxes

Income tax on the profit or loss for the years presented comprises current and deferred tax. Income tax is recognized in profit or loss except to the extent that it relates to items recognized directly in equity, in which case it is recognized in equity.

Current tax expense is the expected tax payable on the taxable income for the year, using tax rates enacted or substantively enacted at year end, adjusted for amendments to tax payable with regards to previous years.

Deferred tax is provided using the asset and liability method, providing for temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. Temporary differences are not provided for goodwill not deductible for tax purposes and the initial recognition of assets or liabilities that affect neither accounting nor taxable profit. The amount of deferred tax provided is based on the expected manner of realization or settlement of the carrying amount of assets and liabilities, using tax rates enacted or substantively enacted at the financial position reporting date.

A deferred tax asset is recognized only to the extent that it is probable that future taxable profits will be available against which the asset can be utilized. To the extent that the Corporation does not consider it probable that a deferred tax asset will be recovered, it provides a valuation allowance against that excess.

(k)	Loss per share

The Corporation presents basic and diluted loss per share data for its common shares, calculated by dividing the loss attributable to common shareholders of the Corporation by the weighted average number of common shares outstanding during the year. Diluted loss per share is determined by adjusting the loss attributable to common shareholders and the weighted average number of common shares outstanding for the effects of all instruments outstanding that may add to the total number of common shares.

(l)	Intangible assets

Intangible assets are stated at cost, less accumulated amortization and accumulated impairment losses. Intangible assets with finite useful lives are amortized over their estimated useful lives. The exclusive global license's useful life is 9 years.

(m)	Share-based transactions

The fair value of share-based transactions are recognized as an expense with a corresponding increase in equity. An individual is classified as an employee when the individual is an employee for legal or tax purposes (direct employee) or provides services similar to those performed by a direct employee, including directors of the Corporation.

The fair value of stock options issued to employees is measured at the grant date and recognized on a graded-vesting basis over the period during which the options vest. Stock options issued to non-employees are measured at the fair value of the goods or services received or the fair value of the equity instruments issued if it is determined the fair value of the goods or services cannot be reliably measured, and are recorded at the date the goods or services are received. The fair value of the options granted to employees is measured using the Black-Scholes option pricing model, taking into account the terms and conditions upon which the options were granted. Consideration paid for the shares on the exercise of stock options is credited to share capital. At each financial position reporting date, the amount recognized as an expense is adjusted to reflect the actual number of share options that are expected to vest.

Cardiol Therapeutics Inc.

Notes to Consolidated Financial Statements

Years Ended December 31, 2022, 2021 and 2020

(Expressed in Canadian Dollars)

2.Significant accounting policies (continued)

(n)	Inventory

Inventories are valued at the lower of cost and net realizable value. The cost of raw materials is determined on a specific identification basis for materials that are segregated for a specific project and otherwise on a first-in, first-out basis.

(o)	Investment tax credits

The investment tax credits (“ITC”) are amounts considered recoverable from the Canadian federal and provincial governments under the Scientific Research & Experimental Development (“SR&ED”) incentive program. The amounts claimed under the program represent amounts based on management estimates of eligible research and development costs incurred during the year. Realization is subject to government approval. Refundable ITCs claimed relating to qualifying expenditures are recorded to other income.

3.Significant accounting judgements and estimates

The preparation of these consolidated financial statements requires management to make certain estimates, judgments, and assumptions that affect the reported amounts of assets and liabilities at the date of the consolidated financial statements and reported amounts of expenses during the reporting period. Actual outcomes could differ from these estimates. These consolidated financial statements include estimates that, by their nature, are uncertain. The impacts of such estimates are pervasive throughout the consolidated financial statements and may require accounting adjustments based on future occurrences. Revisions to accounting estimates are recognized in the period in which the estimate is revised and in future periods, if the revision affects both current and future periods. These estimates are based on historical experience, current and future economic conditions, and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

Critical accounting estimates

Significant assumptions about the future that management has made that could result in a material adjustment to the carrying amounts of assets and liabilities, in the event that actual results differ from assumptions made, relate to, but are not limited to, the following:

●	the inputs used in the Black-Scholes valuation model, including unobservable assumptions when the Corporation was private at the time of issuance of certain equity instruments (share price and volatility), in accounting for share-based payment transactions;
●	the valuation of the derivative liability;
●	the estimate of the percentage of completion of certain research and development agreements;
●	the valuation of income tax accounts; and
●	the initial valuation and estimated useful lives of intangible assets.

Critical accounting judgments

●	management applied judgment in determining the functional currency of the Corporation as Canadian dollars;
●	management applied judgment in determining the Corporation’s ability to continue as a going concern. The Corporation has incurred significant losses since inception. Management determined that a material going concern uncertainty does not exist due to the sufficient working capital to support their planned expenditure levels. Additional financing may come from product sales, licensing arrangements, research and commercial development partnerships, government grants, and/or corporate finance arrangements; and
●	management’s assessment that no impairment exists for intangible assets, based on the facts and circumstances that existed during the period.

Cardiol Therapeutics Inc.

Notes to Consolidated Financial Statements

Years Ended December 31, 2022, 2021 and 2020

(Expressed in Canadian Dollars)

4.Capital risk management

The Corporation manages its capital to ensure sufficient financial flexibility to achieve the ongoing business objectives including research activities, funding of future growth opportunities and pursuit of acquisitions.

The Corporation monitors its capital structure and makes adjustments according to market conditions in an effort to meet its objectives given the current outlook of the business and industry in general. The Corporation may manage its capital structure by issuing new shares, repurchasing outstanding shares, adjusting capital spending, or disposing of assets. The capital structure is reviewed by management and the Board of Directors on an ongoing basis.

The Corporation considers its capital to be equity, comprising share capital, warrants, and contributed surplus less accumulated deficit, which at December 31, 2022 totaled $52,201,588 (December 31, 2021 - $76,238,075).

The Corporation manages capital through its financial and operational forecasting processes. The Corporation reviews its working capital and forecasts its future cash flows based on operating expenditures, and other investing and financing activities. The forecast is updated based on activities related to its research programs and reviewed with the Board of Directors of the Corporation.

The Corporation is not currently subject to any capital requirements imposed by a lending institution or regulatory body. The Corporation expects that its capital resources will be sufficient to discharge its liabilities as of the current statement of financial position date.

5.Financial instruments and risk management

Fair value

The Corporation provides information about its financial instruments measured at fair value at one of three levels according to the relative reliability of the inputs used to estimate the fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities and the lowest priority to unobservable inputs. The three levels of the fair value hierarchy are as follows:

●	Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities;
●	Level 2: inputs other than quotes prices included in Level 1 that are observable for the asset or liability, either directly (i.e., as prices) or indirectly (i.e., derived from prices); and
●	Level 3: inputs for the asset or liability that are not based on observable market data (unobservable inputs).

The Corporation’s derivative liabilities are measured at fair value Level 3 (see note 10). The fair value of all other financial instruments approximates their carrying amounts due to the relatively short period to maturity.

Financial risks

The Corporation’s activities expose it to a variety of financial risks: credit risk, liquidity risk, and market risk (including interest rate and foreign currency risk).

There were no changes to credit risk, liquidity risk, or market risk for the year ended December 31, 2022.

Risk management is carried out by the Corporation’s management team under policies approved by the Board of Directors. The Board of Directors also provides regular guidance for overall risk management.

Cardiol Therapeutics Inc.

Notes to Consolidated Financial Statements

Years Ended December 31, 2022, 2021 and 2020

(Expressed in Canadian Dollars)

5.Financial instruments and risk management (continued)

(i)	Credit risk

Credit risk is the risk that one party to a financial instrument will cause a financial loss for the other party by failing to discharge an obligation. The Corporation’s financial instruments that are exposed to concentrations of credit risk relate primarily to cash and cash equivalents and accounts receivable.

The Corporation mitigates its risk by maintaining its funds with large reputable financial institutions, from which management believes the risk of loss to be minimal. Accounts receivable includes interest receivable relating to guaranteed investment certificates held with large reputable financial institutions, as well as trade receivables. The Corporation’s management considers that all the above financial assets are of good credit quality.

(ii)	Liquidity risk

Liquidity risk is the risk that the Corporation encounters difficulty in meeting its obligations associated with financial liabilities. Liquidity risk includes the risk that, as a result of operational liquidity requirements, the Corporation will not have sufficient funds to settle a transaction on the due date; will be forced to sell financial assets at a value which is less than what they are worth; or may be unable to settle or recover a financial asset. Liquidity risk arises from accounts payable and accrued liabilities, and the lease liability. The Corporation limits its exposure to this risk by closely monitoring their cash flow.

The following table presents the contractual maturities of the financial liabilities as of December 31, 2022:

	Carrying	Payable
As at December 31, 2022	amount	within 1 year	1-3 years	Total
Accounts payable and accrued liabilities	$9,334,158	$9,334,158	$—	$9,334,158
Lease liability	72,871	50,447	22,424	72,871
	$9,407,029	$9,384,605	$22,424	$9,407,029

(iii)	Market risk

Market risk is the risk of loss that may arise from changes in market factors, such as interest rates and foreign exchange rates.

(a)	Interest rate risk

The Corporation currently does not have any short-term or long-term debt that is variable interest bearing and, as such, the Corporation’s current exposure to interest rate risk is minimal.

(b)	Foreign currency risk

Foreign exchange risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in the foreign exchange rates. The Corporation enters into foreign currency purchase transactions and has assets that are denominated in foreign currencies and thus is exposed to the financial risk of earnings fluctuations arising from changes in foreign exchange rates and the degree of volatility of these rates. The Corporation does not currently use derivative instruments to reduce its exposure to foreign currency risk.

The Corporation holds balances in U.S. dollars which could give rise to exposure to foreign exchange risk. Sensitivity to a plus or minus 10% change in the foreign exchange rate of the U.S. dollar against the Canadian dollar would affect the reported loss and comprehensive loss by approximately $4,414,000 (December 31, 2021 - $5,875,000, December 31, 2020 - $219,000).

Cardiol Therapeutics Inc.

Notes to Consolidated Financial Statements

Years Ended December 31, 2022, 2021 and 2020

(Expressed in Canadian Dollars)

6.Cash and cash equivalents

Interest earned on cash and cash equivalents for the year ended December 31, 2022 amounted to $1,237,632 (December 31, 2021 - $106,001, December 31, 2020 - $76,583). Cash and cash equivalents include a cashable Guaranteed Investment Certificate totaling $61,875 earning interest of 0.5% per annum and maturing on December 4, 2023 (December 31, 2021 - cashable Guaranteed Investment Certificate totaling $61,568 earning interest of 0.5% per annum and maturing on December 4, 2022). The Guaranteed Investment Certificate may be redeemed prior to maturity without penalty.

7.Property and equipment

	Right-of-		Leasehold	Office	Computer
Cost	use asset	Equipment	improvements	equipment	equipment	Total
Balance, December 31, 2020	$200,319	$123,058	$237,248	$65,716	$74,619	$700,960
Additions	—	7,712	—	—	5,204	12,916
Balance, December 31, 2021	200,319	130,770	237,248	$65,716	$79,823	$713,876
Additions	—	41,094	—	1,148	32,467	74,709
Balance, December 31, 2022	$200,319	$171,864	$237,248	$66,864	$112,290	$788,585

	Right-of-		Leasehold	Office	Computer
Accumulated Depreciation	use asset	Equipment	improvements	equipment	equipment	Total
Balance, December 31, 2020	$63,441	$53,052	$55,032	$15,644	$34,237	$221,406
Depreciation for the year	40,068	22,159	50,840	10,015	12,895	135,977
Balance, December 31, 2021	$103,509	$75,211	$105,872	$25,659	$47,132	$357,383
Depreciation for the year	40,068	19,750	50,840	8,069	16,737	135,464
Balance, December 31, 2022	$143,577	$94,961	$156,712	$33,728	$63,869	$492,847

	Right-of-		Leasehold	Office	Computer
Carrying value	use asset	Equipment	improvements	equipment	equipment	Total
Balance, December 31, 2021	$96,810	$55,559	$131,376	$40,057	$32,691	$356,493
Balance, December 31, 2022	$56,742	$76,903	$80,536	$33,136	$48,421	$295,738

8.Intangible assets

Exclusive global
Cost	license agreement
Balance, December 31, 2020, December 31, 2021, and December 31, 2022	$767,228

Exclusive global
Accumulated Amortization	license agreement
Balance, December 31, 2020	$303,538
Amortization for the year	84,444
Balance, December 31, 2021	$387,982
Amortization for the year	84,444
Balance, December 31, 2022	$472,426

Exclusive global
Carrying Value	license agreement
Balance, December 31, 2021	$379,246
Balance, December 31, 2022	$294,802

Cardiol Therapeutics Inc.

Notes to Consolidated Financial Statements

Years Ended December 31, 2022, 2021 and 2020

(Expressed in Canadian Dollars)

8.Intangible assets (continued)

Exclusive global agreement (“Meros License Agreement”)

In 2017, the Corporation was granted by Meros Polymers Inc. (“Meros”) the sole, exclusive, irrevocable license to patented nanotechnologies for use with any drugs to diagnose, or treat, cardiovascular disease, cardiopulmonary disease, and cardiac arrhythmias. Meros is focused on the advancement of nanotechnologies developed at the University of Alberta.

Under the Meros License Agreement, Cardiol agreed to certain milestones and milestone payments, including the following: (i) payment of $100,000 upon enrolling the first patient in a Phase IIB clinical trial designed to investigate the safety and indications of efficacy of one of the licensed technologies; (ii) payment of $500,000 upon enrolling the first patient in a Pivotal Phase III clinical trial designed to investigate the safety and efficacy of one of the licensed technologies; (iii) $1,000,000 upon receiving regulatory approval from the FDA for any therapeutic and/or prophylactic treatment incorporating the licensed technologies. Cardiol also agreed to pay Meros the following royalties:

(a)5% of worldwide proceeds of net sales of the licensed technologies containing cannabinoids, excluding non-royalty sub-license income in (b) below, that Cardiol receives from human and animal disease indications and derivatives as outlined in the Meros License Agreement;
(b)7% of any non-royalty sub-license income that Cardiol receives from human and animal disease indications and derivatives for licensed technologies containing cannabinoids as outlined in the Meros License Agreement;
(c)3.7% of worldwide proceeds of net sales that Cardiol receives from the licensed technology in relation to human and animal cardiovascular and/or cardiopulmonary disease, heart failure, and/or cardiac arrhythmia diagnosis and/or treatments using the drugs, excluding cannabinoids included in (a) above, outlined in the Meros License Agreement; and
(d)5% of any non-royalty sub-license income that Cardiol receives in relation to any human and animal heart disease, heart failure and/or arrhythmias indications, excluding cannabinoids included in (b) above, as outlined in the Meros License Agreement.

In addition, as part of the consideration under the Meros License Agreement, Cardiol (i) issued to Meros 1,020,000 common shares; and (ii) issued to Meros 1,020,000 special warrants convertible automatically into common shares for no additional consideration upon the first patient being enrolled in a Phase 1 clinical trial using the licensed technologies as described in the Meros License Agreement.

9.Lease liability

Carrying
Value
Balance, December 31, 2020	$156,566
Repayments	(51,916)
Accretion	12,929
Balance, December 31, 2021	$117,579
Repayments	(53,934)
Accretion	9,226
Balance, December 31, 2022	$72,871
Current portion	50,447
Long-term portion	$22,424

(i)When measuring the lease liability for the property lease that was classified as an operating lease, the Corporation discounted the lease payments using its incremental borrowing rate. The property lease expires on May 31, 2024, and the lease payments were discounted with a 9% interest rate.

Cardiol Therapeutics Inc.

Notes to Consolidated Financial Statements

Years Ended December 31, 2022, 2021 and 2020

(Expressed in Canadian Dollars)

10.Derivative liability

On November 5, 2021, the Corporation issued 8,175,000 warrants as part of a unit financing. Each warrant is exercisable into one common share at the price of USD$3.75 per share for a period of three years from closing. The original estimated fair value of $11,577,426 was assigned to the 8,175,000 warrants issued by using a fair value market technique incorporating the Black-Scholes option pricing model, with the following assumptions: a risk-free interest rate of 1.01%; an expected volatility factor of 81%; an expected dividend yield of 0%; and an expected life of 3 years. The only significant unobservable input is the volatility, which could cause an increase or decrease in fair value. The warrants have been classified as a derivative liability on the statement of financial position and are re-valued at each reporting date, as the warrants were issued in a currency other than the Corporation’s functional currency. As at December 31, 2022, the fair value of the derivative liability was $419,901 (December 31, 2021 - $6,661,122), resulting in a decrease in the value derivative liability for the year ended December 31, 2022 of $6,241,221 (December 31, 2021 - $4,916,304).

Significant assumptions used in determining the fair value of the derivative warrant liabilities are as follows:

	Year Ended		Year Ended
	December 31,		December 31,
	2022		2021
Share price	USD$	0.51	USD$	1.85
Exercise price	USD$	3.75	USD$	3.75
Risk-free interest rate		4.06%		1.02%
Expected volatility		91%		82%
Expected life in years		1.85		2.85
Expected dividend yield		Nil		Nil

Cardiol Therapeutics Inc.

Notes to Consolidated Financial Statements

Years Ended December 31, 2022, 2021 and 2020

(Expressed in Canadian Dollars)

11.Share capital

a)	Authorized share capital

The authorized share capital consisted of unlimited number of common shares. The common shares do not have a par value. All issued shares are fully paid.

b)	Common shares issued

	Number of
	common
	shares	Amount
Balance, December 31, 2019	25,877,686	$39,413,506
Shares for services (i)	17,414	49,712
Issuance of units (ii)	6,900,000	17,250,000
Fair value of warrants (note 13)	—	(3,803,751)
Share issuance costs (ii)	—	(1,243,485)
Warrants exercised (note 13)	65,191	183,678
Fair value of warrants exercised (note 13)	—	95,263
Fair value of warrants earned (note 13)	—	(21,452)
Balance, December 31, 2020	32,860,291	$51,923,471
Shares for services (iii)	1,227,092	4,112,647
Stock options exercised (note 12)	998,333	2,837,083
Fair value of stock options exercised (note 12)	—	1,357,160
Issuance of units (iv, v)	22,462,000	84,083,757
Fair value of warrants (iv, v)	—	(15,369,626)
Share issuance costs (iv, v)	—	(5,003,222)
Warrants exercised (note 13)	3,675,283	11,656,287
Fair value of warrants exercised (note 13)	—	3,999,272
Performance share units exercised (note 12)	700,000	3,322,000
Balance, December 31, 2021	61,922,999	$142,918,829
Shares for services (vi)	239,243	525,200
Restricted share units exercised (note 12)	376,622	526,682
Warrants exercised (note 13)	503,672	2,014,688
Performance share units exercised (note 12)	1,000,000	1,560,000
Balance, December 31, 2022	64,042,536	$147,545,399

(i) During the year ended December 31, 2020, the Corporation issued 17,414 shares for services with a combined value of $49,712. The fair value of the shares were determined to be equal to the value of the services rendered.

(ii) On June 4, 2020, the Corporation completed its short form prospectus offering by issuing 6,900,000 common share units at $2.50 per unit for gross proceeds of $17,250,000. Each unit consisted of one common share and one-half of one common share purchase warrant. Each whole warrant was exercisable into one common share at the price of $3.25 per share for a period of two years from closing, accelerated to October 12, 2021 as the volume weighted average trading price of the common shares was equal to or greater than $4.50 for a ten consecutive trading day period.

The fair value of $3,803,751 was assigned to the 3,450,000 warrants issued as part of the units as estimated by using a fair value market technique incorporating the Black-Scholes option pricing model, using the following assumptions: a risk-free interest rate of 0.32%; an expected volatility factor of 85%; an expected dividend yield of 0%; and an expected life of 2 years.

Cardiol Therapeutics Inc.

Notes to Consolidated Financial Statements

Years Ended December 31, 2022, 2021 and 2020

(Expressed in Canadian Dollars)

11.Share capital (continued)

(b)Common shares issued (continued)

(ii) (continued) The underwriters were paid cash fees of $735,000 and 294,000 compensation warrants. Each compensation warrant entitled the holder to acquire one additional common share unit of the Corporation at $2.50 for a period of 24 months from closing. The grant date fair value of $507,059 was assigned to the compensation warrants issued as estimated by using a fair value market technique incorporating the Black-Scholes option pricing model, using the following assumptions: a risk-free interest rate of 0.32%; an expected volatility factor of 85%; an expected dividend yield of 0%; and an expected life of 2 years.

(iii) During the year ended December 31, 2021, the Corporation issued 1,227,092 shares for services with a combined value of $4,112,647. The fair value of the shares were determined to be equal to the value of the services rendered.

(iv) On May 12, 2021, the Corporation completed its short form base shelf prospectus offering by issuing 6,112,000 common share units at $3.60 per unit for gross proceeds of $22,003,200, as well as an additional 433,400 warrants at $0.02 per warrant for $8,668. Each unit consisted of one common share and one-half of one common share purchase warrant. Each whole warrant is exercisable into one common share at the price of $4.60 per share for a period of three years from closing. The underwriters were paid cash fees of $1,025,590.

The fair value of $3,792,200 was assigned to the 3,056,000 warrants issued as part of the units as estimated by using a fair value market technique incorporating the Black-Scholes option pricing model, using the following assumptions: a risk-free interest rate of 0.53%; an expected volatility factor of 81%; an expected dividend yield of 0%; and an expected life of 3 years.

(v) On November 5, 2021, the Corporation completed its short form base shelf prospectus offering by issuing 16,350,000 common share units at USD$3.07 per unit for gross proceeds of USD$50,194,500 ($62,080,558). Each unit consisted of one common share and one-half of one common share purchase warrant. Each whole warrant is exercisable into one common share at the price of USD$3.75 per share for a period of three years from closing. The underwriters were paid cash fees of USD$3,011,670 ($3,724,833).

The fair value of $11,577,426 was assigned to the 8,175,000 warrants issued as part of the units as estimated by using a fair value market technique incorporating the Black-Scholes option pricing model (see note 10) on the statement of financial position and re-valued at each reporting date.

(vi) During the year ended December 31, 2022, the Corporation issued 239,243 common shares with a fair value of $525,200. The fair value of the shares was determined to be equal to the value of the services rendered. Included in shares for services is $244,213 related to vesting of previously issued shares. Remaining vesting conditions are as follows: 25,000 restricted common shares that contain service-based conditions and vest on March 29, 2023.

c) 2022 At-The-Market (“ATM”) Program

In June 2022, the Corporation announced it entered into an equity distribution agreement with Canaccord Genuity LLC and Cantor Fitzgerald & Co. (the “Sales Agents”) acting as co-agents in connection with the 2022 at-the-market offering program (the “2022 ATM Program”). Under the terms of the 2022 ATM Program, the Corporation may, from time to time, sell common shares having an aggregate value of USD$50,000,000 through the Sales Agents on the Nasdaq Capital Market. As at December 31, 2022 and the date of these consolidated financial statements, the Corporation has not issued any shares under the 2022 ATM Program.

The timing and extent of the use of the 2022 ATM Program will be at the discretion of the Corporation and the Corporation has no obligation to sell any shares pursuant to the 2022 ATM Program. Accordingly, total gross proceeds from offerings under the 2022 ATM Program could be less than US$50 million. The 2022 ATM Program will be effective until the earlier of the issuance and sale of all of the Offered Shares issuable pursuant to the 2022 ATM Program and March 8, 2024, unless terminated prior to such date by the Corporation or the Sales Agents.

Cardiol Therapeutics Inc.

Notes to Consolidated Financial Statements

Years Ended December 31, 2022, 2021 and 2020

(Expressed in Canadian Dollars)

12.Share-based payments

The Corporation has adopted an Omnibus Equity Incentive Plan in accordance with the policies of the TSX, which permits the grant or issuance of options, Restricted Share Units (“RSUs”), Performance Share Units (“PSUs”) and Deferred Share Units (“DSUs”), as well as other share-based payment arrangements. The maximum number of shares that may be issued upon the exercise or settlement of awards granted under the plan may not exceed 15% of the Corporation’s issued and outstanding shares from time to time. The Board of Directors determines the price per common share and the number of common shares which may be allotted to directors, officers, employees, and consultants, and all other terms and conditions of the option, subject to the rules of the TSX.

During the year ended December 31, 2022, the total expenses related to share-based compensation amounted to $5,013,185 (December 31, 2021 - $8,497,830, December 31, 2020 - $2,765,059).

(a) Stock Options

	Number of	Weighted average
	stock options	exercise price ($)
Balance, December 31, 2019	1,760,000	$4.68
Issued	1,304,300	2.73
Expired	(203,000)	4.78
Balance, December 31, 2020	2,861,300	$3.78
Issued	2,666,666	4.04
Expired	(227,833)	3.86
Exercised	(998,333)	2.84
Balance, December 31, 2021	4,301,800	$4.16
Issued	602,500	1.84
Expired	(423,334)	4.37
Cancelled (note 12(c))	(2,512,490)	4.06
Balance, December 31, 2022	1,968,476	$3.52

At the grant date, the fair value stock options issued was estimated using the Black-Scholes option pricing model based on the following weighted average assumptions:

	Year Ended	Year Ended	Year Ended
	December 31,	December 31,	December 31,
	2022	2021	2020
Fair value of stock options at grant date	$1.34	$2.33	$1.52
Share price	$2.34	$4.04	$2.68
Exercise price	$1.84	$4.04	$2.73
Risk-free interest rate	2.44%	0.73%	0.41%
Expected volatility	98%	93%	95%
Expected life in years	5.00	3.71	3.01
Expected dividend yield	Nil	Nil	Nil

Cardiol Therapeutics Inc.

Notes to Consolidated Financial Statements

Years Ended December 31, 2022, 2021 and 2020

(Expressed in Canadian Dollars)

12.Share-based payments (continued)

(a) Stock Options (continued)

The following table reflects the actual stock options issued and outstanding as of December 31, 2022:

		Weighted average		Number of
		remaining	Number of	options
	Exercise	contractual	options	vested
Expiry date	price ($)	life (years)	outstanding	(exercisable)
February 8, 2023 (i)	4.56	0.11	300,976	300,976
February 18, 2023 (i)	4.80	0.13	340,000	340,000
February 22, 2023 (i)	4.46	0.15	130,000	130,000
February 23, 2025	3.54	2.15	20,000	20,000
August 19, 2025	2.12	2.64	100,000	66,667
August 30, 2025	5.00	2.67	90,000	90,000
April 1, 2026	5.77	3.25	60,000	60,000
December 8, 2026	3.59	3.94	325,000	108,333
January 11, 2027	2.18	4.03	220,000	—
March 14, 2027	2.07	4.20	60,000	—
May 12, 2027	1.46	4.36	115,000	—
September 12, 2027	1.61	4.70	207,500	—
	3.52	2.41	1,968,476	1,115,976

(i) Subsequent to December 31, 2022, 770,976 unexercised options expired.

(b) Performance Share Units

The Corporation has 600,000 outstanding PSUs as at December 31, 2022 (December 31, 2021 – 1,200,000, December 31, 2020 - nil). During the year ended December 31, 2022, 1,200,000 PSUs granted to certain consultants of the Corporation expired. The performance criteria were not achieved and therefore no shares were granted in connection with these PSUs. Upon expiry, $1,121,400 of previously recognized share-based compensation was reversed through general and administration. During the year ended December 31, 2022, 1,000,000 PSUs vested and were exercised by certain consultants of the Corporation for a total value of $1,560,000.

(c) Restricted Share Units

During the year ended December 31, 2022, the Corporation cancelled 2,512,490 stock options held by certain employees, consultants, officers, and directors of the Corporation and issued 2,600,000 RSUs of the Corporation to replace the cancelled stock options. The cancelled stock options were revalued as of the grant date of the RSUs using the Black-Scholes option pricing model with weighted average assumptions that correspond to their times to maturity. The following weighted average assumptions were used for the calculation:

Fair value of stock options at RSU grant date	$0.47
Share price	$1.41
Exercise price	$4.06
Risk-free interest rate	3.60%
Expected volatility	85%
Expected life in years	3.13
Expected dividend yield	Nil

Cardiol Therapeutics Inc.

Notes to Consolidated Financial Statements

Years Ended December 31, 2022, 2021 and 2020

(Expressed in Canadian Dollars)

12.Share-based payments (continued)

(c) Restricted Share Units (continued)

RSUs were measured at the Corporation’s share price of $1.41 on September 30, 2022. The incremental fair value of 1,387,155 RSUs which vested immediately, with a cumulative value of $1,427,235, is included in share-based compensation. The incremental fair value of 1,212,845 unvested RSUs, with a value of $1,065,520, will vest in line with the options they replaced, with the exception of 400,000 RSUs that have modified vesting conditions from the stock options they replaced.

An additional 89,585 RSUs were granted with a value of $90,955 during the year ended December 31, 2022. These will vest one year from the grant date. The total number of outstanding RSUs at December 31, 2022 is 2,312,963 (December 31, 2021 - nil, December 31, 2020 - nil). Of the outstanding RSUs, 1,355,984 have fully vested as of December 31, 2022.

13.Warrants

	Number of
	warrants	Amount
Balance, December 31, 2019	4,212,026	$1,731,250
Issued (i), (note 11 (ii))	3,762,796	3,980,498
Expired	(3,388,026)	(1,234,749)
Exercised	(65,191)	(95,263)
Earned (ii)	—	78,992
Balance, December 31, 2020	4,521,605	$4,460,728
Issued (i), (note 11 (iv), (v))	11,792,602	3,707,789
Expired	(186,746)	(75,886)
Exercised	(3,675,283)	(3,999,272)
Earned (ii)	—	83,421
Balance, December 31, 2021	12,452,178	$4,176,780
Expired (ii)	(320,328)	—
Exercised (ii)	(503,672)	(2,014,688)
Earned (ii)	—	1,355,775
Balance, December 31, 2022	11,628,178	$3,517,867

(i)128,203 warrants with a fair value of $144,976 carrying an exercise price of $3.25 and an original expiry date of June 4, 2022, are included in this amount as a result of the exercise of 256,409 warrants carrying a price of $2.50 (December 31, 2020 - 18,796 warrants with a fair value of $21,452 carrying an exercise price of $3.25, and as a result of the exercise of 37,591 warrants carrying a price of $2.50). At the grant date, the fair value of the warrants issued was estimated using the Black-Scholes option pricing model based on the following weighted average assumptions:

	Year Ended	Year Ended
	December 31,	December 31,
	2021	2020
Fair value of warrants at grant date	$1.13	$1.41
Share price	$3.88	$3.00
Exercise price	$3.25	$3.25
Risk-free interest rate	0.16%	0.22%
Expected volatility	83%	84%
Expected life in years	1.10	1.59
Expected dividend yield	Nil	Nil

Cardiol Therapeutics Inc.

Notes to Consolidated Financial Statements

Years Ended December 31, 2022, 2021 and 2020

(Expressed in Canadian Dollars)

13.Warrants (continued)

(ii)During the year ended December 31, 2022, 338,943 warrants with a fair value of $1,355,775 (year ended December 31, 2021 - 20,856 warrants with a fair value of $83,421, year ended December 31, 2020 - 19,748 warrants with a fair value of $78,992) were earned pursuant to the Caro Development Agreement (see note 15 (iii)). The total 503,672 earned warrants pursuant to this agreement were exercised in August 2022. The remaining 320,328 unearned warrants expired on August 31, 2022.

The following table reflects the actual warrants issued and outstanding as of December 31, 2022, excluding 1,020,000 special warrants convertible automatically into common shares for no additional consideration in accordance with the original escrow release terms as described in the Meros License Agreement (see note 8):

		Remaining
	Exercise	contractual	Warrants
Expiry date	price ($)	life (years)	exercisable
May 12, 2024	4.60	1.36	3,453,178
November 5, 2024(1)	5.08	1.85	8,175,000
	4.94	1.71	11,628,178

(1)	Warrants carry an exercise price of USD$3.75. This amount was translated to CAD for presentation purposes at the December 31, 2022 rate of 1.35. These warrants are classified as a derivative liability on the statement of financial position (see note 10).

14.Loss per share

For the year ended December 31, 2022, basic and diluted loss per share has been calculated based on the loss attributable to common shareholders of $30,930,647 (year ended December 31, 2021 - $31,638,244, year ended December 31, 2020 - $20,640,935) and the weighted average number of common shares outstanding of 62,505,982 (year ended December 31, 2021 - 43,222,819, year ended December 31, 2020 - 29,857,136). Diluted loss per share did not include the effect of stock options, PSUs, RSUs, and warrants as they are anti- dilutive.

15.Commitments

(i)The Corporation has leased premises with third parties. The minimum committed lease payments, which include the lease liability payments shown as base rent, are approximately as follows:

	Base rent	Variable rent	Total
2023	$55,376	$51,846	$107,222
2024	23,073	21,603	44,676
	$78,449	$73,449	$151,898

(ii)The Corporation has signed various agreements with consultants to provide services. Under the agreements, the Corporation has the following remaining commitments.

2023	$104,815

(iii)Cardiol entered into a development agreement (the “Caro Development Agreement”) with the Clinical Academic Research Organization, S.A. DE C.V. (“Caro”) dated August 28, 2018, for the further research and development of proprietary drug formulations for the treatment of heart failure. Caro is a Mexican corporation dedicated to providing clinical and scientific experimentation and consulting, as well as performing development activities by itself or through third-party providers.

Cardiol Therapeutics Inc.

Notes to Consolidated Financial Statements

Years Ended December 31, 2022, 2021 and 2020

(Expressed in Canadian Dollars)

15.Commitments (continued)

(iii) (continued) Pursuant to the terms of the Caro Development Agreement, Caro will provide scientific experimentation, research activities, medical drug development activities, and medical drug formulation and discovery to Cardiol (the “Development Activities”), as set out in a development plan (the “Development Plan”). Under the Caro Development Agreement, Caro may also engage third-party providers of development activities in support of the Development Plan, which is anticipated to be limited to third-party vendors of materials.

Pursuant to the terms of the Caro Development Agreement, Cardiol upon execution of the Caro Development Agreement allotted and set aside 824,000 Common Shares of Cardiol, and issued to Caro 824,000 warrants (the “Caro Compensation Warrants”), each warrant having the following qualifications: (i) an expiry date of August 31, 2022, or such earlier date as may be specified by a relevant stock exchange; (ii) an exercise price of $4 per share (to be settled through the issuance of invoices by Caro); and (iii) each of the Caro Compensation Warrants entitles Caro to purchase one Common Share of Cardiol for the exercise price. The Compensation Warrants were earned and became exercisable as the Development Activities were completed. Cardiol also further agreed to pay Caro US$400,000 in cash (paid). The unexercised warrants expired on August 31, 2022. Prior to that, 503,672 warrants that were earned were exercised into common shares, carrying a value of $2,014,688.

Pursuant to the terms of the Caro Development Agreement, both Cardiol and Caro may terminate the Caro Development Agreement if either party believes in good faith that the continued performance of the Development Activities may be commercially unwise, jeopardize safety, or otherwise be unethical or illegal. However, if Caro terminates the Caro Development Agreement for any reason except breach of contract by Cardiol, or terminates the development activities under the contract prior to achievement of all milestones in the Development Plan, then any unexercised Caro Compensation Warrants that are not related to Development Activities and milestones in the Development Plan that have been attained up to the time of termination of the Caro Development Agreement shall be deemed terminated as of the time of termination of the Caro Development Agreement.

Further, if Cardiol terminates the Caro Development Agreement for any reason (including breach of contract by Caro), or requires Caro to terminate the Development Activities prior to achievement of all milestones in the Development Plan, then the Caro Compensation Warrants issued to Caro that can be invoiced for the CARO Development Activities completed up to the time of termination shall be considered to have been earned notwithstanding such termination.

(iv)Cardiol entered into an exclusive supply agreement (the “Exclusive Supply Agreement”) with Noramco, Inc. (“Noramco”) dated September 28, 2018, as amended on December 7, 2018, December 11, 2018, July 2, 2019, September 11, 2019, and November 12, 2019, pursuant to which Noramco will be the exclusive supplier of pharmaceutical cannabidiol for Cardiol, provided Noramco is able to meet Cardiol’s supply requirements.

During 2020, the Exclusive Supply Agreement was assigned to Purisys, LLC (“Purisys”), an affiliate of Noramco headquartered in Athens, Georgia. This assignment had no impact on Cardiol’s rights under the Exclusive Supply Agreement.

Purisys shall not sell pharmaceutical cannabidiol to any third party for use in the production of products sold to retail pharmacies in Canada and Mexico, such as Shoppers Drug Mart Inc. Notwithstanding this restriction, Purisys shall have the right to sell pharmaceutical cannabidiol to third parties outside Canada for use in products that are approved as prescription medicines by the Therapeutic Products Directorate of Health Canada for delivery into Canada.

The Exclusive Supply Agreement expires on December 31, 2038, subject to certain renewal provisions.

(v)Pursuant to the terms of agreements with various other contract research organizations, the Corporation is committed for contract research services for 2023 at a cost of approximately $947,567.

Cardiol Therapeutics Inc.

Notes to Consolidated Financial Statements

Years Ended December 31, 2022, 2021 and 2020

(Expressed in Canadian Dollars)

16.Other expenses and adjustments

The following details highlight certain components of the research and development and general and administration expenses classified by nature. Remaining research and development and operating expenses include personnel costs and expenses paid to third parties:

	Year Ended	Year Ended	Year Ended
	December 31,	December 31,	December 31,
	2022	2021	2020
Research and development expenses
Non-cash share-based compensation	631,490	599,145	87,595

General and administration expenses
Depreciation of property and equipment	135,464	135,977	145,095
Amortization of intangible assets	84,444	84,444	84,444
Non-cash share-based compensation	4,381,695	7,898,685	2,677,464

17.Related party transactions

(a)	The Corporation entered into the following transactions with related parties:
(i)Included in research and development expense is $2,182,869 for the year ended December 31, 2022 (year ended December 31, 2021 - $1,354,866, year ended December 31, 2020 - $1,149,098) paid to a company related to a director. As at December 31, 2022, $985,022 (December 31, 2021 - $671,462) was owed to this company and this amount was included in accounts payable and accrued liabilities, and $9,413 (December 31, 2021 - $12,402) was paid to this company and was included in prepaid expenses.
(b)Key management personnel are those persons having authority and responsibility for planning, directing, and controlling the activities of the Corporation directly or indirectly, including any directors (executive and non-executive) of the Corporation. Remuneration of directors and key management personnel of the Corporation, except as noted in (a) above, was as follows:

	Year Ended	Year Ended	Year Ended
	December 31,	December 31,	December 31,
	2022	2021	2020
Salaries and benefits	$2,459,109	$2,503,893	$1,499,613
Share-based payments	2,680,442	1,188,462	617,999
	$5,139,551	$3,692,355	$2,117,612

As at December 31, 2022, $nil (December 31, 2021 - $46,488) was owed to key management personnel and this amount was included in accounts payable and accrued liabilities.

Cardiol Therapeutics Inc.

Notes to Consolidated Financial Statements

Years Ended December 31, 2022, 2021 and 2020

(Expressed in Canadian Dollars)

18.Income taxes

The income tax allowance differs from the amount resulting from the application of the combined Canadian income tax rate as follows:

	Year Ended	Year Ended	Year Ended
	December 31, 2022	December 31, 2021	December 31, 2020
Loss before income taxes	$(30,930,647)	$(31,638,244)	$(20,640,935)
Statutory income tax rate	26.50%	26.50%	26.50%
Expected income tax recovery	(8,196,621)	$(8,384,135)	$(5,469,848)
Non-taxable income or non-deductible expenses	756,834	$511,078	$759,036
Tax rate differential and other	85,064	$168,007	$(192,855)
Unapplied non-capital losses	7,354,723	$7,705,050	$4,903,667
	$—	$—	$—

During the year ended December 31, 2022, the Corporation received refundable investment tax credits (“ITCs”), for qualifying scientific research and experimental development (“SRED”) expenses, of $164,443 related to its 2020 Canadian income tax return (December 31, 2021 - $93,076 related to its 2018 Canadian income tax return). The Corporation intends to claim non-refundable ITCs on its 2021 and 2022 Canadian income tax returns. The amount of the qualifying SRED expenses and ITCs are unknown at the date of the audit report.

Deferred taxes are a result of temporary differences that arise due to the differences between the income tax values and the carrying amount of assets and liabilities. The significant components of the deferred tax assets and liabilities not recognized as at December 31, 2022, 2021 and 2020 are as follows:

	Year Ended	Year Ended	Year Ended
	December 31,	December 31,	December 31,
	2022	2021	2020
Unrecognized deferred tax assets: Non-capital losses carried forward	$94,739,882	$64,266,641	$35,477,657
Share issue costs	496,824	744,506	129,219
Scientific Research & Experimental Development	5,080,385	2,037,231	541,015
Total unrecognized deferred tax asset	$100,317,091	67,048,378	36,147,891

The tax losses expire between 2036 and 2042. The other temporary differences do not expire under current legislation.

2036	$1,368,251
2037	5,394,542
2038	636,497
2039	9,573,962
2040	15,090,248
2041	29,075,660
2042	33,600,722
$94,739,882

As at December 31, 2022, the Corporation had scientific research and experimental development deduction carryforward balance of $5,080,385 (December 31, 2021 - $2,037,231, December 31, 2020 - $541,015).

19.Comparative figures

Certain of the prior period figures have been reclassified to conform with the presentation adopted in the current period. These reclassifications were related to grouping prepaid inventory within prepaid expenses, as well as grouping of operating expenses. These reclassifications had no effect on the reported results of operations. In addition, the impact of foreign exchange on cash and cash equivalents has been removed from cash flow from operations on the statements of cash flows.

ITEM 19.EXHIBITS

The following Exhibits are being filed as part of this Annual Report, or are incorporated by reference where indicated:

Exhibit Number	Description
1.1

Articles of Incorporation of Cardiol Therapeutics Inc. (incorporated herein by reference to exhibit 4.1 to the Corporation’s Form S-8 (File No. 333-258940) filed with the SEC on August 19, 2021, as amended January 18, 2022)

1.2

Articles of Amendment of Cardiol Therapeutics Inc. (February 13, 2017) (incorporated herein by reference to exhibit 4.2 to the Corporation’s Form S-8 (File No. 333-258940) filed with the SEC on August 19, 2021, as amended January 18, 2022)

1.3

Articles of Amendment of Cardiol Therapeutics Inc. (August 29, 2018) (incorporated herein by reference to exhibit 4.3 to the Corporation’s Form S-8 (File No. 333-258940) filed with the SEC on August 19, 2021, as amended January 18, 2022)

1.4

By Law No. 1 of Cardiol Therapeutics Inc. (incorporated herein by reference to exhibit 4.4 to the Corporation’s Form S-8 (File No. 333-258940) filed with the SEC on August 19, 2021, as amended January 18, 2022)

2.1*+	Warrant Indenture dated May 12, 2021 between the Corporation and Computershare Trust Company of Canada
2.2

Warrant Indenture dated November 5, 2021 between the Corporation and Computershare Trust Company of Canada (incorporated herein by reference to exhibit 99.1 to the Corporation’s Form 6-K (File No. 001-40712) filed with the SEC on November 5, 2021)

2.3

Description of Securities (incorporated herein by reference from the description of the Corporation’s common shares contained in the Registration Statement on Form F-10 (No. 333- 257764) filed July 8, 2021, as amended on August 3, 2021)

4.1†

Amended and Restated Equity Compensation Plan (incorporated herein by reference to exhibit 4.5 to the Corporation’s Form S-8 (File No. 333-258940) filed with the SEC on August 19, 2021, as amended January 18, 2022)

4.2†	Omnibus Equity Incentive Plan(incorporated herein by reference to exhibit 4.6 to the Corporation’s Form S-8 (File No. 333-258940) filed with the SEC on August 19, 2021, as amended January 18, 2022)
4.3*+	License agreement between the Corporation and Meros Polymers Inc., dated January 20, 2017
4.4*+	Exclusive Master Services Agreement between the Corporation and Dalton Chemical Laboratories, Inc. o/a Dalton Pharma Services on June 12, 2017
4.5*+	Exclusive Supply Agreement between the Corporation and Noramco, Inc. dated September 28, 2018
4.6*+	Development Agreement dated August 29th, 2018 between the Corporation and Clinical Academic Research Organization, S.A. DE C.V.
4.7*†+	Executive Employment Agreement between the Corporation and David Elsley on January 19, 2017
4.8*†	Employment Agreement Addendum between the Corporation and David Elsley on December 23, 2021
4.9*†+	Employment Agreement between the Corporation and Christopher Waddick, dated August 16, 2018
4.10*†	Employment Agreement Addendum between the Corporation and Christopher Waddick, dated on December 23, 2021
4.11*†	Employment Agreement Addendum between the Corporation and Christopher Waddick, dated on March 2, 2022
4.12*†	Employment Agreement between the Corporation and Bernard Lim, dated December 3, 2020
4.13*†	Employment Agreement Addendum between the Corporation and Bernard Lim, dated on December 23, 2021
4.14*†	Employment Agreement between the Corporation and Andrew Hamer, dated May 30, 2022
8.1*	Subsidiaries of the Corporation
11.1*	Code of Business Conduct and Ethics
12.1*	Rule 13a-14(a)/15d-14(a) Certification of Chief Executive Officer
12.2*	Rule 13a-14(a)/15d-14(a) Certification of Chief Financial Officer
13.1#	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2#	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1*	Management Discussion and Analysis of the Corporation for the year ended December 31, 2022.
15.2*	Audit Committee Charter
15.3*	Compensation Committee Charter
15.4*	Consent of independent registered public accounting firm (BDO Canada LLP) (PCAOB ID#01227)
101.INS*	XBRL Instance Document – the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document
101.SCH*	Inline XBRL Taxonomy Extension Schema Document
101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document

101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104*	Cover Page Interactive Data File (formatted as Inline eXtensible Business Reporting Language (iXBRL) and contained in Exhibit 101)

*	Filed herewith.
#	Furnished herewith.
†	Indicates a management contract or compensatory plan or arrangement.
+	Certain identified information has been excluded from the exhibit pursuant to Item 601(a)(6) and/or Item 601(b)(10)(iv) of Regulation S-K.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Cardiol Therapeutics Inc.
/s/ Chris Waddick
	By:	Chris Waddick
	Title:	Chief Financial Officer

Date: March 28, 2023