Form 20-F
period 2023-12-31
Cardiol Therapeutics Inc.
filed 2024-04-01
CIK 1702123

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year endedDecember 31, 2023

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

None
(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 65,352,279

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

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

GENERAL MATTERS

Unless otherwise noted or the context indicates otherwise “we”, “us”, “our”, “its”, the “Company”, the “Corporation” or “Cardiol” refers to Cardiol Therapeutics Inc. and its subsidiary.

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

Unless otherwise indicated, the Corporation has obtained the market and industry data contained in this Annual Report from its internal research, and third-party public information and other industry publications. While the Corporation believes such internal research, and third-party public information is reliable, the Corporation has not independently verified such internal research and third-party public information While the Corporation is not aware of any misstatements regarding the market and industry data contained in this Annual Report, such data involves risks and uncertainties and are subject to change based on various factors, including those described under “Cautionary Statement Regarding Forward-Looking Information and Statements” and “Item 3.D. Risk Factors”.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Annual Report contains forward-looking statements that are subject to risks and uncertainties within the meaning of applicable U.S. and Canadian securities laws. These forward-looking statements include information about possible or assumed future results of our business, financial condition, results of operations, liquidity, plans and objectives. In some cases, you can identify forward-looking statements by terminology such as “believe,” “may,” “might,” “will,” “indicate,” “seek,” “likely,” “estimate,” “continue,” “anticipate,” “intend,” “should,” “plan,” “expect,” “predict,” “potential,” or the negative of these terms or other similar expressions. The statements we make regarding the following matters are forward-looking by their nature and are based on certain of the assumptions noted below:

●	our anticipated cash needs, and the need for additional financing;
●	our development of our product candidates for use in basic research, clinical studies, and commercialization;
●	our ability to develop new routes of administration of our product candidates, including parenteral, for use in basic research, clinical studies, and commercialization;
●	our ability to develop new formulations of our product candidates for use in basic research, clinical studies, and commercialization;
●	the successful development and commercialization of our current product candidates and the addition of future products and product candidates;
●	the ability of our product delivery technologies to deliver our product candidates to inflamed and/or fibrotic tissue;
●	our intention to build a pharmaceutical brand and our products focused on addressing inflammation and fibrosis in heart disease, including acute myocarditis, recurrent pericarditis, and heart failure;
●	the expected medical benefits, viability, safety, efficacy, effectiveness, and dosing of our product candidates;
●	patents and intellectual property, including, but not limited to, our (a) ability to procure, defend, and/or enforce our intellectual property relating to our products, product formulations, routes of administration, product candidates, and associated uses, methods, and/or processes, and (b) freedom to operate;
●	our competitive position and the regulatory environment in which we operate;

●	the molecular targets and mechanism of action of our product candidates;
●	our financial position; our business strategy; our growth strategies; our operations; our financial results; our dividend policy; our plans and objectives; and
●	expectations of future results, performance, achievements, prospects, opportunities, or the market in which we operate.

In addition, any statements that refer to expectations, intentions, projections or other characterizations of future events or circumstances contain forward-looking information. Forward-looking information is based on certain assumptions and analyses made by the Corporation in light of the experience and perception of historical trends, current conditions, and expected future developments and other factors it believes are appropriate and are subject to risks and uncertainties. The preceding list is not intended to be an exhaustive list of all of our forward-looking statements. The forward-looking statements are based on our beliefs, assumptions and expectations of future performance, taking into account the information currently available to us. These statements are only predictions based upon our current expectations and projections about future events. Although we believe that the assumptions underlying these statements are reasonable, they may prove to be incorrect, and we cannot assure that actual results will be consistent with this forward-looking information. Given these risks, uncertainties, and assumptions, you should not place undue reliance on this forward-looking information. Whether actual results, performance, or achievements will conform to the Corporation’s expectations and predictions is subject to a number of known and unknown risks, uncertainties, assumptions, and other factors, including those listed under “Risk Factors” in Item 3.D. of this Annual Report, and the following:

●	the inherent uncertainty of product development including basic research and clinical trials;
●	our requirement for additional financing;
●	our negative cash flow from operations;
●	our history of losses;
●	dependence on the success of our early-stage product candidates which may not generate revenue;
●	reliance on management, loss of members of management or other key personnel, or an inability to attract new management team members;
●	our ability to successfully design, initiate, execute, and complete clinical trials, including the high cost, uncertainty, and delay of clinical trials and additional costs associated with any failed clinical trials;
●	the uncertainty our investigational products will have a therapeutic benefit in the clinical indications we are pursuing;
●	potential equivocal or negative results from clinical trials and their adverse impacts on our future commercialization efforts;
●	our ability to receive and maintain regulatory exclusivities in multiple jurisdictions, including Orphan Drug Designations/Approvals, for our product candidates;
●	delays in achievement of projected development goals;
●	management of additional regulatory burdens;
●	volatility in the market price for our securities;
●	failure to protect and maintain and the consequential loss of intellectual property rights;
●	third-party claims relating to misappropriation by the Corporation of their intellectual property;
●	reliance on third parties to conduct and monitor our pre-clinical studies and clinical trials;

●	our product candidates being subject to controlled substance laws which may vary from jurisdiction to jurisdiction;
●	changes in laws, regulations, and guidelines relating to our business, including tax and accounting requirements;
●	our reliance on early-stage research regarding the medical benefits, viability, safety, efficacy, and dosing of our product candidates;
●	claims for personal injury or death arising from the use of our future products and product candidates;
●	uncertainty relating to market acceptance of our product candidates;
●	our lack of experience in commercializing any products, including selling, marketing, or distributing pharmaceutical products;
●	securing third-party payor reimbursement for our product candidates;
●	the level of pricing and reimbursement for our product candidates, if approved;
●	our dependence on contract manufacturers;
●	unsuccessful collaborations with third parties;
●	business disruptions affecting third-party suppliers and manufacturers;
●	lack of control in future production and selling prices of our product candidates;
●	competition in our industry;
●	our inability to develop new technologies and products and the obsolescence of existing technologies and products;
●	unfavorable publicity or consumer perception towards our products;
●	product liability claims and product recalls;
●	expansion of our business to other jurisdictions;
●	fraudulent activities of employees, contractors, and consultants;
●	our reliance on key inputs and their related costs;
●	difficulty associated with forecasting demand for products;
●	operating risk and insurance coverage;
●	our inability to manage growth;
●	conflicts of interest among the officers and Directors;
●	managing damage to our reputation and third-party reputational risks;
●	relationships with customers and third-party payors and consequential exposure to applicable anti-kickback, fraud, and abuse and other healthcare laws;
●	exposure to information systems security threats;

●	no dividends for the foreseeable future;
●	future sales Common Shares and Warrants by existing shareholders causing the market price for the common shares and warrants to fluctuate;
●	the issuance of Common Shares in the future causing dilution;
●	events outside of our control could adversely affect our operations;
●	our ability to remediate any material weakness in our internal control over financial reporting;
●	global geo-political events and the responses of governments having a significant effect on the world economy; and
●	failure to meet regulatory or ethical expectations on environmental impact, including climate change.

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

“ARCHER” means the Corporation’s Phase II multi-national, double-blind, placebo-controlled clinical study evaluating the tolerance, safety and efficacy of its lead product candidate, CardiolRx, in acute myocarditis.

“Audit Committee” means the Corporation’s Audit Committee.

“BDO” means the independent registered public accounting firm of the Corporation, BDO Canada LLP, Chartered Professional Accountants, of 360 Oakville Place Drive, Suite 500, Oakville, ON L6H 6K8

“BNP” means B-type Natriuretic Peptide.

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

“DEA” means the Drug Enforcement Agency.

“DIN” means the Drug Identification Number.

“DSMC” means the Data Safety Monitoring Committee.

“DSUs” means deferred share units.

“EMA” means European Medicines Agency.

“EndoMT” means endothelial-to-mesenchymal cell transition.

“E.U.” means European Union.

“FCPA” means the U.S. Foreign Corrupt Practices Act of 1977.

“FDA” means the U.S. Food and Drug Administration.

“FDCA” means the U.S. Federal Food, Drug, and Cosmetic Act.

“Founders” means the founders of Cardiol; namely, David Elsley, Dr. Eldon Smith, and Dr. Anthony Bolton.

“GCP” means Good Clinical Practices.

“GLP” means Good Laboratory Practice.

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

“Market Price” means the 5-day VWAP.

“MAvERIC-Pilot” means the Corporation’s Phase II Open Label Pilot study evaluating the tolerance, safety, and efficacy of its lead product candidate, CardiolRx, in recurrent pericarditis.

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

“MJDS” means Multijurisdictional Disclosure System.

“MMT” means mesothelial to mesenchymal transition.

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

“NOC” means Notice of Compliance.

“NON” means Notice of Noncompliance.

“Noramco” means Noramco, Inc.

“November 2021 Underwriters” has the meaning set out under the heading “Corporate History – Year Ended December 31, 2021”.

“November 2021 Warrants” has the meaning set out under the heading “Corporate History – Year Ended December 31, 2021”.

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

“PCL” means polycaprolactone.

“PEG” means polyethylene glycol.

“PFIC” means passive foreign investment company.

“PDD” means pharmaceutical Drugs Directorate.

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

“Share-based Awards” means shares, performance share units, restricted share units, and deferred share units.

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

Clinical trials are expensive, time consuming, and difficult to design and implement. Even if the results of our clinical trials are favorable, the clinical trials for a number of our product candidates are expected to continue for several years and may take significantly longer to complete. In addition, we, the FDA, Health Canada or other regulatory authorities, including state and local authorities may suspend, delay, or terminate our clinical trials at any time, require us to conduct additional clinical trials, require a particular clinical trial to continue for a longer duration than originally planned, or require a change to our development plans such that we conduct clinical trials for a product candidate in a different order, e.g., in a step-wise fashion rather than running two trials of the same product candidate in parallel. Any of the foregoing could have a material adverse effect on our business, results of operations, and financial condition.

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

From time to time, studies or clinical trials on various aspects of biopharmaceutical products are conducted by academic researchers, competitors, or others. The results of these studies or trials, when published, may have a significant effect on the market for the biopharmaceutical product that is the subject of the study. The publication of negative results of studies or clinical trials or adverse safety events related to our product candidates, or the therapeutic areas in which our product candidates compete, could adversely affect the price of our securities and our ability to finance future development of our product candidates, and our business and financial results could be materially and adversely affected.

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

The market price for Common Shares may be volatile and subject to wide fluctuations in response to numerous factors, many of which are beyond our control, including the following:

●	actual or anticipated fluctuations in our quarterly results of operations;
●	recommendations by securities research analysts;
●	changes in the economic performance or market valuations of companies in the industry in which we operate;
●	addition or departure of our executive officers and other key personnel;
●	sales or perceived sales of additional Common Shares;
●	significant acquisitions or business combinations, strategic partnerships, joint ventures, or capital commitments by or involving us or our competitors;
●	operating and share price performance of other companies that investors deem comparable to us;
●	fluctuations to the costs of vital production materials and services;
●	changes in global financial markets and global economies and general market conditions, such as interest rates and pharmaceutical product price volatility;
●	operating and share price performance of other companies that investors deem comparable to the Corporation or from a lack of market comparable companies; and
●	news reports relating to trends, concerns, technological or competitive developments, regulatory changes, and other related issues in our industry or target markets.

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

The trading market for our Common Shares will depend in part on the research and reports that securities or industry analysts publish about us or our business. If one or more of the analysts who cover us downgrade our Common Shares or publish inaccurate or unfavorable research about our business, our share price would likely decline. If one or more of these analysts cease coverage of our Corporation or fail to publish reports on us regularly, demand for our Common Shares could decrease, which might cause our share price and trading volume to decline.

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

In addition, since our product candidates contain a cannabinoid, their regulatory approval may generate public controversy. Political and social pressures and adverse publicity could lead to delays in approval of, and increased expenses for our product candidates. These pressures could also limit or restrict the introduction and marketing of our product candidates. Adverse publicity from cannabis misuse or adverse side effects from cannabis or other cannabinoid products may adversely affect the commercial success or market penetration achievable for our product candidates. The nature of our business attracts a high level of public and media interest, and in the event of any resultant adverse publicity, our reputation may be harmed. Furthermore, if our product candidates are classified as “controlled substances”, they may be subject to import/export and research restrictions that could delay or prevent the development of Cardiol’s product candidates in various geographical jurisdictions.

Our ability to successfully produce our product candidates is dependent on extensive ongoing regulatory compliance and reporting requirements by the FDA, Health Canada, and other foreign regulatory authorities. Failure to comply with such requirements could have a material adverse impact on our business, financial condition and operating results. There is no assurance that regulatory approval will be granted or continued for our product candidates. Should regulatory approval not be granted or continued, our business, financial condition, and operating results would be materially adversely affected. Even if we receive regulatory approval for our product candidates, this approval may carry conditions that limit the market for the products or put the products at a competitive disadvantage relative to alternative therapies. For instance, regulatory approval may limit the indicated uses for which we can market a product (if approved) or the patient population that may utilize the product, or the product may be required to carry a warning on its packaging. Once a product candidate is approved, we remain subject to continuing regulatory obligations, such as safety reporting requirements and additional post-marketing obligations, including regulatory oversight of promotion and marketing.

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

The Corporation is subject to numerous tax and accounting requirements, and changes in existing accounting or taxation rules or practices, or varying interpretations of current rules or practices, could have a significant adverse effect on the Corporation’s financial results, the manner in which it conducts its business, or the marketability of any of its products (if approved). In the future, the geographic scope of the Corporation’s business may expand, and such expansion will require the Corporation to comply with the tax laws and regulations of multiple jurisdictions. Requirements as to taxation vary substantially among jurisdictions. Complying with the tax laws of these jurisdictions can be time consuming and expensive and could potentially subject the Corporation to penalties and fees in the future if the Corporation were to inadvertently fail to comply. In the event the Corporation was to inadvertently fail to comply with applicable tax laws, this could have a material adverse effect on the business, results of operations, and financial condition of the Corporation.

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

Research regarding the medical benefits, viability, safety, efficacy, and dosing of cannabidiol remains limited. There have been relatively few well-designed clinical trials conducted on the benefits of cannabidiol, and the Corporation is not aware of any randomized placebo-controlled studies of cannabidiol in heart diseases such as recurrent pericarditis, acute myocarditis, and heart failure. The statements made in this Annual Report concerning the potential medical benefits of cannabidiol are based on the published articles and reports from pre-clinical research studies. As a result, the statements made in this Annual Report are subject to the experimental parameters, qualifications, and limitations in the studies that have been completed.

Although the Corporation believes that the articles and reports with details of research studies referenced in this Annual Report reasonably support its beliefs regarding the medical benefits, viability, safety, efficacy, and dosing of cannabidiol, future research and clinical trials in pursuit of our development efforts may prove such statements to be incorrect, or could raise concerns regarding and perceptions relating to, cannabidiol. Given these risks, uncertainties and assumptions, undue reliance should not be placed on such articles and reports. Future research studies may draw opposing conclusions to those stated in this Annual Report or reach negative conclusions regarding the viability, safety, efficacy, dosing, social acceptance, or other facts and perceptions related to cannabidiol, which could have a material adverse effect on the demand for the Corporation’s product candidates, if approved, and therefore materially impact the business, financial condition, and operating results of the Corporation.

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

The Corporation’s business is dependent on a number of key inputs and their related costs including raw materials and supplies related to its growing operations, as well as electricity, water, and other local utilities. Any significant interruption or negative change in the availability or economics of the supply chain, for key inputs could materially impact the business, financial condition, and operating results of the Corporation. Any inability to secure required supplies and services or to do so on appropriate terms could have a materially adverse impact on the business, financial condition, and operating results of the Corporation.

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

The Corporation may be subject to various potential conflicts of interest because of the fact that some of its officers and Directors may be engaged in a range of business activities. In addition, the Corporation’s executive officers and Directors may devote time to their outside business interests, so long as such activities do not materially or adversely interfere with their duties to the Corporation. In some cases, the Corporation’s executive officers and Directors may have fiduciary obligations associated with these business interests that interfere with their ability to devote time to the Corporation’s business and affairs and that could adversely affect the Corporation’s operations. These business interests could require significant time and attention from the Corporation’s executive officers and Directors. In addition, the Corporation’s executive officers and Directors control a percentage of Common Shares and may have the ability to control matters affecting the Corporation.

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

Damage to the Corporation’s reputation could be the result of the actual or perceived occurrence of any number of events, and could include any negative publicity, whether true or not. The increased usage of social media and other web-based tools used to generate, publish, and discuss user generated content and to connect with other users has made it increasingly easier for individuals and groups to communicate and share opinions and views in respect to the Corporation and its activities, whether true or not. Although the Corporation believes that it operates in a manner that is respectful to all stakeholders and that it takes care in protecting its image and reputation, the Corporation ultimately does not have direct control over how it is perceived by others. Reputation loss may result in decreased investor confidence, increased challenges in developing and maintaining community relations, and an impediment to the Corporation’s overall ability to advance its product candidates, thereby having a material adverse impact on financial performance, financial condition, cash flows, and growth prospects.

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

The Corporation has entered into agreements with third parties for hardware, software, telecommunications, and other IT services in connection with its operations. The Corporation’s operations depend, in part, on how well it and its suppliers protect networks, equipment, IT systems, and software against damage from a number of threats, including, but not limited to, cable cuts, damage to physical plants, natural disasters, terrorism, fire, power loss, hacking, computer viruses, vandalism, and theft. The Corporation’s operations also depend on the timely maintenance, upgrade, and replacement of networks, equipment, IT systems and software, as well as pre-emptive expenses to mitigate the risks of failures. Any of these and other events could result in information system failures, delays and/or an increase in capital expenses. The failure of information systems or a component of information systems could, depending on the nature of any such failure, adversely impact the Corporation’s reputation and results of operations.

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

If the Corporation is classified as a PFIC for U.S. federal income tax purposes in any taxable year, U.S. investors holding the Corporation’s Common Shares generally will be subject, in that taxable year and all subsequent taxable years (whether or not the Corporation continued to be a PFIC), to certain adverse U.S. federal income tax consequences. The Corporation will be classified as a PFIC in respect of any taxable year in which, after taking into account its income and gross assets (including the income and assets of 25% or more owned subsidiaries), either (i) 75% or more of its gross income consists of certain types of “passive income” or (ii) 50% or more of the average quarterly value of its assets is attributable to “passive assets” (assets that produce or are held for the production of passive income).

Based upon the current and expected composition of the Corporation’s income and assets, the Corporation believes that it was a PFIC for the taxable year ended December 31, 2023 and expects that it may be a PFIC for the current taxable year. Because the Corporation’s PFIC status must be determined annually with respect to each taxable year and will depend on the composition and character of the Corporation’s assets and income, including the Corporation’s use of proceeds from offerings, and the value of the Corporation’s assets (which may be determined, in part, by reference to the market value of Common Shares, which may be volatile) over the course of such taxable year, the Corporation may be a PFIC in any taxable year. Because there are uncertainties in the application of the relevant rules and PFIC status is a factual determination made annually after the close of each taxable year, there can be no assurance that the Corporation will not be a PFIC for any future taxable year. In addition, it is possible that the U.S. Internal Revenue Service may challenge the Corporation’s classification of certain income and assets as non-passive, which may result in the Corporation being or becoming a PFIC in the current or subsequent years.

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

In order to maintain its status as a foreign private issuer, a majority of the Corporation’s Common Shares must be either directly or indirectly owned by non-residents of the U.S. unless the Corporation also satisfies one of the additional requirements necessary to preserve this status. The Corporation may in the future lose its foreign private issuer status if a majority of its Common Shares are held in the U.S. and if the Corporation fails to meet the additional requirements necessary to avoid loss of its foreign private issuer status. The regulatory and compliance costs under U.S. federal securities laws as a U.S. domestic issuer may be significantly more than the costs incurred as a Canadian foreign private issuer. If the Corporation is not a foreign private issuer, it would not be eligible to use the MJDS or other foreign issuer forms and would be required to file periodic and current reports and registration statements on U.S. domestic issuer forms with the SEC, which are more detailed and extensive than the forms available to a foreign private issuer, and would be required to file financial statements prepared in accordance with United States generally accepted accounting principles. In addition, the Corporation may lose the ability to rely upon exemptions from Nasdaq corporate governance requirements that are available to foreign private issuers.

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

Our operations could be adversely affected by events outside of our control, such as natural disasters, wars or health epidemics.

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

Our operations could be adversely affected by macroeconomic risks.

In recent years, economies and markets have faced the phenomenon of inflation, the control of which is the focus of all regulatory institutions around the world. Towards the end of the year 2023 the inflation rate came down and raises of the benchmark interest rate have been halted, but the lag effect impact is still of concern. Inflation represents a significant risk to macroeconomic stability; it results in rising energy and commodity costs, and global equity and capital markets may experience significant volatility and weakness. These factors could have a material adverse effect on our business, operating results, and financial condition.

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

The Corporation may use the proceeds from prior equity offerings for purposes other than those previously set out.

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

General Development of the Business of the Company

Corporation’s Overview

The Corporation is a clinical-stage life sciences company focused on the research and clinical development of anti-inflammatory and anti-fibrotic therapies for the treatment of heart diseases. The Corporation’s lead drug candidate, CardiolRx™ (cannabidiol) oral solution, is pharmaceutically manufactured and is currently in clinical development for use in the treatment of two heart diseases. It is recognized that cannabidiol inhibits activation of the inflammasome pathway, an intracellular process known to play an important role in the development and progression of inflammation and fibrosis associated with myocarditis, pericarditis, and heart failure.

Cardiol has received Investigational New Drug Application authorization from the FDA to conduct clinical studies to evaluate the efficacy and safety of CardiolRx in two rare diseases affecting the heart: (i) a Phase II multi-center open-label pilot study in recurrent pericarditis (MAvERIC-Pilot; NCT05494788), an inflammatory disease of the pericardium which is associated with symptoms including debilitating chest pain, shortness of breath, and fatigue, and results in physical limitations, reduced quality of life, emergency department visits, and hospitalizations; and (ii) a Phase II multi-national, randomized, double-blind, placebo-controlled trial (ARCHER; NCT05180240) in acute myocarditis, an important cause of acute and fulminant heart failure in young adults and a leading cause of sudden cardiac death in people less than 35 years of age.

The FDA has granted Orphan Drug Designation to CardiolRx for the treatment of pericarditis, which includes recurrent pericarditis. The U.S. Orphan Drug Designation program was created to provide the sponsor of a drug or biologic significant incentives, including seven-year marketing exclusivity and exemptions from certain FDA fees, to develop treatments for diseases that affect fewer than 200,000 people in the U.S. Products with Orphan Drug Designation also frequently qualify for accelerated regulatory review. The EMA has a similar orphan medicine product program for rare diseases.

Cardiol is also developing a novel subcutaneously administered drug formulation of its lead small molecule drug candidate (“CRD-38”) intended for use in heart failure – a leading cause of death and hospitalization in the developed world, with associated healthcare costs in the United States exceeding $30 billion annually.1

Corporate History

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

Recent Developments

In January 2024, the Corporation announced that it has exceeded 50% patient enrollment for ARCHER.

In January 2024, the Corporation announced that it received notice on January 23, 2024, from Nasdaq stating that the Corporation has regained compliance with the minimum bid price requirement under Nasdaq Listing Rule 5550(a)(2) for continued listing on The Nasdaq Capital Market. Accordingly, the Corporation is now in compliance with all applicable listing standards.

In February 2024, the Corporation announced the FDA has granted Orphan Drug Designation to CardiolRx for the treatment of pericarditis, which includes recurrent pericarditis.

In February 2024, the Corporation announced completion of patient enrollment in MAvERIC-Pilot.

Three-year History

The following events significantly influenced the general development of the business of the Corporation:

Year ended December 31, 2021

In January 2021, the Corporation announced the formation of the DSMC and the CEC for the Corporation’s Phase II/III trial in high-risk patients hospitalized with COVID-19 (See below – “Phase II/III study – COVID-19 (LANCER)”).

In February 2021, the Corporation granted 1,146,666 stock options to certain consultants of the Corporation. Each option allowed the holder to acquire one common share of the Corporation at an exercise price ranging from $3.16 to $4.80 and expired between January 31, 2023 and February 22, 2023. 696,666 of the options vested immediately, while the remainder vested 25% per quarter from the grant date.

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

In March 2021, the Corporation announced that Dr. Andrew Hamer joined the Corporation as Chief Medical Officer.

In May 2021, the Corporation completed a short form base shelf prospectus offering of units of the Corporation for aggregate gross proceeds of $22,003,200. Under the offering, the Corporation sold a total of 6,112,000 units at a price of $3.60. Each unit was comprised of one common share of the Corporation and one-half purchase warrant of the Corporation (the “May 2021 Warrants”). Each full warrant entitles the holder thereof to acquire one common share at a price of $4.60 for a period of 36 months from issuance. The warrants are listed for trading on the TSX under the symbol “CRDL.WT.A”.

The offering was conducted through a syndicate of underwriters (the “May 2021 Underwriters”). The May 2021 Underwriters were paid cash fees of $1,025,590. Concurrent with the closing, the May 2021 Underwriters purchased an additional 433,400 warrants for gross proceeds of $8,668, pursuant to the over-allotment option.

In June 2021, the Corporation adopted an Omnibus Equity Incentive Plan which permits the grant or issuance of stock options, Restricted Share Units, Performance Share Units, and Deferred Share Units, as well as other share-based awards to participants.

In July 2021, the Corporation announced that its Board of Directors appointed Dr. Guillermo Torre-Amione as the new Chair. Dr. Torre-Amione has been an independent director of Cardiol since August 2018 and took over from Dr. Eldon Smith, the founding Chairman of Cardiol and who retired from the Board.

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

In March 2022, the Corporation announced the appointment of Jennifer M. Chao to its Board of Directors. Ms. Chao was also appointed Chair of the Corporate Governance and Compensation Committee. Iain Chalmers stepped down from the Board of Directors to accommodate Ms. Chao’s appointment.

In March 2022, the Corporation incorporated a wholly owned subsidiary, Cardiol USA, under the laws of Delaware.

In May 2022, the Corporation announced the appointment of Teri Loxam and Chris Waddick to its Board of Directors. Ms. Loxam has also been appointed Chair of the Audit Committee. Dr. Guillermo Torre-Amione stepped down from the Audit Committee to accommodate Ms. Loxam’s appointment.

In June 2022, the Corporation announced it entered into an equity distribution agreement with Canaccord Genuity LLC and Cantor Fitzgerald & Co. (the “Sales Agents”) acting as co-agents in connection with the 2022 at-the-market offering program (the “2022 ATM Program”). Under the terms of the 2022 ATM Program, the Corporation could, from time to time, sell Common Shares having an aggregate value of US$50,000,000 through the Sales Agents on the Nasdaq Capital Market. As of the date of this Annual Report the Corporation did not issue any shares under the 2022 ATM Program. Subsequent to December 31, 2023, the 2022 ATM program expired with no shares having been issued under it.

In August 2022, the Corporation announced that the first patient was enrolled in ARCHER, (See below – “Phase II study – Acute myocarditis (ARCHER)”).

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

In November 2022, the Corporation announced that it received a notice from the Nasdaq, stating that the Corporation was not in compliance with the minimum bid price requirement of US$1.00 per share under the Nasdaq Listing Rule 5550(a)(2) based upon the closing bid price of the Common Shares for the 30 consecutive business days prior to the date of the notice. In August 2023, the Corporation announced that it received notice from the Nasdaq stating the Company has regained compliance with the minimum bid price requirement under Nasdaq Listing Rule 5550(a)(2) for continued listing on The Nasdaq Capital Market.

In December 2022, the Corporation announced the initiation of a Phase II open-label pilot study to investigate the tolerance, safety, and efficacy of CardiolRx in patients with recurrent pericarditis. In addition to standard safety assessments, the study is designed to evaluate improvement in objective measures of disease, and during an extension period, assess the feasibility of weaning concomitant background therapy including corticosteroids, while taking CardiolRx (see – “Phase II Open Label Pilot Study – Recurrent Pericarditis (MAvERIC-Pilot)”).

Year ended December 31, 2023

In January 2023, the Corporation announced that the first patient has been enrolled in MAvERIC-Pilot (see – “Phase II Open Label Pilot Study – Recurrent Pericarditis (MAvERIC-Pilot)”).

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

In August 2023, the Corporation announced that it received notice from the Nasdaq stating the Company has regained compliance with the minimum bid price requirement under Nasdaq Listing Rule 5550(a)(2) for continued listing on The Nasdaq Capital Market. Accordingly, the Corporation is now in compliance with all applicable listing standards.

In September 2023, the Corporation announced that all collaborating research centers had been initiated and were eligible to enroll patients in ARCHER (See below – “Phase II study – Acute myocarditis (ARCHER)”).

In October 2023, the Corporation announced positive study results from one of its international collaborating research centers demonstrating that subcutaneously administered cannabidiol, the active pharmaceutical ingredient in Cardiol’s novel CRD-38 subcutaneous formulation, slowed increases in body weight and heart weight, and prevented increases in key cardiac inflammatory and remodeling markers in a model of HFpEF.

The poster entitled “Cannabidiol As A Potential Treatment For Heart Failure With Preserved Ejection Fraction” was presented on October 7th within the “ePoster Viewing Session III” of HFSA2023. This work was performed using a model of HFpEF that is induced using a combination of high-fat diet and hypertension that leads to an increase in heart weight to tibia length ratio, and an increase in markers for inflammation and cardiac remodeling. Cannabidiol administered subcutaneous was associated with significantly lower BNP (a cardiac stress marker raised in heart failure patients), IL-10 (a promotor of fibrosis in HFpEF), and visceral adipose tissue (VAT) to subcutaneous adipose tissue (SAT) ratio.

In October 2023, the Corporation announced that it received a notice from the Nasdaq, stating that the Corporation is not in compliance with the minimum bid price requirement of US$1.00 per share under the Nasdaq Listing Rule 5550(a)(2) based upon the closing bid price of the Common Shares for the 30 consecutive business days prior to the date of the notice. (See above – “Recent Developments” for recompliance date).

In November 2023, the Corporation announced that it has exceeded 50% of the patient enrollment target for MAvERIC-Pilot (see – “Phase II Open Label Pilot Study – Recurrent Pericarditis (MAvERIC-Pilot)”).

In November 2023, the Corporation announced that study results demonstrated an experimental model of pericarditis induces MMT and that this process is inhibited by cannabidiol treatment, the active pharmaceutical ingredient in CardiolRx™. An abstract summarizing these results was submitted by the Company’s international research collaborators from the University of Virginia and Houston Methodist DeBakey Heart & Vascular Center to the 2023 Annual Meeting of the European Society of Cardiology Working Group on Myocardial and Pericardial Diseases (“MPD2023”) held on November 15 and 16, 2023 in Belgrade, Serbia.

The poster entitled “Cannabidiol Inhibits the Mesothelial to Mesenchymal Transition in Experimental Pericarditis” was presented for general viewing within the poster sessions of the MPD2023 Scientific Programme. The results presented are a continuation of a research collaboration between Cardiol and the University of Virginia, which previously reported at the American Heart Association Scientific Sessions 2022 that cannabidiol reduces pericardial effusion and thickness in the same experimental model of pericarditis.

In December 2023, the Corporation announced that Massachusetts General Hospital was initiated and eligible to enroll patients in MAvERIC-Pilot. (see – “Phase II Open Label Pilot Study – Recurrent Pericarditis (MAvERIC-Pilot)”).

Phase II Open Label Pilot Study – Recurrent Pericarditis (MAvERIC-Pilot)

Pericarditis refers to inflammation of the pericardium (the membrane or sac that surrounds the heart), frequently resulting from a viral infection. Recurrent pericarditis is the reappearance of symptoms after a symptom-free period of at least four to six weeks following the initial acute episode of pericarditis. Patients may have multiple recurrences. Symptoms include debilitating chest pain, shortness of breath, and fatigue, resulting in physical limitations, reduced quality of life, emergency department visits, and hospitalizations. Causes of pericarditis can include infection (e.g., tuberculosis), systemic disorders such as autoimmune and inflammatory diseases, cancer, and post-cardiac injury syndromes. Pericarditis (and its recurrences) are symptomatic events, the diagnosis of which is based on meeting two of four criteria: chest pain; pericardial friction rub; electrocardiogram changes; and new or worsening pericardial swelling. Elevation of inflammatory markers such as C-reactive protein (“CRP”), and evidence of pericardial inflammation by an imaging technique (computed tomography scan or cardiac magnetic resonance) may help the diagnosis and the monitoring of disease activity. Although generally self-limited and not life threatening, pericarditis is diagnosed in 0.2% of all cardiovascular in-hospital admissions and is responsible for 5% of emergency room admissions for chest pain in North America and Western Europe.

Recurrent pericarditis appears in 15% to 30% of patients following the acute index episode and usually within 18 months. Furthermore, up to 50% of patients with a recurrent episode of pericarditis experience more recurrences. Standard first-line medical therapy consists of non-steroidal anti-inflammatory drugs or aspirin with or without colchicine. Corticosteroids such as prednisone are second-line therapy in patients with continued recurrence and inadequate response to conventional therapy. The only FDA-approved therapy for recurrent pericarditis, launched in 2021, is a costly and potent subcutaneously injected interleukin-1 inhibitor with immunosuppressive effects. It is generally used as a third-line intervention in patients with persistent underlying disease, multiple recurrences, and an inadequate response to conventional therapy.

On an annual basis, the number of patients in the U.S. having experienced at least one recurrence is estimated at 38,000. Approximately 60% of patients with multiple recurrences (>1) still suffer for longer than two years, and one third are still impacted at five years. Hospitalization due to recurrent pericarditis is often associated with a 6-8-day length of stay and cost per stay is estimated to range between US$20,000 and US$30,000 in the U.S.

In May 2022, the Corporation announced the FDA has authorized the Corporation’s IND application to commence a Phase II open- label pilot study designed to evaluate the tolerance, safety, and efficacy of CardiolRx in patients with recurrent pericarditis. MAvERIC-Pilot will also assess the improvement in objective measures of disease, and during an extension period, assess the feasibility of weaning concomitant background therapy including corticosteroids, while taking CardiolRx. Recurrent pericarditis is a rare disease in the U.S., thereby making CardiolRx eligible for orphan drug status under the FDA’s Orphan Drug Designation program.

The MAvERIC-Pilot study protocol was designed to enroll 25 patients at major clinical centers in the U.S. specializing in pericarditis. In February 2024, Corporation announced that the MAvERIC-Pilot study had achieved its patient enrollment objective. The primary efficacy endpoint of the study is the change, from baseline to eight weeks, in patient-reported pericarditis pain using an 11-point numeric rating scale (“NRS”). The NRS is a validated clinical tool used across multiple conditions with acute and chronic pain, including previous studies of recurrent pericarditis. Secondary endpoints include the pain score after 26 weeks of treatment, and changes in high sensitivity CRP. Importantly, the study will also assess freedom from pericarditis recurrence.

The MAvERIC-Pilot study was designed with the support of an independent Advisory Committee and key trial investigators, consisting of international thought leaders in cardiovascular disease, including:

●	Study Chair: Allan Klein, MD, CM – Director, Center for the Diagnosis and Treatment of Pericardial Diseases, and Professor of Medicine, Heart, Vascular and Thoracic Institute, Cleveland Clinic;
●	Antonio Abbate, MD – Ruth C. Heede Professor of Cardiology, School of Medicine, and Department of Medicine, Division of Cardiovascular Medicine – Heart and Vascular Center, University of Virginia;
●	Allen Luis, MBBS, PhD – Co-Director of the Pericardial Diseases Clinic, Associate Professor of Medicine, Department of Cardiovascular Medicine, at Mayo Clinic Rochester Minnesota;
●	Paul Cremer, MD – Departments of Medicine and Radiology, Northwestern University, and Multimodality Cardiac Imaging and Clinical Trials Unit, Bluhm Cardiovascular Institute;
●	Stephen Nicholls – Program Director, Victorian Heart Hospital, Director, Monash Victorian Heart Institute, and Professor of Cardiology, Monash University, Melbourne; and
●	Stefano Toldo, PhD – Associate Professor of Medicine, Department of Medicine, Cardiovascular Medicine at University of Virginia.

The Corporation expects to report topline results from the MAvERIC-Pilot study in Q2 2024 and trial extension data during H2 2024. Cardiol has budgeted additional costs to complete this study to be approximately $1 million. If Cardiol determines that the study has met its objectives, it currently expects to undertake the next steps in its clinical development program, which would consist of a larger clinical study, the details of which will be determined in conjunction with its external clinical advisors and regulatory agencies. The total cost and timeline to complete this clinical development program cannot be determined at this stage as this will depend on a variety of factors. The Corporation may involve a commercial partner from the pharmaceutical industry to fund the late-stage clinical development and commercialization of CardiolRx for the treatment of recurrent pericarditis.

Phase II study – Acute myocarditis (ARCHER)

Myocarditis is an acute inflammatory condition of the heart muscle (myocardium) characterized by chest pain, impaired cardiac function, atrial and ventricular arrhythmias, and conduction disturbances. Although the symptoms are often mild, myocarditis remains an important cause of acute and fulminant heart failure and is a leading cause of sudden cardiac death in people under 35 years of age. Although viral infection is the most common cause of myocarditis, the condition can also result from administration of therapies used to treat several common cancers, including chemo- therapeutic agents and immune checkpoint inhibitors.

In a proportion of patients, the inflammation in the heart persists and causes decreased heart function with symptoms and signs of heart failure, and as such pharmacological treatment is based on conventional therapy for heart failure. This includes diuretics, ACE inhibitors, angiotensin receptors blockers, beta blockers, and aldosterone inhibitors. For those with a fulminant presentation, intensive care is often required, with the use of inotropic medications (to increase the force of the heart muscle contraction). Severe cases frequently require ventricular assist devices or extracorporeal oxygenation and may necessitate heart transplantation. There are no FDA-approved therapies for acute myocarditis. Patients hospitalized with acute myocarditis experience an average 7-day length of stay and a 4 – 6% risk of in-hospital mortality, with average hospital charge per stay estimated at US$110,000 in the U.S.

Data from multiple sources, including the ‘Global Burden of Disease Study’, reports that the number of cases per year of myocarditis range from approximately 10 to 22/100,000 persons (estimated U.S. patient population of 33,000 to 73,000), qualifying the condition as a rare disease in the U.S. and in European Union. Cardiol believes that there is a significant opportunity to develop a therapy for acute myocarditis that may be eligible for designation as an orphan drug under the FDA’s Orphan Drug Designation and the European Medicines Agency Orphan Medicine programs.

In August 2021, Cardiol received IND authorization from the FDA to conduct a Phase II clinical trial of CardiolRx in acute myocarditis – the ARCHER trial. ARCHER has also received regulatory clearance in other jurisdictions and is expected to enroll 100 patients at major cardiac centers in North America, Europe, Latin America and Israel. In January 2024, the Corporation announced that the ARCHER trial had exceeded 50% of its patient enrollment objective. ARCHER has been designed in collaboration with an independent steering committee comprising distinguished thought leaders in heart failure and myocarditis from international centers of excellence. The primary endpoints of the trial, which will be evaluated after 12 weeks of double-blind therapy, consist of the following cardiac magnetic resonance imaging measures: left ventricular function (global longitudinal strain) and myocardial edema/fibrosis (extra-cellular volume), each of which has been shown to predict long-term prognosis of patients with acute myocarditis.

Members of the Steering Committee include:

●	Chair: Dennis M. McNamara, MD – Professor of Medicine at the University of Pittsburgh. He is also the Director of the Heart Failure/Transplantation Program at the University of Pittsburgh Medical Center;
●	Co-Chair: Leslie T. Cooper, Jr., MD – General cardiologist and the Chair of the Mayo Clinic Enterprise Department of Cardiovascular Medicine, as well as chair of the Department of Cardiovascular Medicine at the Mayo Clinic in Florida;
●	Arvind Bhimaraj, MD – Specialist in Heart Failure and Transplantation Cardiology and Associate Professor of Cardiology, Institute for Academic Medicine at Houston Methodist and at Weill Cornell Medical College, NYC;
●	Wai Hong Wilson Tang, MD – Advanced Heart Failure and Transplant Cardiology specialist at the Cleveland Clinic in Cleveland, Ohio. Dr. Tang is also the Director of the Cleveland Clinic’s Center for Clinical Genomics; Research Director, and staff cardiologist in the Section of Heart Failure and Cardiac Transplantation Medicine in the Sydell and Arnold Miller Family Heart & Vascular Institute at the Cleveland Clinic;
●	Peter Liu, MD – Chief Scientific Officer and Vice President, Research, of the University of Ottawa Heart Institute, and Professor of Medicine and Physiology at the University of Toronto and University of Ottawa;
●	Carsten Tschöpe, MD – Professor of Medicine and Cardiology and Vice Director of the Department of Internal Medicine and Cardiology, University Medicine Berlin;
●	Matthias Friedrich, MD – Full Professor within the Departments of Medicine and Diagnostic Radiology at McGill University in Montreal, and Chief, Cardiovascular Imaging at the McGill University Health Centre;
●	Yaron Arbel, MD – Cardiologist and Director of the CardioVascular Research Center (CVRC) at the Tel Aviv “Sourasky” Medical Center;
●	Edimar Bocchi, MD – Serves as the Head of Heart Failure Clinics and Heart Failure Team at Heart Institute (Incor) of Hospital das Clinicas of São Paulo University Medical School, Associate Professor of São University Medical School, São Paulo, Brazil; and
●	Mathieu Kerneis, MD, PhD – Interventional cardiologist at Pitié Salpêtrière Hospital (Sorbonne University).

It is anticipated that patient recruitment will be completed during Q3 2024. Cardiol has budgeted additional costs to complete this study to be approximately $6 million. If Cardiol determines that the Phase II study meets its objectives, it currently expects to undertake the next steps of its clinical development program, which would consist of a larger clinical study, the details of which will be determined in consultation with its external clinical advisors and regulatory agencies. The total cost and timeline to complete this clinical development program cannot be determined at this stage as this will depend on a variety of factors. The Corporation may involve a commercial partner from the pharmaceutical industry, to fund the late-stage clinical development and commercialization of CardiolRx for the treatment of acute myocarditis.

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

The Phase I trial was a randomized, placebo-controlled, double-blind study designed to evaluate the safety, tolerability, and PK profile of CardiolRx at various dose levels. The study randomized 52 subjects (age range 25 to 60 years) to one of two groups. In Group A, there were three sub-groups, each involving 12 subjects (nine active and three placebo), with each subject receiving a single dose of 5 mg/kg or 15 mg/kg of CardiolRx, in either the fed or fasted state. In Group B, there were two sub-groups, each involving eight subjects (six active and two placebo) with each subject receiving 5 mg/kg or 15 mg/kg twice daily for six days. Serial blood samples were taken to measure the level of cannabidiol and its two main metabolites.

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

Cardiol’s Approach to the Treatment of Heart Disease

Cardiol is investigating the potential of its lead small molecule drug candidate CardiolRxTM (cannabidiol), a pharmaceutically manufactured oral solution currently in clinical trials for the treatment of recurrent pericarditis and acute myocarditis. In addition, Cardiol is developing CRD-38 injection for subcutaneous administration, currently in preclinical development, for the treatment of heart failure. It is recognized that cannabidiol inhibits activation of the inflammasome pathway, an intracellular process known to play an important role in the development and progression of inflammation and fibrosis associated with myocarditis, pericarditis, and heart failure.

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

Development of a subcutaneous (SC) cannabidiol formulation

Cardiol is currently developing an SC cannabidiol formulation that is intended to improve the pharmacokinetic profile compared to existing oral formulations. SC administration has the potential to allow for a lower dose of drug to be delivered with less frequent administration, while achieving the same or greater therapeutic effect. The Corporation’s research collaborators have shown that cannabidiol, when administered subcutaneously, is effective in a pre-clinical model of heart failure. The SC approach is practical and widely used in human medicine although the formulation requires specific characteristics. Cardiol has developed CRD-38; a formulation that meets the required physical characteristics for SC administration. In 2023, two rounds of pharmacokinetic testing were performed on CRD-38 with positive results showing a long blood level duration that supports the premise of administering CRD-38 once per week or even less frequently. Currently, this formulation is undergoing scale-up manufacturing to support toxicity studies.

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

TecSalud & Nano4Heart

Cardiol established a research and development collaboration (See “Commercial Relationships”) with TecSalud and Nano4Heart, both of the Instituto Tecnológico y de Estudios Superiores de Monterrey, Mexico, to collaborate on the research and development of proprietary therapeutics for the treatment of heart failure. This research collaboration combines the significant research capability of TecSalud and Nano4heart’s extensive experience in preclinical cardiovascular research with Cardiol’s scientific, clinical, and business expertise. By combining these intellectual resources, Cardiol expects to accelerate the necessary research towards the mutual goal of developing a breakthrough heart failure treatment.

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

The primary objective of this collaboration is to develop the experimental evidence necessary to support advancing potential breakthrough medicines for heart failure into clinical development. Research is currently underway to investigate the therapeutic potential of cannabidiol formulations that target inflammation in a model of hypertension-induced heart failure. Initial research was completed in 2021 showing encouraging results. In 2023, following positive experimental results showing the impact of Cardiol’s cannabidiol formulation, data were accepted for presentation at The American College of Cardiology’s 72nd Annual Scientific Session Together with the World Congress of Cardiology. Also in 2023, a new model of HFpEF was developed and is currently being used to test Cardiol’s cannabidiol. Preliminary data were positive, and presented at the Heart Failure Society of America Annual Scientific Meeting 2023.

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

In August 2018, Cardiol entered into a research contract with the Houston Methodist DeBakey Heart & Vascular Center to build upon the initial research using an experimental model of non-ischemic heart failure. In this model, heart failure is induced by administering NaCl, L-NAME, and angiotensin II. This leads to an increase in both cardiac fibrosis and cardiomyocyte size (hypertrophy). Cannabidiol was encapsulated within Cardiol’s nanoparticle technology and used as a treatment in this model. Results demonstrated that nano-encapsulated cannabidiol reduces both fibrosis and cardiomyocyte size, suggesting nano-encapsulated cannabidiol has both anti-fibrotic and anti-hypertrophic effects. These data were presented at American Heart Association Scientific Sessions 2021.

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

Research into the interaction between cannabidiol and the EndoMT process was pursued, and further experimentation demonstrated that cannabidiol can not only inhibit the transition from endothelial to mesenchymal cell types, but can also promote the reversal of the EndoMT process. These data that suggest cannabidiol may protect cardiac function via EndoMT inhibition and reversal, were presented at Heart Failure Society of America’s Annual Scientific Meeting 2022. In 2023, work progressed the investigation of potential targets of cannabidiol in EndoMT and investigation of the effect of cannabidiol on EndoMT in vivo, in order to further elucidate how cannabidiol has its effects.

Virginia Commonwealth University and University of Virginia (“UVA”)

Cardiol has been working with collaborators at VCU and UVA to add to the data generated to date in support of cannabidiol in pre-clinical in vivo models of cardiovascular diseases. A pre-clinical model of pericarditis has been developed at VCU that induces pericarditis-characterized as an acute inflammatory response in the pericardium in an NLRP3 inflammasome-dependent manner. The model was previously used to show the efficacy of, among other drugs, rilonacept, which is an emerging novel treatment for pericarditis following a successful Phase III trial.

A study was performed using Cardiol’s cannabidiol formulation in VCU’s model of pericarditis, results were positive, and data were presented at American Heart Association Annual Scientific Sessions 2022. These data demonstrating Cardiol’s formulations’ ability to mitigate pericarditis led to further collaboration and, in 2023, the design of experiments, between UVA and Houston Methodist. This work investigated whether mesenchymal transition is also implicated in the progression of disease in UVA’s model of pericarditis, and tested Cardiol’s cannabidiol ability to inhibit the disease progression. Results were positive, and data from this work were presented at the 2023 Annual Meeting of the European Society of Cardiology Working Group on Myocardial and Pericardial Diseases.

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

Effective upon entering into a supply agreement with Shoppers Drug Mart Inc. (“Shoppers”) on March 16, 2020. Purisys shall not sell pharmaceutical cannabidiol to any third party for use in the production of products sold to retail pharmacies in Canada and Mexico, such as Shoppers. Notwithstanding this restriction, Purisys shall have the right to sell pharmaceutical cannabidiol to third parties outside Canada for use in products that are approved as prescription medicines by the Therapeutic Products Directorate of Health Canada for delivery into Canada.

The initial term of the Purisys Exclusive Supply Agreement expires on December 31, 2038, and thereafter automatically renews for successive periods of two calendar years each, unless written notice of termination is given by either party at least 18 months before the expiration of the initial term or completion of the then-current renewal term.

TecSalud (CARO)

Cardiol entered into development agreements with CARO dated August 28, 2018 and December 15, 2023, for research and development of proprietary drug formulations for the treatment of heart failure. CARO is a Mexican corporation dedicated to providing clinical and scientific experimentation and consulting, as well as performing its own development activities or through third-party providers. TecSalud and Nano4heart are third parties through which CARO will provide its consulting and development activities for Cardiol.

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

The Corporation’s patent portfolio includes the following families:

●	Poly (Ethylene Oxide)-Block-Poly (Ester) Block Copolymers (the “Block Copolymer Family”)
●	Amphiphilic Block Copolymers, Micelles, And Methods for Treating and/or Preventing Heart Failure
●	Stable Medicinal Cannabidiol Compositions
●	Parenteral or Oral Cannabidiol Compositions for Treating Heart Conditions
●	Stable Oral Cannabidiol Compositions
●	Stable Injectable Cannabinoid Formulations
●	Cannabidiol For Use In Treating Or Preventing Recurrent Pericarditis
●	Beta-Caryophyllene For Use In Treating Or Preventing Pericarditis

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

Joseph A. Hill, MD, PhD

Dr. Hill is Professor of Internal Medicine and Molecular Biology, Chief of Cardiology at UT Southwestern Medical Center, Dallas, TX, and Director of the Harry S. Moss Heart Center. Dr. Hill holds both the James T. Willerson, MD, Distinguished Chair in Cardiovascular Diseases, and the Frank M. Ryburn Jr. Chair in Heart Research. He graduated from Duke University with MD and PhD degrees in 1987. His PhD dissertation research was in the field of cardiac ion channel biophysics. Dr. Hill then worked for five years as a postdoctoral fellow at the Institut Pasteur in Paris studying central and peripheral nicotinic receptors. He next completed an internal medicine internship and residency, as well as a clinical cardiology fellowship, at the Brigham and Women’s Hospital, Harvard Medical School. He served on faculty at the University of Iowa for five years before moving in 2002 to the UT Southwestern. Dr. Hill’s research examines molecular mechanisms of structural, functional, metabolic, and electrophysiological remodeling in cardiac hypertrophy and heart failure. He has served on many NIH panels and committees and delivered numerous invited lectures in the U.S. and around the world. Dr. Hill has received many recognitions and awards, including election to the Association of American Professors and the 2018 Research Achievement Award from the International Society for Heart Research. For the past seven years, Dr. Hill has been the Editor-in-Chief of the prestigious American Heart Association journal Circulation.

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

Government Regulation and Product Approval

As a biopharmaceutical company that intends to test, register, and commercialize products in Canada, U.S. and other jurisdictions, we are subject to extensive regulation by various regulatory authorities. The primary regulatory agency in the U.S. is the FDA, in Canada it is Health Canada, and in the E.U. it is the EMA. Together with these three, there are other federal, state, and local regulatory agencies. In the U.S., the FDCA, and its implementing regulations set forth, among other things, requirements for the research, testing, development, manufacture, quality control, safety, effectiveness, approval, labeling, storage, record keeping, reporting, distribution, import, export, and advertising and promotion of our products. Although the discussion below focuses on regulation in the U.S., we anticipate seeking approval for, and marketing of, our products in other countries.

Generally, our activities outside the U.S. will be subject to regulation that is similar in nature and scope as that imposed in the U.S., although there can be important differences. Approval in the U.S., Canada, or the E.U. does not assure approval by other regulatory agencies, although often test results from one country may be used in applications for regulatory approval in another country. Additionally, some significant aspects of regulation in the E.U. are addressed in a centralized way through the EMA, but country-specific regulation remains essential in many respects. The April 2015 publication titled “Medicinal Products in the E.U., the legal framework for medicines for human use”2 from the European Parliamentary Research Service gives a general overview of several aspects of E.U. legislation on human medicines. A major difference in Europe, when compared to Canada and the United States, is with the approval process. In the E.U., there are different procedures that can be used to gain marketing authorization. The first procedure is referred to as the centralized procedure and requires that a single application be submitted to the EMA and, if approved, allows marketing in all countries of the E.U. The centralized procedure is mandatory for certain types of medicines and optional for others. The second procedure is the decentralized procedure which requires one member state to act as the reference member state conducting the review of the application which is simultaneously filed to the reference member state and to selected other member states. The third procedure is a state-by-state application.

The process of obtaining regulatory marketing approvals and the subsequent compliance with appropriate federal, state, local and foreign statutes and regulations requires the expenditure of substantial time and financial resources and may not be successful. See “Risk Factors” in this Annual Report.

The Corporation has a business relationship with Purisys, which is a U.S. based company. Purisys is a manufacturer of controlled drug substance APIs and is registered with the DEA for the manufacturing of controlled drug substances.

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

After submitting the NDS application, the file undergoes a screening process prior to being accepted for review. The PDD has 45 calendar days from receipt to complete the screening review process. If granted a priority review, the screening period is reduced to 25 calendar days.

2 https://www.europarl.europa.eu/RegData/etudes/IDAN/2015/554174/EPRS_IDA(2015)554174_EN.pdf

After a comprehensive review of an NDS application, Health Canada will issue a NOC if the product is approved or a NON if further questions remain. If a NOC is issued, a DIN is also issued that is required to be printed on each label of the product, as well as the final version of the Product Monograph that has been agreed to between Health Canada and the sponsor.

The average target time for reaching a first decision on an NDS is 300 calendar days, unless the submission has received a priority review in which case the time is 180 calendar days.

Fees are levied for a review of an NDS application.

U.S. Government Regulation

The FDA is the main regulatory body that controls pharmaceuticals in the U.S., and its regulatory authority is based in the FDCA. Pharmaceutical products are also subject to other federal, state, and local statutes. A failure to comply explicitly with any requirements during the product development, approval, or post-approval periods may lead to administrative or judicial sanctions. These sanctions could include the imposition by the FDA or an IRB of a hold on clinical trials, refusal to approve pending marketing applications or supplements, withdrawal of approval, warning letters, product recalls, product seizures, total or partial suspension of production or distribution, injunctions, fines, civil penalties, or criminal prosecution. As presented on the section of the FDA’s website titled “Drug Review Process: Ensuring Drugs are Safe and Effective”3, the steps required before a new drug may be marketed in the U.S. generally include:

●	completion of nonclinical studies, animal studies, and formulation studies in compliance with the FDA’s GLP regulations;
●	submission to the FDA of an IND application to support human clinical testing in the U.S.;
●	approval by an IRB at each clinical site before each trial may be initiated;
●	performance of adequate and well-controlled clinical trials in accordance with federal regulations and with GCP, and regulations to establish the safety and efficacy of the investigational product candidate for each target indication;
●	submission of an NDA authorization application to the FDA;
●	satisfactory completion of an FDA Advisory Committee review, if applicable;
●	satisfactory completion of an FDA inspection of the manufacturing facilities at which the investigational product candidate is produced to assess compliance with continuing Good Manufacturing Practices (cGMP) regulations, and to assure that the facilities, methods, and controls are adequate; and
●	FDA review and approval of the NDA.

3 https://www.fda.gov/Drugs/ResourcesForYou/Consumers/ucm143534.htm

Clinical Trials

An IND is a request for authorization from the FDA to administer an investigational product candidate to humans. This authorization is required before interstate shipping and administration of any new drug product to humans in the U.S. that is not the subject of an approved NDA. A 30-day waiting period after the submission of each IND is required prior to the commencement of clinical testing in humans. If the FDA has neither commented on nor questioned the IND within this 30-day period, the clinical trial proposed in the IND may begin. Clinical trials involve the administration of the investigational product candidate to healthy volunteers or patients with the disease under study, under the supervision of qualified investigators following GCPs, an international standard meant to protect the rights and health of patients with the disease under study and to define the roles of clinical trial sponsors, administrators, and monitors. Clinical trials are conducted under protocols that detail the parameters to be used in monitoring safety, and the efficacy criteria to be evaluated. Each protocol involving testing on patients in the U.S. and subsequent protocol amendments must be submitted to the FDA as part of the IND application. Cardiol has submitted three IND applications on CardiolRx, and have received three “Study May Proceed” letters from the FDA. The first IND application authorization was to study CardiolRx in the prevention of cardiovascular complications due to COVID-19 infections. The second was to study CardiolRx in the treatment of myocarditis. The third was to study CardiolRx in the treatment of pericarditis.

As set out in the October 6, 2021 publication “ICH E8(R1) Guideline – General Considerations for Clinical Trials4 “, published by the International Conference on Harmonization of Technical Requirements for Registration of Pharmaceuticals for Human Use, the three phases of clinical investigation are as follows:

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

4 ICH_E8-R1_Guideline_Step4_2021_1006.pdf

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

Advertising and Promotion

As set out in the FDA`s website discussion5 on the “The Prescription Drug Marketing Act of 1987”, the FDA and other federal regulatory agencies closely regulate the marketing and promotion of drugs through, among other things, standards and regulations for direct-to-consumer advertising, communications regarding unapproved uses, industry-sponsored scientific and educational activities, and promotional activities involving the Internet. A product cannot be commercially promoted before it is approved. After approval, product promotion can include only those claims relating to safety and effectiveness that are consistent with the labeling (package insert) approved by the FDA. Healthcare providers are permitted to prescribe drugs for “off-label” uses – that is, uses not approved by the FDA and, therefore, not described in the drug’s labeling – because the FDA does not regulate the practice of medicine. However, FDA regulations impose stringent restrictions on manufacturers’ communications regarding off-label uses.

Post-Approval Regulations

As set out in the FDA`s website discussion6 on “Post Marketing Requirements and Commitments”, after regulatory approval of a drug is obtained, a company is required to comply with a number of post-approval requirements. For example, as a condition of approval of an NDA, the FDA may require post-marketing testing, including Phase IV clinical trials, and surveillance to further assess and monitor the product’s safety and effectiveness after commercialization. In addition, as a holder of an approved NDA, a company would be required to report adverse drug reactions and production problems to the FDA, to provide updated safety and efficacy information, and to comply with requirements concerning advertising and promotional labeling for any of its products. Also, quality control and manufacturing procedures must continue to conform to cGMP after approval to assure and preserve the long-term stability of the drug or biological product. The FDA periodically inspects manufacturing facilities to assess compliance with cGMP, which imposes extensive procedural and substantive record keeping requirements. In addition, changes to the manufacturing process are strictly regulated, and, depending on the significance of the change, may require prior FDA approval before being implemented. FDA regulations also require investigation and correction of any deviations from cGMP and impose reporting and documentation requirements upon a company and any third-party manufacturers that a company may decide to use. Accordingly, manufacturers must continue to expend time, money, and effort in the area of production and quality control to maintain compliance with cGMP and other aspects of regulatory compliance.

Controlled Substances

Potential sources of API for our cannabinoid products are in the U.S., Canada, and certain E.U. countries. In the U.S., pharmaceutically produced cannabidiol is not on any of the five schedules of controlled substances as established by the CSA and the U.S. DEA. Whether a pharmaceutically produced cannabinoid product is controlled in the U.S. depends on whether the product contains any quantity of a synthetically-produced tetrahydrocannabinol or any other controlled substance. If the product contains any quantity of synthetically produced tetrahydrocannabinol, or more than 0.3% organically produced tetrahydrocannabinol on a dry weight basis it is controlled in schedule I of the CSA, unless it is specifically excepted or listed in another schedule. The DEA has indicated our pharmaceutically produced cannabidiol is not controlled under the CSA as it is free of tetrahydrocannabinol with none detected at the detection limit of five parts per million.

We may choose to conduct clinical trials for any of our drug candidates outside the U.S. subject to regulatory approval. We may decide to develop, manufacture, or commercialize our product candidates in additional countries, which may consider pharmaceutically produced cannabidiol a controlled substance. As a result, we may be subject to controlled substance laws and regulations from the various other regulatory agencies in other countries where we develop, manufacture, or commercialize our cannabinoid products in the future.

Marketing Exclusivity

As discussed in the May 19, 2015 issue7 of the “FDA/CDER SBIA Chronicles” published by the FDA, upon NDA approval of a new chemical entity, which for this purpose is defined as a drug that contains no active moiety that has been approved by the FDA in any other NDA, that drug receives five years of marketing exclusivity during which the FDA cannot approve any ANDA seeking approval of a generic version of that drug. Certain changes to the scope of an approval for a drug, such as the addition of a new indication to the package insert, are associated with a three-year period of exclusivity during which the FDA cannot approve an ANDA for a generic drug that includes the change. A Section 505(b)(2) NDA may be eligible for three-year marketing exclusivity, assuming the NDA includes reports of new clinical studies (other than bioequivalence studies) essential to the approval of the NDA.

5 https://www.fda.gov/regulatory-information/selected-amendments-fdc-act/prescription-drug-marketing-act-1987

6 https://www.fda.gov/drugs/guidance-compliance-regulatory-information/postmarket-requirements-and-commitments

7 SBIA Chronicles. Patents and Exclusivity. May 19, 2015. https://www.fda.gov/downloads/Drugs/DevelopmentApprovalProcess/SmallBusinessAssistance/UCM447307.pdf

An ANDA may be submitted one year before marketing exclusivity expires if a Paragraph IV certification is filed. In this case, the 30 months stay, if applicable, runs from the end of the five-year marketing exclusivity period. If there is no listed patent in the FDA’s Approved Drug Products with Therapeutic Equivalence Evaluations, commonly known as the Orange Book, there may not be a Paragraph IV certification, and, thus, no ANDA may be filed before the expiration of the exclusivity period.

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

Patent Term Extension

As set out in the FDA`s website discussion8 “Small Business Assistance: Frequently Asked Questions on the Patent Term Restoration Program”, the term of a patent that covers an FDA-approved drug may be eligible for patent-term extension, which provides patent-term restoration as compensation for the patent term lost during the FDA regulatory review process. The U.S. Federal Drug Price Competition and Patent Term Restoration Act of 1984 permits a patent-term extension of up to five years beyond the expiration of the patent. The length of the patent-term extension is related to the length of time the drug is under regulatory review. Patent extension cannot extend the remaining term of a patent beyond a total of 14 years from the date of product approval and only one patent applicable to an approved drug may be extended. Similar provisions are available in Canada, Europe, and other foreign jurisdictions to extend the term of a patent that covers an approved drug.

European and Other International Government Regulation

In addition to regulations in the U.S. and Canada, we will be subject to a variety of regulations in other jurisdictions governing, among other things, clinical trials and any commercial sales and distribution of our products. Whether or not we obtain FDA approval for a product, we must obtain the requisite approvals from regulatory authorities in foreign countries prior to the commencement of clinical trials or marketing of the product in those countries. Some countries outside of the U.S. have a similar process that requires the submission of a CTA much like the IND prior to the commencement of human clinical trials. In the E.U., for example, a CTA must be submitted under the centralized Clinical Trial Regulation and an independent ethics committee, much like the FDA and IRB, respectively. Once the CTA is approved in accordance with a country’s requirements, clinical trial development may proceed.

To obtain regulatory approval to commercialize a new drug under E.U. regulatory systems, we must submit a MAA. The MAA is similar to the NDA, with the exception of, among other things, country-specific document requirements.

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

8 https://www.fda.gov/drugs/cder-small-business-industry-assistance-sbia/small-business-assistance-frequently-asked-questions-patent-term-restoration-program

Other Special Regulatory Procedures

Fast Track Designation

According to the discussion9 on the FDA’s website on “Fast Track”, under the Fast Track program, the sponsor of an IND may request the FDA to designate the drug candidate as a Fast Track drug if it is intended to treat a serious condition and fulfill an unmet medical need. The FDA must determine if the drug candidate qualifies for Fast Track designation within 60 days of receipt of the sponsor’s request. Once the FDA designates a drug as a Fast Track candidate, it is required to facilitate the development and expedite the review of that drug by providing more frequent communication with and guidance to the sponsor.

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

Breakthrough Therapy Designation

According to discussion10 on the FDA’s website on “Breakthrough Therapy”, the FDA may provide the Breakthrough Therapy designation to drugs to expedite the development and review of a candidate that is planned for use to treat a serious or life-threatening disease or condition when preliminary clinical evidence indicates that the drug may demonstrate substantial improvement over existing therapies on one or more clinically significant endpoints. A Breakthrough Therapy designation includes all of the Fast Track program features, as well as more intensive FDA guidance on an efficient drug development program. The FDA also has an organizational commitment to involve senior management in such guidance.

Orphan Drug Designation

As set out in the FDA website discussion11 on “Designating an Orphan Product: Drugs and Biological Products”, the FDA may grant Orphan Drug Designation to drugs intended to treat a rare disease or condition that affects fewer than 200,000 individuals in the U.S., or, if the disease or condition affects more than 200,000 individuals in the U.S., if there is no reasonable expectation that the cost of developing and making the drug would be recovered from sales in the U.S.. As set out in the EMA’s website discussion12 on “Orphan Designation”, in the E.U., the EMA’s Committee for Orphan Medicinal Products grants orphan medicine designation to promote the development of products that are intended for the diagnosis, prevention, or treatment of life-threatening or chronically debilitating conditions affecting not more than five in 10,000 persons in the E.U. community. Additionally, the orphan medicine designation is granted for products intended for the diagnosis, prevention, or treatment of a life-threatening, seriously debilitating or serious and chronic condition and when, without incentives, it is unlikely that sales of the drug in the E.U. would be sufficient to justify the necessary investment in developing the drug.

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

Orphan Drug Designation was granted on February 14, 2023 in the U.S. to the Corporation for the treatment of pericarditis.

9 https://www.fda.gov/ForPatients/Approvals/Fast/ucm405399.htm

10 https://www.fda.gov/ForPatients/Approvals/Fast/ucm405397.htm

11 https://www.fda.gov/industry/developing-products-rare-diseases-conditions/designating-orphan-product-drugs-and-biological-products

12 http://www.ema.europa.eu/ema/index.jsp?curl=pages/regulation/general/general_content_000029.jsp&mid=WC0b01ac0580b18a41

Priority Review (U.S.) and Accelerated Assessment (E.U.)

Based on results of the Phase III clinical trial(s) submitted in an NDA, upon the request of an applicant, a priority review designation may be granted to a product by the FDA, which sets the target date for FDA action on the application at six months from the FDA’s decision on priority review application, or eight months from the NDA filing. According to the FDA website discussion13 on “Priority Review”, this status is given where preliminary estimates indicate that a product, if approved, has the potential to provide a safe and effective therapy where no satisfactory alternative therapy exists, or a significant improvement compared to marketed products is possible. If criteria are not met for priority review, the standard FDA review period is ten months from the FDA’s decision on priority review application, or 12 months from the NDA filing. The priority review designation does not change the scientific/medical standard for approval or the quality of evidence necessary to support approval.

According to the EMA website discussion14 on “Accelerated Assessment”, under the Centralised Procedure in the E.U., the maximum timeframe for the evaluation of a MAA is 210 days (excluding “clock stops,” when additional written or oral information is to be provided by the applicant in response to questions asked by the CHMP. Accelerated evaluation might be granted by the CHMP in exceptional cases, when a medicinal product is expected to be of a major public health interest, which takes into consideration: the seriousness of the disease (e.g., heavy-disabling or life-threatening diseases) to be treated; the absence or insufficiency of an appropriate alternative therapeutic approach; and anticipation of high therapeutic benefit. In this circumstance, EMA ensures that the opinion of the CHMP is given within 150 days.

Accelerated Approval

As set out in the FDA website discussion15 on “Accelerated Approval”, under the FDA’s accelerated approval regulations, the FDA may approve a drug for a serious or life-threatening illness that provides meaningful therapeutic benefit to patients over existing treatments based upon a surrogate endpoint that is reasonably likely to predict clinical benefit. This approval mechanism is provided for under 21CRF314 Subpart H and Subpart E. In this case, clinical trials are conducted in which a surrogate endpoint is used as the primary outcome for approval. A surrogate endpoint is reasonably likely to predict clinical benefit, or an effect on a clinical endpoint that can be measured earlier than an effect on irreversible morbidity or mortality, that is reasonably likely to predict an effect on irreversible morbidity or mortality or other clinical benefit, taking into account the severity, rarity, or prevalence of the condition and the availability or lack of alternative treatments. This surrogate endpoint substitutes for a direct measurement of how a patient feels, functions, or survives and is considered reasonably likely to predict clinical benefit. Such surrogate endpoints may be measured more easily or more rapidly than clinical endpoints. Under the Food and Drug Omnibus Reform Act of 2022 (“FDORA”), the FDA is now permitted to require, as appropriate, that such trials be underway prior to approval or within a specific time period after the date of approval for a product granted accelerated approval. A drug candidate approved on this basis is subject to rigorous post-marketing compliance requirements, including the completion of Phase 4 or post-approval clinical trials to confirm the effect on the clinical endpoint. When the Phase 4 commitment is successfully completed, the biomarker is deemed to be a surrogate endpoint. Failure to conduct required post-approval studies or confirm a clinical benefit during post-marketing studies could lead the FDA to withdraw the drug from the market on an expedited basis. All promotional materials for drug candidates approved under accelerated regulations are subject to prior review by the FDA.

Regulatory Framework in Canada for Cannabis

The production, processing, and sale of the Corporation’s CardiolRx and CRD-38 products are subject to regulation under Canada’s regulatory framework for cannabis.

13 https://www.fda.gov/forpatients/approvals/fast/default.htm

14 http://www.ema.europa.eu/ema/index.jsp?curl=pages/regulation/general/general_content_000955.jsp&mid=WC0b01ac05809f843a

15 https://www.fda.gov/ForPatients/Approvals/Fast/ucm405447.htm

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

A solution containing 100% pharmaceutically manufactured cannabidiol and no tetrahydrocannabinol is classified as “Cannabis” under the Cannabis Act. Specifically, Schedule 1 of the Cannabis Act defines “Cannabis” to include “any substance that is identical to any phytocannabinoid produced by, or found in, such a plant (cannabis), regardless of how the substance was obtained.” Cannabidiol, pharmaceutically manufactured, is identical to cannabidiol found in the cannabis plant. However, our formulated products are not Cannabis Products since they are defined as drugs.

Packaging and Labeling

The Regulations set out requirements pertaining to the packaging and labelling of cannabis products. Such requirements promote informed consumer choice and allow for the safe handling and transportation of cannabis. The Regulations require all cannabis products to be packaged in a manner that is tamper-evident and child-resistant. While minor allowances for branding are permitted, Health Canada has mandated strict limits on the use of colours, graphics, and other special characteristics of packaging, and products are required to be labelled with specific information about the product, contain mandatory health warnings similar to tobacco products, and be marked with a clearly recognizable standardized cannabis symbol. All packaging is required to contain a standardized cannabis symbol for those products containing greater than 10 ppm of tetrahydrocannabinol.

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

Corporate Social Responsibility and Environmental Social and Governance (“ESG”)

As a rapidly growing, clinical-stage biotech company, we are not yet in a position to implement a broad-based ESG policy and program. However, our corporate goals are inspired by our potential to impact the care of patients who suffer with cardiovascular disease and are informed by our corporate values of acting with integrity, collaboration, innovation and embracing diversity. In 2023, our corporate goals focused on certain clinical, manufacturing, and business operations and support our desire to obtain an approval for innovative treatments for heart diseases. Each year we work hard to achieve our goals and objectives while maintaining a respectful, collaborative, and caring work environment.

While we do not formally report on our ESG policies and compliance, we publicly disclose elements of our ESG activities. Our governance policies like our board mandates, code of ethics and conduct, and our public filings are all on our website at www.cardiolrx.com.

Additional Information

Additional information about the Corporation is available on SEDAR+ at www.sedarplus.ca and on our website at www.cardiolrx.com. We do not incorporate the contents of our website or of www.sedarplus.ca into this Annual Report. Information on our website does not constitute part of this Annual Report. In addition, the SEC maintains an internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC which can be viewed as www.sec.gov.

ITEM 4A.UNRESOLVED STAFF COMMENTS

None.

ITEM 5.OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The management’s discussion and analysis of the Corporation for the year ended December 31, 2023 is included in this Annual Report in Exhibit 15.1.

ITEM 6.DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

Directors and Management

The following table sets out, for each of our Directors and executive officers, the person’s name, province or state, and country of residence, position with us, principal occupation and, if a director, the date on which the person became a director. Our Directors are expected to hold office until our next annual general meeting of Shareholders. Our Directors are elected annually and, unless re-elected, retire from office at the end of the next annual general meeting of Shareholders. As a group, the Directors and executive officers beneficially own, or control or direct, directly or indirectly, a total of 3,119,175 Common Shares, representing 4.58% of the Common Shares outstanding, as of February 29, 2024.

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

Chief Operating Officer of Cardiol since December 3, 2020. Chair of the Board of AndersDx (UK), a technology company since 2009. Chair of the Board for Acuity Insights Inc., a technology company focused on professional screening for academic institutions since 2015. Chair of the Board of Front Line Medical, a vascular trauma medical device company since 2020.

Dr. Andrew Hamer New York, USA	Chief Medical Officer and Head of Research and Development	March 29, 2021	Chief Medical Officer of Cardiol since March 29, 2021. Served as Executive Director, Global Development-Cardiometabolic at California-based Amgen Inc.
Michael Willner(1)(5) Florida, USA	Director	September 7, 2021	Founder of Willner Capital, Inc., an investment company specializing in public and private equities, as well as debt instruments
Peter Pekos(2)(5) Ontario, Canada	Director	December 15, 2017	Founder of Dalton Pharma Services
Dr. Guillermo Torre-Amione(2)(5) Monterrey, Mexico	Chairman and Director	Director since August 20, 2018 and Chairman since July 7, 2021	President of TecSalud. Previously, Chief of Heart Failure Division and Medical Director of Cardiac Transplantation, Houston Methodist DeBakey Heart & Vascular Center.
Colin Stott(1)(5) Southport, United Kingdom	Director	December 3, 2019

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

Chief Financial Officer of Compass Pathways plc. Director and Audit Chair of Vaxcyte Inc. Previously Chief Financial Officer of Gameto. Previously Chief Operating Officer and Chief Financial Officer of Kira Pharmaceuticals. Previously Chief Financial Officer of SQZ Biotech.

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

Andrew Hamer, MB, ChB – Chief Medical Officer and Head of Research and Development

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

Peter Pekos, BSc, MSc – Director

Mr. Peter Pekos is a veteran of the pharmaceutical services industry. In 1986, he was a founder of Dalton Pharma Services (Dalton). Over a period of 30 years, he directed Dalton’s growth based on strong client relationships. Dalton provides pharma and biotech clients with an array of integrated services in a world-class 42,000 square foot facility, with more than 110 employees, in the heart of one of North America’s largest biomedical clusters. This includes premium contract chemistry research, a full range of analytical support, medicinal chemistry, formulation, cGMP manufacture of solid dosage forms, and cGMP aseptic fill-in vials and syringes. Previously Mr. Pekos was President and CEO of Dalton, guiding the evolution of the company to best serve the changing needs of its clients throughout the major global economies, including the world’s largest pharmaceutical companies. In 1983, he obtained a Chemistry/Biochemistry Double Specialist Degree with a Minor in Biology from the University of Toronto. In 1986, he completed a master’s degree in synthetic chemistry at York University, and with his Professor, Doug Butler, founded Dalton with a very modest amount of capital. The company used incubator facilities at York University, and initially manufactured and sold specialty chemical compounds. Mr. Pekos also founded Ashbury Biologicals. Inc., a phyto-pharmaceutical company, Jupiter Consumer Products, a company that targeted the development of adult-focused confections, and several other technology-based companies focused on advanced materials and pharmaceutical development tools. Mr. Pekos is currently on the board and was founding Chairman of ventureLAB, a Regional Innovation Center located at IBM’s York Region campus. VentureLAB guides government program delivery to support the innovation ecosystem for biotechnology and related industries in southern Ontario.

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

Teri Loxam – Director

Teri Loxam has over 25 years of experience in the pharmaceutical, life sciences, and TMT industries with diverse roles spanning strategy, investor relations, finance, and communications. Ms. Loxam is the Chief Financial Officer of Compass Pathways plc (Nasdaq: CMPS), a biotechnology company dedicated to accelerating patient access to evidence-based innovation in mental health. Ms. Loxam previously served as Chief Financial Officer of Gameto, a biotechnology company using cell engineering to develop therapeutics for diseases of the female reproductive system. In this role, Ms. Loxam oversaw the financial function, as well as playing a key role in overall company strategy. Prior to joining Gameto, Ms. Loxam was Chief Operating Officer and Chief Financial Officer at Kira Pharmaceuticals, a clinical-stage biotech company developing transformative therapies for people with complement-mediated diseases. Prior to joining Kira, Ms. Loxam served as Chief Financial Officer at SQZ Biotech where she led the company’s financial operations, investor relations and communications/public relations functions. While at SQZ, she was instrumental in helping the company raise over $200M in private and public funding, including taking the company public through an IPO on the NYSE in October 2020. Prior to joining SQZ, Ms. Loxam held various positions at Merck, IMAX Corporation, and Bristol-Myers Squibb across strategy, investor relations, treasury, and communications. She started her career as a marine biologist and worked at Sea World of San Diego before making a transition into business. Ms. Loxam is a member of the board of directors and audit chair of Vaxcyte, Inc. (Nasdaq: PCVX). She holds an MBA from the University of California, Irvine, and a Bachelor of Science degree in Biology from the University of Victoria, B.C., Canada.

Corporate Cease-Trade Orders

None of our Directors or executive officers has, within the ten years prior to the date of this Annual Report, been a director, chief executive officer, or chief financial officer of any company (including Cardiol) that, while such person was acting in that capacity (or after such person ceased to act in that capacity but resulting from an event that occurred while that person was acting in such capacity) was the subject of a cease-trade order, an order similar to a cease-trade order, or an order that denied the company access to any exemption under securities legislation, in each case for a period of more than 30 consecutive days.

Corporate Bankruptcies

Other than as provided below, none of our Directors or executive officers has, within the ten years prior to the date of this Annual Report, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager, or trustee appointed to hold its assets, been a director or executive officer of any company, that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager, or trustee appointed to hold its assets.

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

Peter Pekos, one of our Directors, founded Dalton in 1986 and was its President and CEO in 2023 prior to retiring. Cardiol and Dalton are parties to the Dalton Services Agreement pursuant to which Cardiol has subcontracted the manufacturing of its drug product candidates to Dalton. See “Commercial Relationships – Dalton”.

6.B.Compensation

Compensation of Directors

The Corporation’s policy with respect to Directors’ compensation was developed by Management and approved by the Board, to be managed and refined in the future, as necessary, by the CG&C Committee. Directors of the Corporation who are also officers or employees of the Corporation are not compensated for their service on the Board. The following table sets out certain information respecting the compensation paid to Directors who were not NEOs for the financial year ended December 31, 2023. Mr. Elsley and Mr. Waddick were Directors and NEOs during the year ended December 31, 2023. Any compensation received by them in their capacities as Directors of the Corporation is reflected in the Summary Compensation Table in this Annual Report.

Director Compensation Table

The following table sets forth compensation paid to Directors in the financial year ending December 31, 2023, and who were not also officers, employees, or NEOs of the Corporation.

			Share	Option	Non-equity
		Fees	based	based	incentive	Pension	All other	Total
		earned	Awards	Awards	compensation	value	compensation	compensation
Name and principal position	Year	($)	($)	($)	($)	($)	($)	($)
Dr. Guillermo Torre-Amione	2023	112,683	Nil	Nil	Nil	Nil	Nil	112,683
Mr. Peter Pekos	2023	58,000	Nil	Nil	Nil	Nil	Nil	58,000
Mr. Colin Stott	2023	60,000	Nil	Nil	Nil	Nil	Nil	60,000
Mr. Michael Willner	2023	71,523	Nil	Nil	Nil	Nil	Nil	71,523
Ms. Jennifer Chao	2023	76,921	Nil	Nil	Nil	Nil	Nil	76,921
Ms. Teri Loxam	2023	82,319	Nil	Nil	Nil	Nil	Nil	82,319

Management Compensation Table

The following table sets out certain information respecting the compensation paid for the financial year ended December 31, 2023 to NEOs of the Corporation:

					Non-equity
					incentive
					compensation
					($)
					(f)
			Share	Option	Annual	Long-term
			based	based	incentive	incentive	Pension	All other	Total
		Salary	Awards	Awards	plans	plans	value	compensation	compensation
Name and principal position	Year	($)	($)	($)	(f1)	(f2)	($)	($)	($)
Mr. David Elsley President and Chief Executive Officer	2023	525,000	Nil	Nil	223,100	Nil	Nil	Nil	748,100
Mr. Chris Waddick Chief Financial Officer and Corporate Secretary	2023	220,000	Nil	Nil	74,800	Nil	Nil	Nil	294,800
Bernard Lim Chief Operating Officer	2023	385,000	Nil	Nil	130,900	Nil	Nil	Nil	515,900
Dr. Andrew Hamer Chief Medical Officer and Head of Research and Development	2023	556,793	Nil	Nil	189,770	Nil	Nil	Nil	746,653

6.C. Board Practices

Our Board of Directors are elected by the shareholders at each Annual General Meeting (or Annual Special Meeting) and typically hold office until the next meeting, at which time they may be re-elected or replaced. The date of expiration of the current term of office for all Directors is the date of the 2024 Annual General Meeting (or Annual Special Meeting) of the Shareholders. Casual vacancies on the Board are filled by the remaining Directors and the persons filling those vacancies hold office until the next Annual General Meeting (or Annual Special Meeting), at which time they may be re-elected or replaced. The officers are appointed by the Board of Directors and hold office indefinitely at the pleasure of the Board of Directors.

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

The Corporate Governance and Compensation Committee

The Corporate Governance and Compensation Committee is currently composed of three independent board members: Jennifer M. Chao (Chair), Dr. Guillermo Torre-Amione, and Mr. Peter Pekos. The education and related experience (as applicable) of each current member are described in the biographies above. Refer to Exhibit 11.2 for Corporate Governance and Compensation Committee Charter.

6.D.Employees

As of December 31, 2023, Cardiol had 17 employees and 5 management consultants providing management services to Cardiol.

6.E.Share Ownership

The following table indicates information as of February 29, 2024, regarding the beneficial ownership of our Common Shares, for:

●	each person who is known by us to beneficially own more than 5% of our Common Shares;
●	each named executive officer;
●	each of our Directors; and
●	all of our Directors and executive officers as a group.

Unless otherwise indicated in the footnotes to the table, and subject to community property laws where applicable, the following persons have sole voting and investment control with respect to the shares beneficially owned by them. In accordance with SEC rules, if a person has a right to acquire beneficial ownership of any Common Shares on or within 60 days of February 29, 2024, upon conversion or exercise of outstanding securities or otherwise, the shares are deemed beneficially owned by that person and are deemed to be outstanding solely for the purpose of determining the percentage of our shares that person beneficially owns. These shares are not included in the computations of percentage ownership for any other person. As of February 29, 2024, we had 76 record holders of our Common Shares, with 17 record holders in Canada, representing 93.00% of our outstanding Common Shares, 42 record holders in the United States, representing 3.24% of our outstanding Common Shares, and 17 record holders in other countries, representing 3.76% of our outstanding Common Shares.

Except as otherwise indicated, the address of each of the persons in this table is 602-2265 Upper Middle Road East, Oakville, Ontario L6H 0G5.

	Shares Beneficially	Percentage of Shares
Name and Address of Beneficial Owner	Owned	Beneficially Owned
5% and Greater Shareholders:
MMCAP International Inc. SPC(1)	4,553,300	6.53%

Directors and Named Executive Officers:
David Elsley(2)	1,371,167	2.01%
Christopher Waddick(3)	623,891	*	%
Bernard Lim(4)	408,990	*	%
Andrew Hamer(5)	239,380	*	%
Guillermo Torre-Amione(6)	157,321	*	%
Peter Pekos(7)	535,447	*	%
Colin Stott(8)	142,500	*	%
Michael Willner(9)	886,341	1.30%
Jennifer Chao(10)	40,000	*	%
Teri Loxam(11)	80,000	*	%
All executive officers and Directors as a group (10 persons)	4,485,037	6.56%
*	Indicates beneficial ownership of less than 1%.
(1)	According to Schedule 13G filed with the SEC on February 13, 2024, consists of 2,953,300 Common Shares and 1,600,000 Common Shares underlying warrants. MMCAP International Inc. SPC has shared voting and dispositive power with MM Asset Management Inc. with respect to such securities. The principal business office of MMCAP International Inc. SPC is c/o Mourant Governance Services (Cayman) Limited, 94 Solaris Avenue, Camana Bay, P.O. Box 1348, Grand Cayman, KY1-1108, Cayman Islands.
(2)	Consists of 1,154,500 Common Shares and 216,667 Common Shares underlying stock options.
(3)	Consists of 110,000 Common Shares and 513,891 Common Shares underlying restricted share units.
(4)	Consists of 30,000 Common Shares and 378,990 Common Shares underlying restricted share units.
(5)	Consists of 239,380 Common Shares.
(6)	Consists of 89,164 Common Shares and 68,157 Common Shares underlying restricted share units.
(7)	Consists of 467,290 Common Shares and 68,157 Common Shares underlying restricted share units.
(8)	Consists of 82,500 Common Shares and 60,000 Common Shares underlying restricted share units.
(9)	Consists of 786,341 Common Shares and 100,000 Common Shares underlying stock options.
(10)	Consists of 40,000 Common Shares underlying stock options.
(11)	Consists of 60,000 Common Shares and 20,000 Common Shares underlying stock options.

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

Common Shares Subject to the Omnibus Equity Incentive Plan

The Omnibus Equity Incentive Plan is a rolling plan which, subject to the adjustment provisions provided for therein (including a subdivision or consolidation of Common Shares), provides that the aggregate maximum number of Common Shares that may be issued upon the exercise or settlement of awards granted under the Omnibus Equity Incentive Plan shall not exceed 15% of the Corporation’s issued and outstanding Common Shares from time to time (including Common Shares reserved for issuance in respect of 260,000 Options outstanding under the Equity Compensation Plan and in respect of any other Security Based Compensation Arrangement). The Omnibus Equity Incentive Plan is considered an “evergreen” plan, since the Common Shares covered by awards which have been exercised, settled, or terminated shall be available for subsequent grants under the Omnibus Equity Incentive Plan and the number of awards available to grant increases as the number of issued and outstanding Common Shares increases.

Outstanding Securities Awarded:

As of February 29, 2024, the total number of Common Shares issuable upon exercise of any awards granted under the Omnibus Equity Incentive Plan is 4,090,958 Shares (representing approximately 6.00% of the Common Shares outstanding). This assumes that each outstanding PSU and RSU is redeemed for Common Shares.

Remaining Securities Available for Grant:

As of February 29, 2024, the number of Common Shares available for issuance pursuant to future awards granted under the Omnibus Equity Incentive Plan is 5,874,348 Shares (representing approximately 8.62% of the Common Shares outstanding).

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

Outstanding Securities Awarded: As of February 29, 2024, the total number of Common Shares issuable upon exercise of options granted under the Equity Compensation Plan is 260,000 Common Shares (representing approximately 0.38% of the Common Shares outstanding).

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

Since the beginning of the fiscal year ended December 31, 2023, the Corporation entered into research and development transactions worth $1,012,929 in the aggregate to be paid over a period of approximately one year with Dalton Chemical Laboratories, Inc. operating as Dalton, that is an entity related to a Director (Peter Pekos). Mr. Pekos was the CEO of Dalton in 2023 prior to retiring. Cardiol entered into an exclusive master services agreement with Dalton for the exclusive supply of pharmaceutical cannabidiol which is filed as Exhibit 4.4 hereto, and Cardiol has subcontracted the manufacturing of its drug product candidates to Dalton.

7.C.Interests of Experts and Counsel

Not applicable.

ITEM 8.FINANCIAL INFORMATION

8.A.Consolidated Statements and Other Financial Information

The audited consolidated financial statements for the years ended December 31, 2021, 2022 and 2023 can be found under “Item 18. Financial Statements”.

8.B.Significant Changes

We are not aware of any significant change that has occurred since December 31, 2023, the date of the audited consolidated financial statements included in this Annual Report, and that has not been disclosed elsewhere in this Annual Report.

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

Common Shares

As of the date hereof, our authorized share capital consists of an unlimited number of Common Shares, of which 68,268,708 are issued and outstanding. Refer to “Share Capital” section in Exhibit 15.1.

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

10.C.Material Contracts

The following is a summary of the material contracts of Cardiol for the two years immediately preceding the filing date of this Annual Report:

1.	Employment agreement, by and among the Corporation and Andrew Hamer, effective as of May 30, 2022, pursuant to which the Corporation employs Andrew Hamer as Chief Medical Officer.

Copies of the material contracts set out above are included as exhibits in Item 19 of this Annual Report.

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

10.E.Taxation

Material U.S. Federal Income Tax Considerations for U.S. Holders

The following is a summary of the material U.S. federal income tax consequences relating to the ownership and disposition of Common Shares by U.S. Holders (as defined below). This discussion applies to U.S. Holders that purchase Common Shares and hold such Common Shares as capital assets (generally, property held for investment). This discussion is based on the Code, U.S. Treasury regulations promulgated thereunder and administrative and judicial interpretations thereof, all as in effect on the date hereof and all of which are subject to change, possibly with retroactive effect. This discussion does not address all of the U.S. federal income tax consequences that may be relevant to specific U.S. Holders in light of their particular circumstances or to U.S. Holders subject to special treatment under U.S. federal income tax law (such as certain financial institutions, banks, insurance companies, broker-dealers and traders in securities or other persons that generally mark their securities to market for U.S. federal income tax purposes, tax-exempt entities or government organizations, retirement plans, regulated investment companies, real estate investment trusts, certain former citizens or residents of the United States, persons who hold Common Shares as part of a “straddle, ” “hedge, ” “conversion transaction,” “synthetic security” or integrated investment, persons required to accelerate the recognition of any item of gross income with respect to the Common Shares as a result of such income being recognized on an applicable financial statement, persons that have a “functional currency” other than the U.S. dollar, persons that own directly, indirectly or through attribution 10% or more of the voting power or value of our shares, corporations that accumulate earnings to avoid U.S. federal income tax, partnerships and other pass-through entities (or arrangements treated as a partnership for U.S. federal income tax purposes), and investors in such pass-through entities). This discussion does not address any U.S. state or local or non-U.S. tax consequences or any U.S. federal estate, gift or alternative minimum tax consequences.

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

Based upon the current and expected composition of our income and assets, we believe that we were a PFIC for the taxable year ended December 31, 2023 and expect that we may be a PFIC for the current taxable year. Because our PFIC status must be determined annually with respect to each taxable year and will depend on the composition and character of our assets and income, including our use of proceeds from offerings, and the value of our assets (which may be determined, in part, by reference to the market value of Common Shares, which may be volatile) over the course of such taxable year, we may be a PFIC in any taxable year. Because there are uncertainties in the application of the relevant rules and PFIC status is a factual determination made annually after the close of each taxable year, there can be no assurance that we will not be a PFIC for any future taxable year. In addition, it is possible that the U.S. Internal Revenue Service may challenge our classification of certain income and assets as non-passive, which may result in us being or becoming a PFIC in the current or subsequent years.

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

Distributions

Subject to the discussion above under “— Passive Foreign Investment Company Consequences,” a U.S. Holder that receives a distribution with respect to Common Shares generally will be required to include the gross amount of such distribution (before reduction for any Canadian withholding taxes withheld therefrom) in gross income as a dividend when actually or constructively received to the extent of the U.S. Holder’s pro rata share of our current and/or accumulated earnings and profits (as determined under U.S. federal income tax principles). To the extent a distribution received by a U.S. Holder is not a dividend because it exceeds the U.S. Holder’s pro rata share of our current and accumulated earnings and profits, it will be treated first as a tax-free return of capital and reduce (but not below zero) the adjusted tax basis of the U.S. Holder’s Common Shares. To the extent the distribution exceeds the adjusted tax basis of the U.S. Holder’s Common Shares, the remainder will be taxed as capital gain. Because we may not account for our earnings and profits in accordance with U.S. federal income tax principles, U.S. Holders should expect all distributions to be reported to them as dividends. Distributions on Common Shares that are treated as dividends generally will constitute income from sources outside the United States for foreign tax credit purposes and generally will constitute passive category income, such that a foreign tax credit may be available with respect to the Canadian tax paid by U.S. Holders on the distributions they receive. Such dividends will not be eligible for the “dividends received deduction” generally allowed to corporate shareholders with respect to dividends received from U.S. corporations.

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

Sale, Exchange or Other Disposition of Common Shares

Subject to the discussion above under “—Passive Foreign Investment Company Consequences,” a U.S. Holder generally will recognize capital gain or loss for U.S. federal income tax purposes upon the sale, exchange or other disposition of Common Shares in an amount equal to the difference, if any, between the amount realized (i.e., the amount of cash plus the fair market value of any property received) on the sale, exchange or other disposition and such U.S. Holder’s adjusted tax basis in the Common Shares. Such capital gain or loss generally will be long-term capital gain taxable at a reduced rate for non-corporate U.S. Holders or long-term capital loss if, on the date of sale, exchange or other disposition, the Common Shares were held by the U.S. Holder for more than one year. Any capital gain of a non-corporate U.S. Holder that is not long-term capital gain is taxed at ordinary income rates. The deductibility of capital losses is subject to limitations. Any gain or loss recognized by a U.S. Holder from the sale or other disposition of Common Shares will generally be gain or loss from sources within the United States for U.S. foreign tax credit purposes.

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

Information Reporting and Backup Withholding

U.S. Holders may be required to file certain U.S. information reporting returns with the IRS with respect to an investment in Common Shares, including, among others, IRS Form 8938 (Statement of Specified Foreign Financial Assets). As described above under “—Passive Foreign Investment Company Consequences”, each U.S. Holder who is a shareholder of a PFIC must file an annual report containing certain information. U.S. Holders paying more than US$100,000 for Common Shares may be required to file IRS Form 926 (Return by a U.S. Transferor of Property to a Foreign Corporation) reporting this payment. Substantial penalties may be imposed upon a U.S. Holder that fails to comply with the required information reporting.

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

The following table presents the contractual maturities of the financial liabilities as of December 31, 2023:

	Carrying	Payable
As at December 31, 2023	amount	within 1 year	1‑3 years	4-5 years	Total
Accounts payable and accrued liabilities	$8,041,485	$8,041,485	$—	$—	$8,041,485
Lease liability	$174,340	$15,808	$115,906	$42,626	$174,340
	$8,215,825	$8,057,293	$115,906	$42,626	$8,215,825

(iii)	Market risk

Market risk is the risk of loss that may arise from changes in market factors, such as interest rates and foreign exchange rates.

(a)	Interest rate risk

The Corporation currently does not have any short-term or long-term debt that is variable interest bearing and, as such, the Corporation’s current exposure to interest rate risk is minimal. However, increases in interest rates, both domestically and internationally, could negatively affect the Corporation’s cost of financing its operations and investments in the case that the Corporation is required to raise short-term or long-term debt that may be needed to fund the Corporation’s operations.

(b)	Foreign currency risk

Foreign exchange risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in the foreign exchange rates. The Corporation enters into foreign currency purchase transactions and has assets that are denominated in foreign currencies and thus is exposed to the financial risk of earnings fluctuations arising from changes in foreign exchange rates and the degree of volatility of these rates. The Corporation does not currently use derivative instruments to reduce its exposure to foreign currency risk. The Corporation holds balances in U.S. dollars which could give rise to exposure to foreign exchange risk. Sensitivity to a plus or minus 10% change in the foreign exchange rate of the U.S. dollar against the Canadian dollar would affect the reported loss and comprehensive loss by approximately $2,770,000 (December 31, 2022 - $4,414,000).

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

Management conducted an evaluation of the effectiveness of the Corporation’s internal control over financial reporting as of December 31, 2023. In making this assessment, management used the criteria set forth in “Internal Control – Integrated Framework (2013)” issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this evaluation, management concluded that the Corporation’s internal control over financial reporting was effective as of December 31, 2023. The material weakness that was most recently disclosed as of September 30, 2023, has been remediated and is discussed further below.

During fiscal 2023, the Corporation determined a material weakness existed in the Corporation’s ICFR with respect to certain share-based compensation paid to consultants. As a result, the Corporation has implemented certain additional controls related to accounting for complex transactions and has determined that the weakness has been remediated. When applicable, the Corporation will engage external advisors with appropriate technical accounting knowledge and experience in the application of IFRS to assist with the evaluation and documentation of accounting for complex transactions.

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

Changes in Internal Control over Financial Reporting

Except as otherwise discussed above in “Management Report on Internal Controls Over Financial Reporting”, during the three months and year ended December 31, 2023, there were no changes in the Corporation’s internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the Corporation’s internal control over financial reporting.

ITEM 16.[RESERVED]

ITEM 16A.AUDIT COMMITTEE FINANCIAL EXPERT

The Corporation’s Audit Committee, which consists exclusively of independent Directors in accordance with Nasdaq listing requirements, is comprised of Ms. Teri Loxam (Chair), Mr. Colin Scott and Mr. Michael J. Willner. The Board of Directors has determined that each meets the independence requirements for Directors, including the heightened independence standards for members of the audit committee under Rule 10A-3 under the Exchange Act. The Board has determined that Ms. Teri Loxam is “financially literate” within the meaning of Nasdaq listing requirements and an “audit committee financial expert” as defined by Rule 10A-3 under the Exchange Act. For a description of the education and experience of each member of the Audit Committee, see “Item 6A. Directors, Senior Management and Employees.”

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

ITEM 16C.PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth information regarding the amount billed and accrued to the Corporation by BDO Canada LLP, for the fiscal years ended December 31, 2022 and 2023:

Services	2022		2023
Audit Fees(1)		$248,000		$233,300
Audit-Related Fees(2)	$	nil	$	nil
Tax Fees(3)		$8,000	$	nil
Other Fees(4)	$	nil	$	nil
Total Fees		$256,000		$233,300

Notes:

(1)	“Audit fees” means the aggregate fees billed for professional services rendered by our principal accounting firm for the audit of the Corporation’s annual financial statements and the review of its comparative interim financial statements.
(2)	“Audit-related fees” means the aggregate fees billed for professional services rendered by the Corporation’s principal accounting firm for the assurance and related services, which mainly included the audit and review of financial statements and are not reported under “Audit fees” above.
(3)	“Tax fees” means the aggregate fees billed for professional services rendered by the Corporation’s principal accounting firm for tax compliance, tax advice and tax planning.
(4)	“Other fees” means the aggregate fees incurred in each of the fiscal years listed for the professional tax services rendered by the Corporation’s principal accounting firm other than services reported under “Audit fees,” “Audit-related fees” and “Tax fees.”

The policy of the Corporation’s Audit Committee is to pre-approve all non-audit services provided by BDO Canada LLP, its independent registered public accounting firm, including audit services, audit-related services, tax services, and other services as described above. Pursuant to this policy, the Audit Committee pre-approved all of the services provided to us by BDO Canada LLP during the year ended December 31, 2023.

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

ITEM 16I.DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

ITEM 16J.INSIDER TRADING POLICIES

Not applicable.

ITEM 16K.CYBERSECURITY

Risk Management and Strategy

We have implemented and maintain various information security processes designed to identify, assess and manage material risks from cybersecurity threats to our critical computer networks, third party hosted services, communications systems, hardware and software, and our critical data, including intellectual property, confidential information that is proprietary, strategic or competitive in nature, and other data related to our ongoing research and development initiatives, which we refer to as Information Systems and Data.

Our information technology function helps identify, assess and manage our cybersecurity threats and risks. Our information technology function identifies and assesses risks from cybersecurity threats by monitoring and evaluating our threat environment using various methods including, for example, automated vulnerability scanning tools of the network, third-party cybersecurity audits, and use of external intelligence feeds.

Depending on the environment, we implement and maintain various technical, physical, and organizational measures, processes, standards and policies designed to manage and mitigate material risks from cybersecurity threats to our Information Systems and Data, including, for example, vulnerability management, disaster recovery and business continuity plan, incident response policy, system monitoring, data encryption and access controls.

Our assessment and management of material risks from cybersecurity threats are integrated into our overall risk management processes. For example, our information technology function works with Management to prioritize our risk management processes and mitigate cybersecurity threats that are more likely to lead to a material impact to our business and our Management evaluates material risks from cybersecurity threats against our overall business objectives and reports to the Board.

We use third-party service providers to assist us from time to time in identifying, assessing, and managing material risks from cybersecurity threats, including, for example, threat intelligence providers, cybersecurity software providers, managed cybersecurity service providers and cybersecurity testing firms.

We use third-party service providers to perform a variety of functions throughout our business, such as application providers, hosting companies and CROs. We manage cybersecurity risks associated with our use of these providers using several approaches, as deemed necessary, including security questionnaires, review of compliance reports, audits and the imposition of information security contractual obligations on vendors.

As of the date of this Annual Report, we are not aware of any risks from cybersecurity threats that have materially affected or are reasonably likely to materially affect us, including our business strategy, results of operations and financial condition.

For a description of the risks from cybersecurity threats that may materially affect us and how they may do so, see our Risk Factors in Item 3.D. of this Annual Report.

Governance

Our Board of Directors addresses our cybersecurity risk management as part of its general oversight function. The Board is responsible for overseeing our cybersecurity risk management processes, including oversight and mitigation of risks from cybersecurity threats.

Our cybersecurity risk assessment and management processes are implemented and maintained by certain members of Management of the Corporation, including our CFO, our Director of Finance and our Director of Information Technology. Management is responsible for hiring appropriate personnel, helping to integrate cybersecurity risk considerations into our overall risk management strategy, and communicating key priorities to relevant personnel. Our Management and, where applicable, the Board are responsible for approving budgets, helping prepare for cybersecurity incidents, approving cybersecurity processes, and reviewing security assessments and other security-related reports.

Our cybersecurity incident response is designed to escalate certain cybersecurity incidents to members of Management depending on the circumstances and severity of such incident, including escalation to our and President and CEO and CFO, and when necessary, to the Board. Our CEO and CFO are part of our incident response team to help us mitigate and remediate cybersecurity incidents of which they are notified. In addition, our incident response and vulnerability management policies include reporting to the Board for certain cybersecurity incidents.

PART III

ITEM 17: FINANCIAL STATEMENTS

Refer to Item 18. Financial Statements.

ITEM 18: FINANCIAL STATEMENTS

Audited Annual Consolidated Financial Statements for the years ended December 31, 2023, 2022 and 2021:

CARDIOL THERAPEUTICS INC.

CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2023, 2022 AND 2021 (EXPRESSED IN CANADIAN DOLLARS)

Tel: 298 881-1111 Fax: 905 845-8615 www.bdo.ca	BDO Canada LLP 360 Oakville Place Drive, Suite 500 Oakville, ON L6H 6K8

Report of Independent Registered Public Accounting Firm

Shareholders and Board of Directors

Cardiol Therapeutics Inc.

Oakville, Canada

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statements of financial position of Cardiol Therapeutics Inc. and its subsidiary (the “Corporation”) as at December 31, 2023 and 2022, the related consolidated statements of loss and comprehensive loss, changes in equity, and cash flows for each of the three years in the period ended December 31, 2023, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Corporation as at December 31, 2023 and 2022, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2023, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Basis for Opinion

These consolidated financial statements are the responsibility of the Corporation’s management. Our responsibility is to express an opinion on the Corporation’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Corporation in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Corporation is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Corporation’s internal control over financial reporting. Accordingly, we express no such opinion.

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

/s/ BDO Canada LLP

Chartered Professional Accounts, Licensed Public Accountants

We have served as the Corporation’s auditor since 2018.

Oakville, ON Canada

April 1, 2024

Cardiol Therapeutics Inc.

Consolidated Statements of Financial Position

(Expressed in Canadian Dollars)

	As at	As at
	December 31,	December 31,
	2023	2022
ASSETS
Current assets
Cash and cash equivalents (note 6)	$34,931,778	$59,469,868
Accounts receivable	142,745	209,923
Other receivables	137,127	270,274
Prepaid expenses (note 17)	941,442	1,487,913
Total current assets	36,153,092	61,437,978

Non-current assets
Property and equipment (note 7)	337,058	295,738
Intangible assets (note 8)	210,358	294,802
Total assets	$36,700,508	$62,028,518

EQUITY AND LIABILITIES
Current liabilities
Accounts payable and accrued liabilities (note 17)	$8,041,485	$9,334,158
Current portion of lease liability (note 9)	15,808	50,447
Derivative liability (note 10)	238,176	419,901
Total current liabilities	8,295,469	9,804,506

Non-current liabilities
Lease liability (note 9)	158,532	22,424
Total liabilities	8,454,001	9,826,930

Equity
Share capital (note 11)	148,519,136	147,545,399
Warrants (note 13)	3,517,867	3,517,867
Contributed surplus	18,786,306	15,586,832
Deficit	(142,576,802)	(114,448,510)
Total equity	28,246,507	52,201,588
Total equity and liabilities	$36,700,508	$62,028,518

The accompanying notes to the consolidated financial statements are an integral part of these consolidated financial statements.

Commitments (notes 8 and 15)

Subsequent events (note 12)

Approved on behalf of the Board:

“David Elsley”, Director	“Guillermo Torre-Amione”, Director

Cardiol Therapeutics Inc.

Consolidated Statements of Loss and Comprehensive Loss

(Expressed in Canadian Dollars)

	Year Ended	Year Ended	Year Ended
	December 31,	December 31,	December 31,
	2023	2022	2021
Revenue
Sales	$—	$—	$78,760
Operating expenses (notes 12, 16, 17)
General and administration	$15,561,217	$22,373,798	$27,873,140
Research and development	14,224,287	18,962,080	10,870,421
Loss before other income (expenses)	(29,785,504)	(41,335,878)	(38,664,801)
Interest income (note 6)	2,038,465	1,237,632	106,001
Gain (loss) on foreign exchange	(712,717)	2,761,935	1,892,023
Change in derivative liability (note 10)	181,725	6,241,221	4,916,304
Other income (note 18)	149,739	164,443	112,229
Net loss and comprehensive loss for the year	$(28,128,292)	$(30,930,647)	$(31,638,244)

Basic and diluted net loss per share (note 14)	$(0.44)	$(0.49)	$(0.73)
Weighted average number of common shares outstanding	64,463,087	62,505,982	43,222,819

The accompanying notes to the consolidated financial statements are an integral part of these consolidated financial statements.

Cardiol Therapeutics Inc.

Consolidated Statements of Cash Flows

(Expressed in Canadian Dollars)

	Year Ended	Year Ended	Year Ended
	December 31,	December 31,	December 31,
	2023	2022	2021
Operating activities
Net loss and comprehensive loss for the year	$(28,128,292)	$(30,930,647)	$(31,638,244)
Non-cash adjustments for:
Depreciation of property and equipment	163,911	135,464	135,977
Amortization of intangible assets	84,444	84,444	84,444
Share-based compensation (note 12)	4,156,762	5,013,185	8,497,830
Change in derivative liability	(181,725)	(6,241,221)	(4,916,304)
Unrealized foreign exchange (gain) loss on cash	(762,039)	(2,919,786)	11,129
Accretion on lease liability	15,926	9,226	12,929
Shares for services	16,449	525,200	4,112,647
Research expenses settled through warrant exercise	—	1,355,775	83,421
Changes in non-cash working capital items:
Accounts receivable	67,178	(144,184)	(59,946)
Other receivables	133,147	71,114	(127,258)
Prepaid expenses	546,471	1,346,279	(2,147,333)
Inventory	—	—	17,968
Accounts payable and accrued liabilities	(1,292,673)	4,474,806	2,393,090
Net cash used in operating activities	(25,180,441)	(27,220,345)	(23,539,650)
Investing activities
Purchase of property and equipment	(64,312)	(74,709)	(12,916)
Net cash used in investing activities	(64,312)	(74,709)	(12,916)
Financing activities
Issuance of units	—	—	84,083,757
Share issuance costs	—	—	(5,240,756)
Issuance of warrants, net of issuance costs	—	—	8,147
Proceeds from stock options exercised	—	—	2,837,083
Proceeds from warrants exercised	—	—	11,801,263
Payment of lease liability	(55,376)	(53,934)	(51,916)
Net cash provided by (used in) financing activities	(55,376)	(53,934)	93,437,578
Net change in cash and cash equivalents	(25,300,129)	(27,348,988)	69,885,012
Cash and cash equivalents, beginning of year	59,469,868	83,899,070	14,025,187
Impact of foreign exchange on cash and cash equivalents	762,039	2,919,786	(11,129)
Cash and cash equivalents, end of year	$34,931,778	$59,469,868	$83,899,070

The accompanying notes to the consolidated financial statements are an integral part of these consolidated financial statements.

Cardiol Therapeutics Inc.

Consolidated Statements of Changes in Equity

(Expressed in Canadian Dollars)

	Share capital			Contributed
	Number	Amount	Warrants	surplus	Deficit	Total
Balance, December 31, 2020	32,860,291	$51,923,471	$4,460,728	$8,765,773	$(51,879,619)	$13,270,353
Issuance of units	22,462,000	68,714,131	3,792,200	—	—	72,506,331
Issuance of warrants, net of issuance costs	—	—	8,147	—	—	8,147
Share issuance costs	—	(5,003,222)	(237,534)	—	—	(5,240,756)
Fair value of expired warrants	—	—	(75,886)	75,886	—	—
Options exercised	998,333	2,837,083	—	—	—	2,837,083
Fair value of options exercised	—	1,357,160	—	(1,357,160)	—	—
Warrants exercised	3,675,283	11,656,287	144,976	—	—	11,801,263
Fair value of warrants exercised	—	3,999,272	(3,999,272)	—	—	—
Shares for services	1,227,092	4,112,647	—	—	—	4,112,647
Share-based compensation (note 12)	—	—	—	8,497,830	—	8,497,830
Fair value of warrants earned	—	—	83,421	—	—	83,421
Performance share units exercised	700,000	3,322,000	—	(3,322,000)	—	—
Net loss and comprehensive loss for the year	—	—	—	—	(31,638,244)	(31,638,244)
Balance, December 31, 2021	61,922,999	$142,918,829	$4,176,780	$12,660,329	$(83,517,863)	$76,238,075
Restricted share units exercised	376,622	526,682	—	(526,682)	—	—
Warrants exercised	503,672	2,014,688	(2,014,688)	—	—	—
Shares for services	239,243	525,200	—	—	—	525,200
Share-based compensation (note 12)	—	—	—	5,013,185	—	5,013,185
Fair value of warrants earned	—	—	1,355,775	—	—	1,355,775
Performance share units exercised	1,000,000	1,560,000	—	(1,560,000)	—	—
Net loss and comprehensive loss for the year	—	—	—	—	(30,930,647)	(30,930,647)
Balance, December 31, 2022	64,042,536	$147,545,399	$3,517,867	$15,586,832	$(114,448,510)	$52,201,588
Restricted share units exercised	704,743	957,288	—	(957,288)	—	—
Shares for services	5,000	16,449	—	—	—	16,449
Share-based compensation (note 12)	—	—	—	4,156,762	—	4,156,762
Performance share units exercised	600,000	—	—	—	—	—
Net loss and comprehensive loss for the year	—	—	—	—	(28,128,292)	(28,128,292)
Balance, December 31, 2023	65,352,279	$148,519,136	$3,517,867	$18,786,306	$(142,576,802)	$28,246,507

The accompanying notes to the consolidated financial statements are an integral part of these consolidated financial statements.

Cardiol Therapeutics Inc.

Notes to Consolidated Financial Statements

Years Ended December 31, 2023, 2022 and 2021

(Expressed in Canadian Dollars)

1.	Nature of operations

Cardiol Therapeutics Inc. was incorporated under the laws of the Province of Ontario on January 19, 2017. The Corporation’s registered and legal office is located at 2265 Upper Middle Rd. E., Suite 602, Oakville, Ontario, L6H 0G5, Canada.

Cardiol Therapeutics Inc. and its subsidiary (the “Corporation” or “Cardiol”) is a clinical-stage life sciences company focused on the research and clinical development of anti-inflammatory and anti-fibrotic therapies for the treatment of heart disease. The Corporation’s lead small molecule drug candidate, CardiolRx™ (cannabidiol) oral solution, is pharmaceutically manufactured and in clinical development for use in the treatment of heart disease.

On December 20, 2018, the Corporation completed its initial public offering on the Toronto Stock Exchange (the “TSX”). As a result, the Corporation’s common shares commenced trading on that date on the TSX under the symbol “CRDL”, and on May 12, 2021, warrants commenced trading under the symbol “CRDL.WT.A”. On August 10, 2021, the Corporation’s common shares commenced trading on The Nasdaq Capital Market under the symbol “CRDL”.

2.Material accounting policy information

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

The policies applied in these consolidated financial statements are based on IFRSs issued and outstanding as of April 1, 2024 the date the Board of Directors approved the statements.

(b)Change in accounting policies

(i)Amendment IAS 8 - Definition of accounting estimates

The Corporation adopted this amendment on January 1, 2023. The amendment introduces a definition of accounting estimates, clarifying the distinction between changes in accounting estimates and changes in accounting policies and the correction of errors. The amendment is effective for annual periods beginning on or after January 1, 2023. The adoption of this amendment had no impact on the consolidated financial statements of the Corporation.

(ii)Amendments to IAS 1 - Presentation of financial statements

The Corporation adopted these amendments on January 1, 2023. The amendments aim to help entities provide accounting policy disclosures that are more useful by replacing the requirement for entities to disclose their significant accounting policies with a requirement to disclose their material accounting policies. The amendments provide guidance on how entities may apply the concept of materiality in making decisions about accounting policy disclosures. The adoption of these amendments had no significant impact on the consolidated financial statements of the Corporation.

(c)Basis of consolidation

These consolidated financial statements consolidate the accounts of Cardiol Therapeutics Inc. and its wholly owned subsidiary, Cardiol Therapeutics USA Inc. (“Cardiol USA”), incorporated under the laws of Delaware. Control exists when the investor is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. The subsidiary is fully consolidated from the date on which control is obtained and is de-consolidated from the date control ceases. Intercompany transactions and balances are eliminated.

Cardiol Therapeutics Inc.

Notes to Consolidated Financial Statements

Years Ended December 31, 2023, 2022 and 2021

(Expressed in Canadian Dollars)

2.	Material accounting policy information (continued)

(d)Functional and presentation currency

These consolidated financial statements are presented in Canadian dollars, being the functional currency of the Corporation. The functional currency for the Corporation is determined by the currency of the primary economic environment in which it operates (the “functional currency”).

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

(e)	Financial instruments

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

Cardiol Therapeutics Inc.

Notes to Consolidated Financial Statements

Years Ended December 31, 2023, 2022 and 2021

(Expressed in Canadian Dollars)

2. Material accounting policy information (continued)

(e) Financial instruments (continued)

Classification and Measurement (continued)

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

(f)	Impairment of non-financial assets

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

(g)	Property and equipment

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

Property and equipment are amortized as follows:

Computer equipment	30% per annum
Office equipment	20% per annum
Equipment	30% per annum
Right-of-use asset	straight-line basis over the term of the lease
Leasehold improvements	straight-line basis over the term of the lease

Cardiol Therapeutics Inc.

Notes to Consolidated Financial Statements

Years Ended December 31, 2023, 2022 and 2021

(Expressed in Canadian Dollars)

2. Material accounting policy information (continued)

(g)	Property and equipment (continued)

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

(h)	Cash and cash equivalents

Cash and cash equivalents in the statements of financial position comprise cash at banks and short-term bank deposits with original maturity of three months or less. The Corporation’s cash is invested with major financial institutions in business accounts that are available on demand by the Corporation for its programs.

(i)Research and development costs

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

During the years ended December 31, 2023, 2022 and 2021, no development expenditures were capitalized.

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

Cardiol Therapeutics Inc.

Notes to Consolidated Financial Statements

Years Ended December 31, 2023, 2022 and 2021

(Expressed in Canadian Dollars)

2. Material accounting policy information (continued)

(l)	Intangible assets

Intangible assets are stated at cost, less accumulated amortization and accumulated impairment losses. Intangible assets with finite useful lives are amortized over their estimated useful lives. The exclusive global license’s useful life is 9 years.

(m)	Share-based transactions

The fair value of share-based transactions are recognized as an expense with a corresponding increase in equity. An individual is classified as an employee when the individual is an employee for legal or tax purposes (direct employee) or provides services similar to those performed by a direct employee, including directors of the Corporation.

The fair value of awards issued to employees are measured at the grant date and recognized on a graded-vesting basis over the period during which the awards vest. Awards issued to non-employees are measured at the fair value of the goods or services received or the fair value of the equity instruments issued if it is determined the fair value of the goods or services cannot be reliably measured, and are recorded at the date the goods or services are received. The fair value of the awards granted to employees is measured using the Black-Scholes option pricing model, taking into account the terms and conditions upon which the awards were granted. Consideration paid for the shares on the exercise of share-based payment is credited to share capital. At each financial position reporting date, the amount recognized as an expense is adjusted to reflect the actual number of awards that are expected to vest.

(n)	Investment tax credits

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

Cardiol Therapeutics Inc.

Notes to Consolidated Financial Statements

Years Ended December 31, 2023, 2022 and 2021

(Expressed in Canadian Dollars)

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

Critical accounting estimates

Significant assumptions about the future that management has made that could result in a material adjustment to the carrying amounts of assets and liabilities, in the event that actual results differ from assumptions made, relate to, but are not limited to, the following:

●	the inputs used in the Black-Scholes valuation model, including unobservable assumptions when the Corporation was private at the time of issuance of certain equity instruments (share price and volatility), in accounting for share-based payment transactions;
●	the valuation of performance share units;
●	the valuation of the derivative liability;
●	the estimate of the percentage of completion of certain research and development agreements;
●	the valuation of income tax accounts; and
●	the initial valuation and estimated useful lives of intangible assets.

Critical accounting judgments

●	management applied judgment in determining the functional currency of the Corporation as Canadian dollars;
●	management applied judgment in determining whether performance conditions on share-based awards were market or non-market, and whether the fair value of the goods or services provided by certain non-employees could be reliably measured;
●	management applied judgment in determining the Corporation’s ability to continue as a going concern. The Corporation has incurred significant losses since inception. Management determined that a material going concern uncertainty does not exist due to the sufficient working capital to support their planned expenditure levels. Further financing may come from product sales, licensing arrangements, research and commercial development partnerships, government grants, and/or corporate finance arrangements; and
●	management’s assessment that no impairment exists for intangible assets, based on the facts and circumstances that existed during the period.

Cardiol Therapeutics Inc.

Notes to Consolidated Financial Statements

Years Ended December 31, 2023, 2022 and 2021

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

The Corporation considers its capital to be equity, comprising share capital, warrants, and contributed surplus less accumulated deficit, which at December 31, 2023 totaled $28,246,507 (December 31, 2022 - $52,201,588).

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

5. Financial instruments and risk management

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

There were no changes to credit risk, liquidity risk, or market risk for the year ended December 31, 2023.

Risk management is carried out by the Corporation’s management team under policies approved by the Board of Directors. The Board of Directors also provides regular guidance for overall risk management.

Cardiol Therapeutics Inc.

Notes to Consolidated Financial Statements

Years Ended December 31, 2023, 2022 and 2021

(Expressed in Canadian Dollars)

5.Financial instruments and risk management (continued)

Financial risks (continued)

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

The following table presents the contractual maturities of the financial liabilities as of December 31, 2023:

	Carrying	Payable
As at December 31, 2023	amount	within 1 year	1-3 years	4-5 years	Total
Accounts payable and accrued liabilities	$8,041,485	$8,041,485	$—	$—	$8,041,485
Lease liability	491,433	80,416	214,444	196,573	491,433
	$8,532,918	$8,121,901	$214,444	$196,573	$8,532,918

(iii)	Market risk

Market risk is the risk of loss that may arise from changes in market factors, such as interest rates and foreign exchange rates.

(a)	Interest rate risk

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

The Corporation holds balances in U.S. dollars which could give rise to exposure to foreign exchange risk. Sensitivity to a plus or minus 10% change in the foreign exchange rate of the U.S. dollar against the Canadian dollar would affect the reported loss and comprehensive loss by approximately $2,770,000 (December 31, 2022 - $4,414,000, December 31, 2021 - $5,875,000).

Cardiol Therapeutics Inc.

Notes to Consolidated Financial Statements

Years Ended December 31, 2023, 2022 and 2021

(Expressed in Canadian Dollars)

6.Cash and cash equivalents

Interest earned on cash and cash equivalents for the year ended December 31, 2023 amounted to $2,038,465 (year ended December 31, 2022 -$1,237,632, December 31, 2021 - $106,001).). As at December 31, 2022, Cash and cash equivalents included a cashable Guaranteed Investment Certificate totaling $61,875 earning interest of 0.5% per annum and maturing on December 4, 2023. The Guaranteed Investment Certificate was redeemed prior to maturity without penalty during the year ended December 31, 2023.

7.Property and equipment

	Right-of-		Leasehold	Office	Computer
Cost	use asset	Equipment	improvements	equipment	equipment	Total
Balance, December 31, 2021	$200,319	$130,770	$237,248	$65,716	$79,823	$713,876
Additions	—	41,094	—	1,148	32,467	74,709
Balance, December 31, 2022	200,319	171,864	237,248	$66,864	$112,290	$788,585
Additions	140,919	47,945	—	—	16,367	205,231
Balance, December 31, 2023	$341,238	$219,809	$237,248	$66,864	$128,657	$993,816

	Right-of-		Leasehold	Office	Computer
Accumulated Depreciation	use asset	Equipment	improvements	equipment	equipment	Total
Balance, December 31, 2021	$103,509	$75,211	$105,872	$25,659	$47,132	$357,383
Depreciation for the year	40,068	19,750	50,840	8,069	16,737	135,464
Balance, December 31, 2022	$143,577	$94,961	$156,712	$33,728	$63,869	$492,847
Depreciation for the year	53,091	36,761	50,840	6,627	16,592	163,911
Balance, December 31, 2023	$196,668	$131,722	$207,552	$40,355	$80,461	$656,758

	Right-of-		Leasehold	Office	Computer
Carrying value	use asset	Equipment	improvements	equipment	equipment	Total
Balance, December 31, 2022	$56,742	$76,903	$80,536	$33,136	$48,421	$295,738
Balance, December 31, 2023	$144,570	$88,087	$29,696	$26,509	$48,196	$337,058

8.Intangible assets

Exclusive global
Cost	license agreement
Balance, December 31, 2021, December 31, 2022, and December 31, 2023	$767,228

Exclusive global
Accumulated Amortization	license agreement
Balance, December 31, 2021	$387,982
Amortization for the year	84,444
Balance, December 31, 2022	$472,426
Amortization for the year	84,444
Balance, December 31, 2023	$556,870

Exclusive global
Carrying Value	license agreement
Balance, December 31, 2022	$294,802
Balance, December 31, 2023	$210,358

Cardiol Therapeutics Inc.

Notes to Consolidated Financial Statements

Years Ended December 31, 2023, 2022 and 2021

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

Under the Meros License Agreement, Cardiol agreed to certain milestones and milestone payments, including the following: (i) payment of $100,000 upon enrolling the first patient in a Phase IIB clinical trial designed to investigate the safety and indications of efficacy of one of the licensed technologies; (ii) payment of $500,000 upon enrolling the first patient in a Pivotal Phase III clinical trial designed to investigate the safety and efficacy of one of the licensed technologies; (iii) $1,000,000 upon receiving regulatory approval from the FDA for any therapeutic and/or prophylactic treatment incorporating the licensed technologies. No milestone payments have been earned or made to date. Cardiol also agreed to pay Meros the following royalties:

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

In addition, as part of the consideration under the Meros License Agreement, Cardiol (i) issued to Meros 1,020,000 common shares; and (ii) issued to Meros 1,020,000 special warrants convertible automatically into common shares for no additional consideration upon the first patient being enrolled in a Phase 1 clinical trial using the licensed technologies as described in the Meros License Agreement. As of December 31, 2023, and the date of these financial statements, this condition has not been met.

Cardiol Therapeutics Inc.

Notes to Consolidated Financial Statements

Years Ended December 31, 2023, 2022 and 2021

(Expressed in Canadian Dollars)

9.Lease liability

Carrying
Value
Balance, December 31, 2021	$117,579
Repayments	(53,934)
Accretion	9,226
Balance, December 31, 2022	$72,871
Additions (i)	140,919
Repayments	(55,376)
Accretion	15,926
Balance, December 31, 2023	$174,340
Current portion	15,808
Long-term portion	$158,532

(i)When measuring the lease liability for the property lease that was classified as an operating lease, the Corporation discounted the lease payments using its incremental borrowing rate. The original property lease expires on May 31, 2024, and the lease payments were discounted with a 9% interest rate. During the year ended December 31, 2023, the property lease was extended to October 30, 2028. The lease liability was revalued as of the extension date with lease payments discounted with a 15% interest rate.

10.Derivative liability

On November 5, 2021, the Corporation issued 8,175,000 warrants as part of a unit financing. Each warrant is exercisable into one common share at the price of USD$3.75 per share for a period of three years from closing. The original estimated fair value of $11,577,426 was assigned to the 8,175,000 warrants issued by using a fair value market technique incorporating the Black-Scholes option pricing model, with the following assumptions: a risk-free interest rate of 1.01%; an expected volatility factor of 81%; an expected dividend yield of 0%; and an expected life of 3 years. The only significant unobservable input is the volatility, which could cause an increase or decrease in fair value. The warrants have been classified as a derivative liability on the statement of financial position and are re-valued at each reporting date, as the warrants were issued in a currency other than the Corporation’s functional currency. As at December 31, 2023, the fair value of the derivative liability was $238,176 (December 31, 2022 - $419,901), resulting in a decrease in the value of the derivative liability for the year ended December 31, 2023 of $181,725 (year ended December 31, 2022 - decrease in fair value of $6,241,221, year ended December 31, 2021 - decrease in fair value of $4,916,304).

Significant assumptions used in determining the fair value of the derivative warrant liabilities are as follows:

	Year Ended		Year Ended
	December 31,		December 31,
	2023		2022
Share price	USD$	0.84	USD$	0.51
Exercise price	USD$	3.75	USD$	3.75
Risk-free interest rate		3.91%		4.06%
Expected volatility		90%		91%
Expected life in years		0.85		1.85
Expected dividend yield		Nil		Nil

Cardiol Therapeutics Inc.

Notes to Consolidated Financial Statements

Years Ended December 31, 2023, 2022 and 2021

(Expressed in Canadian Dollars)

11.Share capital

a)	Authorized share capital

The authorized share capital consists of an unlimited number of common shares. The common shares do not have a par value. All issued shares are fully paid.

b)	Common shares issued

	Number of
	common
	shares	Amount
Balance, December 31, 2020	32,860,291	$51,923,471
Shares for services (i)	1,227,092	4,112,647
Stock options exercised (note 12)	998,333	2,837,083
Fair value of stock options exercised (note 12)	—	1,357,160
Issuance of units (ii, iii)	22,462,000	84,083,757
Fair value of warrants (ii, iii)	—	(15,369,626)
Share issuance costs (ii, iii)	—	(5,003,222)
Warrants exercised (note 13)	3,675,283	11,656,287
Fair value of warrants exercised (note 13)	—	3,999,272
Performance share units exercised (note 12)	700,000	3,322,000
Balance, December 31, 2021	61,922,999	$142,918,829
Shares for services (iv)	239,243	525,200
Restricted share units exercised (note 12)	376,622	526,682
Warrants exercised (note 13)	503,672	2,014,688
Performance share units exercised (note 12)	1,000,000	1,560,000
Balance, December 31, 2022	64,042,536	$147,545,399
Shares for services (v)	5,000	16,449
Restricted share units exercised (note 12)	704,743	957,288
Performance share units exercised (note 12)	600,000	—
Balance, December 31, 2023	65,352,279	$148,519,136

(i) During the year ended December 31, 2021, the Corporation issued 1,227,092 shares for services with a combined value of $4,112,647. The fair value of the shares were determined to be equal to the value of the services rendered.

(ii) On May 12, 2021, the Corporation completed its short form base shelf prospectus offering by issuing 6,112,000 common share units at $3.60 per unit for gross proceeds of $22,003,200, as well as an additional 433,400 warrants at $0.02 per warrant for $8,668. Each unit consisted of one common share and one-half of one common share purchase warrant. Each whole warrant is exercisable into one common share at the price of $4.60 per share for a period of three years from closing. The underwriters were paid cash fees of $1,025,590.

The fair value of $3,792,200 was assigned to the 3,056,000 warrants issued as part of the units as estimated by using a fair value market technique incorporating the Black-Scholes option pricing model, using the following assumptions: a risk-free interest rate of 0.53%; an expected volatility factor of 81%; an expected dividend yield of 0%; and an expected life of 3 years.

(iii) On November 5, 2021, the Corporation completed its short form base shelf prospectus offering by issuing 16,350,000 common share units at USD$3.07 per unit for gross proceeds of USD$50,194,500 ($62,080,558). Each unit consisted of one common share and one-half of one common share purchase warrant. Each whole warrant is exercisable into one common share at the price of USD$3.75 per share for a period of three years from closing. The underwriters were paid cash fees of USD$3,011,670 ($3,724,833).

Cardiol Therapeutics Inc.

Notes to Consolidated Financial Statements

Years Ended December 31, 2023, 2022 and 2021

(Expressed in Canadian Dollars)

11.Share capital (continued)

b)	Common shares issued (continued)

The fair value of $11,577,426 was assigned to the 8,175,000 warrants issued as part of the units as estimated by using a fair value market technique incorporating the Black-Scholes option pricing model (see note 10) on the statement of financial position and re-valued at each reporting date.

(iv)During the year ended December 31, 2022, the Corporation issued 239,243 common shares with a fair value of $525,000. The fair value of the shares was determined to be equal to the value of the services rendered. Included in shares for services is $244,213 related to vesting of previously issued shares.

(v) During the year ended December 31, 2023, the Corporation issued 5,000 common shares with a fair value of $3,550. The fair value of the shares was determined to be equal to the value of the services rendered. Included in shares for services is $12,899 related to vesting of previously issued shares.

c) 2022 At-The-Market (“ATM”) Program

In June 2022, the Corporation announced it entered into an equity distribution agreement with Canaccord Genuity LLC and Cantor Fitzgerald & Co. (the “Sales Agents”) acting as co-agents in connection with the 2022 at-the-market offering program (the “2022 ATM Program”). Under the terms of the 2022 ATM Program, the Corporation could from time to time, sell common shares having an aggregate value of USD$50,000,000 through the Sales Agents on the Nasdaq Capital Market. As at December 31, 2023 and the date of these consolidated financial statements, the Corporation has not issued any shares under the 2022 ATM Program.

Subsequent to December 31, 2023, the 2022 ATM program expired with no shares having been issued under it.

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

During the year ended December 31, 2023, the total expenses related to share-based compensation amounted to $4,156,762 (year ended December 31, 2022 - $5,013,185, year ended December 31, 2021 - $8,497,830). All outstanding awards are settleable with common shares and not cash.

Cardiol Therapeutics Inc.

Notes to Consolidated Financial Statements

Years Ended December 31, 2023, 2022 and 2021

(Expressed in Canadian Dollars)

12.Share-based payments (continued)

(a) Stock Options

	Number of	Weighted average
	stock options	exercise price ($)
Balance, December 31, 2020	2,861,300	$3.78
Issued	2,666,666	4.04
Expired	(227,833)	3.86
Exercised (i)	(998,333)	2.84
Balance, December 31, 2021	4,301,800	$4.16
Issued	602,500	1.84
Expired	(423,334)	4.37
Cancelled (note 12(c))	(2,512,490)	4.06
Balance, December 31, 2022	1,968,476	$3.52
Issued	880,000	1.58
Expired	(1,115,976)	3.65
Balance, December 31, 2023	1,732,500	$2.44

(i) The weighted average share price on date of exercise was $4.54.

At the grant date, the fair value of stock options issued was estimated using the Black-Scholes option pricing model based on the following weighted average assumptions:

	Year Ended	Year Ended	Year Ended
	December 31,	December 31,	December 31,
	2023	2022	2021
Fair value of stock options at grant date	$0.64	$1.34	$2.33
Share price	$1.09	$2.34	$4.04
Exercise price	$1.58	$1.84	$4.04
Risk-free interest rate	3.91%	2.44%	0.73%
Expected volatility	89%	98%	93%
Expected life in years	4.09	5.00	3.71
Expected dividend yield	Nil	Nil	Nil

Cardiol Therapeutics Inc.

Notes to Consolidated Financial Statements

Years Ended December 31, 2023, 2022 and 2021

(Expressed in Canadian Dollars)

12.Share-based payments (continued)

(a) Stock Options (continued)

The following table reflects the actual stock options issued and outstanding as of December 31, 2023:

		Weighted average		Number of
		remaining	Number of	options
	Exercise	contractual	options	vested
Expiry date	price ($)	life (years)	outstanding	(exercisable)
February 23, 2025	3.54	1.15	20,000	20,000
April 10, 2025	0.75	1.28	100,000	50,000
August 19, 2025	2.12	1.64	100,000	100,000
August 30, 2025	5.00	1.67	80,000	80,000
April 1, 2026	5.77	2.25	60,000	60,000
September 10, 2026	1.32	2.70	100,000	25,000
November 29, 2026	2.38	2.92	250,000	—
December 8, 2026	3.59	2.94	325,000	216,667
January 11, 2027	2.18	3.03	220,000	73,333
March 14, 2027	2.07	3.20	60,000	20,000
May 12, 2027 (i)	1.46	3.36	100,000	33,334
September 12, 2027	1.61	3.70	207,500	69,168
June 25, 2028 (ii)	1.32	4.49	80,000	80,000
October 23, 2028	1.20	4.82	30,000	—
	2.44	2.89	1,732,500	827,502

(i) Subsequent to December 31, 2023, 30,000 unexercised options expired.

(ii) Subsequent to December 31, 2023, 80,000 unexercised options expired.

(b) Performance Share Units

The Corporation has 2,000,000 outstanding PSUs as at December 31, 2023 (December 31, 2022 - 600,000, December 31, 2021 - 1,200,000). Grants of PSUs require completion of certain performance criteria specific to each grant. These PSUs have an expiry date of December 31, 2024. As at December 31, 2023, nil PSUs were vested (exercisable). Subsequent to December 31, 2023, 1,300,000 PSUs vested and were redeemed.

During the year ended December 31, 2023, 600,000 PSUs vested and were exercised by certain consultants of the Corporation for a total value of $nil (December 31, 2022 - 1,000,000 PSUs vested and were redeemed for a total value of $1,560,000). During the year ended December 31, 2023, the weighted average share price on date of exercise was $1.39 (December 31, 2022 - $1.45).

During the year ended December 31, 2022, 1,200,000 PSUs granted to certain consultants of the Corporation expired. Upon expiry, $1,121,400 of previously recognized share-based compensation was reversed through general and administration.

The weighted average fair value of PSUs granted during the year ended December 31, 2023 was $0.39 (December 31, 2022 - $1.56, December 31, 2021 - $3.43). As the fair value of the services for all PSUs issued cannot be reliably measured, the fair value was determined on the basis of the equity issued. The fair value of PSUs granted during the year ended December 31, 2023 was determined based on the Corporation's share price, adjusted by the estimated likelihood of the performance conditions being met. The fair value of PSUs granted during the year ended December 31, 2022 and December 31, 2021 was determined based on the Corporation's share price.

Cardiol Therapeutics Inc.

Notes to Consolidated Financial Statements

Years Ended December 31, 2023, 2022 and 2021

(Expressed in Canadian Dollars)

12.Share-based payments (continued)

(c) Restricted Share Units

The total outstanding RSUs at December 31, 2023 is 3,544,887 (December 31, 2022 - 2,312,963, December 31, 2021 - nil). Of the outstanding RSUs, 2,747,795 have fully vested as of December 31, 2023. The fair value of RSUs granted during the year ended December 31, 2023, December 31, 2022, and December 31, 2021 was determined based on the Corporations share price.

During the year ended December 31, 2023, the Corporation granted 2,100,000 RSUs carrying a value of $2,522,250 for a weighted average fair value of $1.20. During the year ended December 31, 2023, 704,743 RSUs vested and were redeemed (December 31, 2022 - 376,622) and 163,333 unvested RSUs expired. During the year ended December 31, 2023, the weighted average share price on date of exercise was $1.16 (December 31, 2022 - $0.79). Subsequent to December 31, 2023, 1,516,429 RSUs were redeemed.

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

RSUs were measured at the Corporation’s share price of $1.41 on September 30, 2022. The incremental fair value of 1,387,155 RSUs which vested immediately, with a cumulative value of $1,427,235, is included in share-based compensation. The incremental fair value of 1,212,845 unvested RSUs, with a value of $1,065,520, will vest in line with the options they replaced, with the exception of 400,000 RSUs that have modified vesting conditions from the stock options they replaced. An additional 89,585 RSUs were granted with a value of $90,955 during the year ended December 31, 2022. The weighted average fair value of RSUs granted in 2022 was $1.40.

13.Warrants

	Number of
	warrants	Amount
Balance, December 31, 2020	4,521,605	$4,460,728
Issued (i), (note 11 (ii), (iii))	11,792,602	3,707,789
Expired	(186,746)	(75,886)
Exercised	(3,675,283)	(3,999,272)
Earned (ii)	—	83,421
Balance, December 31, 2021	12,452,178	$4,176,780
Expired(ii)	(320,328)	—
Exercised(ii)	(503,672)	(2,014,688)
Earned (ii)	—	1,355,775
Balance,December 31,2022 and December 31,2023	11,628,178	$3,517,867

Cardiol Therapeutics Inc.

Notes to Consolidated Financial Statements

Years Ended December 31, 2023, 2022 and 2021

(Expressed in Canadian Dollars)

13.Warrants (continued)

(i)128,203 warrants with a fair value of $144,976 carrying an exercise price of $3.25 and an original expiry date of June 4, 2022, are included in this amount as a result of the exercise of 256,409 warrants carrying a price of $2.50. At the grant date, the fair value of the warrants issued was estimated using the Black-Scholes option pricing model based on the following weighted average assumptions:

Year Ended
December 31,
2021
Fair value of warrants at grant date	$1.13
Share price	$3.88
Exercise price	$3.25
Risk-free interest rate	0.16%
Expected volatility	83%
Expected life in years	1.10
Expected dividend yield	Nil

(ii)During the year ended December 31, 2022, 338,943 warrants with a fair value of $1,355,775 (year ended December 31, 2021 - 20,856 warrants with a fair value of $83,421) were earned pursuant to a development agreement. The total 503,672 earned warrants pursuant to this agreement were exercised in August 2022. The remaining 320,328 unearned warrants expired on August 31, 2022.

The following table reflects the actual warrants issued and outstanding as of December 31, 2023, excluding 1,020,000 special warrants convertible automatically into common shares for no additional consideration in accordance with the original escrow release terms as described in the Meros License Agreement (see note 8):

		Remaining
	Exercise	contractual	Warrants
Expiry date	price ($)	life (years)	exercisable
May 12, 2024	4.60	0.36	3,453,178
November 5, 2024(1)	4.97	0.85	8,175,000
	4.86	0.71	11,628,178

(1)	Warrants carry an exercise price of USD$3.75. This amount was translated to CAD for presentation purposes at the December 31, 2023 rate of 1.32. These warrants are classified as a derivative liability on the statement of financial position (see note 10).

14.Loss per share

For the year ended December 31, 2023, basic and diluted loss per share has been calculated based on the loss attributable to common shareholders of $28,128,292 (year ended December 31, 2022 - $30,930,647, year ended December 31, 2021 - $31,638,244) and the weighted average number of common shares outstanding of 64,463,087 (year ended December 31, 2022 - 62,505,982, year ended December 31, 2021 - 43,222,819). Diluted loss per share did not include the effect of stock options, PSUs, RSUs, and warrants as they are anti-dilutive.

Cardiol Therapeutics Inc.

Notes to Consolidated Financial Statements

Years Ended December 31, 2023, 2022 and 2021

(Expressed in Canadian Dollars)

15.Commitments

(i)The Corporation has leased premises with third parties. The minimum committed lease payments, which include the lease liability payments shown as base rent, are approximately as follows:

	Base rent	Variable rent	Total
2024	$41,532	$38,884	$80,416
2025	55,376	51,846	107,222
2026	55,376	51,846	107,222
2027	55,376	51,846	107,222
2028	46,146	43,205	89,351
	$253,806	$237,627	$491,433

(ii)The Corporation has signed various agreements with consultants to provide services. Under the agreements, the Corporation has the following remaining commitments.

2024	$494,503

(iii)Pursuant to the terms of agreements with various other contract research organizations, the Corporation is committed for contract research services for 2024 at a cost of approximately $441,032.

16.Other expenses

The following details highlight certain components of the research and development and general and administration expenses classified by nature. Remaining research and development and operating expenses include personnel costs and expenses paid to third parties:

	Year Ended	Year Ended	Year Ended
	December 31,	December 31,	December 31,
	2023	2022	2021
Research and development expenses
Non-cash share-based compensation	349,850	631,490	599,145

General and administration expenses
Depreciation of property and equipment	163,911	135,464	135,977
Amortization of intangible assets	84,444	84,444	84,444
Non-cash share-based compensation	3,806,912	4,381,695	7,898,685

17.Related party transactions

(a)	The Corporation entered into the following transactions with related parties:
(i)Included in research and development expense is $1,233,301 for the year ended December 31, 2023 (year ended December 31, 2022 - $2,182,869, year ended December 31, 2021 - $1,354,866) paid to a company related to a director. As at December 31, 2023, $416,792 (December 31, 2022 - $985,022) was owed to this company and this amount was included in accounts payable and accrued liabilities, and $nil (December 31, 2022 - $9,413) was paid to this company and was included in prepaid expenses.

Cardiol Therapeutics Inc.

Notes to Consolidated Financial Statements

Years Ended December 31, 2023, 2022 and 2021

(Expressed in Canadian Dollars)

17.Related party transactions (continued)

(b)Key management personnel are those persons having authority and responsibility for planning, directing, and controlling the activities of the Corporation directly or indirectly, including any directors (executive and non-executive) of the Corporation. Remuneration of directors and key management personnel of the Corporation, except as noted in (a) above, was as follows:

	Year Ended	Year Ended	Year Ended
	December 31,	December 31,	December 31,
	2023	2022	2021
Salaries and benefits	$2,779,707	$2,459,109	$2,503,893
Share-based payments	$985,174	2,680,442	1,188,462
	$3,764,881	$5,139,551	$3,692,355

As at December 31, 2023, $nil (December 31, 2022 - $nil) was owed to key management personnel and this amount was included in accounts payable and accrued liabilities.

18.Income taxes

The income tax allowance differs from the amount resulting from the application of the combined Canadian income tax rate as follows:

	Year Ended	Year Ended	Year Ended
	December 31, 2023	December 31, 2022	December 31, 2021
Loss before income taxes	$(28,128,292)	$(30,930,647)	$(31,638,244)
Statutory income tax rate	26.50%	26.50%	26.50%
Expected income tax recovery	(7,453,997)	$(8,196,621)	$(8,384,135)
Non-taxable income or non-deductible expenses	791,087	$756,834	$511,078
Tax rate differential and other	(73,479)	$85,064	$168,007
Unapplied non-capital losses	6,736,389	$7,354,723	$7,705,050
	$—	$—	$—

During the year ended December 31, 2023, the Corporation received refundable investment tax credits (“ITCs”), for qualifying scientific research and experimental development (“SRED”) expenses, of $149,739 related to its 2021 Canadian income tax return (December 31, 2022 - $164,443 related to its 2020 Canadian income tax return, December 31, 2021 - $93,076 related to its 2018 Canadian income tax return). The Corporation intends to claim non-refundable ITCs on its 2023 Canadian income tax returns. The amount of the qualifying SRED expenses and ITCs are unknown at the date of the audit report.

Deferred taxes are a result of temporary differences that arise due to the differences between the income tax values and the carrying amount of assets and liabilities. The significant components of the deferred tax assets and liabilities not recognized as at December 31, 2023, 2022 and 2021 are as follows:

	Year Ended	Year Ended	Year Ended
	December 31,	December 31,	December 31,
	2023	2022	2021
Unrecognized deferred tax assets: Non-capital losses carried forward	$117,277,753	$91,857,418	$64,266,641
Share issue costs	354,182	496,824	744,506
Scientific Research & Experimental Development	7,707,728	5,080,385	2,037,231
Total unrecognized deferred tax asset	$125,339,663	$97,434,627	$67,048,378

Cardiol Therapeutics Inc.

Notes to Consolidated Financial Statements

Years Ended December 31, 2023, 2022 and 2021

(Expressed in Canadian Dollars)

18.Income taxes (continued)

The tax losses expire between 2036 and 2043. The other temporary differences do not expire under current legislation.

2036	$1,368,251
2037	5,394,543
2038	636,497
2039	9,573,962
2040	15,090,248
2041	26,175,446
2042	33,618,471
2043	25,420,335
$117,277,753

As at December 31, 2023, the Corporation had scientific research and experimental development deduction carryforward balance of $7,707,728 (December 31, 2022 - $5,080,385, December 31, 2021 - $2,037,231).

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

2.1*	Warrant Indenture dated May 12, 2021 between the Corporation and Computershare Trust Company of Canada
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

4.2†	Omnibus Equity Incentive Plan(incorporated herein by reference to exhibit 4.6 to the Corporation’s Form S-8 (File No. 333-258940) filed with the SEC on August 19, 2021, as amended January 18, 2022)
4.3*+	License agreement between the Corporation and Meros Polymers Inc., dated January 20, 2017
4.4*	Exclusive Master Services Agreement between the Corporation and Dalton Chemical Laboratories, Inc. o/a Dalton Pharma Services on June 12, 2017
4.5*+	Exclusive Supply Agreement between the Corporation and Noramco, Inc. dated September 28, 2018
4.6*+	Development Agreement dated August 29th, 2018 between the Corporation and Clinical Academic Research Organization, S.A. DE C.V.
4.7*†	Executive Employment Agreement between the Corporation and David Elsley on January 19, 2017
4.8*†+	Employment Agreement Addendum between the Corporation and David Elsley on December 23, 2021
4.9*†	Employment Agreement between the Corporation and Christopher Waddick, dated August 16, 2018
4.10*†	Employment Agreement Addendum between the Corporation and Christopher Waddick, dated on December 23, 2021
4.11*†	Employment Agreement Addendum between the Corporation and Christopher Waddick, dated on March 2, 2022
4.12*†	Employment Agreement between the Corporation and Bernard Lim, dated December 3, 2020
4.13*†	Employment Agreement Addendum between the Corporation and Bernard Lim, dated on December 23, 2021
4.14*†	Employment Agreement between the Corporation and Andrew Hamer, dated May 30, 2022
8.1*	Subsidiaries of the Corporation
11.1*	Code of Business Conduct and Ethics
12.1*	Rule 13a-14(a)/15d-14(a) Certification of Chief Executive Officer
12.2*	Rule 13a-14(a)/15d-14(a) Certification of Chief Financial Officer
13.1#	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2#	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1*	Management Discussion and Analysis of the Corporation for the year ended December 31, 2023.
15.2*	Audit Committee Charter
15.3*	Compensation Committee Charter
15.4*	Consent of independent registered public accounting firm (BDO Canada LLP) (PCAOB ID#01227)
97.1*	Clawback Policy
101.INS*	XBRL Instance Document – the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document
101.SCH*	Inline XBRL Taxonomy Extension Schema Document
101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document

101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104*	Cover Page Interactive Data File (formatted as Inline eXtensible Business Reporting Language (iXBRL) and contained in Exhibit 101)

*	Filed herewith.
#	Furnished herewith.
†	Indicates a management contract or compensatory plan or arrangement.
+	Certain identified information has been excluded from the exhibit pursuant to Item 601(a)(6) and/or Item 601(b)(10)(iv) of Regulation S-K.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Cardiol Therapeutics Inc.
/s/ Chris Waddick
	By:	Chris Waddick
	Title:	Chief Financial Officer

Date:April 1, 2024